



PROXY STATEMENT +
ANNUAL REPORT

FISCAL YEAR 2023





To Our Shareholders:

2023 was a year of transition for GoPro to position us for growth in a post-pandemic world. In May, we announced a multi-year TAM expansion strategy, targeting long-term growth in revenue, subscribers, and profit. The initial stage of this strategy included a return to lower pre-pandemic pricing of our cameras, the re-introduction of entry-level priced GoPro cameras to drive volume and reach new customers, a reinvigorated approach to marketing to drive awareness, and a concerted effort to expand GoPro's retail presence globally.

In the period from our shift in May to the end of the year, these actions contributed to year-over-year retail channel unit sell-through growth of 25%. Across all channels (retail combined with direct-to-consumer through GoPro.com), unit sell-through growth in the same period was 3%, measured against the prior year period.

Since May 2023 we've added more than 3,200 new retail doors and we intend to continue to drive door growth in 2024 and 2025. In addition to growing door count, we plan to refresh our point-of-purchase merchandisers, expand in-store brand presence, and enhance account management throughout the retail channel.

In 2023 we also reinvigorated our marketing strategy to re-establish GoPro's larger-than-life brand presence across all the major verticals we serve. 2024 is when we'll see GoPro's brand more loud and proud than we've seen in years.

As we begin 2024 and look to the greater long-term opportunity for GoPro, we believe it's essential that we significantly scale the number of products we sell to serve more consumers in more categories and markets. Our research identifies several growth opportunities where GoPro can extend our market leadership.

As we enter the next stage of our TAM expansion strategy, we plan to expand our product roadmap over the next two years, including the products we bring to market through our acquisition of Forcite Helmet Systems, an Australian maker of tech-enabled motorcycle helmets. We believe tech-enabling motorcycle helmets represents a meaningful opportunity for GoPro to extend its technical and marketing capabilities to create differentiated solutions within a $6 billion motorcycle helmet market, of which we believe we can service approximately $3 billion, with an eye towards entering additional helmet markets over time.

In 2023, we grew GoPro subscribers to more than 2.5 million, representing 12% year-over-year growth. We expect to grow subscribers again in 2024, adding to the highly profitable $125 million in annual recurring revenue (ARR) we are already generating.

We are encouraged by the initial success of our strategy growing retail sell-through and are excited about our expanding product line, the significant number of retail doors we're adding at a steady rate, and the significantly larger number of marketing activations we have planned to drive awareness and demand — all of which we believe will contribute to growth.

Our acquisition of Forcite reflects our belief that GoPro can scale across multiple verticals globally. We have a number of exciting opportunities in front of us, and as we move through 2024, we are focused on execution and creating value for your shareholders.

It's good to be on the build again.

Many thanks and cheers to the future,

Nicholas Woodman
Founder, Chairman and Chief Executive Officer



GoPro, Inc.
3025 Clearview Way
San Mateo, CA 94402
(650) 332-7600
gopro.com

Investor Relations
investor.gopro.com

April 23, 2024

Dear Stockholders:

You are cordially invited to attend the 2024 Annual Meeting of Stockholders of GoPro, Inc., which will be held virtually on Tuesday, June 4, 2024 at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2024*, where you will be able to listen to the meeting live, submit questions and vote online. We believe that a virtual stockholder meeting provides greater access to those who may want to attend and therefore have chosen this over an in-person meeting.

The matters expected to be acted upon at the virtual Annual Meeting are described in detail in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

Your vote is important. Whether or not you plan to attend the meeting, please cast your vote as soon as possible by Internet or telephone, or by completing and returning the enclosed proxy card in the postage-prepaid envelope to ensure that your shares will be represented. Your vote by written proxy will ensure your representation at the Annual Meeting regardless of whether you attend the virtual meeting or not. Returning the proxy does not deprive you of your right to attend the meeting and to vote your shares at the virtual meeting.

We look forward to your attendance at our virtual Annual Meeting.

Sincerely,

Nicholas Woodman
Chief Executive Officer

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE STOCKHOLDER MEETING TO BE HELD ON JUNE 4, 2024 AT 11:30 A.M. (PACIFIC TIME):
THIS PROXY STATEMENT AND THE ANNUAL REPORT ARE AVAILABLE AT
*www.proxyvote.com***

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GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Our Stockholders:

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Stockholders of GoPro, Inc. will be held virtually on Tuesday, June 4, 2024, at 11:30 a.m. (Pacific Time). The virtual Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2024*, where you will be able to listen to the meeting live, submit questions and vote online.

We are holding the meeting for the following purposes, which are more fully described in the accompanying proxy statement:

1.   To elect seven directors, all of whom are currently serving on our board of directors (the **"Board"**), each to serve until the next 2025 annual meeting of stockholders and until his or her successor has been elected and qualified, or until his or her earlier death, resignation, or removal.

Nicholas Woodman	Shaz Kahng	Susan Lyne
Tyrone Ahmad-Taylor	Kenneth Goldman	
Peter Gotcher	Alexander Lurie	

2.   To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024.

3.   To hold a non-binding, advisory vote on the resolution to approve executive compensation.

4.   To approve an amendment of our Restated Certificate of Incorporation to allow for the exculpation of officers in certain circumstances permitted under law.

In addition, stockholders may be asked to consider and vote upon such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Only stockholders of record at the close of business on April 9, 2024 are entitled to notice of, and to vote at, the virtual meeting and any adjournments or postponements thereof. For ten days prior to the meeting, a complete list of the stockholders entitled to vote at the virtual meeting will be available for examination by any stockholder for any purpose germane to the meeting during ordinary business hours at our headquarters.

Your vote as a GoPro, Inc. stockholder is very important. Each share of GoPro Class A common stock that you own represents one vote and each share of GoPro Class B common stock that you own represents ten votes. For questions regarding your stock ownership, contact your brokerage firm or other entity that holds your shares or, if you are a registered holder, our transfer agent, Equiniti Trust Company, LLC, by calling (800) 937-5449, by writing to 6201 15th Avenue, Brooklyn, New York, 11219 or by e-mailing HelpAST@equiniti.com.

By Order of the Board of Directors,

Nicholas Woodman
Chief Executive Officer
San Mateo, California
April 23, 2024

YOUR VOTE IS IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE VIRTUAL ANNUAL MEETING, WE ENCOURAGE YOU TO VOTE AND SUBMIT YOUR PROXY BY INTERNET, BY TELEPHONE OR BY MAIL. FOR ADDITIONAL INSTRUCTIONS ON VOTING BY TELEPHONE OR THE INTERNET, PLEASE REFER TO YOUR PROXY CARD. TO VOTE AND SUBMIT YOUR PROXY BY MAIL, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE VIRTUAL ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE VIA THE VIRTUAL MEETING WEBSITE. IF YOU HOLD YOUR SHARES THROUGH AN ACCOUNT WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS YOU RECEIVE FROM YOUR ACCOUNT MANAGER TO VOTE YOUR SHARES.

GOPRO, INC.
PROXY STATEMENT FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS
Table of Contents

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GOPRO, INC.
3025 Clearview Way
San Mateo, California 94402

———————————

PROXY STATEMENT FOR THE 2024 ANNUAL MEETING OF STOCKHOLDERS

———————————

April 23, 2024

INFORMATION ABOUT SOLICITATION AND VOTING

The accompanying proxy is solicited on behalf of the board of directors of GoPro, Inc. ("**GoPro**") for use at GoPro's 2024 Annual Meeting of Stockholders to be held virtually on June 4, 2024, at 11:30 a.m. (Pacific Time) ("**Annual Meeting**"), and any adjournment or postponement of the Annual Meeting. The Annual Meeting can be accessed by visiting *www.virtualshareholdermeeting.com/GPRO2024*, where you will be able to listen to the meeting live, submit questions and vote online. The Notice of Internet Availability of Proxy Materials and this proxy statement for the Annual Meeting ("**Proxy Statement**") and the accompanying form of proxy were first distributed and made available on the Internet to stockholders on or about April 23, 2024. GoPro's annual report on Form 10-K for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("**SEC**") on February 9, 2024 ("**Annual Report**") will be available with this Proxy Statement by following the instructions in the Notice of Internet Availability of Proxy Materials.

INTERNET AVAILABILITY OF PROXY MATERIALS

In accordance with SEC rules, we are using the Internet as our primary means of furnishing proxy materials to stockholders. Consequently, most stockholders will not receive paper copies of our proxy materials. We will instead send these stockholders a Notice of Internet Availability of Proxy Materials with instructions for accessing the proxy materials, including our Proxy Statement and Annual Report, and voting via the Internet. The Notice of Internet Availability of Proxy Materials also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose. We believe this rule makes the proxy distribution process more efficient and less costly and helps in conserving natural resources.

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Purpose of the Annual Meeting

At the Annual Meeting, stockholders will act upon the proposals described in this Proxy Statement.

Record Date; Quorum

Only holders of record of our Class A common stock and Class B common stock at the close of business on April 9, 2024, ("**Record Date**") will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, we had 126,040,720 shares of Class A common stock and 26,258,546 shares of Class B common stock outstanding and entitled to vote.

The holders of a majority of the voting power of the shares of our Class A common stock and Class B common stock (voting together as a single class) entitled to vote at the Annual Meeting as of the Record Date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business under our Amended and Restated Bylaws ("**Bylaws**") and Delaware law. This presence is called a quorum. Your shares are counted as present at the Annual Meeting if you are present and vote online at the Annual Meeting or if you have properly submitted a proxy.

Voting Rights; Required Vote

In deciding all matters at the Annual Meeting, each holder of shares of our common stock is entitled to one vote for each share of Class A common stock held and ten votes for each share of Class B common stock held as of the close of business on the Record Date. We do not have cumulative voting rights for the election of directors. You may vote all shares owned by you as of the Record Date, including (i) shares held directly in your name as the stockholder of record, and (ii) shares held for you as the beneficial owner in street name through a brokerage firm, bank, trustee, or other nominee.

Stockholder of Record: Shares Registered in Your Name. If, on the Record Date, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, then you are considered the stockholder of record with respect to those shares. As a stockholder of record, you may vote at the Annual Meeting or vote by telephone, by Internet, or by filling out and returning the proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Nominee. If, on the Record Date, your shares were held in an account with a brokerage firm, bank, trustee or other nominee, then you are the beneficial owner of the shares held in street name. As a beneficial owner, you have the right to direct your nominee on how to vote the shares held in your account, and your nominee has enclosed or provided voting instructions for you to use in directing it on how to vote your shares. However, the organization that holds your shares is the stockholder of record for purposes of voting at the Annual Meeting. Because you are not the stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from the organization that holds your shares giving you the right to vote the shares at the Annual Meeting.

- **Proposal No. 1 – Election of Directors.** Each director will be elected by a plurality of the votes cast, which means that the seven individuals nominated for election to the board of directors at the Annual Meeting receiving the highest number of "FOR" votes will be elected. You may either vote "FOR" one or any of the nominees or "WITHHOLD" your vote with respect to one or any of the nominees.

- **Proposal No. 2 – Ratification of Appointment of Independent Registered Accounting Firm.** Ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2024 will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 3 - To hold a Non-Binding, Advisory Vote on the resolution to Approve Executive Compensation.** Approval on a non-binding, advisory basis of the executive compensation of our Named Executive Officers ("**NEOs**") will be obtained if the number of votes cast "FOR" the proposal at the Annual Meeting exceeds the number of votes "AGAINST" the proposal.

- **Proposal No. 4 - Approval of the Amendment of our Restated Certificate of Incorporation to Allow for Exculpation of Officers**. Approval of a proposed amendment to our Restated Certificate of Incorporation ("**Restated Certificate**") to allow for the exculpation of officers in certain circumstances permitted under law (the "**Certificate of Amendment**"). The Certificate of Amendment will be approved if holders representing at least two-thirds of the voting-power of the outstanding shares of our Class A common stock and Class B common stock (voting together as a single class) vote "FOR" its approval.

The Effect of Withheld Votes, Broker Non-Votes and Abstentions. Broker non-votes occur when shares held by a broker for a beneficial owner are not voted either because (i) the broker did not receive voting instructions from the beneficial owner or (ii) the broker lacked discretionary authority to vote the shares. Abstentions occur when shares present at the Annual Meeting are marked "abstain." A broker is entitled to vote shares held for a beneficial owner on "routine" matters, such as the ratification of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2024, without instructions from the beneficial owner of those shares. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted (stockholder withholding) with respect to a particular matter. On the other hand, absent instructions from the beneficial owner of such shares, a broker is not entitled to vote shares held for a beneficial owner on "non-routine" matters. All the other proposals presented at the Annual Meeting are non-routine matters. Broker non-votes, stockholder withholding, and abstentions are counted for purposes of determining whether a quorum is present but have no effect on the outcome of the matters voted upon except where brokers can exercise discretion on "routine" matters and Proposal No. 4 which requires approval by holders representing two-thirds of the voting-power of the outstanding shares of our Class A common stock and Class B common stock (voting together as a single class). Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

Recommendations of the Board of Directors on Each of the Proposals Scheduled to be Voted on at the Annual Meeting

The board of directors recommends that you vote (i) "FOR" each of the directors named in this Proxy Statement ("**Proposal 1**"), (ii) "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2024 ("**Proposal 2**"), (iii) "FOR" the approval of the compensation of our Named Executive Officers ("**Proposal 3**"), and (iv) "FOR" the approval of the Certificate of Amendment ("**Proposal 4**").

None of the directors or executive officers has any substantial interest in any matter to be acted upon, other than elections to office with respect to the directors so nominated and as referenced in Proposal 4.

Voting Instructions; Voting of Proxies

If you are a stockholder of record, you may:

- <u>Vote via the Annual Meeting website</u> - any stockholder can attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/GPRO2024*, where stockholders may vote and submit questions during the meeting. The Annual Meeting starts at 11:30 a.m. (Pacific Time) on June 4, 2024. Please have your 16-Digit Control Number to join the Annual Meeting. Instructions on how to attend and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.proxyvote.com*;

- Vote via telephone or Internet - in order to do so, please follow the instructions shown on your proxy card; or

- Vote by mail - complete, sign and date the proxy card enclosed herewith and return it before the Annual Meeting in the envelope provided.

Votes submitted by telephone or Internet must be received by 11:59 p.m. (Eastern Time) on June 3, 2024. Submitting your proxy, whether via the Internet, by telephone, or by mail, will not affect your right to vote in person should you decide to attend the Annual Meeting. If you are not the stockholder of record, please refer to the voting instructions provided by your nominee to direct your nominee on how to vote your shares. For Proposal 1, you may either vote "FOR" all of the nominees as a group to the board of directors, or you may "WITHHOLD" your vote from all nominees as a group or you may either vote "FOR" or "WITHHOLD" for any individual nominee you specify. For Proposals 2, 3 and 4, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting. Your vote is important. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure that your vote is counted.

All proxies will be voted in accordance with the instructions specified on the proxy card. If you sign a physical proxy card and return it without instructions as to how your shares should be voted on a particular proposal at the Annual Meeting, your shares will be voted in accordance with the recommendations of our board of directors stated above.

If you do not vote and you hold your shares in street name, and your broker does not have discretionary power to vote your shares, your shares may constitute "broker non-votes" (as described above) and will not be counted in determining the number of shares necessary for approval of the proposals. However, shares that constitute broker non-votes will be counted for the purpose of establishing a quorum for the Annual Meeting.

If you receive more than one proxy card, this is because your shares are registered in more than one name or are registered in different accounts. To make certain all your shares are voted, please follow the instructions included on each proxy card and vote each proxy card by telephone or the Internet. If voting by mail, please complete, sign and return each proxy card to ensure that all your shares are voted.

Expenses of Soliciting Proxies

GoPro will pay the expenses of soliciting proxies. Following the original mailing of the soliciting materials, GoPro and its agents, including directors, officers and other employees, without additional compensation, may solicit proxies by mail, electronic mail, telephone, by other similar means, or in person. Following the original mailing of the soliciting materials, GoPro will request brokers, custodians, nominees and other record holders to forward copies of the soliciting materials to persons for whom they hold shares and to request authority for the exercise of proxies. In such cases, GoPro, upon the request of the record holders, will reimburse such holders for their reasonable expenses. If you choose to access the proxy materials through the Internet, you are responsible for any Internet access charges you may incur.

Revocability of Proxies

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- delivering to the Corporate Secretary of GoPro (by any means) a written notice stating that the proxy is revoked;

- signing and delivering a proxy bearing a later date;

- voting again by telephone or Internet; or

- attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to revoke a proxy, you must contact that firm to revoke any prior voting instructions.

Voting Results

Voting results will be tabulated and certified by the inspector of elections appointed for the Annual Meeting. The preliminary voting results will be announced at the Annual Meeting. The final results will be tallied by the inspector of elections and filed by GoPro with the SEC in a current report on Form 8-K within four business days of the Annual Meeting.

Information regarding our Virtual Meeting

You will be able to attend the Annual Meeting virtually at *www.virtualshareholdermeeting.com/GPRO2024*, where you will be able to vote electronically and submit questions during the meeting.

You will be able submit a question during the Annual Meeting via our virtual stockholder meeting website, *www.virtualshareholdermeeting.com/GPRO2024.* If your question is properly submitted during the relevant portion of the meeting agenda, our Vice President of Corporate Communications will lead the Q&A session and a response to appropriate questions will be provided during the live webcast. A webcast replay of the 2024 Annual Meeting, including the Q&A session, will also be archived on *www.virtualshareholdermeeting.com/GPRO2024*.

If we experience technical difficulties during the virtual meeting (e.g., a temporary or prolonged power outage), our Chairman will determine whether the meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any situation, we will promptly notify stockholders of the decision via *www.virtualshareholdermeeting.com/GPRO2024.*

If you encounter technical difficulties accessing our meeting or asking questions during the meeting, a support line will be available on the login page of the virtual meeting website.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD;
CORPORATE GOVERNANCE STANDARDS AND DIRECTOR INDEPENDENCE

GoPro is strongly committed to good corporate governance practices. These practices provide an important framework within which our board of directors and management can pursue our strategic objectives for the benefit of our stockholders. Our Board has adopted Corporate Governance Guidelines ("**Corporate Governance Guidelines**") that set forth the role of our Board, director independence standards, board structure and functions, director selection considerations, and other governance policies. In addition, our Board has adopted written charters for its standing committees (audit, compensation and leadership, and nominating and governance, as well as a Code of Business Conduct and Ethics ("**Code**")) that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Board generally reviews each of the Corporate Governance Guidelines, the committee charters, and the Code annually and implements changes as appropriate. The Corporate Governance Guidelines, the committee charters, and the Code, and any waivers or amendments to the Code, are all available on our Investor Relations website in the "Corporate Governance" section (https://investor.gopro.com/overview/default.aspx).

Board Leadership Structure

Our Corporate Governance Guidelines provide that our Board may choose its chairperson in any way that it considers to be in the best interests of our company. Our Nominating and Governance Committee of our Board ("**Nominating Committee**") periodically considers the leadership structure of our Board, including the separation of the chairperson and chief executive officer roles and/or appointment of a lead independent director of our Board, and makes such recommendations to our Board as our Nominating Committee deems appropriate. Our Corporate Governance Guidelines also provide that when the positions of chairperson and chief executive officer are held by the same person, the independent directors may designate a "lead independent director" with such responsibilities to include: scheduling and preparing agendas for meetings of the independent directors; serving as a liaison between the chief executive officer and the independent directors; being available, under appropriate circumstances, for consultation and direct communication with stockholders; ensuring our Board is fulfilling its oversight responsibilities in strategy, risk oversight and succession planning; and performing such other functions and responsibilities as requested by our Board from time to time.

Currently, our Board believes that it is in the best interest of our company and our stockholders for our Chief Executive Officer, Mr. Woodman, to serve as both Chief Executive Officer and Chairman given his knowledge of our company, industry, and strategic vision. Because Mr. Woodman has served and continues to serve in both these roles, our Board appointed Kenneth Goldman to serve as our lead independent director in April 2017. As lead independent director, Mr. Goldman presides over regularly scheduled meetings at which only our independent directors were present to foster open and honest communication, serves as a liaison between the Chairman and the independent directors, and performs such additional duties as our Board may otherwise determine and delegate. Our Board believes that its independence and oversight of management is maintained effectively through this leadership structure, the composition of our Board and sound corporate governance policies and practices.

Our Board of Directors' Role in Risk Oversight

Our Board is primarily responsible for overseeing our risk management processes. Our Board, as a whole, determines the appropriate level of risk for GoPro, assesses the specific risks that we face and reviews management's strategies for adequately mitigating and managing the identified risks. Although our Board administers this risk management oversight function, the committees of our Board support our Board in discharging its oversight duties and address risks inherent in their respective areas. The Audit Committee of our Board ("**Audit Committee**") reviews our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our procedures and related policies with respect to risk assessment and risk management. The Audit Committee also oversees our management of legal, ethics and regulatory compliance programs and risks related to our information technology systems, processes, and procedures, including risks related to cybersecurity and privacy. The compensation and leadership committee ("**Compensation Committee**") reviews risks and exposures associated with compensation plans and programs, human capital management, management continuity and succession planning. The Nominating Committee assists the board in fulfilling its oversight responsibilities with respect to the management of risks associated with our overall governance practices and the leadership structure of the Board (as described above under "Board Leadership Structure"). Our Board is kept informed of each committee's risk oversights and other activities via regular reports of the committee chairs to the full Board.

Our Board believes that its current leadership structure supports the risk oversight function of our Board by providing for open communication between our management team and our Board. In addition, independent directors chair the various committees involved in assisting with risk oversight, and all directors are involved in the risk oversight function. We believe this division of responsibilities is an effective approach for addressing the risks we face and that our board leadership structure supports this approach.

Board Oversight of Corporate Social Responsibility ("CSR") Matters

Our Board, through our Nominating Committee, generally oversees CSR matters. The other committees oversee CSR topics related to their respective areas of responsibility. For example, the Compensation Committee has oversight responsibility with respect to GoPro's executive succession planning and human capital management activities including, among other things, matters related to talent management and development, talent acquisition, employee engagement and diversity and inclusion. The management of key non-financial risks and opportunities, such as workforce inclusion and development, and sustainability, are critical components in GoPro's long-term performance and strategy. Our committees receive regular updates from our management team on CSR efforts related to their respective areas of oversight, and regularly share and discuss such updates with the full Board.

In July 2023, GoPro published its Sustainability Snapshot covering the period of June 30, 2022 through June 30, 2023, which is available in the "Corporate Social Responsibility" section of our website. In the Sustainability Snapshot, we discuss our CSR initiatives and programs, including our sustainability efforts with respect to our environmental footprint, our talented workforce, and our community.

Below we share some of our CSR highlights. Additional information about our CSR initiatives and programs is in the Sustainability Report. Information contained on or connected to Corporate Social Responsibility on our website, including our Sustainability Snapshot, is not incorporated by reference into this Proxy Statement and should not be considered a part of this Proxy Statement or any other filing with the SEC.

Environmental

Understanding our Carbon Footprint: In 2023, GoPro completed its first greenhouse gas emission ("**GHG**") inventory for Scope 1 and Scope 2 emissions. GoPro's inventory assessment was conducted in accordance with the GHG Protocol Corporate Accounting and Reporting Standard which serves as a key tool for the Company to measure, develop, implement, and track energy efficiency and emissions reduction strategies.

Office Workplace Footprint: GoPro is mindful of the day-to-day consumption of natural resources and as such, its California-based headquarters is LEED Certified and compliant with Energy Efficiency Standards. GoPro strives to minimize energy consumption by outfitting its U.S. offices with high-efficiency lighting, occupancy lighting sensors and maintaining its HVAC schedules to adapt to seasonal and occupancy requirements. Additionally, GoPro is focused on increasing its utilization of California's Clean Energy green power programs.

Social

Human Capital Management: Our Board and the Compensation Committee have responsibility for specific areas of human capital management oversight. The Compensation Committee periodically reviews and discusses with GoPro management the Company's executive succession planning and human capital management activities including, among other things, matters related to talent management and development, talent acquisition, employee engagement and diversity and inclusion. The full Board annually reviews all of these topics as well. The GoPro management team is responsible for ensuring that GoPro policies and processes reflect and reinforce the Company's desired corporate culture.

Employee Engagement: To gain an understanding of morale and enthusiasm within our global workforce, the Company solicits feedback every six months through an employee survey. The Company utilizes other opportunities to connect with employees via all-hands meetings both virtually and in-person and through various internal platforms to enhance employee engagement. Tracking engagement within the GoPro employee community helps the Company understand what is driving the positive aspects of GoPro culture and where the Company can improve. We believe these efforts to improve our hybrid work environment have positively impacted all employees. In 2023, Outside Magazine and the Outdoor Industry Association recognized GoPro as the No. 1 large employer for its commitment to employee engagement and wellness, following an in-depth exploration of employee benefits, policies, and programs, and an employee survey. In 2023, GoPro was also recognized by Transform, a people-driven thought leadership ecosystem, as that year's winner of the "Wellness Driver: Mental Health Program of the Year" award. The Transform Awards celebrate the most impactful stories of innovation, creativity, and transformation across the global world of work.

Diversity, Equity, Belonging & Inclusion: GoPro undertakes a multi-faceted approach to creating a sense of belonging for its employees. The Company provides trainings, workshops, events, employee resource groups and speaker series to help increase safe spaces and visibility for people with identities that have been historically marginalized. In addition to GoPro's mandatory sexual harassment prevention and bullying prevention training, new modules were added to help employees recognize and address unconscious bias and microaggressions.

Our Community: In 2015, the Company launched "GoPro for a Cause", a nonprofit partnership and donation program established to generate awareness for causes that align with GoPro's core values. Empowering others to tell stories is in the Company's DNA and since the program's inception, the mission has been to inspire social engagement by leveraging GoPro's products and global reach to help nonprofits tell their stories with a focus on:

- supporting active youth to maximize their passions and potential
- empowering underserved communities; and
- celebrating those who are leading environmental protection efforts

The Company utilizes the GoPro community to tell and share inspirational stories of people giving back. Since 2015, GoPro has supported more than 1,000 organizations through product donations, monetary donations, and volunteering.

GoPro Employees for a Cause: Through the "GoPro Employees for a Cause" program, all active GoPro employees are eligible to donate one camera per year to non-profit organizations. The Company also supports employees who generously lend their time and energy to volunteer in the community.

Governance

Board Diversity: We have a diverse, independent board. Two of our seven nominees (all current Board members) are women and three of our seven nominees are from underrepresented and diverse communities, with one identifying as African-American, one identifying as Asian, and one identifying as Hispanic or Latinx.

Board Diversity Matrix (as of June 4, 2024, assuming re-election of each nominee)		
	Female	**Male**
Total Number of Directors	7	
Part I: Gender Identity		
Directors	2	5
Part II: Demographic Background		
African American or Black	0	1
Asian	1	0
Hispanic or Latinx	0	1
White	1	3



Gender Diversity
5 Men
2 Women

Underrepresented Community Diversity
2 Underrepresented

Independence
1 Non-Independent
6 Independent

Tenure of Independent Director Nominees
9.1 years average tenure
1 - 0-3 Years
2 - 3-7 Years
4 - Over 7 Years

Age of Independent Director Nominees
60.1 years average age
1 - 40s
2 - 50s
2 - 60s
2 - 70s

Ethics & Compliance: GoPro is committed to legal and ethical conduct in every area of our business. GoPro's Code represents the cornerstone of our commitment to integrity. The Code summarizes the standards which all employees are expected to meet, regardless of location or role. All GoPro employees are required to engage in annual training on the Code and related policies. The Company also provides employees with an anonymous, third-party hotline, among other methods, to report any concerns or violations of the Code. Our Chief Legal Officer oversees the Company global

compliance framework and provides annual compliance updates to the Board and quarterly compliance updates to the Audit Committee.

Other Core Business Functions Oversight

Cybersecurity

The security of personal data is of the utmost importance to GoPro, its employees, customers and consumers. GoPro has implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of GoPro confidential and proprietary information and customer and employee information. GoPro's Chief Information Security Officer ("**CISO**") has over 30 years of experience in cybersecurity as an expert and CISO and oversees the Company information security program and is responsible for leading and implementing with a cross functional team the Company cybersecurity strategy, policy, architecture, and processes.

The Audit Committee has oversight responsibility for the Company cybersecurity program and conducts an annual review of the Company's cybersecurity program and its risk management strategies. This review helps identify areas for improvement and ensuring the alignment of the Company's cybersecurity efforts with the overall compliance framework.

The CISO provides regular updates to the Audit Committee on cybersecurity and other risks relevant to our information technology environment including the results of periodic exercises and response readiness assessments. The GoPro cybersecurity program is regularly evaluated by internal and external experts with the results of those reviews reported to senior management and the Audit Committee.

GoPro also actively engages with key vendors, industry participants, and intelligence and law enforcement communities as part of its continuing efforts to evaluate and enhance the effectiveness of its information security policies and procedures. The Company regularly trains all employees on cybersecurity risks such as phishing attacks and are required to acknowledge our cybersecurity policy annually through the Code.

Director Independence

Our Board determines the independence of our directors by applying the applicable rules, regulations and listing standards of The Nasdaq Global Select Market ("**Nasdaq**") and applicable rules and regulations promulgated by the SEC. The applicable rules, regulations and listing standards of Nasdaq provide that a director is independent only if the Board affirmatively determines that the director does not have a relationship with the Company which, in the opinion of the Board, would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. The applicable rules also specify various relationships that preclude a determination of director independence. Such relationships may include employment, commercial, accounting, family and other business, and professional and personal relationships.

Applying these standards, our Board annually reviews the independence of our directors, taking into account all relevant facts and circumstances. In its most recent review, the Board considered, among other things, the relationships that each

non-employee director has with the Company and all other facts and circumstances the Board deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, any transactions involving non-employee directors described in "Related Party Transactions" and any transactions or relationships not required to be disclosed in such section.

Our Board has determined that Messrs. Ahmad-Taylor, Goldman, Gotcher, Lurie and Welts, and Mses. Kahng, Lyne and Zalaznick, are "independent directors" as defined under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. All members of the Audit Committee, Compensation Committee and Nominating Committee must be independent directors under the applicable rules, regulations and listing standards of Nasdaq. Members of the Audit Committee also must satisfy a separate SEC independence requirement, which provides that (i) they may not accept directly or indirectly any consulting, advisory or other compensatory fee from GoPro or any of our subsidiaries other than their directors' compensation, and (ii) they may not be an affiliated person of GoPro or any of our subsidiaries. Members of the Compensation Committee also must satisfy a separate SEC independence requirement and a related Nasdaq listing standard with respect to their affiliation with GoPro and any consulting, advisory or other fees they may have received from us. Our Board has determined that all members of the Audit Committee, Compensation Committee and Nominating Committee are independent and satisfy the relevant SEC and Nasdaq independence requirements for such committees.

Board and Committee Meetings and Attendance

Our Board and its committees meet throughout the year on a set schedule, and hold special meetings and act by written consent from time to time. During 2023, (i) our Board met eight times, including through telephonic meetings, (ii) the Audit Committee held five meetings, (iii) the Compensation Committee held six meetings, and (iv) the Nominating Committee held three meetings. All of our directors attended at least 75% of the aggregate of the total number of meetings held by our Board and of the total number of meetings held by all committees of our Board on which such director served (during the period in which the director served).

Audit Committee

Our Audit Committee is currently comprised of Mr. Goldman, who serves as the chair, Mr. Gotcher, Ms. Kahng and Mr. Lurie. Ms. Kahng will rotate off the Audit Committee effective at the Annual Meeting and has been appointed to the Nominating Committee and also appointed as the chair of the Nominating Committee. Our Board has determined that each member of the Audit Committee meets the requirements for independence under the applicable rules, regulations and listing standards of Nasdaq and applicable rules and regulations promulgated by the SEC. Each member of our Audit Committee is financially literate. In addition, our Board has determined that Mr. Goldman is an Audit Committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act of 1933, as amended ("**Securities Act**").

All audit services to be provided to us and all permissible non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our Audit Committee, among other things:

- reviews the financial information which will be provided to stockholders and others;

- reviews our system of internal controls by consulting with management, our internal compliance team and the independent registered public accounting firm and monitors compliance with these processes;

- appoints, retains and oversees the independence and performance of the independent registered public accounting firm;

- oversees our accounting and financial reporting processes and the audits of our financial statements;

- pre-approves audit and permissible non-audit services provided by the independent registered public accounting firm;

- reviews and provides oversight regarding our policies with respect to risk assessment and risk management; and

- reviews related party transactions and proposed waivers of our Code.

Compensation and Leadership Committee

Our Compensation Committee is currently comprised of Ms. Lyne, who serves as the chair, Ms. Zalaznick and Mr. Gotcher. Ms. Zalaznick is not up for nomination at the Annual Meeting and will no longer be a member of the Board or the Compensation Committee after the Annual Meeting. The Board has determined that each member of the Compensation Committee meets the requirements for independence under current Nasdaq and SEC rules, regulations and listing standards. Each member of the Compensation Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended ("**Exchange Act**"), an outside director, as defined pursuant to Section 162(m) and is "independent" as defined in Section 5605(a)(2) of the Nasdaq rules and Rule 10C-1 promulgated under the Exchange Act. The purpose of the Compensation Committee is to carry out the responsibilities of our Board relating to compensation of our executive officers. The Compensation Committee, among other things:

- reviews and determines the compensation of our Chief Executive Officer, executive officers and other executives reporting to the Chief Executive Officer;

- administers our equity incentive plans; and

- establishes and reviews general plans, programs and policies relating to compensation and benefits of our employees.

The Compensation Committee engaged an independent executive compensation consulting firm, Compensia, Inc. ("**Compensia**"), to evaluate our executive compensation program and practices and to provide advice and ongoing assistance on executive compensation matters for 2023. Specifically, Compensia was engaged to:

- provide compensation-related data for a peer group of companies to serve as a basis for assessing competitive compensation practices;

- review and assess our current director policies and practices, Chief Executive Officer and other executive officer compensation policies and practices and equity profile relative to market practices (with director compensation review done for the benefit of the Nominating Committee, which per its charter has responsibility for director compensation review and recommendation);

- review and assess our current executive compensation program relative to market to identify any potential changes or enhancements to be brought to the attention of the compensation and leadership committee; and

- review market practices on employee stock purchase plans and other equity programs.

During 2023, Compensia worked directly with the Compensation Committee (and not on behalf of management) to assist the committee in satisfying its responsibilities and undertook no projects for management without the committee's prior approval. The Compensation Committee has determined that none of the work performed by Compensia during 2023 raised any conflicts of interest.

Nominating and Governance Committee

The Nominating Committee is currently comprised of Ms. Zalaznick, who serves as the chair, Mr. Ahmad-Taylor, Mr. Welts, and Ms. Lyne. As of the Annual Meeting, Ms. Kahng will be a member of the Nominating Committee and also the chair of the Nominating Committee. Ms. Zalaznick and Mr. Welts are not up for nomination at the Annual Meeting and therefore will no longer be members of the Board or the Nominating Committee. We are grateful to Ms. Zalaznick and Mr. Welts for their excellent service and thank them for their time on the Board. The Board has determined that each member of the Nominating Committee meets the requirements for independence under current Nasdaq rules, regulations and listing standards. The Nominating Committee, among other things:

- identifies, evaluates and recommends nominees to our Board and committees of our Board;
- conducts searches for appropriate directors;
- evaluates the performance of our Board;
- considers and makes recommendations to our Board regarding the composition of our board of directors and its committees and related compensation (and was assisted in its 2023 director compensation review by Compensia);
- reviews developments in corporate governance practices;
- evaluates the adequacy of our corporate governance practices and reporting;
- oversees our ESG programs; and
- makes recommendations to our Board concerning corporate governance matters.

Our Board Evaluation Process

The Board is committed to reviewing and assessing its performance through a robust annual evaluation process. Through the evaluation process, which is conducted using the services of an independent consultant, the Nominating Committee oversees the assessment of the Board's processes, committees, meetings, planning, and overall effectiveness. The Board evaluates itself with respect to the effectiveness and agendas of the full Board and each of its committees, Board

and committee composition and size and effectiveness and oversight of corporate strategy and risk, among other topics. The chair of the Nominating Committee reviews the results and feedback provided by the directors and identifies action items from the assessment for Board discussion. Feedback on Board and committee effectiveness is provided to the full Board for discussion. Any findings that require additional consideration are addressed at subsequent Board and committee meetings.

Compensation and Leadership Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past has served, as a member of the Board or Compensation Committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our Board or our Compensation Committee.

Board Attendance at Annual Stockholders' Meeting

Our policy is to invite and encourage each member of our Board to be present at our annual meeting of stockholders. All of our then current directors were present at our 2023 virtual annual meeting of stockholders held on June 6, 2023.

Communication with Directors

Stockholders and interested parties who wish to communicate with the Board, non-management members of the Board as a group, a committee of the Board or a specific member of the Board (including our Chairman or lead independent director) may do so by letters addressed to the attention of our Chief Legal Officer. All communications are reviewed by our Chief Legal Officer and provided to the members of the Board consistent with a screening policy providing that unsolicited items, sales materials, abusive, threatening or otherwise inappropriate materials and other routine items and items unrelated to the duties and responsibilities of the Board shall not be relayed on to directors.

The address for these communications is:

GoPro, Inc.
c/o Chief Legal Officer
3025 Clearview Way
San Mateo, California 94402

NOMINATIONS PROCESS AND DIRECTOR QUALIFICATIONS

Nomination to the Board of Directors

Candidates for nomination to the Board are selected by the Board based on the recommendation of the Nominating Committee in accordance with the Nominating Committee's charter, our Restated Certificate of Incorporation, our Bylaws, our Corporate Governance Guidelines, and the criteria adopted by the Board regarding director candidate qualifications. In recommending candidates for nomination, the Nominating Committee considers candidates recommended by directors, officers, employees, stockholders and others, using the same criteria to evaluate all candidates. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected candidates as appropriate and, in addition, the committee may engage consultants or third-party search firms to assist it in identifying and evaluating potential nominees.

Additional information regarding the process for properly submitting stockholder nominations for candidates for our board of directors is set forth below under "Additional Information – Stockholder Proposals to Be Presented at Next Annual Meeting."

Director Qualifications

With the goal of developing a diverse, experienced and highly qualified board of directors, the Nominating Committee is responsible for developing and recommending to the Board the desired qualifications, expertise and characteristics of members of the Board, including qualifications that the committee believes must be met by a committee-recommended nominee for membership on the Board and specific qualities or skills that the committee believes are necessary for one or more of the members of the Board to possess.

Since the identification, evaluation and selection of qualified directors is a complex and subjective process that requires consideration of many intangible factors, and will be significantly influenced by the particular needs of the Board from time to time, the Board has not adopted a specific set of minimum qualifications, qualities or skills that are necessary for a nominee to possess, other than those that are necessary to meet U.S. legal, regulatory and Nasdaq listing requirements, and the provisions of our Restated Certificate of Incorporation, Bylaws, Corporate Governance Guidelines and charters of our Board committees. When considering nominees, the Nominating Committee may take into consideration many factors, including among other things, a candidate's independence, integrity, diversity (inclusive of age, gender identity, ethnicity, and sexual orientation), skills, knowledge about our business or industry, willingness and ability to devote adequate time and effort to the Board responsibilities in the context of the existing composition, knowledge about other areas that are expected to contribute to the Board's overall effectiveness, and needs of the Board and its committees. The Board and Nominating Committee believe that a diverse, experienced and highly qualified board of directors fosters a robust, comprehensive and balanced decision-making process for the continued effective functioning of the Board and success of the Company. Accordingly, through the nomination process, the Nominating Committee seeks to promote board membership that reflects a diversity of business experience, expertise, viewpoints, personal backgrounds and characteristics that are expected to contribute to the Boards overall effectiveness. The brief biographical description of each director set forth in Proposal 1 below includes the primary individual experience, qualifications, attributes and skills of each of our directors that led to the conclusion that each director should serve as a member of the Board at this time.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board currently consists of nine directors. Seven directors will stand for election at the Annual Meeting to be held on June 4, 2024 and shall serve for a one-year term expiring at the 2025 annual meeting of stockholders, and until such director's successor is duly elected and qualified or until such director's earlier death, resignation, or removal.

Shares represented by proxies will be voted "FOR" the election of each of the nine nominees named below, unless the proxy is marked to "WITHHOLD" authority to so vote. If any nominee for any reason is unable to serve or for good cause will not serve, the proxies may be voted for such substitute nominee as the proxy holder might determine. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

Nominees to the Board of Directors

The nominees, their occupations, ages, length of board service, independent status, total number of public company directorships as of April 9, 2024 and board committee assignments as of the date of the Annual Meeting, are provided in the table below. Additional biographical descriptions of each nominee follow after the table.

Name *Primary Occupation*	Age	Director Since	Independent	Total Number Of Public Company Directorships	Board Committees Effective as of the Date Of the Annual Meeting		
					AC	CLC	NGC
Nicholas Woodman *Chief Executive Officer and Chairman of the Board* *GoPro, Inc.*	48	2004	NO	1			
Tyrone Ahmad-Taylor *Vice President, Organic Growth and Marketing* *Snap, Inc.*	56	2018	YES	1			●
Kenneth Goldman *Lead Independent Director* *Independent Investor*	74	2013	YES	4	C		
Peter Gotcher *Chairman* *Dolby Labs*	64	2014	YES	2	●	●	
Shaz Kahng *Independent Investor*	60	2021	YES	1			C
Alexander Lurie *Operating Partner* *Addition*	50	2016	YES	1	●		
Susan Lyne *Managing Partner* *BBG Ventures*	72	2017	YES	2		C	●

C - Committee Chair
AC - Audit Committee
CLC - Compensation Committee
NGC - Nominating Committee

Nicholas Woodman
Age: 48
Director Since: 2004

Other Public Company Directorships:
None



Nicholas Woodman founded GoPro and has served as our Chief Executive Officer and a member of the board of directors since 2004, as Chairman since January 2014 and as President from 2004 until June 2014. Mr. Woodman got his start in 1998 by founding an online gaming company, Funbug.com. When that venture failed in 2001, Mr. Woodman planned an international surfing trip to look for inspiration. While preparing for that trip, Mr. Woodman had the idea for a 35mm film-based wrist camera that could be worn during sports like surfing, enabling the user to capture images while engaged in the sport. This idea became GoPro's first product, the HERO Camera. In the years that followed, Mr. Woodman, along with friends, family and employees, innovated on the HERO Camera concept along with a wide array of mounting devices that would make it easy to mount the camera to everything from helmets to surfboards, vehicles and more. Mr. Woodman holds a B.A. in Visual Arts from the University of California, San Diego. We believe Mr. Woodman's experience as the founder of GoPro and his knowledge of our products and customers give him the experience and leadership capabilities that qualify him to serve as a member of our board of directors.

Tyrone Ahmad-Taylor
Age: 56
Director Since: 2018
Board Committees:
Nominating and Governance

Other Public Company Directorships:
None



Mr. Ahmad-Taylor has served on our board of directors since June 2018. Since January 2023, Mr. Ahmad-Taylor has been Vice President, Organic Growth and Product Marketing of Snap, Inc. From June 2017 to December 2022, Mr. Ahmad-Taylor was Vice President, Product Marketing of Meta (formerly Facebook, Inc.), an online social platform. Prior to his role at Meta, Mr. Ahmad-Taylor was CEO and President of THX Limited from November 2015 to May 2017. From March 2014 to July 2015, Mr. Ahmad-Taylor was Vice President, SmartTV Services of Samsung Electronics Company Limited and Head, SmartTV Services of Samsung Electronics Company Limited from October 2012 to March 2014. Mr. Ahmad-Taylor is currently an Advisory Board Member of Consumer Technology Association. We believe Mr. Ahmad-Taylor is qualified to serve as a member of our board of directors based on his extensive executive experience in the consumer products industry and his background in product development and marketing.

Kenneth Goldman

Age: 74
Director Since: 2013
Lead Independent Director
Board Committees:
Audit (Chair)

Other Public Company Directorships:
RingCentral, Inc. (NYSE: RNG)
Zuora, Inc. (NYSE: ZUO)
Fortinet, Inc. (NASDAQ: FTNT)



Kenneth Goldman has served on our board of directors since December 2013 and as lead independent director of our board since April 2017. From December 2018 to July 2022, Mr. Goldman served on the board of directors at the Value Reporting Foundation, formerly SASB. From September 2017 to April 2022, Mr. Goldman served as the President of Hillspire LLC, a wealth management service provider. From October 2012 to June 2017, Mr. Goldman served as the Chief Financial Officer of Yahoo! Inc., an Internet commerce website, where he was responsible for Yahoo's global finance functions including financial planning and analysis, controllership, tax, treasury, and investor relations. From September 2007 to October 2012, Mr. Goldman was the Senior Vice President, Finance and Administration and Chief Financial Officer of Fortinet Inc., a provider of threat management technologies. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President of Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. Previously, Mr. Goldman has been the Chief Financial Officer of Sybase, Inc. (acquired by SAP SE), Excite@Home, Cypress Semiconductor Corporation and VLSI Technology, Inc. (acquired by Philips Electronics). Mr. Goldman currently serves on the board of directors of Zuora, Inc., Fortinet, and RingCentral, as well as the Trustee Emeritus of Cornell University. From December 1999 to December 2003, Mr. Goldman served on the Financial Accounting Standards Board's (FASB's) primary Advisory Council (FASAC). Mr. Goldman was appointed in January 2015 to a three-year term to the Public Company Accounting Oversight Board's (PCAOB) Standing Advisory Group (SAG), an organization that provides advice on the need to formulate new accounting standards or change existing standards. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from Harvard Business School. We believe Mr. Goldman is qualified to serve as a member of our board of directors based on his experience on the boards of directors of numerous companies, his extensive executive experience and his service as a member of FASAC and SAG. He provides a high level of expertise and significant leadership experience in the areas of finance, accounting and audit oversight.

Peter Gotcher

Age: 64
Director Since: 2014
Board Committees:
Audit, Compensation and
Leadership

Other Public Company Directorships:
Dolby Laboratories, Inc. (NYSE: DBY)



Peter Gotcher has served on our board of directors since June 2014. Mr. Gotcher is an independent private investor focusing on investments in digital media technology companies. From September 1999 to June 2002, Mr. Gotcher was a venture partner with Redpoint Ventures, a private investment firm. Prior to that, Mr. Gotcher was a venture partner with Institutional Venture Partners, a private investment firm, from 1997 to 1999. Mr. Gotcher founded Digidesign, Inc., a manufacturer of digital audio workstations, and served as its President, Chief

Executive Officer and Chairman from 1984 until it was acquired by Avid Technology, a media software company, in 1995. He served as the Executive Vice President of Avid Technology from 1995 to 1996. Mr. Gotcher is the Chairman of the board of directors of Dolby Laboratories, Inc. Mr. Gotcher holds a B.A. in English Literature from the University of California at Berkeley. We believe Mr. Gotcher is qualified to serve as a member of our Board based on his broad understanding of the operational, financial, and strategic issues facing public companies and his background providing guidance to companies in the digital media industry.

Shaz Kahng	**Other Public Company Directorships:**	
Age: 60	None	
Director Since: 2021		
Board Committees:		
Nominating and Governance (Chair)		

Shaz Kahng has served on our board of directors since October 2021. Since May 2012, Ms. Kahng has served as a strategic advisor for various PE and VC backed startups in consumer tech, including Tulip Retail and Westfield Labs. From November 2018 to March 2019, Ms. Kahng served as Chief Executive Officer at Gymboree, a portfolio of children's brands operating specialty retail stores with high-quality clothes and accessories for children. From May 2010 to December 2011, Ms. Kahng served as Chief Executive Officer at Lucy Activewear, a subsidiary of VF Corp., where she successfully led a turnaround while revitalizing the brand and achieving profitability. From 2004 to 2009, Ms. Kahng served in various leadership roles at Nike, Inc., the world's leading designer, marketer, and distributor of authentic athletic footwear, apparel, equipment, and accessories for a wide variety of sports and fitness activities. Ms. Kahng is currently a Cornell University Council Member, a Wharton Women's Circle leader, a member of the LiveGirl Advisory Council and is a former board director of Gymboree and OMSignal. We believe Ms. Kahng is qualified to serve as a member of our board of directors based on her extensive executive experience in the consumer products industry, her background in product development and marketing, and her experience on the boards of directors of other companies.

Alexander Lurie	**Other Public Company Directorships:**	
Age: 50	None	
Director Since: 2016		
Board Committees:		
Audit		

Alexander Lurie has served on our board of directors since February 2016. Since June 2023, Mr. Lurie has been an Operating Partner at Addition which invests in and advises tech companies. From January 2016 through June 2023, Mr. Lurie served as the Chief Executive Officer of Momentive.ai (formerly SurveyMonkey, Inc.), a creator and publisher of online surveys, and he served as a member of the board of Momentive.ai since 2009, including as Chairman of the Board from July 2015 to January 2016. Mr. Lurie served as GoPro's Senior Vice President of Media from November 2014 until January 2016. From February 2013 to January 2014, Mr. Lurie served as Executive Vice President for Guggenheim Digital Media, an internet media company. From April 2010 to August 2012, Mr. Lurie served as SVP, Strategic Development at CBS Corporation, a mass media corporation. From

February 2008 to April 2010, Mr. Lurie served as Chief Financial Officer and Head of Business Development for CBS Interactive, a division of CBS Corporation. Mr. Lurie came to CBS Interactive via its acquisition of CNET Networks, a technology information website, where he served as Chief Financial Officer and head of Corporate Development from February 2006 to February 2008. Mr. Lurie began his career in the investment banking group at JPMorgan where he led equity transactions and mergers and acquisitions in the Internet sector. He holds a J.D. and M.B.A. degree from Emory University, and a B.A. in Political Science from the University of Washington. We believe Mr. Lurie is qualified to serve as a member of our board of directors based on his previous experience as an executive officer of GoPro, his operational and financial expertise from his management experience, and his background in the digital media industry.

Susan Lyne
Age: 72
Director Since: 2017
Board Committees:
Compensation and Leadership,
Nominating and Governance

Other Public Company Directorships:
Blade Urban Air Mobility, Inc. (NASDAQ: BLDE)



Susan Lyne has served on our board of directors since April 2017. Since January 2019, Ms. Lyne served as Managing Partner of BBG Ventures, an early-stage investment fund focused on women-led tech startups. From September 2014 through December 2018 she was President of this fund. From February 2013 to September 2014, Ms. Lyne was Chief Executive Officer of the AOL Brand Group where she oversaw the content brands of AOL, Inc., a global media technology company. From September 2008 to February 2013, she was Chief Executive Officer and then Chair of Gilt Groupe, Inc., the e-commerce company that pioneered flash sales in the United States. From 2004 to 2008, Ms. Lyne served as President and Chief Executive Officer of Martha Stewart Living Omnimedia, Inc., a diversified media and merchandising company. From 1996 to 2004, Ms. Lyne held various positions at The Walt Disney Company, a diversified worldwide entertainment company, including President of ABC Entertainment where she oversaw the development of shows including Desperate Housewives, Grey's Anatomy, and Lost. Ms. Lyne is on the board of Blade Urban Air Mobility, Inc. and has previously served as a director of Gilt Groupe, Inc., AOL, Inc., Martha Stewart Living Omnimedia, Inc., Starz Entertainment Group, LLC, and CIT. In addition, Ms. Lyne is a member of the Rockefeller University Council and a member of the Council on Foreign Relations. In 2021, she was named to Forbes Magazine's inaugural 50 over 50 list. We believe Ms. Lyne is qualified to serve as a member of our board of directors based on her experience on the boards of directors of other companies, her extensive executive experience and her background in the media and consumer products industries.

There are no family relationships among our current directors and officers.

Non-Employee Director Compensation Arrangements

Only the non-employee directors of the Company are compensated for service on the Board.

GoPro maintains a Director Compensation Policy ("**Director Compensation Policy**") and reviews and updates it on a regular basis. The Director Compensation Policy is intended to:

- provide fair compensation commensurate with the work required to serve on our Board;

- be aligned with compensation paid to directors at our peer group companies and reflect the size, scope and complexity of GoPro;

- align directors' interests with the interests of our stockholders; and

- be easily understood and communicated — both to the directors and to our stockholders.

Annual Review and Benchmarking

Each year our Nominating Committee undertakes a full review of our then current Director Compensation Policy. The Nominating Committee engages Compensia, an independent compensation consulting firm, to undertake an independent assessment of the Director Compensation Policy and make recommendations to ensure compliance with the goals listed above, director pay at comparable companies (including any revisions to our peer group) and sound governance principles. The annual review typically begins early each new fiscal year, and the Nominating Committee makes its recommendations to the Board during the second quarter of such fiscal year regarding any revisions to the then current policy. As a result of the 2023 review and recommendation, in May 2023 the Board approved changes to the Director Compensation Policy to take effect as of June 6, 2023. The changes included incorporating any successor equity incentive plan which is approved by the Board and stockholders to replace and supersede the GoPro Inc., Amended and Restated 2014 Equity Incentive Plan and to align the grant calculation methodology in the Director Compensation Policy with the equity grant policy described in the "Equity Grant Policy" section below, such that under the Director Compensation Policy the calculation for each director's annual equity grant will be based on the average of our closing price in the last completed calendar month preceding the date of grant.

Components of 2023 Director Compensation

Annual Cash Retainers

Cash Retainer	$60,000.00
Additional Cash Retainer for Lead Independent Director	$27,500.00
Additional Cash Retainer for chair of Audit Committee	$25,000.00
Additional Cash Retainer for Audit Committee member (other than chair)	$12,500.00
Additional Cash Retainer for chair of Compensation Committee	$20,000.00
Additional Cash Retainer for Compensation Committee member (other than chair)	$10,000.00
Additional Cash Retainer for chair of Nominating Committee	$20,000.00
Additional Cash Retainer for Nominating Committee member (other than chair)	$10,000.00

Annual Equity Grant

Restricted Stock Units (RSUs)	$185,000.00

Initial Sign-On Equity Grant

Restricted Stock Units (RSUs)	$185,000.00

Form and Timing of Payments

All equity awards (whether to employees, consultants or non-employee directors) are granted under the terms and conditions of one of our equity incentive compensation plans, which were adopted by the Board and approved by stockholders. Prior to our initial public offering in June 2014 ("**IPO**"), all equity awards were approved under and governed by the GoPro, Inc. 2010 Equity Incentive Plan ("**2010 Plan**"). At the time of our IPO, the GoPro, Inc. 2014 Equity Incentive Plan ("**2014 Plan**") become active, and all equity grants following the date of IPO were awarded under and governed by the 2014 Plan. In June 2023, the stockholders approved the GoPro, Inc. 2024 Equity Incentive Plan ("**2024 Plan**") which became effective on February 15, 2024, and all equity grants on or following February 15, 2024, were awarded under and governed by the 2024 Plan.

RSU awards ("**Annual RSUs**") to directors are made annually upon election to the Board at our Annual Meeting. Directors who are appointed to the Board between Annual Meetings receive a pro-rated award of RSUs. In addition to the full or pro-rated Annual RSUs, new Board members receive an Initial Sign-On RSU award ("**Initial Sign-On RSU**"), granted at the time of their initial appointment to the Board. The award value is converted to RSUs using the average of our closing price in the last completed calendar month preceding the date of grant. The Annual RSU award vests as to 25% of the total RSUs granted in each quarter following the date of grant with the final 25% to vest on the earlier of the next Annual Meeting or the one-year anniversary of the date of grant, subject to continuous service on the Board through each vesting date. The Initial Sign-On RSU award vests as to 25% of the total RSUs granted annually commencing on the first anniversary of the grant date. All

RSUs will accelerate and vest in full in the event of a "change in control" of GoPro as defined in the applicable Equity Incentive Plan under which the awards were approved.

The cash retainers are paid quarterly in arrears.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their reasonable travel expenses incurred in attending Board and committee meetings.

Director Compensation

The following table provides information for 2023 concerning all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion of 2023. Nicholas Woodman, our Chief Executive Officer, is not included in the table below because he did not receive additional compensation for his services as a director. His compensation as an employee is shown in the "Executive Compensation Tables – 2023 Summary Compensation Table" section.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]		Total ($)
Tyrone Ahmad-Taylor	70,000	197,236	[2]	267,236
Kenneth Goldman	112,500	197,236	[2]	309,736
Peter Gotcher	82,500	197,236	[2]	279,736
Shaz Kahng	72,500	197,236	[2]	269,736
James Lanzone[3]	47,885	—		47,885
Alexander Lurie	72,500	197,236	[2]	269,736
Susan Lyne	90,000	197,236	[2]	287,236
Frederic Welts	70,000	197,236	[2]	267,236
Lauren Zalaznick	90,000	197,236	[2]	287,236

[1] The amounts reported in this column represent the aggregate grant date value of RSUs (restricted stock units), made to directors in 2023 computed in accordance with FASB ASC Topic 718.

[2] On June 6, 2023, each re-elected non-employee director received an award of 45,134 RSUs which vested as to 25% of the shares subject to the award in each quarter following the date of grant, with the final 25% to vest on June 4, 2024, subject to the director's continuous service on the Board on each vesting date. As of December 31, 2023, 22,567 of the RSUs remained unvested for each director. In the event of a change in control (as defined in the 2014 Plan), these RSUs will accelerate and become immediately vested.

[3] Mr. Lanzone did not stand for re-election at the 2023 Annual Meeting. As such, he did not receive an annual retainer award on June 6, 2023.

Our non-employee directors held option and RSU awards to acquire the following number of shares as of December 31, 2023:

Name	Number of Shares Underlying Outstanding Awards	
	Option Awards	RSU Awards
Tyrone Ahmad-Taylor	36,338	22,567
Kenneth Goldman	94,325 [1]	22,567
Peter Gotcher	117,608 [2]	22,567
Shaz Kahng	—	32,336
James Lanzone[3]	—	—
Alexander Lurie	105,913	22,567
Susan Lyne	73,736	22,567
Frederic Welts	55,400	22,567
Lauren Zalaznick	93,543	22,567

[1] Consists of options to purchase 94,325 shares of Class A common stock under option awards granted pursuant to our 2014 Plan. Mr. Goldman's prior stock option award granted pre-IPO pursuant to our 2010 Plan and which entitled him to shares of Class B common stock upon exercise expired in December 2023.

[2] Consists of options to purchase 17,234 shares of Class B common stock under an option award granted pursuant to our 2010 Plan and 100,374 shares of Class A common stock under option awards granted pursuant to our 2014 Plan.

[3] Mr. Lanzone did not stand for re-election at the 2023 Annual Meeting. Mr. Lanzone's final RSU awards vested and were released on June 6, 2023; his stock option award was forfeited in its entirety for no consideration after his 3-month post severance grace period.

OUR BOARD OF DIRECTORS RECOMMENDS

A VOTE *"FOR"* ELECTION OF EACH OF THE NOMINATED DIRECTORS

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has re-appointed PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm to perform the audit of GoPro's consolidated financial statements for the year ending December 31, 2024 and recommends that stockholders vote for ratification of such selection. PricewaterhouseCoopers LLP has served as GoPro's independent registered public accounting firm since 2011. The Audit Committee continuously evaluates the independence and effectiveness of PricewaterhouseCoopers LLP and its personnel, and the cost and quality of its audit and audit-related services.

Although ratification by stockholders is not required by law, GoPro has determined that it is good practice to request ratification of this selection by the stockholders. In the event that PricewaterhouseCoopers LLP is not ratified by our stockholders, the Audit Committee will review its future selection of PricewaterhouseCoopers LLP as GoPro's independent registered public accounting firm.

PricewaterhouseCoopers LLP audited GoPro's financial statements for the years ended 2023 and 2022. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement at the Annual Meeting if they desire to do so, and will be available to respond to appropriate questions.

Independent Registered Public Accounting Firm Fees and Services

We regularly review the services and fees from our independent registered public accounting firm. These services and fees are also reviewed with our Audit Committee annually. In accordance with standard policy, PricewaterhouseCoopers LLP periodically rotates the individuals who are responsible for GoPro's audit. The following table shows the fees billed by PricewaterhouseCoopers LLP for the years ended December 31, 2023 and 2022:

Fees Billed to GoPro	2023		2022	
Audit fees[1]	$	2,760,000	$	2,719,600
Audit-related fees[2]		—		—
Tax fees[3]		—		6,700
All other fees[4]		900		10,400
Total fees	$	2,760,900	$	2,736,700

[1] *"Audit fees"* add disclosure with detail of Dean's sales incentive plans for audit services primarily related to the audit of our annual financial statements and internal control over financial reporting; the review of our quarterly financial statements; comfort letters, consents, and assistance with and review of documents filed with the SEC; and audit services provided in connection with other statutory and regulatory filings.

[2] "*Audit-related fees*" include fees for assurance and related services that are reasonably related to the performance of the audit or the review of our financial statements and are not reported under Audit Fees.

[3] *"Tax fees"* include fees for tax compliance, advice and planning. Tax advice fees encompass a variety of permissible tax services, including technical tax advice related to federal, state and international income tax matters, transfer pricing, international tax structure planning, assistance with indirect sales tax and assistance with tax audits.

[4] *"All other fees"* include fees for products and services, namely software subscription fees.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee's policy is to preapprove all audit and permissible non-audit services, other than de minimis non-audit services, provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to report periodically to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

All services relating to the fees described in the table above were approved by our Audit Committee.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 2

PROPOSAL NO. 3

APPROVAL OF THE NON-BINDING, ADVISORY RESOLUTION ON EXECUTIVE COMPENSATION

General

In accordance with the requirements of Section 14A of the Exchange Act (which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**")) and the related rules of the SEC, we are providing stockholders an opportunity to approve the compensation of our NEOs as disclosed in this Proxy Statement in the "Compensation Discussion and Analysis" section. While the results of the vote are non-binding and advisory in nature, the Board intends to carefully consider the results of this vote.

In considering their vote, stockholders may wish to review with care the information on the Company's compensation policies and decisions regarding the NEOs presented in the "Compensation Discussion and Analysis" section of this Proxy Statement, as well as the discussion regarding the compensation and leadership committee in the "Compensation Discussion and Analysis" section entitled "Further Considerations for Setting Executive Compensation."

The Company's goal for its executive compensation program is to attract, motivate, and retain our executives who are critical to our success. The Company seeks to accomplish this goal in a way that rewards performance and is aligned with its stockholders' long-term interests. The Company believes its executive compensation program has been instrumental in helping the Company achieve its business objectives.

Frequency of Stockholder Advisory Votes on Executive Compensation

At our 2021 annual meeting of stockholders, we asked our stockholders to express a preference for the frequency of an advisory vote on the compensation of the NEOs (a "**Say-on-Pay**" vote). The proposal with respect to the frequency of our Say-on-Pay votes is commonly known as a "Say-When-on-Pay" vote. At the 2021 annual meeting of stockholders, our stockholders selected on a non-binding advisory basis every ONE year as the frequency at which the Company will hold a Say-on-Pay vote. Based on these results, our Board has determined that the Company will conduct future Say-on-Pay votes every ONE year. This policy will remain in effect until the next Say-When-on-Pay vote, expected to be held at the Company's 2027 annual meeting of stockholders.

Key Executive Compensation Policies and Practices

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are asking the stockholders to indicate their support for the compensation of our NEOs as described in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. Accordingly, the Board requests the stockholders vote on an advisory basis to approve the following resolution at the meeting:

RESOLVED, that the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K including the "Compensation Discussion and Analysis", compensation tables, and narrative discussion set forth in this Proxy Statement, is hereby approved.

While the results of this advisory vote are not binding, the Compensation Committee, will consider the outcome of the vote in deciding whether to take any action as a result of the vote and when making future compensation decisions regarding NEOs. The Compensation Committee and the Board value the opinions of our stockholders. The next Say-on-Pay advisory vote will be held at our 2025 annual meeting of stockholders.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL, ON A NON-BINDING BASIS, OF PROPOSAL NO. 3.

PROPOSAL NO. 4

APPROVAL OF THE AMENDMENT OF OUR RESTATED CERTIFICATE OF INCORPORATION
TO ALLOW FOR EXCULPATION OF OFFICERS

The Company is requesting stockholders to approve a proposed amendment to GoPro's Restated Certificate of Incorporation to allow for exculpation of officers. Article VIII of the Restated Certificate of Incorporation currently permits the Company to limit the monetary liability of directors in certain circumstances pursuant to and consistent with Section 102(b)(7) of the DGCL. Effective August 1, 2022, Section 102(b)(7) of the DGCL was amended to permit a corporation's certificate of incorporation to include a provision eliminating or limiting monetary personal liability for certain officers of Delaware corporations for breach of the duty of care in certain actions. The Board has unanimously approved and declared advisable the amendment our Restated Certificate of Incorporation to update the exculpation provision, and recommends that its stockholders approve such amendment. If stockholders approve this Proposal 4, then the Company will file a Certificate of Amendment of GoPro's Restated Certificate of Incorporation in the form attached hereto as Appendix A.

Purpose and Possible Effects of the Proposed Amendment

The Board desires to amend the Company's Restated Certificate of Incorporation to maintain provisions consistent with the governing statutes contained in the DGCL and believes that amending the Company's Restated Certificate of Incorporation to add the authorized liability protection for certain officers, consistent with the protection in our Restated Certificate of Incorporation currently afforded our directors, is necessary in order to continue to attract and retain experienced and qualified officers, is fair and in the best interests of the Company and its stockholders. The nature of the role of directors and officers often requires them to make decisions on crucial matters often in time-sensitive situations, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. Limiting concern about personal risk would empower both directors and officers to best exercise their business judgment in furtherance of stockholder interests. We expect competitor companies will likely adopt exculpation clauses that limit the personal liability of officers in their charters and failing to adopt the amendment could negatively affect our ability to recruit and retain high-caliber officer candidates.

As amended, Section 102(b)(7) of the DGCL provides that only certain officers may be entitled to exculpation; namely: (i) a corporation's president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer; (ii) an individual identified in public filings as one of the most highly compensated officers of the Company; and (iii) an individual who, by written agreement with the Company, has consented to be identified as an officer for purposes of Delaware's long-arm jurisdiction statute.

The proposed Certificate of Amendment would allow for the exculpation of certain officers only in connection with direct claims brought by stockholders, including class actions, but would not eliminate officers' monetary liability for breach of fiduciary duty claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation. Additionally, the proposed amendment is not being proposed in response to any specific resignation, threat of

resignation or refusal to serve by any director or officer. As is currently the case with directors under our Restated Certificate of Incorporation, the Certificate of Amendment would not limit the liability of officers for: any breach of the duty of loyalty to the corporation or its stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and any transaction from which the officer derived an improper personal benefit.

Required Vote; Effect of Proposal

To be approved, this Proposal No. 4 requires the affirmative vote of a majority of the shares of Common Stock outstanding and entitled to vote at the Annual Meeting, in person or by proxy. Abstentions and broker non-votes will have the same effect as votes "AGAINST" this Proposal No. 4. Proxies solicited by the Board will be voted "FOR" approval of this Proposal No. 4, unless otherwise specified. If stockholder approval for this Proposal No. 4 is not obtained, then the Certificate of Amendment will not be filed with the Delaware Secretary of State.

The Board retains the discretion to abandon, and not implement, the aforementioned amendments at any time before they become effective.

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE *"FOR"* APPROVAL OF PROPOSAL NO. 4

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2024, by:

- each stockholder known by us to be the beneficial owner of more than 5% of our Class A common stock or Class B common stock;

- each of our directors;

- each of our NEOs; and

- all directors and executive officers as a group.

Percentage ownership of our common stock is based on 26,258,546 shares of our Class B common stock and 126,040,720 shares of our Class A common stock outstanding on March 31, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and thus represents voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. Shares of our Class A common stock and Class B common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2024 or restricted stock units (**"RSUs"**) and performance share units (**"PSUs"**) that may be earned, vest and settle within 60 days of March 31, 2024 are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs and PSUs for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

| Name of Beneficial Owner | Shares Beneficially Owned | | | | % of Total Voting Power [1] |
| | Class A | | Class B | | |
	Shares	%	Shares	%	
Directors and Named Executive Officers:					
Nicholas Woodman [2]	627,835	*	25,036,070	95.34 %	64.58 %
Tyrone Ahmad-Taylor [3]	81,918	*	—	*	*
Kenneth Goldman [4]	303,459	*	—	*	*
Peter Gotcher [5]	329,730	*	17,234	*	*
Shaz Kahng [6]	84,871	*	—	*	*
Alexander Lurie [7]	354,769	*	—	*	*
Susan Lyne [8]	193,021	*	—	*	*
Frederic Welts [9]	244,108	*	—	*	*
Lauren Zalaznick [10]	246,258	*	—	*	*
Brian McGee [11]	551,163	*	—	*	*
Eve Saltman [12]	397,169	*	—	*	*
Dean Jahnke [13]	392,790	*	9,600	*	*
Kevin Hinge [14]	48,429				
All current executive officers and directors as a group (12 persons) [15]	**3,807,091**	**2.98%**	**25,062,904**	**95.35%**	**65.14%**
5% Stockholders					
Nicholas Woodman and Jill R. Woodman, as Co-Trustees of the Woodman Family Trust under Trust Agreement dated March 11, 2011 [16]	—	*	25,036,070	95.34 %	64.42 %
BlackRock, Inc. [17]	12,342,751	9.79%	—	*	3.18 %
The Vanguard Group [18]	12,396,682	9.84 %	—	*	3.19 %

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock of the designated class of security or less than 1% of the Total Voting Power, as applicable.

Unless otherwise indicated, the address of each of the individuals and entities named below is c/o GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402.

[1] Percentage of total voting power represents voting power with respect to all shares of our Class A common stock and Class B common stock, as a single class. The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share.

[2] Consists of: (i) 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees, (ii) 577,293 shares of Class A common stock held by Mr. Woodman, and (iii) 50,542 shares of Class A common stock subject to performance stock units held by Mr. Woodman that may settle within 60 days of March 31, 2024. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

[3] Consists of (i) 45,580 shares of Class A common stock held by Mr. Ahmad-Taylor, and (ii) 36,338 shares of Class A common stock subject to options held by Mr. Ahmad-Taylor that are exercisable within 60 days of March 31, 2024.

[4] Consists of (i) 5,668 shares of Class A common stock held by Mr. Goldman, (ii) 203,466 shares of Class A common stock held in the Goldman-Valeriote Family Trust, and (iii) 94,325 shares of Class A common stock subject to options held by Mr. Goldman that are exercisable within 60 days of March 31, 2024. Kenneth Goldman and Susan Valeriote are co-trustees and have shared voting and investment power over the shares owned by the Goldman-Valeriote Family Trust.

[5] Consists of: (i) 117,564 shares of Class A common stock held by Mr. Gotcher, (ii) 111,792 shares of Class A common stock held in the Peter and Marie-Helene Gotcher Family Trust, (iii) 100,374 shares of Class A common stock subject to options held by Mr. Gotcher that are exercisable within 60 days of March 31, 2024, and (iv) 17,234 shares of Class B common stock subject to options held by Mr. Gotcher that are exercisable within 60 days of March 31, 2024. Mr. Gotcher is the President of The Peter and Marie-Helene Gotcher Family Trust.

[6] Consists of 84,871 shares of Class A common stock held by Ms. Kahng.

[7] Consists of (i) 248,856 shares of Class A common stock held by the Lurie-Volgelsong Revocable Living Trust, and (ii) 105,913 shares of Class A common stock subject to options held by Mr. Lurie that are exercisable within 60 days of March 31, 2024. Mr. Lurie and his spouse are co-trustees of the Lurie-Volgelsong Revocable Living Trust.

[8] Consists of (i) 119,285 shares of Class A common stock held by Ms. Lyne, and (ii) 73,736 shares of Class A common stock subject to options held by Ms. Lyne that are exercisable within 60 days of March 31, 2024.

[9] Consists of (i) 188,708 shares of Class A common stock held by the Frederic K. Welts, Jr. Living Trust, and (ii) 55,400 shares of Class A common stock subject to options held by Mr. Welts that are exercisable within 60 days of March 31, 2024. Mr. Welts is the sole trustee and beneficiary of the Frederic K. Welts, Jr. Living Trust.

(10)   Consists of (i) 65,769 shares of Class A common stock held by Ms. Zalaznick and Phelim Dolan, (ii) 86,946 shares of Class A common stock held by the Phelim Dolan Irrevocable Grantor Trust, Lauren Zalaznick sole beneficiary and Co-Trustee, and (iii) 93,543 shares of Class A common stock subject to options held by Ms. Zalaznick that are exercisable within 60 days of March 31, 2024.

(11)   Consists of (i) 276 shares of Class A common stock held by Mr. McGee's spouse, (ii) 542,419 shares of Class A common stock subject to options held by Mr. McGee that are exercisable within 60 days of March 31, 2024, and (iii) 8,468 shares of Class A common stock subject to performance stock units held by Mr. McGee that may settle within 60 days of March 31, 2024.

(12)   Consists of (i) 83,259 shares of Class A common stock held by Ms. Saltman, (ii) 307,642 shares of Class A common stock subject to options held by Ms. Saltman that are exercisable within 60 days of March 31, 2024, (iii) 2,669 shares of Class A common stock subject to restricted stock units held by Ms. Saltman that may settle within 60 days of March 31, 2024, and (iv) 3,599 shares of Class A common stock subject to performance stock units held by Ms. Saltman that may settle within 60 days of March 31, 2024.

(13)   Consists of: (i) 142,994 shares of Class A common stock held by Mr. Jahnke, (ii) 246,197 shares of Class A common stock subject to subject to options held by Mr. Jahnke that are exercisable within 60 days of March 31, 2024, (iii) 3,599 shares of Class A common stock subject to performance stock units held by Mr. Jahnke that may settle within 60 days of March 31, 2024, and (iv) 9,600 shares of Class B common stock subject to options held by Mr. Jahnke that are exercisable within 60 days of March 31, 2024, which is set to expire at the end of the 10-year contractual term on April 30, 2024.

(14)   Mr. Hinge resigned as our Senior Vice President, Chief Supply Officer effective on May 19, 2023. As of March 31, 2024, Mr. Hinge no longer holds any outstanding awards. He continues to hold 48,429 shares of Class A common stock.

(15)   Consists of (i) 2,082,327 shares of Class A common stock, (ii) 25,036,070 shares of Class B common stock, (iii) 1,655,887 shares of Class A common stock subject to options that are exercisable within 60 days of March 31, 2024, (iv) 2,669 shares of Class A common stock subject to restricted stock units that may settle within 60 days of March 31, 2024, (v) 66,208 shares of Class A common stock subject to performance stock units that may settle within 60 days of March 31, 2024, and (vi) 26,834 shares of Class B common stock subject to options that are exercisable within 60 days of March 31, 2024.

(16)   Consists of 25,036,070 shares of Class B common stock held by the Woodman Family Trust under Trust Agreement dated March 11, 2011 of which Nicholas Woodman and Jill Woodman are co-trustees. As a co-trustee, Mr. Woodman may be deemed to have shared voting and investment power over the shares owned by the Woodman Family Trust.

(17)   Based solely on a Schedule 13G Amendment No. 7 filing made on January 26, 2024. BlackRock, Inc. reports beneficial ownership of 12,342,751 shares of Class A common stock with sole power to dispose or direct the disposition of all shares of Class A common stock and and sole voting power as to 11,743,582 of the shares of Class A common stock. The address for BlackRock, Inc. is 550 Hudson Yards, New York, New York 10001.

(18)   Based solely on a Schedule 13G Amendment No. 9 filing made on March 11, 2024. The Vanguard Group ("Vanguard") reports beneficial ownership of 12,396,682 shares of Class A common stock with shared voting power over 76,758 shares, sole dispositive power over 12,210,942 shares and shared dispositive power over 185,710 shares. The address for Vanguard is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

EXECUTIVE OFFICERS

The names of our current executive officers, their ages as of March 31, 2024, and their positions are shown below.

Executive Officers	Age	Position(s)
Nicholas Woodman	48	Chief Executive Officer and Chairman
Brian McGee	64	Executive Vice President, Chief Financial Officer and Chief Operating Officer
Eve Saltman	59	Senior Vice President, Corporate/Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer
Dean Jahnke	50	Senior Vice President, Global Sales & Channel Marketing

The Board chooses executive officers, who then serve at the Board's discretion. There is no family relationship among any of our directors or executive officers.



Nicholas Woodman

For information regarding Mr. Woodman, please refer to "Proposal No. 1 – Election of Directors" discussed above.



Brian McGee

Mr. McGee has served as GoPro's Chief Operating Officer since February 2020, and GoPro's Executive Vice President, Chief Financial Officer since February 2018 and Senior Vice President, Chief Financial Officer since March 2016. Mr. McGee served as our Vice President of Finance since September 2015, which included responsibility for financial planning, tax, treasury and risk management. From May 2011 to September 2015, Mr. McGee served in various positions at Qualcomm, most recently as the Vice President, Business Operations. Prior to Qualcomm, Mr. McGee was at Atheros Communications from December 2009 to May 2011 as the Vice President, General Manager Global Powerline Business. Prior to Atheros Communications, from January 2007 to December 2009 Mr. McGee was the Senior Vice President, Chief Financial Officer and Treasurer, at Intellon, a publicly traded fabless semiconductor company that was acquired by Atheros Communications in December 2009. From 2003 to 2006, Mr. McGee was Vice President Finance and Chief Financial Officer of Lexar, a publicly traded maker of digital media storage. Mr. McGee holds a B.S. in Finance from California Polytechnic State University (1983) and a Certificate in Management Accounting (1989).



Eve Saltman

Ms. Saltman has served as GoPro's Senior Vice President, Corporate & Business Development, Chief Legal Officer and Secretary since May 2021 and Chief Compliance Officer since February 2021. Previously, Ms. Saltman served as our Vice President, Corporate & Business Development, General Counsel, and Secretary from March 2018 to May 2021. Ms. Saltman serves on the boards of The Lexicon of Sustainability, Inc., a non-profit organization and privately held Talentsky, Inc.   She also serves on the Advisory Council for the Cornell Atkinson Center for Sustainability. Ms. Saltman holds a J.D. from Georgetown Law School and a B.A. in



Dean Jahnke

Mr. Jahnke has served as GoPro's Senior Vice President, Global Sales & Channel Marketing since January 1, 2022, Vice President, Global Sales since June 2018, Interim Head of Sales from March 2018 to June 2018, Senior Director of Sales – North America from April 2017 to March 2018, Director of Sales from February 2016 to March 2017, and Area Sales Manager from March 2014 to January 2016. Prior to joining GoPro, Mr. Jahnke served as Senior Sales Manager of Western Digital from August 2008 to March 2014. Before that, Mr. Jahnke was Senior Merchant at Best Buy from June 2000 to August 2008. Mr. Jahnke attended Minnesota State University, Mankato.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

GoPro's executive compensation programs, policies and practices ("**ECPs**") are designed to reflect the three major tenets of our executive compensation philosophy, namely to:

- Align executive compensation with the achievement of our business objectives and financial performance;

- Motivate our executive officers to take actions that enhance long-term stockholder value; and

- Enable us to attract, reward, and retain our executive officers who contribute to our success.

We manage our ECPs, including compensation-related corporate governance standards, in a manner consistent with our executive compensation philosophy. These ECPs are intended to drive performance and prohibit or minimize behaviors that we do not believe serve our stockholders' long-term interests.

This Compensation Discussion and Analysis ("**CD&A**") is intended to assist our stockholders in understanding our ECPs by presenting the following:

1. **Overview of Business** summarizes our business results that impacted our 2023 executive compensation outcomes.

2. **Elements of Our Executive Compensation Program** sets forth our executive compensation philosophy and describes the ECPs we apply and use to support achievement of our corporate goals and performance objectives.

3. **Further Considerations for Setting Executive Compensation** discusses, among other things, the role of the Compensation Committee, compensation consultants, compensation peer group, and the impact of tax and accounting considerations on our ECPs.

4. **Executive Compensation Decisions for 2023** explains the compensation decisions that were made for 2023 based on our corporate results.

5. **Severance and Change in Control Arrangements** discusses employment agreements and policies associated with our current executive officers.

Our Named Executive Officers in 2023:

For 2023, the following individuals were identified as our NEOs:

    

Nicholas Woodman	**Brian McGee**	**Eve Saltman**	**Dean Jahnke**	**Kevin Hinge**
Chief Executive Officer and Chairman	Executive Vice President, Chief Financial Officer and Chief Operating Officer	Senior Vice President, Corporate & Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer	Senior Vice President, Global Sales, Channel Marketing and Retail Experience	Former Senior Vice President, Chief Supply Officer[1]

(1) Mr. Hinge resigned as our Senior Vice President, Chief Supply Officer effective on May 19, 2023.

Overview of Business

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories and subscription and service offerings have generated substantially all of our revenue. We sell our products globally through retailers, distributors and on GoPro.com. Helping our consumers capture and share their experiences in immersive and exciting ways is at the core of our mission and business. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content.

Performance Highlights & Key Accomplishments for 2023

$1.0B	6%	18%	12%	$40M
Revenue	YOY unit sales growth	YOY subscription revenue growth	YOY subscriber growth	Repurchased stock
$97M	**3M**	**2.5+M**	**3,200+**	**$50M**
Subscription & Service Revenue	Camera units sold	Paid Subscribers	New retail doors added	Repurchased aggregate principal amount of 2025 Notes for $46M

In 2023 the Company generated revenue of $1.0 billion, down 8% year-over-year (**"YOY"**) and sold 3 million camera units, an increase of 6% YOY. GoPro subscribers increased 12% YOY to more than 2.5 million and generated $97.0 million in subscription and service revenue, up 18% YOY. GoPro repurchased $40.0 million of outstanding GPRO common stock. Additionally, GoPro repurchased $50.0 million in aggregate principal amount of our 1.25% senior convertible notes due 2025 in exchange for $46.3 million.

In May 2023 GoPro initiated a new multi-year market expansion strategy, targeting long-term growth in revenue, subscribers, and profit. Phase-one of this strategy included:

- A return to lower pre-pandemic pricing to drive unit sales;
- The re-introduction of entry-level priced GoPro cameras to drive volume and reach new customers;
- An increase in our marketing efforts to drive awareness; and
- The expansion of GoPro's retail sales channel presence globally.

These actions contributed to retail channel unit sell-through growth of 25% in the period from our strategy shift in May 2023 to the end of 2023. Across all channels (retail combined with direct-to-consumer) unit sell-through growth increased 3% in the period from the Company's strategy shift in May 2023 to the end of 2023, measured against the prior year period. Some other highlights from 2023 include:

HARDWARE LAUNCHES: GoPro launched two new camera SKUs in 2023 – our new flagship HERO12 Black camera and our HERO12 Black Creator Edition.

RETAIL DOORS: GoPro added more than 3,200 new retail doors in 2023.

SUBSCRIPTION MILESTONE: The Company surpassed 2.5 million subscribers, or 12% growth from 2022.

MARKETING ALLIANCES: In 2023 GoPro announced official motorsports partnerships with MotoGP, AMSOIL Championship Off-Road, Pro Motocross Championship, Formula DRIFT, FIA Karting World Championship and Nitrocross.

A GREAT PLACE TO WORK: GoPro was recognized for the third year in a row by Outside Magazine as one of the 50 Best Places to Work – the only company with more than 200 employees to make the list. The Company was also recognized by U.S. News & World Report as one of the best places to work.

Highlights of Executive Compensation Best Practices

The Compensation Committee employs the following governance practices to ensure our ECPs serve our stockholders' long-term interests and drive our pay for performance culture without incentivizing undue risk taking.

What We Do
✓ Compensation and Leadership Committee Independence

The Board maintains a Compensation Committee comprised solely of independent directors.

✓ Compensation and Leadership Committee Advisor Independence

The Compensation Committee engages and retains its own advisors. During 2023, the Compensation Committee engaged Compensia, an independent compensation consulting firm, to assist with its responsibilities.

✓ Annual Compensation Review

The Compensation Committee annually reviews our executive compensation philosophy and strategy, including reviewing the composition of our compensation peer group.

✓ Compensation-Related Risk Assessment Review

We conduct annual evaluations of our compensation programs policies and practices, including our ECPs, to ensure that they reflect an appropriate level of risk-taking but do not encourage our employees to take excessive or unnecessary risks that could have a material adverse impact on GoPro.

✓ "Double-Trigger" Reasonable Change in Control Arrangements

The change in control post-employment compensation arrangements for our executive officers, including our NEOs, are based on a "double-trigger" arrangement that provides for the receipt of payments and benefits only in the event of (i) a change in control of our Company and (ii) a qualifying termination of employment.

✓ Executive Severance Benefits

The Executive Severance Policy is intended to provide specified payments and benefits to certain executive officers (other than the CEO), and other employees of the Company in the event of certain terminations of employment not involving a change in control of the Company. In addition, the Company's employment arrangement with Mr. Woodman provides for the receipt of payments and benefits in the event of a qualifying termination of employment.

✓ Succession Planning

The Compensation Committee periodically reviews and discusses the Company's executive succession planning with Company management. The Board reviews the risks associated with the Company's most critical executive positions on an annual basis so that we have an adequate succession strategy and have plans in place for these critical positions.

✓ Compensation Recovery Policy

In 2023, the Compensation Committee recommended and the Board approved the Compensation Recovery Policy which was designed to comply with the requirements of the Dodd-Frank Act, as implemented by Nasdaq rules and the SEC's rules and regulations policy. The Compensation Recovery Policy sets forth the guidelines pursuant to which the Company may recover certain incentive-based compensation payments ("**Recoverable Incentive Compensation**") made to current and former executive officers and non-executive officers, including officers for purposes of Section 16 of the Exchange Act ("**Covered Person**") if the Company is required to prepare an accounting Restatement of its financial statements as a result of material noncompliance with any financial reporting requirements under the federal securities laws or misconduct. In the event of a Restatement, the Company will seek to recover, reasonably promptly, all Recoverable Incentive Compensation from any Covered Person during the applicable period (including those Covered Persons who are not executive officers at the time of the Restatement), unless the Compensation Committee determines it is impracticable to do so after exercising a normal due process review of all the relevant facts and circumstances. Such recovery shall be made without regard to any individual's knowledge or responsibility related to the Restatement. The Compensation Committee may, in its discretion, also undertake such recovery in the event any Covered Person has engaged in Misconduct, as defined in the policy. For more information, see the full text of our Compensation Recovery Policy, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2023.

✓ Stock Ownership Guidelines

We maintain stock ownership guidelines for our CEO, President, Chief Financial Officer, Chief Operating Officer, other Section 16 officers and the non-employee directors to align their interests with those of our stockholders.

What We Do Not Do

× No Executive Perquisites

We generally do not offer perquisites or other personal benefits to our executive officers, including our NEOs. Our executive officers, including our NEOs, participate in our health and welfare benefit programs on the same basis as all our employees.

× No Contribution to Retirement Plans

Other than our Section 401(k) retirement savings plan, which is generally available to all U.S. employees, we do not offer defined benefit or contribution retirement plans or arrangements or nonqualified deferred compensation plans or arrangements for our management team, including our NEOs. We also do not provide a Company matching contribution to our Section 401(k) retirement savings plan to any executive officer, including our NEOs and other employees.

× Prohibition on Hedging and Pledging

Our management team, including our NEOs, and the members of our board of directors, are prohibited from speculating in our equity securities, including the use of short sales, or any equivalent transaction involving our equity securities and from engaging in any hedging or pledging transactions with respect to our equity securities.

× No Excise Tax Gross Ups

We do not provide excise tax gross ups on change-in-control payments.

Elements of Our Executive Compensation Program

Compensation Philosophy and Guiding Principles

We have designed our ECPs to reward our executive officers, including our NEOs, at a level consistent with our overall business strategy and financial performance and to provide remuneration sufficient to attract, retain and motivate them to contribute their best efforts in the highly-competitive technology and consumer-oriented environments in which we operate. We have also designed our ECPs to reward our executive officers, including our NEOs, for superior performance. We believe that competitive compensation packages consisting of a combination of base salaries, annual cash bonus opportunities, and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period, enable us to attract top talent, motivate effective short-term and long-term performance and satisfy our retention objectives. As an overarching objective, we seek to design each pay element to align the compensation of our executive officers, including our NEOs, with our corporate performance and long-term value creation for our stockholders. That principle has guided the design of both the annual and long-term incentive compensation of our executive officers, including our NEOs.

The Compensation Committee reviews and analyzes market trends and the prevalence of various compensation delivery vehicles and adjusts the design and operation of our executive compensation program as it deems necessary and appropriate. While the Compensation Committee considers these factors in its deliberations and places no formal emphasis on any one factor in its overall compensation strategy, our annual executive bonus plan ("**Executive Bonus Plan**") and performance-based equity awards do assign values to specific performance metrics.

The Compensation Committee will continue to evaluate our compensation philosophy and program objectives as circumstances merit. At a minimum, we expect the Compensation Committee to review our executive compensation program annually and update it as deemed necessary and appropriate.

Compensation Elements

The primary elements of our executive compensation program are: (i) base salary, (ii) annual cash bonus opportunities, and (iii) long-term incentive compensation opportunities in the form of equity awards subject to multi-year vesting. The table below shows each major pay element and the role of and the factors for determining the amount of each element. Percentages in the table below are the averages of pay components at target levels for our NEOs, including our CEO and excluding Kevin Hinge who resigned from GoPro on May 19, 2023.

Compensation Element	What This Element Rewards	Purpose and Key Features of Element
Base salary 20%	Individual performance, level of experience, expected future performance and contributions.	Provides competitive level of fixed compensation determined by the market value of the position, and the qualifications, experience and performance expectations of each executive officer and each position.
Annual cash bonus 18%	Achievement of pre-established corporate and individual performance objectives.	Motivate our executive officers to achieve, during the fiscal year, (i) short-term financial and operational performance objectives, and (ii) individual performance objectives. Performance levels are established to motivate our executive officers to achieve or exceed performance objectives.
Long-term incentives 62%	Corporate and individual performance that enhance long-term stockholder value. Vesting requirements promote retention of highly-valued executive officers.	Annual (i) stock options and restricted stock units ("**RSUs**") that vest over four years, based on continued service, and (ii) performance stock units ("**PSUs**") that are subject to both a performance-based vesting condition (as determined by the compensation and leadership committee) and a service-based vesting condition, each of which provides a variable "at risk" pay opportunity. Because the ultimate value of these equity awards is directly related to the market price of our Class A common stock, and the awards are subject to vesting over an extended period of time, they serve to focus our executive officers on the creation and maintenance of long-term stockholder value and help us attract, retain, motivate, and reward our executive officers.

2023 NEO Compensation at a Glance


CEO
Base Salary
14%
86%
at risk
Annual
Incentive
15%
Long-Term
Incentive
71%


Other NEOs
Base Salary
25%
75%
at risk
Long-Term
Incentive
55%
Annual
Incentive
20%

Our executive officers also participate in the standard employee benefit plans available to most of our employees. In addition, our executive officers are eligible for post-employment payments and benefits under certain circumstances (severance and change in control payments and benefits). Each of these compensation elements is discussed in detail below, including a description of each element and how it fits into our overall executive compensation program and a discussion of the amounts of compensation paid to our executive officers, including our NEOs, in 2023 under each of these elements.

Base Salary

We believe that a competitive base salary is a necessary element of our executive compensation program, so that we can attract and retain a stable and highly qualified management team. Base salaries for our executive officers are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive team.

Generally, we take into consideration peer market data provided by our independent compensation consultant, Compensia, the recommendations of our CEO, as well as the factors described in Compensation Setting Process, below, for the role we are looking to fill. We establish the initial base salaries of our executive officers through arm's-length negotiation at the time we hire such executive officer, considering the position, responsibilities, qualifications, experience and the base salaries of our other executive officers with similar performance and tenure. The Compensation Committee reviews the proposed base salaries for appointed executive officers at the time of offer or promotion and thereafter, on an annual basis, the Compensation Committee reviews the base salaries of our executive officers, including our NEOs.

Annual Cash Bonuses

Our executive officers, including our NEOs, are participants in our annual Executive Bonus Plan, pursuant to which we generally use annual cash bonus opportunities to motivate participants to achieve our short-term financial and operational objectives while making progress towards our longer-term growth and other goals. Consistent with our executive compensation philosophy, these annual cash bonuses are intended to help us to deliver a competitive target total direct compensation opportunity to our executive officers. Annual cash bonuses for our executive officers

are intended to be competitive with those received by other individuals in similar positions at the companies with which we compete for top talent, and to maintain internal parity across our executive team.

The Compensation Committee determines annual cash bonus target opportunities for the CEO, the NEOs and participants in our Executive Bonus Plan based upon peer group data with the goal to ensure that the Company remains competitive with the compensation received by other individuals in similar positions at the companies with which we compete for talent, and to maintain internal parity across our executive team. Such determination aresubject to adjustment in certain circumstances, such as mid-year changes in base salary and leaves of absence. Overall funding of the bonus pool is generally determined by reference to corporate performance measures, but the compensation and leadership committee can, at its discretion, adjust individual participants' bonuses, based on each participant's individual performance with the recommendation from our CEO (except with respect to his own bonus). Individual performance goals for each participant are generally identified by the Compensation Committee at the beginning of the year in discussions with our CEO (except with respect to his own performance goals). These goals may be quantitative or qualitative in nature, depending on the organizational priorities for a given year, and they typically focus on key departmental or operational objectives or functions. Most of these goals are intended to provide a set of common objectives that facilitate collaborative management and engagement, although participants could also be assigned individual performance goals.

In February 2023, the Compensation Committee determined that continuing a semi-annual bonus plan was appropriate for 2023 in order to motivate participants to achieve our short-term financial and operational objectives while continuing to make progress towards our longer-term growth and other goals. The 2023 corporate performance measure weightings were 50% net revenue and 50% paid subscriptions in the first half (with a combined maximum of 100%) and 33.3% net revenue, 33.3% paid subscriptions and 33.3% pre-tax profit/loss in the second half (with a combined maximum of 99.9%). The first half bonus payout was capped at 100% (20% of total target) while the full year payout had upside of up to 150% of target.

The Compensation Committee believed these performance measures and weightings were appropriate for our business in 2023, as we continued to focus on our top and bottom line while growing our subscription business. The Compensation Committee established target performance levels for each measure at levels that it believed to be attainable based upon the then-existing business environment, through the successful execution of our annual operating plan.

Long-Term Incentives/Equity Awards

We use long-term incentive compensation opportunities in the form of equity awards to motivate our executive officers, including our NEOs, by providing them with the opportunity to build an equity interest in GoPro and to share in the potential appreciation in the value of our Class A common stock.

Generally, in determining the size of the equity awards granted to our executive officers, including our NEOs, the Compensation Committee takes into consideration the recommendations of our CEO (except with respect to his own equity award), as well as the factors described in Compensation Setting Process, below. The Compensation Committee also considers the dilutive effect of our long-term incentive compensation practices, and the overall impact that these equity awards, as well as awards to other employees, may have on stockholder value.

Annual equity awards are granted to our executive officers, including our NEOs, in the form of (i) stock options, which represent the right to purchase shares of our Class A common stock at a price equal to the fair market value of our Class A common stock on the date of grant subject to time-based vesting; (ii) RSUs, which represent the right to receive shares of our Class A common stock subject to time-based vesting; and (iii) PSUs, which represent the right to receive shares of our Class A common stock subject to both achievement of one or more corporate performance measures and time-based vesting. The proportion and mix of long-term equity vehicles (time-based stock options, RSUs, and PSUs) is determined by the Compensation Committee each year (see "Executive Compensation Decisions for 2023 – Long-Term Incentive Compensation" below). The Compensation Committee evaluates equity vehicles annually to determine which form, proportion and mix of equity best aligns executive incentives with the long-term interests of our stockholders. The Compensation Committee may also choose to utilize other performance-based equity vehicles.

On February 16, 2023, the Compensation Committee granted PSUs to Nicholas Woodman, Brian McGee, Eve Saltman and Dean Jahnke. These 2023 PSUs were designed to be earned between 0% and 150% of a target number of shares subject to each award based upon achievement of two annual performance measures: (1) a threshold profitability level to a maximum profitability level, and (2) a threshold paid subscription hurdle to a maximum paid subscription hurdle. 50% of each 2023 PSU award was to be earned (if at all) based on satisfaction of the profitability threshold requirement and the other 50% of each 2023 PSU award was to be earned (if at all) based on satisfaction of the subscription threshold requirements. To the extent actually earned, the 2023 PSUs are subject to time-based vesting requirements, with one-third of the total number of shares earned under each 2023 PSU award vesting on the initial vesting date of February 15, 2024 and an additional one-twelfth of the total number of shares earned vesting quarterly thereafter, contingent upon recipient remaining in continuous service to GoPro through each vesting date. The threshold profitability level and threshold subscription hurdle for the 2023 PSUs as discussed in the Long-Term Incentive Compensation for NEO's section below, represented a level of performance that the Compensation Committee believed our executive team could achieve with diligent effort in the then-existing business environment.

Welfare and Health Benefits

We maintain a tax-qualified retirement savings plan under Section 401(k) of the Internal Revenue Code for our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service, that provides them with an opportunity to save for retirement on a tax-advantaged basis. We intend for this plan to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until distributed from the plan. Under the plan, pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. All participants' interests in their deferrals are 100% vested when contributed to this plan.Globally, we maintain retirement programs for our non-US employees where applicable. We do not provide a company match to our Section 401(k) plan for any participant, including our employees, NEOs or other participants whose compensation is subject to Compensation Committee oversight.

In addition, we provide certain other benefits to our executive officers, including our NEOs, on the same basis as all our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, basic life insurance coverage and discretionary time-off. We do not offer our employees a non-qualified deferred compensation plan, a defined benefit pension plan or an actuarial plan.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees' needs.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant element of our executive compensation program. Accordingly, we do not provide perquisites or other personal benefits to our executive officers, including our NEOs, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment and retention purposes. During 2023, none of our NEOs received perquisites or other personal benefits that were, in the aggregate, valued at $10,000 or more. In the future, we may provide perquisites or other personal benefits to our executive officers where we believe it serves a sound business purpose. We do not expect that any future perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Further Considerations for Setting Executive Compensation

Compensation-Setting Process

Role of the Compensation and Leadership Committee

The Compensation Committee is responsible for establishing our overall compensation philosophy and reviewing and approving our executive compensation program, including the specific compensation of our executive officers, including our NEOs. The Compensation Committee has the authority to retain special counsel and other advisors, including compensation consultants, to assist in carrying out its responsibilities to determine the compensation of our executive officers including our CEO and, as noted previously, in 2023 retained Compensia, an independent compensation consulting firm, as further discussed below. The Compensation Committee's authority, duties, and responsibilities are described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available on our investor relations website.

In determining our overall compensation philosophy and approving the compensation of our executive officers, including our NEOs, the Compensation Committee is assisted by Compensia, as well as our CEO, and our executive compensation staff to formulate recommendations with respect to specific compensation actions. In determining the overall compensation setting philosophy and approving the compensation of our CEO, the Compensation Committee is assisted by Compensia and our executive compensation staff to formulate recommendations with respect to the CEO's compensation. The Compensation Committee makes all final

decisions regarding compensation for our executive officers and CEO, including base salary levels, target annual cash bonus opportunities, actual cash bonus payments, and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period. The Compensation Committee meets on a regularly scheduled basis and at other times as needed and periodically reviews compensation matters with the Board.

Annually, the Compensation Committee reviews our executive compensation program, including any incentive compensation plans and arrangements, to assess whether our compensation elements, actions and decisions (i) are properly coordinated, (ii) are aligned with our vision, mission, values and corporate goals, (iii) provide appropriate short-term and long-term incentives for our executive officers, (iv) achieve their intended purposes and (v) are competitive with the compensation of executives in comparable positions at the companies with which we compete for executive talent. Following this assessment, the Compensation Committee may make any necessary or appropriate modifications to our existing plans and arrangements or adopt new plans or arrangements.

The Compensation Committee also conducts an annual review of our executive compensation strategy to ensure that it is appropriately aligned with our business strategy and achieving our desired objectives. Further, the Compensation Committee reviews market trends and changes in competitive compensation practices, as described below.

The factors considered by the Compensation Committee in determining the compensation of our executive officers, including our NEOs, include:

- the recommendations of our CEO (except with respect to his own compensation), with the advice of our executive compensation staff;

- our financial and other objective elements of corporate performance;

- our corporate and individual achievements measured against short-term and long-term performance objectives;

- the individual performance of each executive officer against his or her business objectives;

- a review of the relevant competitive market analysis prepared by its compensation consultant (as described below);

- the expected future contribution of the individual executive officer;

- historical compensation decisions we have made regarding our executive officers; and

- internal pay equity based on the impact on our business and performance.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in making its decisions. The members of the Compensation Committee consider this information in light of their individual experience, knowledge of GoPro, knowledge of each executive officer, knowledge of the competitive market and business judgment in making their decisions regarding executive compensation and our executive compensation program.

As part of this process, the Compensation Committee evaluates the performance of our CEO each year and makes all decisions regarding his base salary adjustments, target annual cash bonus opportunities, actual cash bonus payments and long-term incentive compensation opportunities in the form of equity awards that are earned over a multi-year period. Our CEO is not present during any of the deliberations regarding his compensation.

Role of our Chief Executive Officer

Our CEO works closely with the Compensation Committee in determining the compensation of our other executive officers, including our other NEOs. Our CEO works with the Compensation Committee to recommend the structure of the annual Executive Bonus Plan, to identify and develop corporate and individual performance objectives for the annual Executive Bonus Plan, and to evaluate actual performance against the selected performance measures.

At the beginning of each year, our CEO reviews the performance of our other executive officers, including our other NEOs, for the previous year, and makes recommendations to the compensation and leadership committee for each element of compensation. The Compensation Committee then reviews these recommendations and considers the other factors described above and makes decisions as to the target total direct compensation opportunity of each executive officer (other than our CEO), as well as each individual compensation element.

While the Compensation Committee will consider our CEO's recommendations, as well as the competitive market analysis prepared by its compensation consultant ,these recommendations and market data serve as only two of several factors that the Compensation Committee considers in making its decisions with respect to the compensation of our executive officers. No executive officer participates in the determination of the amounts or elements of his or her own compensation.

Role of Compensation Consultant

Pursuant to its charter, the Compensation Committee has the authority to engage its own legal counsel and other advisors, including compensation consultants, as determined in its sole discretion, to assist in carrying out its responsibilities. The Compensation Committee has the authority to make all determinations regarding the engagement, fees and services of these advisors, and any such advisor reports directly to the Compensation Committee.

Accordingly, the Compensation Committee has engaged Compensia based on its expertise and reputation to provide information, analysis and other assistance relating to our executive compensation program on an ongoing basis. The nature and scope of the services provided to the Compensation Committee by Compensia in 2023 included the following:

- research, analysis and development of a proposed updated compensation peer group;

- advice with respect to compensation best practices, regulatory developments and market trends for executive officers and the non-employee members of our board of directors;

- an analysis of long-term incentive equity practices currently used by our compensation peer group and advised on the adjustment and design of our long-term incentive compensation plans;

- an analysis of the levels of overall compensation and each element of compensation for our executive officers;

- adjustment and design advice on our annual Executive Bonus Plan; and

- ad hoc advice and support throughout the year.

Compensia was also retained by the Nominating Committee to conduct an analysis of the levels of overall compensation and each element of compensation for the non-employee members of the Board.

Representatives of Compensia attend all meetings of the Compensation Committee and communicate with the Compensation Committee outside of meetings. Compensia reports to the Compensation Committee rather than to management, although Compensia may meet with members of management, including our CEO, and members of our executive compensation staff, for purposes of gathering information on proposals that management may make to the Compensation Committee.

The Compensation Committee has assessed the independence of Compensia considering, among other things, the various factors as set forth in Exchange Act Rule 10C-1 and the enhanced independence standards and factors set forth in the applicable Nasdaq listing standards and has concluded that its relationship with Compensia and its respective work on behalf of the Compensation Committee has not raised any conflict of interest.

Compensation Peer Group

Given our unique history and business, market competitors and geographical location, the Compensation Committee believes that the competitive market for executive talent includes a broad range of publicly traded technology companies, including Internet-based consumer, product, and services companies. Accordingly, the Compensation Committee develops a compensation peer group to contain a carefully selected cross-section of public companies using the factors described below, with revenues and market capitalizations that are similar to ours and that may also compete in a similar market for executive talent.

Each year, in the fourth quarter, the Compensation Committee reviews its standards and benchmarks for setting executive compensation for our executive officers, including our NEOs, for the upcoming year. The Compensation Committee benchmarks executive compensation elements such as base salary, annual bonus and equity factors from a group of peer companies. In November 2022, the Compensation Committee directed Compensia to review and update our existing compensation peer group to be used as a reference for market positioning and for assessing competitive market practices in connection with making 2023 executive compensation decisions. Compensia reviewed the pool of U.S.-based publicly traded companies, taking into consideration our industry sector, the size of such companies (based on revenues and market capitalization) relative to our size and growth rate, and the following additional factors:

- the comparability of the company's primary sales channels, including via the Internet;

- the company's consumer products and/or business services focus;

- the comparability of the company's operating history;

- the comparability of the company's organizational complexities and growth attributes;

- the stage of the company's maturity curve (which increases its likelihood of attracting the type of executive talent for whom we compete); and

- the comparability of the company's operational performance (for consistency with our strategy and future performance expectations).

Following this review, Compensia recommended to the Compensation Committee a compensation peer group of 19 information technology and consumer-oriented companies, which the Compensation Committee subsequently approved. The peer companies were selected by targeting revenues ranging from $588 million to $2.9 billion and market capitalizations ranging from $234 million to $3.7 billion, and identifying companies with similar consumer product and subscription businesses. The Compensation Committee reviewed the compensation data drawn from the compensation peer group to develop a representation of the "competitive market" specifically tailored to GoPro with respect to current executive compensation levels and related policies and practices. The Compensation Committee then evaluated how its contemplated compensation actions and decisions compared to the competitive market. The 2023 compensation peer group differs slightly from the 2022 compensation peer group due to the removal of Crocs, MoneyGram International and Topgolf Callaway Brands as their size and business model were no longer a suitable fit for comparison purposes. New additions included Alarm.com Holdings, Corsair Gaming, Vivint Smart Home and VIZIO Holding. The Compensation Committee believes the changes to the compensation peer group create better alignment with respect to key financial criteria and companies in comparable industries.

The companies comprising the 2023 compensation peer group are as follows:

Acushnet Holdings	Gogo	Plantronics (Poly)	Vista Outdoor
Axon Enterprise	Groupon	Shutterstock	Vivint Smart Home
Alarm.com Holdings	iRobot	Sonos	VIZIO Holding
Corsair Gaming	Movado Group	Stitch Fix	YETI Holdings
Fossil Group	NETGEAR	Universal Electronics	

The Compensation Committee does not believe that it is appropriate to make compensation decisions, whether regarding base salaries or short-term or long-term incentive compensation, solely using benchmarking as guidance. The Compensation Committee, however, does believe that information regarding the compensation practices at our compensation peer group is useful in two respects. First, the Compensation Committee recognizes that our compensation policies and practices must be competitive in the marketplace. Second, this information is useful in assessing the reasonableness and appropriateness of individual executive compensation elements and of our overall executive compensation packages. For certain executive positions for which the peer group did not provide sufficient data, the Compensation Committee utilized data from an industry compensation survey vendor for technology companies with revenue ranging from $500 million to $3 billion.

Other Compensation Policies

Compensation Recovery Policy

In November 2023, the Compensation Committee recommended and our Board approved a Compensation Recovery Policy ("**CRP**") in compliance with Section 10D-1 of the Exchange Act, as amended, and applicable Nasdaq listing standards. The CRP explains when the Company is required to seek recovery of incentive compensation awarded or paid to an executive officer, including our NEOs, or an employee of the Company whose compensation falls under the purview of the Compensation Committee (collectively referred to as "**Covered Person**").

The CRP provides in the event of a Restatement, as defined below, the Company will seek to recover, reasonably promptly, all recoverable incentive compensation (calculated on a pre-tax bases) received by a Covered Person during the applicable period (including those Covered Persons who are not executive officers at the time of the Restatement) unless the Compensation Committee determines it is impracticable to do so after exercising a normal due process review of all the relevant facts and circumstances. Such recovery shall be made without regard to any individual's knowledge or responsibility related to the Restatement. The Compensation Committee may, in its discretion, also undertake such recovery in the event any Covered Person has engaged in Misconduct, as defined in the CRP.

The Compensation Committee will not consider the Covered Person's responsibility or fault or lack thereof in enforcing the CRP with respect to all recoverable incentive compensation from any Covered Person. The Compensation Committee has sole discretion to administer the CRP and, subject to applicable law, may seek to recoup such recoverable incentive compensation by requiring any Covered Person to repay such amount to the Company; adjustment to future cash or equity-based compensation payments or awards; by set-off of a Covered Person's other compensation; or by such other means or combination of means as the Compensation Committee in its sole discretion, determines to be appropriate; provided that any decisions with respect to the CEO's compensation shall be subject to ratification by the Board.

"Restatement" means an accounting restatement of any of the Company's financial statements filed with the SEC under the Exchange Act, or the Securities Act, due to the Company's material noncompliance with any financial reporting requirement under U.S. securities laws, regardless of whether Covered Person's misconduct was the cause for such restatement. Restatement includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as "Big R" restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as "little r" restatements).

In the case of Misconduct, as defined in the CRP, if the Compensation Committee determines that a Covered Person committed an act or omission that contributed to the circumstances requiring the accounting restatement and which involved willful, knowing or intentional misconduct or a willful, knowing or intentional violation of any of the Company's rules or any applicable legal or regulatory requirements, fraud or other illegal conduct, the Company will make a reasonable attempt to recover the amount of any incentive compensation (calculated on a pre-tax basis)

awarded, paid, settled or vested to a Covered Person during the applicable period that the Compensation Committee determines, in its sole discretion, to be appropriate in light of the scope and nature of the misconduct.

Equity Grant Policy

It is our policy to avoid the granting of equity awards close in time to the release of material non-public information, and we have adopted a written equity grant policy to specify the timing of the effectiveness of our equity awards to avoid such a situation. This policy, which we review annually and update as necessary, provides the following guidelines to be observed by the Compensation Committee and our Board in administering the grant of equity awards under our equity compensation plans:

- the Board has delegated to the Compensation Committee the express authority to administer our equity incentive plans including the authority to grant equity as authorized under the applicable and effective equity incentive plan.

- the Board has delegated to the equity management committee (a committee consisting solely of our CEO) the non-exclusive authority to grant equity awards to employees below the level of executive staff vice president (i.e., employees who are not Section 16 officers and who are not listed as members of our management team in the investor relations section of our website) where the awards fall within standard guidelines approved by the Compensation Committee and subject to a limitation on the number of shares of our Class A common stock that may be granted in any year;

- equity awards approved by the equity management committee will be periodically granted on the 15th day of February, May, August or November;

- all equity awards granted outside the equity management committee guidelines or to our employees at or above the level of vice president who serve on our executive staff must be approved by the Compensation Committee; and

- all equity awards to the non-employee members of our Board will be granted automatically in accordance with the terms of our Director Compensation Policy.

Under our equity plans, the exercise price of any option to purchase shares of our Class A common stock may not be less than the fair market value (based on the market closing price) of our Class A common stock on the date of grant.

Stock Ownership Guidelines

The Company maintains stock ownership guidelines to better align the interests of our CEO, President, our Chief Operating Officer, our Chief Financial Officer, our other Section 16 Officers, and our non-employee directors with the interests of our stockholders (we currently do not have an executive with the title of President). Pursuant to the stock ownership guidelines, our CEO is to achieve ownership of our common stock valued at five times his annual base salary within five years of becoming Chief Executive Officer. Our President, Chief Operating Officer, Chief Financial Officer and other Section 16 Officers are to achieve ownership of our common stock valued at two times

their annual base salary within five years of becoming subject to the policy. Our non-employee directors are to achieve ownership of our common stock valued at five times the amount of the annual retainer payable to directors within five years of joining our board of directors. The ownership levels of our directors and executive officers as of March 31, 2024, are set forth in the beneficial ownership table elsewhere in this proxy, and all are currently on track to meet their requirement by the deadline, and were in compliance with our stock ownership guidelines as of March 31, 2024.

Derivatives Trading and Hedging and Pledging Policies

The Company's Insider Trading Policy prohibits our employees, including our executive officers, and members of our Board from speculating in our equity securities, including the use of short sales or any equivalent transaction involving our equity securities. In addition, they may not engage in any other hedging, pledging or monetization transactions or trading on margin and other similar or related arrangements, with respect to the Company securities that they hold. Finally, no employee, including an executive officer, or member of our Board may acquire, sell, or trade in any interest or position relating to the future price of our equity securities.

Rule 10b5-1 Sales Plans

Effective February 27, 2023 our Audit Committee recommended and the Board approved a new Insider Trading Policy in compliance with the Exchange Act and Nasdaq listing requirements which supersedes and replaces the Policy on Securities Trades by GoPro Inc. Personnel and the GoPro, Inc. Requirements for Trading Plans. From time to time, certain of our directors and executive officers, including NEOs have adopted written plans, known as Rule 10b5-1 plans, in which they have contracted with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from the director or executive officer. The director or executive officer may amend or terminate the plan in some circumstances. The adoption, amendment, termination and certain other actions with respect to Rule 10b5-1 plans must comply with the terms of GoPro's Insider Trading Policy, which was recently amended as of February 27, 2023 to comply with the Exchange Act and certain Nasdaq listing requirements.

Frequency of Say-on-Pay Advisory Vote

At our 2021 annual meeting of stockholders, our stockholders selected "annually" as the frequency at which stockholders will vote on a non-binding advisory basis to approve the compensation to be paid by us to our NEOs. After careful consideration, the Nominating Committee and Board recommended and approved that future non-binding advisory votes on compensation of our NEOs be held on an annual basis, beginning at the 2022 annual meeting. The Board believes holding an annual non-binding advisory vote is desirable because it provides immediate and direct input from our stockholders on the compensation policies and practices as disclosed in the proxy statement every year. This policy will remain in effect until the next stockholder vote on the frequency of stockholder advisory votes on the compensation of our NEOs, expected to be held at our 2027 annual meeting of stockholders.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Tax Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to certain covered current and former executive officers.

While the Compensation Committee considers the income tax consequences of its compensation actions and decisions, it reserves the right to award compensation to executive officers, including our NEOs, even if the compensation will not be deductible for federal income tax purposes if it determines that doing so is in the best interests of GoPro and its stockholders.

Accounting for Stock-Based Compensation

The Compensation Committee considers the potential accounting treatment in designing compensation plans and arrangements for our executive officers and other employees. Chief among these is FASB ASC Topic 718, the standard which governs the accounting treatment of stock-based compensation awards.

FASB ASC Topic 718 requires us to recognize the grant date fair value of all share-based payment awards to employees in our financial statements, including grants of options to purchase shares of our Class A common stock as well as RSUs and PSUs that may be settled for shares of our Class A common stock.

FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based payment awards in our income statement over the period that an employee, including our executive officers, is required to render service in exchange for the award (which, generally, will correspond to the award's vesting schedule).

Compensation-Related Risks

The Board is responsible for the oversight of our risk profile, including compensation-related risks. The Compensation Committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. Annually, our Compensation Committee conducts a review of our compensation programs, including our executive compensation program, and, based on this review, has determined that the level of risk associated with these programs is not reasonably likely to have a material adverse effect on the Company.

Executive Compensation Decisions for 2023

Base Salary for Named Executive Officers

In February 2023, the Compensation Committee approved the CEO's base salary of $850,000, which is the same as his base salary for 2022, with such approval effective January 1, 2023. In February 2023, the Compensation Committee also reviewed the base salaries for Mr. McGee, Ms. Saltman, Mr. Hinge and Mr. Jahnke based on a competitive market analysis prepared by Compensia as well as the performance of these NEOs as evaluated by our CEO. At that time, the Compensation Committee approved base salary increases of 0% to 4% with a base salary of

$730,000 for Mr. McGee, $489,000 for Ms. Saltman, $449,500 for Mr. Jahnke and $410,000 for Mr. Hinge, with such approval effective January 1, 2023.

The base salaries of our NEOs during 2023 are set forth in the "2023 Summary Compensation Table" below.

Annual Cash Bonuses for Named Executive Officers

In February 2023, the Compensation Committee designed cash bonus opportunities for our executive officers, including our NEOs under the 2023 Executive Bonus Plan. The Compensation Committee selected revenue, pre-tax profit/loss and paid subscriptions as the performance measures for the 2023 annual cash bonus opportunities for our executive officers, and also established the related threshold and target performance levels for each of these measures. The 2023 performance category weightings were 50% revenue, and 50% paid subscriptions in the first half with a combined maximum of 100% and 33.3% revenue, 33.3% paid subscriptions and 33.3% pre-tax profit/loss in the second half with a maximum of 150% of target for the full year. The weighting of the bonus opportunity in the first half of the year was 20% of the full year bonus target and the bonus opportunity in the second half of the year was 80% of the full year bonus target.

Under the 2023 Executive Bonus Plan, the performance measures involving our financial results could be determined in accordance with GAAP, or such financial results could consist of non-GAAP financial measures, subject to adjustment by the Compensation Committee for one-time items or unbudgeted or unexpected items when determining whether the target levels for the performance measures had been met. A reconciliation of the differences to the most comparable GAAP financial measure is provided in "Appendix B: Reconciliation of GAAP to Non-GAAP Financial Measures".

Individual payouts of between 0% and 130% of funded bonuses (with the aggregate individual payouts not to exceed the overall funding level of the plan itself) would also reflect individual performance, based on a review of each executive officer's actual performance during the year as determined by our Compensation Committee.

Target Bonus Opportunities

For 2023, the target annual cash bonus opportunities for each of our NEOs under the 2023 Executive Bonus Plan, as noted above in the Annual Cash Bonuses section, expressed as a percentage of his or her annual base salary, were set by our Compensation Committee as follows:

Named Executive Officer	Annual Base Salary ($)	Target Bonus Opportunity (as a percentage of base salary) (%)	Target Bonus Opportunity ($)
Nicholas Woodman	850,000	100	850,000
Brian McGee	730,000	100	730,000
Eve Saltman	489,000	75	366,750
Dean Jahnke [1]	449,500	75	337,125
Kevin Hinge	410,000	75	307,500

(1) Mr. Jahnke's target bonus opportunity (as a percentage of base salary) includes a split reflecting 50% on the Executive Bonus Plan and 25% on the sales incentive plan.

The target financial objectives which includes revenue, subscription and profitability reflected our annual operating plan. Target bonus opportunities as a percentage of an individuals base salary differ among NEOs based on market data, position and level.

Corporate Performance Objectives

For purposes of the 2023 Executive Bonus Plan, the Compensation Committee selected revenue, pre-tax profit/loss and subscriptions as the corporate performance measures, with each corresponding to a plan funding level of between 50% and 150%, based on our actual performance between threshold, target and maximum performance levels. The 2023 performance category weightings were 50% revenue and 50% paid subscriptions in the first half for a combined maximum of 100% and 33.3% revenue, 33.3% paid subscriptions and 33.3% pre-tax profit/loss in the second half with a maximum of 150% of target for the full year. The first half bonus target was 20% and the second half was 80% of the full year bonus target. The Compensation Committee chose these metrics to prioritize top and bottom line growth as well as our growing subscriptions business. The 2023 Executive Bonus Plan would fund at 0% for actual performance below the threshold level, with the combined component percentages (either a percentage between 50% and 150% or in the event of achievement below 50%, 0%) determining the plan funding percentage of between 50% and 150% calculated on a straight-line basis between the respective threshold and target and maximum percentages. The Compensation Committee established target performance levels for each component at levels that it believed to be challenging, but attainable, through the successful execution of our annual operating plan. The target levels for the 2023 corporate performance measures were as follows:


Metrics & Weights
33%
33%
33%
Revenue
Subscription
Pre-Tax Profit/Loss

20% of each executive's bonus target would be attributable to the period starting January 1, 2023 andending June 30, 2023 (the "**First Half**" and the "**First Half Bonus Target**") and 80% to the period starting January 1, 2023 and ending December 31, 2023 (the "**Second Half**" and the "**Full Year Bonus Target**"). In addition, each executive officer, including NEOs, would be eligible to earn up to an additional 50% of their Full Year Bonus Target (the "**Annual Kicker**"). The threshold and target levels of achievement for each corporate performance measure and their respective plan funding percentages, with the actual plan funding percentage with respect to each measure to be determined independently were as follows:

2023 First Half Bonus Metrics

Company Performance Component[1]		Threshold	Target
Revenue [2]	Level of Attainment	$360 million	$391 million
	Component Funding	50%	100%
Subscription [4]	Level of Attainment	2.25 million Paid Subscribers	2.3 million Paid Subscribers
	Component Funding	50%	100%

2023 Full Year Bonus Metrics*

Company Performance Component[1]		Threshold	Target	Maximum
Revenue [2]	Level of Attainment	$920 million	$1,020 million	$1,100 million
	Component Funding	50%	100%	150%
Pre-Tax Profit/Loss [2] [3]	Level of Attainment	$—	$5 million	$22.5 million
	Component Funding	50%	100%	150%
Subscription [4]	Level of Attainment	2.4 million Paid Subscribers	2.5 million Paid Subscribers	2.65 million Paid Subscribers
	Component Funding	50%	100%	150%

*Second Half bonus payouts were based on Full Year bonus metrics

[1]   All levels of attainment between the threshold and target or between the target and maximum were subject to linear interpolation in order to determine the component funding percentage.

[2]   Revenue was to be calculated by our finance department and verified by our executive management, subject to certification and final approval by our compensation and leadership committee.

[3]   Pre-tax profit/loss was to be determined on a non-GAAP basis, which excludes stock compensation expenses, intangible charges, and other one-time charges as appropriate but includes bonus expense (including bonus payments under this 2023 Executive Bonus Plan). A reconciliation of the differences to the most comparable GAAP financial measure is provided in "Appendix B: Reconciliation of GAAP to Non-GAAP Financial Measures".

[4]   Subscription refers to the total number of paid subscribers of the Company's GoPro Plus subscription services measured as the end of the First Half (ending June 30) and the end of the Second Half (ending December 31).

After the overall level of funding under the 2023 Executive Bonus Plan was determined (between 50% and 150%), our Compensation Committee had the ability to apply discretion based on its assessment of individual performance, ranging from 0% to 130% of individual targets, provided that the aggregate bonus payouts under the 2023 Executive Bonus Plan could not exceed the overall level of funding of the plan itself. Notwithstanding any other

provision herein to the contrary, no participant may receive a bonus payment of more than ten million dollars ($10,000,000) under the 2023 Executive Bonus Plan during any year. In 2023, the Compensation Committee did not make any adjustment based on individual performance to any award payouts to any executive officer or NEO.

2023 Performance Results and Bonus Decisions

In August 2023, the Compensation Committee determined that, based on actual 2023 First Half performance with respect to each corporate performance measure, the revenue and subscription results exceeded target. The combined attainment and payout results were capped at 100% of First Half Bonus Target opportunities.

Executive First Half Bonus Attainment and Payout

Metric	Weight	% of Attainment	Weighted Total Payout as a % of target
Revenue	50%	150%	75%
Subscription	50%	150%	75%
			100%

In February 2024, the Compensation Committee determined that, based on actual 2023 Full Year performance, revenue results were between threshold and target, subscription results of 2.51 million paid subscribers were between target and maximum, and pre-tax profit/loss results were below target. Combined attainment was 65% of the Second Half Bonus Target; however, the Compensation Committee reviewed and approved a management proposal that the Compensation Committee should exercise its discretion to reduce the actual bonus payout 61.25%.

Executive Full Year Bonus Attainment and Second Half Payout

Metric	Weight	% of Attainment	Weighted Total Payout as % of Target
Revenue	33.3%	95%	31%
Pre-Tax Profit/Loss	33.3%	0%	0%
Subscription	33.3%	102%	34%
			65%
Actual Payout			**61.25%**

The resulting level of aggregate payout for both the first half bonus and the second half bonus was 69%.

Long-Term Incentive Compensation

Equity Awards for Named Executive Officers

In 2023, the Compensation Committee reviewed and evaluated a report prepared by Compensia reviewing the various long-term incentive vehicles used by the companies in our peer group and determined that designing a compensation plan using a mix of 60% RSUs and 40% PSUs would be the best approach for us to attract and retain key talent in our industry and align our executive officers' interests with the long-term interests of our stockholders. The PSU award would be earned only if the Compensation Committee determined that the "Threshold Profitability Hurdle" in pre-tax profit/loss or the "Threshold Subscription Hurdle," had been achieved, each weighted at 50%,or fiscal year 2023. If the Compensation Committee determined that either the Threshold Profitability Hurdle or Threshold Subscription Hurdle had not been achieved, none of the shares for the applicable

performance measure would vest. If only one of the performance measures were achieved, the shares for that particular performance metric would be considered earned. If neither performance metric were achieved, then the entire grant would be immediately cancelled in full without consideration.

Company Performance Target		Threshold	Target	Maximum
Pre-Tax Profit/Loss	Level of Attainment	$-	$5 million	$22.5 million
	Component Vesting	25%	100%	150%
Subscription	Level of Attainment	2,400K paid subscribers	2,500K subscribers	2,650K paid subscribers
	Component Vesting	25%	100%	150%

In February 2023, the Compensation Committee awarded Mr. Woodman, Mr. McGee, Mr. Jahnke and Ms. Saltman PSUs that may be settled in shares of our Class A common stock. In addition, our NEOs, other than our CEO, were awarded RSUs that may be settled in shares of our Class A common stock. These awards were based on the competitive market for their respective roles, an evaluation of their performance in 2022 and their expected long-term contributions to GoPro. Mr. Hinge resigned as our Senior Vice President, Chief Supply Officer effective on May 19, 2023 terminated his employment with the Company on May 19, 2023. He was not granted any stock options, restricted stock units (RSUs) or performance stock units (PSUs) in 2023.

In February 2024, the Compensation Committee determined that, based on actual 2023 full year performance, subscription results of 2.51 million paid subscribers were between target and maximum, and pre-tax profit/loss results were below target.   Combined attainment was 51.11% of PSU targets.

Executive PSU Attainment and Payout

Metric	Weight	% of Attainment	Weighted Total Payout as % of Target
Pre-Tax Profit/Loss	50%	0%	0%
Subscription	50%	102%	55.11%
			51.11%

The equity awards granted to our NEOs in 2023 are set forth in the "2023 Summary Compensation Table" and the "2023 Grants of Plan-Based Awards Table" below.

Severance and Change in Control Arrangements

Employment Arrangements

We have entered into written employment offer letters with each of our executive officers, including our CEO and our other NEOs. Each of these arrangements were approved by the Board or the Compensation Committee.

In entering into these arrangements, the Board or the Compensation Committee, as applicable, was aware that it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a dynamic and ever-changing environment. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a highly-competitive labor market. At the same time, the

Board or the Compensation Committee, as applicable, was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

Each of these employment arrangements provides for "at will" employment and sets forth the initial or ongoing compensation arrangements for the NEO, including an initial or ongoing base salary, a target annual cash bonus opportunity, and, in some instances, a recommendation for an equity award in the form of stock options, RSUs, and/or PSUs.

For a summary of the material terms and conditions of the employment arrangements with each of our NEOs, see "Employment, Severance and Change in Control Agreements" below.

Change in Control and Severance Policy

In January 2014, we adopted a Change in Control and Severance Policy, with payments and benefits triggered by a qualifying termination of employment in the event of a change in control of the Company applicable to our executive officers, including our NEOs and certain other employees, pursuant to which each individual entered into a written agreement governing such situations. We believe that the severance policy serves several objectives. First, it eliminates the need to negotiate separation payments and benefits on a case-by-case basis. Second, it helps assure an executive officer that his or her severance payments and benefits are comparable to those of other executive officers with similar levels of responsibility and tenure. Third, it incentivizes our executive officers to remain employed and focused on their responsibilities during the pendency or negotiation of a change in control transaction, which we believe would help to preserve our value and the potential benefit to be received by our stockholders in the transaction. Finally, the Change in Control and Severance Policy is easier for us to administer than individually negotiated severance agreements, as it requires less time and expense in negotiation and execution.

The agreements with our executive officers, including each of our NEOs (other than our CEO) require us to provide certain payments and benefits upon a qualifying termination of employment, which includes a termination of employment without cause or where the NEO resigns with good reason, within three months preceding or 12 months following a change in control of our company. The receipt of these payments and benefits is contingent upon the NEO's execution, delivery, and non-revocation of a release and waiver of claims satisfactory to us following the NEO's separation from service. In addition, for six months following the termination of employment, and as a condition to the payments and benefits, the NEO must cooperate with any transition efforts that we request and must not disparage us, or our directors, officers or employees. As noted in the following paragraph, our CEO, is no longer a party to this type of agreement.

We entered into an employment letter with Mr. Woodman in June 2014, the terms of which supersede in their entirety the change in control and severance agreement he executed in January 2014. This employment letter sets forth the post-employment compensation arrangements for Mr. Woodman in the event of a qualifying termination of employment in connection with a change in control of GoPro.

For descriptions of the change in control severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Arrangements with Our Named Executive Officers" below.

Executive Severance Policy

Subject to executing a written agreement setting forth the terms and conditions of the Executive Severance Policy, our senior leadership team, including all of our NEOs (other than our CEO) and all our employees with the title of Vice President may receive payments and benefits under our Executive Severance Policy.

Under the Executive Severance Policy, if a participant undergoes a qualifying termination of employment (as defined in the Executive Severance Policy) and executes an irrevocable general release of claims in favor of GoPro within 60 days following such qualifying termination of employment, we will provide the participant the following severance payments and benefits (in addition to compensation and benefits earned by the participant but not yet paid through the termination date):

- *Cash Severance.* We will pay the participant a cash lump sum equal to 12 months of the participant's base salary (less applicable deductions and withholding), as in effect immediately prior to the participant's termination by GoPro or, in the case of voluntary termination by the participant with "good reason" (as defined in the policy), immediately prior to the occurrence of the event constituting good reason.

- *COBRA Payments.* Subject to the participant timely electing coverage in accordance with the requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("**COBRA**"), we will continue to pay the employer portions of such insurance premiums for the participant and/or his or her eligible dependents, for up to 12 months following the participant's termination. Such COBRA subsidies will cease, however, if a participant becomes eligible for comparable group medical, dental and/or vision insurance coverage under the plan(s) of a subsequent employer, or if the participant otherwise ceases to be eligible to receive COBRA coverage under our plan(s), before the end of the 12-month period.

If the participant is or becomes eligible to receive any other cash severance payments and benefits from us comparable to those described in the "Cash Severance" paragraph above, including under a "double-trigger" arrangement in connection with a change in control of GoPro (such as under our Change in Control and Severance Policy), the participant will receive the greater of the payments and benefits under the Executive Severance Policy or under the other arrangement (such as the Change in Control and Severance Policy).

Finally, participants in the Executive Severance Policy are required to agree that, during the six-month period following their cessation of employment, they will cooperate with us in every reasonable respect, use their best efforts to assist us with the transition of their duties to their successors and not in any way or by any means disparage GoPro, the members of our board or our officers and employees.

For descriptions of the severance arrangements with each of our NEOs, including an estimate of the amount payable upon a qualifying termination of employment, see "Arrangements with Our Named Executive Officers" below.

REPORT OF THE COMPENSATION AND LEADERSHIP COMMITTEE

This report of the compensation and leadership committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Our Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K with management and based on such review and discussions, the Compensation Committee recommended to our Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2023.

Submitted by the Compensation and Leadership Committee

Susan Lyne, Chair
Peter Gotcher
Lauren Zalaznick

EXECUTIVE COMPENSATION TABLES

2023 Summary Compensation Table

The following table provides information concerning compensation awarded to, earned by or paid to each of our NEOs for 2023, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)	Total ($)
Nicholas Woodman,	2023	850,000	4,239,108	—	586,500	535 [4]	5,676,143
Chief Executive Officer	2022	850,000	3,615,355	—	325,605	184 [5]	4,791,144
	2021	850,000	3,121,199	—	1,139,000	166 [5]	5,110,365
Brian McGee	2023	730,000	2,067,858	—	503,700	384 [4]	3,301,942
Executive Vice President,	2022	700,000	1,335,720	440,960	268,146	184 [5]	2,745,010
Chief Financial Officer and Chief Operating Officer	2021	575,000	869,475	290,055	577,875	166 [5]	2,312,571
Eve Saltman,	2023	489,000	878,835	—	253,058	461 [4]	1,621,354
Senior Vice President, Corporate & Business Development, Chief Legal Officer, Secretary and Chief Compliance Officer	2022	470,000	567,684	187,410	135,030	184 [5]	1,360,308
	2021	448,895	659,979	220,888	345,182	166 [5]	1,675,110
Dean Jahnke	2023	449,500	878,835	—	260,066	434 [4]	1,588,835
Senior Vice President, Global Sales & Channel Marketing	2022	432,000	567,684	187,410	112,194	184 [5]	1,299,472
	2021	412,000	468,177	156,183	409,019	1,366 [6]	1,446,745
Kevin Hinge,[7]	2023	165,577	—	—	—	—	165,577
Senior Vice President, Chief Supply Chain Officer	2022	410,000	500,894	165,362	117,793	184 [5]	1,194,233

1

(1) The amounts reported in this column represent the aggregate grant date fair value of the RSUs or PSUs, as applicable, made to each NEO in 2023, 2022 and 2021 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. For all three years, PSUs were included in the mix of equity awards granted to our NEOs and are included in the "Stock Awards" column in the table above, along with time-based RSUs. The performance metrics selected for the PSUs in each year were based solely on internal Company goals for a single fiscal year (FY 2021 - FY 2023 (profitability and subscriptions)), and, as such, the PSUs were determined to be performance awards under FASB ASC Topic 718.

The grant date fair value for both time-based RSU and PSU awards was determined to be equal to the closing price of our Class A common stock on the date of grant.

The number of PSUs that ultimately vest, if any, depends on whether the Company achieves certain levels of performance with respect to the designated performance measures. The grant date fair values of the PSUs included in this column are based on payouts at target, which we determined, in accordance with the applicable stock-based compensation accounting rules, to be the probable levels of achievement of the performance goals related to those awards at the time of grant. The table below shows the grant date fair value of the PSUs granted during fiscal 2023, assuming that: (i) our performance with respect to those performance measures will be at target levels (i.e., probable performance); and (ii) our performance with respect to those performance measures will be at levels that would result in a maximum payout.

Note that the amounts reported in this column and the table below reflect the accounting cost for these RSUs or PSUs, as applicable, and do not correspond to the actual economic value that may be received by the NEO.

1

Name	Fiscal Year of Grant	Grant Date Fair Value (Target/Probable Performance) ($)	Grant Date Fair Value (Maximum Performance) ($)
Nicholas Woodman	2023	4,239,108	6,358,662
Brian McGee	2023	827,142	1,240,713
Eve Saltman	2023	351,534	527,301
Dean Jahnke	2023	351,534	527,301

[2] The amounts reported in this column represent the aggregate grant date fair value of option awards made to each NEO in 2023, 2022 and 2021 computed in accordance with FASB ASC Topic 718 and excluding the effect of estimated forfeitures. Note that the amounts reported in this column reflect the accounting cost for these options and do not correspond to the actual economic value that may be received by the NEO.

[3] The amounts reported in this column represent the NEO's annual cash bonus awards, which for 2023, 2022 and 2021, we awarded under the 2023 Executive Bonus Plan, 2022 Executive Bonus Plan and the 2021 Executive Bonus Plan, respectively, based on the compensation and leadership committee's determination of individual and overall company performance.

[4] Represents the value of corporate merchandise and holiday gift as additional income which is provided to all employees.

[5] Represents the value of corporate merchandise as additional income which is provided to all employees.

[6] Represents $1,200 in waived medical reimbursement and an additional $166 in value of corporate merchandise as additional income which is provided to all employees.

[7] Mr. Hinge resigned as our Senior Vice President, Chief Supply Officer effective on May 19, 2023. He was not granted any stock options, restricted stock units (RSUs) or performance stock units (PSUs) in 2023.

2023 Grants of Plan-Based Awards Table

The following table provides information concerning each grant of an award made in 2023 for each of our NEOs under any plan. This information supplements the information about these awards set forth in the 2023 Summary Compensation Table. All options and stock awards represented in the table below were granted pursuant to our 2014 Plan, unless otherwise noted.

Name	Award Type	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares or Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)[5]
				Threshold ($)[1]	Target ($)[2]	Maximum ($)[3]	Threshold (#)[4]	Target (#)[4]	Maximum (#)[4]				
Nicholas Woodman	Cash	N/A	—	425,000	850,000	1,275,000							
	PSU[6]	02/16/2023	02/16/2023	—	—	—	183,036	732,143	1,098,215	—	—	—	4,239,108
Brian McGee	Cash	N/A	—	365,000	730,000	1,095,000	—	—	—	—	—	—	—
	PSU[6]	02/16/2023	02/16/2023	—	—	—	35,714	142,857	214,286	—	—	—	827,142
	RSU[7]	02/16/2023	02/16/2023	—	—	—	—	—	—	214,286	—	—	1,240,716
Eve Saltman	Cash	N/A	—	183,375	366,750	550,125	—	—	—	—	—	—	—
	PSU[6]	02/16/2023	02/16/2023	—	—	—	15,179	60,714	91,071	—	—	—	351,534
	RSU[7]	02/16/2023	02/16/2023	—	—	—	—	—	—	91,071	—	—	527,301
Dean Jahnke	Cash	N/A	—	168,563	337,125	505,688	—	—	—	—	—	—	—
	PSU[6]	02/16/2023	02/16/2023				15,179	60,714	91,071	—	—	—	351,534
	RSU[7]	02/16/2023	02/16/2023	—	—	—	—	—	—	91,071	—	—	527,301
Kevin Hinge[8]	Cash	N/A	—	131,400	262,800	394,200	—	—	—	—	—	—	—

⁽¹⁾ As set forth under the 2023 Executive Bonus Plan, the threshold amount represents corporate financial performance of (i) achievement of revenue at $920 million, (ii) achievement of pre-tax profit/loss of $0 and (iii) achievement of the GoPro Subscription paid subscribers of 2,400,000, which, together, would result in an overall plan funding level of 50% and individual bonus payouts at 50% of annual target bonus opportunities for 2023, subject to adjustment by the Compensation Committee. For additional details on the breakout of first half and full year threshold amounts, see "Annual Cash Bonuses for NEOs" above.

⁽²⁾ As set forth under the 2023 Executive Bonus Plan, the target amount represents corporate financial performance of (i) achievement of revenue at $1.02 billion, (ii) achievement of pre-tax profit/loss of $5 million and (iii) achievement of the GoPro Subscription paid subscribers of 2,500,000 which, together, would result in an overall plan funding level of 100% and individual bonus payouts at 100% of annual target bonus opportunities for 2023, subject to adjustment by the Compensation Committee. For additional details on the breakout of first half and full year maximum amounts, see "Annual Cash Bonuses for NEOs" above.

⁽³⁾ As set forth under the 2023 Executive Bonus Plan, the maximum amount represents corporate financial performance of (i) achievement of revenue at $1.1 billion, (ii) achievement of pre-tax profit/loss of $22.5 million and (iii) achievement of the GoPro Subscription paid subscribers of 2,650,000, which, together, would result in an overall plan funding level of 150% and individual bonus payouts at 150% of annual target bonus opportunities for 2023, subject to adjustment by the Compensation Committee. For additional details on the breakout of first half and full year maximum amounts, see "Annual Cash Bonuses for NEOs" above.

⁽⁴⁾ The amounts in these columns represent the threshold, target, and maximum number of shares that may be earned and vest with respect to PSUs granted during fiscal 2023.

⁽⁵⁾ The amounts reported in this column represent the aggregate grant date fair value of each award computed in accordance with FASB ASC Topic 718. The grant date fair value for PSU awards was computed based on achievement of the PSU awards' performance at 100% of the target number of shares granted, which was the probable outcome of the performance conditions on the grant date. The grant date fair value for both RSUs and PSUs was determined to be equal to the closing price of our Class A common stock on date of grant. Note that the amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by the NEO.

⁽⁶⁾ The PSUs granted on February 16, 2023, are scheduled to vest between February 15, 2024, and February 15, 2026, subject to the satisfaction of the defined performance conditions for the performance period beginning on January 1, 2023, and ending on December 31, 2023, as determined by the committee.

The determination of the number of PSUs granted which are ultimately deemed to have been earned will be based on two equally-weighted metrics, the Profitability Attainment Metric (50% of the PSUs granted) and the Subscription Attainment Metric (50% of the PSUs granted). If the committee determines both the Threshold Profitability Hurdle and the Threshold Subscription Hurdle have not been achieved, none of the shares under the PSU awards will vest and all PSUs subject to the award will immediately be forfeited in their entirety. If the committee determines that the Threshold Hurdle of one or both metrics has been achieved or exceeded, the number of PSUs earned will be determined according to the Hurdle Schedule and the earned PSUs subject to that Hurdle will then be subject to the time-based vesting schedule described below.

Performance Metric	% PSUs Granted that are Earned		
	Threshold	Target	Maximum
50% Profitability Attainment Hurdle	25%	100%	150%
50% Subscription Attainment Hurdle	25%	100%	150%

If the achievement against either of the Hurdles falls between the Threshold and the Target or between the Target and the Maximum, the committee will determine the number of PSUs subject to that metric which will be deemed to have been earned and become subject to the time-based vesting.

After the number of earned PSUs has been determined, 1/3rd of the earned PSUs will vest on the later of (x) February 15, 2024, or (y) the date when the committee determines the Hurdle(s) achieved, and the remaining earned PSUs will vest quarterly thereafter as to 1/12th of the earned PSUs on the 15th of each of February, May, August and November, subject to the participant's continued service to the Company through each vesting date. Earned but unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

⁽⁷⁾ One-fourth of the total RSUs granted will vest on February 15, 2024, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

⁽⁸⁾ Mr. Hinge resigned as our Senior Vice President, Chief Supply Officer effective on May 19, 2023. He was not granted any stock options, restricted stock units (RSUs) or performance stock units (PSUs) in 2023.

Outstanding Equity Awards at December 31, 2023 Table

The following table provides information concerning unexercised options, stock that has not vested and outstanding equity incentive plan awards for each NEO as of December 31, 2023.

	Option Awards				Stock Awards					
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Options Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Award Type	Equity Incentive Plan Awards: Number of Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Shares, Units or Other Rights That Have Not Vested ($)[2]	Award Type	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nicholas Woodman	—	—	—	—	PSU[3]	42,485	147,423	N/A	—	—
	—	—	—	—	PSU[4]	96,790	335,861	N/A	—	—
	—	—	—	—	PSU[5]	374,198	1,298,467	N/A	—	—
Brian McGee	30,000[6]	0	28.54	10/14/2025	RSU[7]	36,253	125,798	N/A	—	—
	86,800[8]	0	10.71	02/02/2026	RSU[9]	36,641	127,144	N/A	—	—
	113,636[10]	0	9.44	02/14/2027	RSU[12]	76,766	266,378	N/A	—	—
	25,184[13]	0	5.74	05/14/2028	RSU[14]	214,286	743,572	N/A	—	—
	95,819[15]	0	7.55	05/14/2029	PSU[3]	3,946	13,693	N/A	—	—
	84,394[16]	6,029[16]	4.08	02/17/2030	PSU[4]	11,919	41,359	N/A	—	—
	44,874[17]	18,479[17]	7.91	02/22/2031	PSU[5]	73,014	253,359	N/A	—	—
	39,994[18]	47,266[18]	8.70	02/16/2032						
Eve Saltman	138,889[19]	0	5.58	04/15/2028	RSU[7]	20,302	70,448	N/A	—	—
	42,265[15]	0	7.55	05/14/2029	RSU[9]	21,139	73,352	N/A	—	—
	65,643[16]	3,376[16]	4.08	02/17/2030	RSU[11]	5,338	18,523	N/A	—	—
	25,889[17]	10,661[17]	7.91	02/22/2031	RSU[12]	32,626	113,212	N/A	—	—
	5,953[20]	3,265[20]	9.89	05/16/2031	RSU[14]	91,071	316,016	N/A	—	—
	16,997[18]	20,089[18]	8.70	02/16/2032	PSU[3]	2,277	7,901	N/A	—	—
	—	—	—	—	PSU[3]	575	1,995	N/A	—	—
	—	—	—	—	PSU[4]	5,065	17,576	N/A	—	—
	—	—	—	—	PSU[5]	31,031	107,678	N/A	—	—
Dean Jahnke	9,600[21]	0	16.39	04/30/2024	RSU[7]	20,302	70,448	N/A	—	—
	55,626[22]	0	5.83	08/14/2028	RSU[9]	19,730	68,463	N/A	—	—
	60,976[15]	0	7.55	05/14/2029	RSU[12]	32,626	113,212	N/A	—	—
	77,643[16]	3,376[16]	4.08	02/17/2030	RSU[14]	91,071	316,016	N/A	—	—
	24,163[17]	9,950[17]	7.91	02/22/2031	PSU[3]	2,126	7,377	N/A	—	—
	16,997[18]	20,089[18]	8.70	02/16/2032	PSU[4]	5,065	17,576	N/A	—	—
	—	—	—	—	PSU[5]	31,031	107,678	N/A	—	—
Kevin Hinge[23]	—	—	—	—	—	—	—	—	—	—

(1) Represents the fair market value of a share of our Class A or Class B common stock, as applicable. For options granted pre-IPO, market value of our common stock was determined by our board of directors on the date of grant. For options granted after our IPO, market value is the closing price of our Class A common stock on the date of grant.

(2) The amounts in these columns represent shares underlying RSUs with service-based vesting requirements, including PSUs for which the performance conditions have been satisfied but are subject to additional time-based service requirements. The PSUs for which the performance conditions have been satisfied continue to be denoted as "PSUs" in these columns for reference. The share numbers and values for the 2021 PSUs for which the performance conditions have been met reflect an upward adjustment to 129.2% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 2, 2022. The share numbers and values for the 2022 PSUs for which the performance conditions have been met reflect a downward adjustment to 55.9% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 06, 2023.The share numbers and values for the 2023 PSUs for which the performance conditions have been met reflect a downward adjustment to 51.11% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 8, 2024.

(3) After the number of earned PSUs was determined by the compensation and leadership committee on February 02, 2022, 1/3rd of the earned PSUs vested on February 15, 2022, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(4) After the number of earned PSUs was determined by the compensation and leadership committee on February 6, 2023, 1/3rd of the earned PSUs vested on February 15, 2023, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(5) After the number of earned PSUs was determined by the compensation and leadership committee on February 8, 2024, 1/3rd of the earned PSUs vested on February 15, 2024, and the remaining earned PSUs will vest quarterly on the 15th of each of February, May, August and November, until the PSUs are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested PSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(6) One-fourth of the total options granted vested on September 28, 2016, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(7) One-fourth of the total RSUs granted vested on February 15, 2021, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(8) One-fourth of the total options granted vested on February 3, 2017, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(9) One-fourth of the total RSUs granted vested on February 15, 2022, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company

(10) One-sixth of the total options granted vested on August 15, 2017, and an additional 1/36th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(11) One-fourth of the total RSUs granted vested on May 15, 2022, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

(12) One-fourth of the total RSUs granted vested on February 15, 2023, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(13) One-fourth of the total options granted vested on February 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(14) One-fourth of the total RSUs granted vested on February 15, 2024, and an additional 1/4th will vest annually thereafter until the units are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested RSUs may accelerate and become vested subject to the terms of the change in control and severance agreement between the participant and the Company.

(15) One-fourth of the total options granted vested on February 15, 2020, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

(16) One-fourth of the total options granted vested on February 15, 2021, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(17) One-fourth of the total options granted vested on February 15, 2022, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

(18) One-fourth of the total options granted vested on February 15, 2023, and an additional 1/48th will vest monthly thereafter, until the options are fully vested, subject to the participant's continued service to the Company through each vesting date. Unvested options may accelerate

and become vested and exercisable subject to the terms of the change in control and service agreement between the participant and the Company.

[19] One-fourth of the total options granted vested on March 29, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

[20] One-fourth of the total options granted will vest on May 15, 2022, and an additional 1/48th will vest monthly thereafter until the options are fully vested, subject to Ms. Saltman's continued service to the Company through each vesting date. Unvested options may accelerate and become vested subject to the terms of the change in control and severance agreement between Ms. Saltman and the Company.

[21] One-fourth of the total options granted vested on March 31, 2015, and an additional 1/48th vested monthly thereafter until the options were fully vested. Mr. Jahnke received this stock option award on May 01, 2014, prior to our IPO under the 2010 Plan. All options under the 2010 Plan entitle the option holder to conduct a cash exercise and request that our Class B common stock be issued to settle the exercise. Any other exercise type, and a cash exercise absent such a request, would be settled in our Class A common stock. These options are now fully vested. This option is set to expire at the end of the 10-year contractual term on April 30, 2024.

[22] One-fourth of the total options granted vested on August 15, 2019, and an additional 1/48th vested monthly thereafter until the options were fully vested. These options are now fully vested.

[23] Mr. Hinge resigned as our Senior Vice President, Chief Supply Officer effective on May 19, 2023. As of March 31, 2024, Mr. Hinge no longer holds any outstanding stock options or awards.

Option Exercises and Stock Vested Table

The following table provides information concerning the exercise of options (the "**Option Awards**") and the vesting of RSUs and PSUs (the "**Stock Awards**") in 2023 for each NEO as of December 31, 2023. Value realized on vesting of RSUs and PSUs is based on the fair market value of our Class A common stock on the vesting date multiplied by the number of shares vested and does not necessarily reflect the proceeds received by the NEO.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Nicholas Woodman	—	—	350,399	1,687,638
Brian McGee	—	—	141,586	806,010
Eve Saltman	—	—	78,771	440,827
Dean Jahnke	—	—	74,709	426,644
Kevin Hinge	—	—	63,349	353,865

Change in Control Arrangements with our Named Executive Officers

Arrangements with Mr. Woodman

Under his employment letter dated June 2, 2014, Mr. Woodman is eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason prior to a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 12 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment; and

- continuation of COBRA benefits for 12 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

If Mr. Woodman's employment is terminated by us for any reason other than cause or he resigns for good reason within 24 months following a change in control of GoPro, he will be eligible to receive:

- a single lump sum payment equal to the sum of 24 months of his then-current base salary and target bonus (assuming a 150% achievement threshold);

- an additional payment equal to the *pro-rata* portion of his target bonus for the year of his termination of employment;

- full accelerated vesting of all the shares of our common stock subject to his then-outstanding and unvested equity awards, if any; and

- continuation of benefits under COBRA for 18 months following his termination of employment (or if applicable law requires otherwise, a lump sum payment equal to that amount).

These payments and benefits are conditioned on Mr. Woodman's execution and delivery of an irrevocable release and waiver of claims to us within the 60 days following his termination of employment.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code will be reduced so that Mr. Woodman retains, on an after-tax basis, the greatest amount of these payments.

Arrangements with our other NEOs

Our other NEOs are eligible to receive severance payments and benefits upon a qualifying termination of employment, including a termination of employment in connection with a change in control of our company.

Pursuant to their change in control and severance agreements, if employment is terminated by us for any reason other than for cause or a participant voluntarily resigns for good reason within the three-month period preceding or the 12-month period following a change in control of GoPro, each participant will be eligible to receive:

- 12 months of his or her then-current base salary;

- 100% of participant's target annual bonus;

- $3,000 per month for 12 months in lieu of employee benefits; and

- all of the shares of our common stock subject to each then-outstanding and unvested equity award held by the participant, including awards that would otherwise only vest upon satisfaction of performance criteria, will accelerate and become vested and exercisable in full immediately prior to participant's separation from service.

Further, if we undergo a change in control, any payments that would be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code will be reduced so that the participant retains, on an after-tax basis, the greatest amount of these payments. We have not agreed and are not otherwise obligated to provide any NEO with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Sections 280G, 4999 or 409A of the Internal Revenue Code.

Estimated Benefits as of December 31, 2023

The following table sets forth the estimated payments and benefits that would be received by each of the NEOs upon a change in control of GoPro, upon a termination of employment without cause or following a resignation for good reason under our Executive Severance Policy, or in the event of a termination of employment without cause or following a resignation for good reason in connection with a change in control in GoPro under our Change in Control

and Severance Policy. This table reflects amounts payable to each NEO assuming that his or her employment was terminated on December 31, 2023, and the change in control of the Company also occurred on that date. The closing market price per share of our Class A common stock on December 29, 2023, was $3.47.

	Change in Control		Termination of Employment No Change in Control				Termination of Employment Change in Control			
Named Executive Officer	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)	Severance Payment ($)	Medical Benefits Continuation ($)	Accelerated Vesting of Equity Awards ($)[1]	Total ($)
Nicholas Woodman	—	—	1,700,000	37,512 [2]	—	1,737,512	2,550,000	56,268 [2]	1,781,751	4,388,019
Brian McGee	—	—	1,460,000	36,000	—	1,496,000	1,460,000	36,000	1,571,303	3,067,303
Eve Saltman	—	—	855,750	36,000	—	891,750	855,750	36,000	726,701	1,618,451
Dean Jahnke	—	—	786,625	36,000	—	822,625	786,625	36,000	700,770	1,523,395

[1] The value of the accelerated vesting of outstanding and unvested equity awards has been calculated based on the closing market price of our Class A common stock on Nasdaq on December 29, 2023, which was $3.47 per share, less, if applicable, the exercise price of each outstanding and unvested stock option. PSUs granted in 2021 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect an upward adjustment to 129.2% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 02, 2022. PSUs granted in 2022 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 55.9% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 6, 2023. PSUs granted in 2023 subject to accelerated vesting upon a qualifying termination of 100% of eligible unvested shares reflect a downward adjustment to 51.11% of the original target shares based on the goal metric certification by the compensation and leadership committee on February 08, 2024.

[2] This amount is cost of COBRA continuation based on Mr. Woodman's 2023 medical, dental and vision benefits costs.

CEO Pay Ratio

The annual total compensation of Mr. Woodman for 2023, as reported in the 2023 Summary Compensation Table, was $5,676,143. The annual total compensation of our median employee for 2023 was $232,186. Based on this information, for 2023, the ratio of the annual total compensation of Mr. Woodman to that of our median employee was approximately 24.4 to 1.

Calculation Methodology

We identified the employee with compensation at the median of the compensation of all our employees (the "**median employee**") by considering our employee population as of December 31, 2023 (the "**employee population determination date**"). On the employee population determination date, we had 879 employees excluding our Chief Executive Officer of which 496 employees were based in the United States and 383 employees were located outside of the United States. We considered all individuals who were employed by us on a worldwide basis (including our consolidated subsidiaries) on the employee population determination date, whether employed on a full-time, part-time, seasonal or temporary basis, including employees on a partial-year leave of absence. The compensation measure used for purposes of identifying the median employee was based on earned salary or wages in 2023. In the case of foreign employees, total direct compensation also included "13th month pay" and any holiday allowance that was statutorily required to be paid as we view such compensation to be akin to earned salary or wages, and all amounts were converted to U.S. dollars using exchange rates in effect on the employee population determination date, without making any cost of living adjustments for employees outside of the United States. We also annualized the cash compensation of any permanent employees that were not employed by us for

all of 2023. We believe our methodology represents a consistently applied compensation measure that strikes a balance between administrative burden and consistent treatment of the primary compensation components for our worldwide employee population.

After identifying our median employee, in calculating the annual total compensation of such employee, we used the same methodology we use to calculate the amount reported for our NEOs in the "Total" column of the 2023 Summary Compensation Table.

Pay Versus Performance

As is now required by Section 953(a) of the Dodd-Frank Wall Street , and Item 402(v) of Regulation S-K, we are disclosing the following information about the relationship between executive compensation actually paid and other measures of Company performance. The following disclosures are made in compliance with these rules; for additional information regarding our compensation philosophy, the structure of our compensation programs, how the Company's aligns executive compensation with the Company's performance, and compensation decisions made this year, refer to "Compensation Discussion and Analysis" section above.

The following tables provide information regarding the "Compensation Actually Paid" to our CEO and other NEOs (as a group) for the fiscal years 2023, 2022, 2021 and 2020.

Year	Summary Compensation Table Total for CEO[1]	Compensation Actually Paid to CEO[2]	Average Summary Compensation Table Total for Non-CEO NEOs[3]	Average Compensation Actually Paid to Non-CEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		GAAP Net Income (loss) (millions)[7]	Company Selected Performance Measure
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		Revenue (millions)[8]
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2023	$5,676,143	$2,797,277	$1,669,427	$934,379	$80	$215	$(53,183)	$1,005,459
2022	$4,791,144	$1,538,424	$1,649,756	$1,156,260	$115	$170	$28,847	$1,093,541
2021	$5,110,365	$4,050,910	$1,754,293	$1,373,659	$238	$188	$371,171	$1,161,084
2020	$3,175,695	$6,330,073	$1,485,734	$1,010,284	$191	$150	$(66,783)	$891,925

1 The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Woodman (our Chief Executive Officer) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "2023 Summary Compensation Table" above for additional information.

2 The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Woodman, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Woodman during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Woodman's total compensation for each year to determine the compensation actually paid:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Reported Change in the Actuarial Present Value of Pension Benefits[c]	Pension Benefit Adjustments[d]	Compensation Actually Paid to PEO
2023	$5,676,143	$(4,239,108)	$1,360,242	—	—	$2,797,277
2022	$4,791,144	$(3,615,355)	$362,635	—	—	$1,538,424
2021	$5,110,365	$(3,121,199)	$2,061,744	—	—	$4,050,910
2020	$3,175,695	$(2,934,573)	$6,088,951	—	—	$6,330,073

a. The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

b. The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. We approached the determination of fair value in the same manner as we have historically determined fair value under ASC 718, using valuation assumptions and methods/models that are generally consistent with those used to determine fair value at grant under US GAAP.

The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2023	$2,540,536	$(590,578)	$—	$(589,716)	$—	$—	$1,360,242
2022	$2,069,479	$(876,836)	$—	$(830,008)	$—	$—	$362,635
2021	$4,068,213	$(860,784)	$—	$(1,145,685)	$—	$—	$2,061,744
2020	$5,955,456	$903,942	$—	$(770,447)	$—	$—	$6,088,951

c. The Company does not have any pension benefits so there are no service costs to report.

d. The Company does not have any pension benefits so there are no adjustments to report.

3   The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Woodman, who has served as our CEO since 2004) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Woodman) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Brian McGee, Eve Saltman, Dean Jahnke and Kevin Hinge; (ii) for 2022, Brian McGee, Eve Saltman, Kevin Hinge and Dean Jahnke; (iii) for 2021, Brian McGee, Aimée Lapic, Eve Saltman and Dean Jahnke; and (iv) for 2020, Brian McGee, Eve Saltman, Dean Jahnke and Aimée Lapic.

4   The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Woodman), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Woodman) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Woodman) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards[(a)]	Average Equity Award Adjustments[(a)]	Average Reported Change in the Actuarial Present Value of Pension Benefits	Average Pension Benefit Adjustments[(b)]	Average Compensation Actually Paid to Non-PEO NEOs
2023	$1,669,427	$(956,382)	$221,334	$—	$—	$934,379
2022	$1,649,756	$(494,141)	$645	$—	$—	$1,156,260
2021	$1,754,293	$(407,773)	$27,139	$—	$—	$1,373,659
2020	$1,485,734	$(534,250)	$58,800	$—	$—	$1,010,284

a.   The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Average Equity Award Adjustments
2023	$573,169	$(191,685)	$—	$(18,413)	$(141,737)	$—	$221,334
2022	$13,340	$(11,139)	$—	$(1,556)	$—	$—	$645
2021	$17,732	$8,209	$—	$1,198	$—	$—	$27,139
2020	$48,977	$11,502	$—	$(1,679)	$—	$—	$58,800

b.   Pension Benefits

The Company does not have any pension benefits so this table is not applicable.

5   Represents the cumulative total shareholder return (TSR) of GoPro, Inc. for the measurement periods ending on December 31 of each of 2023, 2022, 2021 and 2020, respectively. The comparison assumes $100 was invested on December 31, 2019 in our common stock.

6   Peer TSR represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer TSR for each year reflects what the cumulative value of $100 would be, including reinvestment of dividends, if such amount were invested into the peer group on December 31, 2019. The peer group used for this purpose is the Company's compensation peer group as disclosed in the "Compensation Discussion & Analysis" sections of each of our 2024, 2023, 2022 and 2021 Annual Proxy Statements, respectively. For peers who were not yet publicly traded as of December 31, 2019, the calculation assumes investment of $100 into the peer as of the first date the peer began trading as a public company. The exclusion of certain peers for this analysis is due to these companies being acquired. The Company updated its peer group in 2023 to create a better alignment between GoPro and its peer group with respect to key financial criteria and companies in comparable industries. If the peer group would have remained unchanged, the cumulative peer Total Shareholder Return in 2023 would have been $218, (compared to the $215 for the 2023 current peer group). Peer TSR for 2021 is $170, compared to $171 as disclosed in our 2023 Annual Proxy Statement. This is due to a change in the methodology used to calculate total shareholder return and we have updated our calculation methodology on a go-forward basis.

7   The dollar amounts reported represent the amount of net income reflected in the Company's audited financial statements for the applicable year.

8   Revenue is as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 9, 2024. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Revenue
- Pre-tax Profit/Loss
- Subscriptions

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the section "Compensation Discussion and Analysis," the Company's executive compensation program utilizes several performance measures to align executive compensation with Company

performance, which are not all presented in the Pay versus Performance table. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and Cumulative TSR

As demonstrated by the following graph, the amount of compensation actually paid ("**CAP**") to Mr. Woodman and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Woodman) is aligned with the Company's cumulative TSR over the four years presented in the table. The alignment of compensation actually paid to the Company's cumulative TSR over the period presented is due to a significant portion of compensation actually paid to Mr. Woodman and to the other NEOs is comprised of equity awards. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 60% of the value of total compensation awarded to the NEOs is to be comprised of equity awards, including RSUs, PSUs and stock options.



* Cumulative TSR of the Company vs. Cumulative TSR of the Peer Group: The Company's cumulative TSR was $80 for the four year period ending December 31, 2023, which was less than the Peer Group TSR of $215 for the same period.

Compensation Actually Paid and Net Income

As demonstrated by the following table, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's net income over the four years presented in the table. While the Company does not use net income as a performance measure in the overall executive compensation program, the measure of net income is correlated with the measure Adjusted EBITDA, which the Company does use for setting goals in the Company's Executive Bonus Program and the PSUs that are awarded to the NEOs. As described in more detail in the section "Compensation Discussion and Analysis," the

Company targets that approximately 18% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company's Executive Bonus Program.



CAP vs. GAAP Net Income

Compensation Actually Paid and Revenue

As demonstrated by the following graph, the CAP to Mr. Woodman and the average CAP to the Company's NEOs as a group (excluding Mr. Woodman) is generally aligned with the Company's revenue over the four years presented in the table. As described above, revenue is disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 9, 2024. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the company's NEOs, for the most recently completed fiscal year, to Company performance. The Company utilizes revenue when setting goals in the Company's Executive Bonus Program. As described in more detail in the section "Compensation Discussion and Analysis," the Company targets that approximately 18% of the value of total compensation awarded to the NEOs consists of amounts determined under the Company Executive Bonus Program.



Compensation Actually Paid and Revenue

- CEO CAP
- Avg CAP to NEOs
- Revenue

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information as of December 31, 2023, with respect to compensation plans under which shares of our Class A common stock or Class B common stock may be issued. As of December 31, 2023, other than as described below, no equity securities were authorized for issuance under equity compensation plans not approved by shareholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[2]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities) Reflected in Column(a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	15,619,200[3]	8.4323	27,328,622[3][4]
Total	15,619,200	8.4323	27,328,622

[1] Includes our 2010 Plan and our 2014 Plan. In June 2023 stockholders approved the GoPro, Inc. 2024 Equity Incentive Plan ("**2024 Plan**") which became active effective February 15, 2024, and all equity grants on or following February 15, 2024, were awarded under and governed by the 2024 Plan. No shares were issued under our 2024 Plan as of December 31, 2023. Excludes purchase rights accruing under our 2014 Employee Stock Purchase Plan and 2024 Employee Stock Purchase Plan

[2] The weighted-average exercise price is based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued in connection with the settlement of outstanding RSUs or PSUs, which have no exercise price.

[3] There are no shares of common stock available for issuance under our 2010 Plan, but that plan continues to govern the terms of outstanding options or awards granted thereunder. Any shares of Class B common stock that are subject to outstanding awards under the 2010 Plan that are issuable upon the exercise of stock options that expire or become unexercisable for any reason without having been exercised in full will generally be available for future grant and issuance as shares of Class A common stock under our 2014 Plan. As of the effective date of the 2024 Plan (February 15, 2024), the 2014 Plan expired and there will not be any shares of common stock available for issuance under the 2014 Plan on/after that date, but the 2014 Plan will continue to govern the terms of outstanding options or awards granted thereunder. Of the 27,328,622 shares noted above as Available for Future Issuance, 25,000,000 of these shares will roll into the 2024 Plan giving the 2024 Plan a total allocation of 25,000,000 shares at inception. Any remaining shares above the 25,000,000 total under the 2014 Plan will expire on February 15, 2024 and will not roll into the 2024 Plan.

[4] As noted in footnote (1), above, this table does not include rights accruing under our 2014 Employee Stock Purchase Plan ("**2014 ESPP**") or 2024 Employee Stock Purchase Plan ("**2024 ESPP**"). In June 2023 stockholders approved the GoPro, Inc. 2024 Employee Stock Purchase Plan, which became active effective February 15, 2024, and all purchase rights granted on or following February 15, 2024, were awarded under and governed by the 2024 ESPP. As of the effective date of the 2024 ESPP (February 15, 2024), the 2014 ESPP expired and there will not be any shares of common stock available for issuance under the 2014 ESPP after that date. As of December 31, 2023, there were 10,712,354 shares available under the 2014 ESPP. No purchase rights for Class A common stock were available for issuance under the 2024 ESPP as of December 31, 2023. Of the 2014 ESPP shares (10,712,354), 10,060,674 shares will roll into the 2024 ESPP giving the 2024 ESPP a total allocation of 10,060,674 shares at inception. Any remaining shares above the 10,060,674 total under the 2014 ESPP will expire on February 15, 2024 and will not roll into the 2024 ESPP.

RELATED PARTY TRANSACTIONS

Pursuant to the Audit Committee charter, the Audit Committee has oversight responsibility to review, approve or disapprove any related party transaction. Excluding executive officer and director compensation arrangements discussed above under "Executive Compensation" and "Proposal No. 1 – Election of Directors – Director Compensation," related party transactions are transactions, arrangements or relationships between the Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person is determined to have, have had, or expects to have a direct or indirect material interest or transactions, arrangements or relationships that would cast into doubt the independence of a director, would present the appearance of a conflict of interest between the Company and the related person or is otherwise prohibited by law, rule or regulation. Since January 1, 2023, the Company has not been a party to any transaction in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Offer Letters and Change In Control Agreements

We have entered into offer letters and change in control severance agreements with our executive officers that, among other things, provide for severance and change in control benefits. See "Executive Compensation – Employment, Severance and Change in Control Agreements" for information about these agreements.

Indemnification of Directors and Officers

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements and our Restated Certificate of Incorporation and amended and restated bylaws provide for indemnification of each of our directors to the fullest extent permitted by Delaware law.

Review, Approval or Ratification of Transactions with Related Parties

Our Corporate Governance Guidelines and our Related Party Transactions policy requires that any transaction with a related party that must be reported under applicable rules of the SEC (other than compensation-related matters), must be reviewed and approved or ratified by our Audit Committee (other than transactions that are subject to review by our Board as a whole or any other committee of our board of directors). In approving or rejecting any such proposal, our Audit Committee will consider the relevant and available facts and circumstances, including, but not limited to, the extent of the related person's interest in the transactions, the material facts of the proposed transaction, including the proposed aggregate value of such transaction and whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

Other Transactions

None.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report of our Audit Committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by us under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that we specifically incorporate it by reference.

The Audit Committee of our Board is composed of four independent outside directors. The Audit Committee has reviewed and discussed with our management and PricewaterhouseCoopers LLP our audited financial statements for the year ended December 31, 2023. The Audit Committee has also discussed with PricewaterhouseCoopers LLP the matters required to be discussed pursuant to AS No. 1301 "Communications with Audit Committees" as adopted by the Public Company Accounting Oversight Board.

The Audit Committee has received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from GoPro.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission.

Submitted by the Audit Committee

Kenneth Goldman, Chair
Peter Gotcher
Shaz Kahng
Alexander Lurie

ADDITIONAL INFORMATION

Stockholder Proposals to be Presented at Next Annual Meeting

Our bylaws provide that, for stockholder nominations to the board or other proposals to be considered at an annual meeting, the stockholder must give timely notice thereof in writing to the Secretary at GoPro, Inc., 3025 Clearview Way, San Mateo, California 94402, Attn: Chief Legal Officer & Corporate Secretary.

To be timely for the 2025 annual stockholder meeting (the "**2025 Annual Meeting**") a stockholder's notice must be delivered to or mailed and received by our Secretary at our principal executive offices not earlier than 5:00 p.m. (Pacific Time) on February 19, 2025 and not later than 5:00 p.m. (Pacific Time) on March 21, 2025. A stockholder's notice to the Secretary must set forth each matter the stockholder proposes to bring before the annual meeting and the information required by our bylaws.

Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at our 2025 Annual Meeting must be received by the Secretary no later than December 24, 2024 in order to be considered for inclusion in our proxy materials for that annual meeting. Stockholders are advised to review the Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations.

In addition to satisfying the requirements under our Bylaws, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2025 Annual Stockholder's Meeting must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 5, 2025.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and any persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish us with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to us and written representations from the directors and executive officers, we believe that all Section 16(a) filing requirements were timely met in 2023.

Available Information

GoPro will mail without charge, upon written request, a copy of GoPro's Annual Report, including the financial statements and list of exhibits, and any exhibit specifically requested. Requests should be sent to:

GoPro, Inc.
3025 Clearview Way
San Mateo, California 94402
Attn: Investor Relations

"Householding" — Stockholders Sharing the Same Last Name and Address

The SEC has adopted rules that permit companies and intermediaries (such as brokers) to implement a delivery procedure called "householding." Under this procedure, multiple stockholders who reside at the same address may

receive a single copy of our Annual Report and proxy materials, including the Notice of Internet Availability, unless the affected stockholder has provided contrary instructions. This procedure reduces printing costs and postage fees and helps protect the environment as well.

This year, a number of brokers with account holders who are GoPro stockholders will be "householding" our Annual Report and proxy materials, including the Notice of Internet Availability. A single Notice of Internet Availability and, if applicable, a single set of Annual Report and other proxy materials will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. Stockholders may revoke their consent at any time by contacting Broadridge Financial Solutions by calling 1-866-540-7095 or writing to: Broadridge House Holding Department, 51 Mercedes Way, Edgewood, NY 11717.

Upon written or oral request, GoPro will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of the Notice of Internet Availability and, if applicable, Annual Report and other proxy materials, you may write GoPro's Investor Relations department at 3025 Clearview Way, San Mateo, California 94402, Attn: Investor Relations.

Any stockholders who share the same address and currently receive multiple copies of GoPro's Notice of Internet Availability or Annual Report and other proxy materials who wish to receive only one copy in the future can contact their bank, broker or other holder of record to request information about householding or GoPro's Investor Relations department at the address or telephone number listed above.

OTHER MATTERS

The Board does not presently intend to bring any other business before the Annual Meeting and, so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the Notice of Annual Meeting of Stockholders. As to any business that may arise and properly come before the Annual Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

**GOPRO, INC. CERTIFICATE OF AMENDMENT
OF THE
RESTATED CERTIFICATE OF INCORPORATION**

GoPro, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Company**"), hereby certifies that:

1.   Article VIII of the Restated Certificate of Incorporation of the Company is amended and restated in its entirety to read as follows:

ARTICLE VIII: DIRECTOR AND OFFICER LIABILITY

1. **Limitation of Liability.** To the fullest extent permitted by law, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable, except to the extent such an exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as presently in effect or as the same may hereafter be amended. Without limiting the effect of the preceding sentence, if the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law, as so amended.

2. **Change in Rights.** Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Restated Certificate of Incorporation inconsistent with this Article VIII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director or officer of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

2.   The foregoing Certificate of Amendment has been duly approved by the required vote of the stockholders in accordance with Section 228 of the Delaware General Corporation Law and has been duly adopted in accordance with Section 242 of the Delaware General Corporation Law.

[Remainder of Page Intentionally Left Blank]

The Company has caused this Certificate to be executed by a duly authorized officer of the Company on the date set forth below.

Executed on _____, 2024.

GOPRO, INC.

By:
Name:
Title:

Reconciliation of GAAP to Non-GAAP Financial Measures

We report diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. Additionally, we report non-GAAP adjusted EBITDA. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;
- the ability to identify trends in our underlying business; and
- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect tax payments that reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, Leases. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the

variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

- adjusted EBITDA and non-GAAP net income (loss) excludes any gain or loss on the extinguishment of debt because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

- non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions, because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation;

- non-GAAP net income (loss) includes income tax adjustments. We utilize a cash-based non-GAAP tax expense approach (based upon expected annual cash payments for income taxes) for evaluating operating performance as well as for planning and forecasting purposes. This non-GAAP tax approach eliminates the effects of period specific items, which can vary in size and frequency and does not necessarily reflect our long-term operations. Historically, we computed a non-GAAP tax rate based on non-GAAP pre-tax income on a quarterly basis, which considered the income tax effects of the adjustments above;

- GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2022 Notes and 2025 Notes in periods of net income, as if converted at the beginning of the period in connection with the adoption of ASU 2020-06 on January 1, 2022; and

- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following table presents a reconciliation of net loss to adjusted EBITDA:

(in thousands)	Year ended December 31, 2023
GAAP net loss	$ (53,183)
Income tax benefit	(14,550)
Interest income, net	(5,233)
Depreciation and amortization	6,160
POP display amortization	2,015
Stock-based compensation	41,479
Gain on extinguishment of debt	(3,092)
Restructuring and other costs	(913)
Adjusted EBITDA	$ (27,317)

The following table presents a reconciliation of net loss to non-GAAP net loss:

(in thousands)		Year ended December 31, 2023
GAAP net loss	$	(53,183)
Stock-based compensation		41,479
Acquisition-related costs		822
Restructuring and other costs		(913)
Gain on extinguishment of debt		(3,092)
Income tax adjustments		(16,248)
Non-GAAP net loss	$	(31,135)
GAAP diluted net loss per share	$	(0.35)
Non-GAAP diluted net loss per share	$	(0.20)
GAAP and non-GAAP shares for diluted net loss per share		153,348

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 001-36514

GoPro

GOPRO, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0629474**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
3025 Clearview Way	
San Mateo, California	**94402**
(Address of principal executive offices)	*(Zip Code)*

(650) 332-7600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value	GPRO	NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
		Smaller reporting company	☐
Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $522,125,000 based upon the closing price reported for such date on The Nasdaq Global Select Market.

As of January 31, 2024, 123,638,372 and 26,258,546 shares of Class A and Class B common stock were outstanding, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2024 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the registrant's fiscal year ended December 31, 2023, are incorporated by reference in Part II and Part III of this Annual Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement is not deemed to be filed as part of this Annual Report on Form 10-K.

GoPro, Inc.
Index

PART I.
Special note regarding forward-looking statements

This Annual Report on Form 10-K of GoPro, Inc. (GoPro or we or the Company) includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, product and marketing plans, or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. To identify forward-looking statements, we use words such as "expect," "anticipate," "believe," "may," "will," "estimate," "intend," "target," "goal," "plan," "likely," "potentially," or variations of such words and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their date. If any of management's assumptions prove incorrect or should unanticipated circumstances arise, the Company's actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors identified under Item 1A. Risk Factors. Forward-looking statements include, but are not limited to, statements regarding our plans to expand and improve product offerings in Item 1. Business and other sections of this Annual Report on Form 10-K, projections of results of operations, research and development plans, marketing plans, plans to expand our global retail and distribution footprint, and revenue growth drivers, plans to manage our operating expenses effectively, plans to drive profitability; the impact of negative macroeconomic factors including fluctuating interest rates and inflation, market volatility, economic recession concerns, and potential occurrence of a temporary federal government shutdown; the ability for us to grow camera sales to drive meaningful volume and subscription growth; our ability to acquire and retain subscribers; the impact of competition on our market share, revenue, and profitability; the effects of global conflicts and geopolitical issues such as the conflicts in the Middle East, Ukraine or China-Taiwan relations, on our business; plans to settle the note conversion in cash; expectations regarding the volatility of the Company's tax provision and resulting effective tax rate and projections of results of operations; the outcome of pending or future litigation and legal proceedings; and any discussion of the trends and other factors that drive our business and future results, as discussed in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and other sections of this Annual Report on Form 10-K including but not limited to Item 1A. Risk Factors. Readers are strongly encouraged to consider the foregoing when evaluating any forward-looking statements concerning the Company. The Company does not undertake any obligation to update any forward-looking statements in this Annual Report on Form 10-K to reflect future events or developments.

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those described in Item 1A. Risk Factors on this Annual Report on Form 10-K. These risks include, but are not limited to the following:

- *We may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.*

- *Our goal to grow revenue and be profitable relies upon our ability to grow unit sales, and we may not be successful in doing so.*

- *We may not be able to acquire and retain subscribers at all or at historical rates, which could adversely impact our results of operations and our ability to be profitable.*

- *An economic downturn or economic uncertainty in the United States and international markets, as well as inflation, market volatility, fluctuations in interest rates or currency exchange rates, may adversely affect consumer spending and demand for our products, which could impact our operating results or financial position.*

- *To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, product pricing and marketing.*

- *If our sales fall below our forecasts, especially during the holiday season, our overall financial condition and results of operations could be adversely affected.*

- *We rely on third-party suppliers, some of which are sole-source suppliers, to provide services and components for our products which may lead to supply shortages and other services, long lead*

times for components, and supply changes, any of which could disrupt our supply chain or our operations and may increase our costs.

- *If we do not successfully coordinate or if we encounter issues with our manufacturers, suppliers, or supply chain, business, brand, and results of operations could be harmed and we could lose sales.*

- *Our future growth depends, in part, on further penetrating our total addressable market, and we may not be successful in doing so.*

- *We depend on sales of our cameras, mounts, and accessories for substantially all of our revenue, and any decrease in the sales or change in sales mix of these products could harm our business.*

- *We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.*

- *Security and data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.*

- *Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.*

- *We depend on key personnel and qualified personnel to operate our business. If we are unable to attract, engage and retain qualified personnel, our ability to develop, transform and successfully operate our business could be harmed.*

- *Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.*

- *We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can. New entrants also enter the digital imaging market category from time-to-time. These market factors could result in a loss of our market share and a decrease in our revenue and profitability.*

- *Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.*

- *If we fail to manage our operating expenses effectively, our financial performance may suffer.*

- *A small number of retailers and distributors account for a substantial portion of our revenue, and if our relationships with any of these retailers or distributors were to be terminated or the level of business with them significantly reduced, our business could be harmed.*

- *Our success depends on our ability to maintain the value and reputation of our brand.*

- *Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.*

- *We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.*

- *We may grow our business in part through acquisitions, joint ventures, investments, and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.*

- *Catastrophic events or political instability could disrupt and cause harm to our business.*

- ***Our aspirations and disclosures related to Corporate Social Responsibility (CSR) matters, as well as increased scrutiny and expectations from investors and others regarding Environmental, Social, and Governance (ESG), could result in additional costs and/or risks, which may adversely affect our business, financial condition and results of operations, reputation, and stock price performance.***

Item 1. Business

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. Our cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of our revenue. We sell our products globally through retailers, distributors, and on GoPro.com.

Our product offerings include the following:

- *HERO12 Black* is our flagship waterproof camera launched in September 2023, featuring our GP2 processor, HyperSmooth 6.0 image stabilization, high dynamic range (HDR) photos and videos in 5.3K at 60 frames per second (FPS) and 4K at 60 FPS, and wireless audio support for Apple AirPods and other Bluetooth devices. HyperSmooth 6.0 image stabilization features improved AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while also supporting 360-degree Horizon Lock. The HERO12 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view. The HERO12 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. Additionally, we began shipping our HERO12 Black Creator Edition, which is an all-in-one content capturing bundle that makes vlogging, filmmaking and live streaming easier than ever. HERO12 Black Creator Edition combines the HERO12 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.
- *HERO11 Black* launched in 2022, featuring our GP2 processor, a larger sensor and HyperSmooth 5.0 image stabilization. The larger sensor provides 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel (MP) photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view. HyperSmooth 5.0 image stabilization includes 360-degree Horizon Lock, which keeps video footage steady. The HERO11 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, TimeWarp 3.0, Night Effects Time Lapse, and a front-facing and rear touch display. The HERO11 Black is cloud connected and can automatically upload recently captured footage and generate a highlight video to the user's GoPro subscription cloud account. We also offer our HERO11 Black Creator Edition which combines the HERO11 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.
- *HERO11 Black Mini* launched in 2022, and has all the power of the HERO11 Black, but is smaller, lighter and simpler with a one-button design. The HERO11 Black Mini includes our GP2 processor, the larger sensor used in our HERO11 Black flagship camera, HyperSmooth 5.0 image stabilization and the Enduro Battery.
- *MAX* is our 360-degree waterproof camera featuring MAX HyperSmooth image stabilization, 360-degree MAX TimeWarp Video, MAX SuperView, PowerPano, built-in mounting, high-quality audio, live streaming, voice control and a front facing touch display. MAX HyperSmooth provides the highest performance video stabilization yet, while MAX SuperView provides the widest field of view ever from a GoPro camera. PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. Our MAX camera features six built-in microphones that allows users to capture immersive 360-degree audio, directional audio for vlogging and the best stereo sound ever from a GoPro.
- *Premium subscription* is a subscription service that includes full access to the video and photo editing features in the new Quik desktop app and Quik mobile app, unlimited cloud storage of GoPro content supporting source video and photo quality, camera replacement and damage protection, cloud storage up to

25 gigabytes (GB) of non-GoPro content, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, gear, mounts and accessories. Our HERO5 Black and newer cameras automatically upload photos and videos to a subscriber's GoPro account at the highest possible quality, while HERO7 Black and newer cameras can access our live-streaming service.

- *Premium+ subscription* launched in February 2024, and is a subscription service that includes all the same features included in our Premium subscription, cloud storage up to 500 GB of non-GoPro content, and HyperSmooth Pro in the Quik desktop app. HyperSmooth Pro offers HyperSmooth Pro stabilization with real time playback, lens correction, batch export, the reframe tool, frame grab and trim tool.

- *Quik subscription* is an important step in expanding our total addressable market to those who value organizing the visual moments of their lives with footage from any phone or camera. Quik subscribers can conveniently share their favorite photos or videos to the Quik mobile app where those special "keeper" photos or videos will be added to a private "Mural" feed within the app. The Quik subscription provides access to a suite of powerful yet simple single-clip and multi-clip editing tools which allows users to edit photos or videos and create cinematic stories to showcase their life moments.

- *Quik desktop app* launched in February 2024, for both Premium+ and Premium subscribers for macOS. Our Quik desktop app brings the speed and convenience of the Quik mobile app to desktop users, but with an expanded list of features and capabilities that take advantage of a desktop computer's processing power and screen size. Quik desktop and Quik mobile apps sync with one another to allow users to transition their projects from one app to the other.

- *Quik mobile app* is a mobile app that provides the primary experience for users of both the Premium and Quik subscriptions and is an integration point for GoPro camera owners into the GoPro software ecosystem. The primary goal of the Quik mobile app is to enable users to get the most out of their favorite photos and videos from any phone or camera. This includes a simplified but powerful experience for offloading, backup, editing, story creation and sharing of user's media.

We also offer a full ecosystem of mountable and wearable accessories. See Products for additional information.

We believe our investments in hardware, cloud, mobile and desktop software solutions have yielded a solid foundational experience for consumers that we will continue to build upon in 2024.

Our strategy

Helping our consumers capture and share their experiences in immersive and exciting ways is at the core of our mission and business. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create, and share engaging personal content with a focus on enabling capture beyond the phone, targeting markets where GoPro can add value, performance, and differentiation. When consumers use our products and services, they often generate and share content that increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our products. We believe revenue growth will be driven by the introduction of new types and categories of cameras, accessories, lifestyle gear, and subscription and service offerings. We also believe new or enhanced camera features drive a replacement cycle among existing users and attract new users. Consumers can choose between numerous channels to purchase our hardware products, which are sold through a global network of retailers and GoPro.com. In addition, consumers may purchase our subscriptions through GoPro.com or via the Quik mobile and desktop apps.

Products

Cameras. We offer a family of flagship cameras, including our cloud connected HERO12 Black, HERO11 Black, HERO11 Black Mini, HERO10 Black, HERO10 Black Bones, HERO9 Black, and MAX cameras. Our HERO12 Black, HERO11 Black, HERO11 Black Mini, HERO10 Black, HERO9 Black, and MAX cameras are durable, waterproof (without a housing), come with select mounting accessories, and have built-in Wi-Fi and Bluetooth technology, that provide connectivity with a mobile device to enable remote control, content viewing, editing, and sharing functionality. Our HERO12 Black, HERO11 Black, HERO11 Black Mini, and HERO10 Black cameras offer 5.3K video at 60 frames per second, our HERO9 Black camera offers 5K video at 30 frames per second, and MAX captures video in 360-degrees at 6K resolution and stitches to 5.6K. All of our current cameras feature multi-language voice and contextual control, image stabilization, a simplified user experience, and the ability to auto-upload photos and videos via Wi-Fi for easy access and editing with our Quik mobile app. HERO11 Black, HERO10 Black, HERO9 Black, and MAX also feature GPS and additional sensors that capture location, elevation, speed and G-force loads.

Mounts and accessories. We offer a wide range of mounts and accessories, either bundled with a camera or sold separately, that enhance the functionality and versatility of our products, and enable consumers to capture their experiences during a variety of activities or moments from different viewpoints. We also produce and sell camera attachments called Mods, which allow users to transform their HERO12, HERO11, HERO10, or HERO9 cameras into a production powerhouse. The Media Mod provides an integrated directional microphone, the Light Mod illuminates a scene and the Display Mod allows users to frame themselves during self-capture. In addition, we offer Max Lens Mod that brings Max HyperSmooth video stabilization and Max SuperView's ultra-wide-angle photo and video to the HERO12, HERO11, HERO10 and HERO9 Black cameras. Other equipment-based mounts include helmet, handlebar, roll bar and tripod mounts. Our 3-way mount is a 3-in-1 mount that can be used as a camera grip, extension arm or tripod, and our floating mounts such as the Handler, and Bite Mount + Floaty, allow our cameras to float in water. We also enable consumers to wear mounts on their bodies with the use of our magnetic swivel clip, wrist housing, chest harness and head strap. Additionally, we offer spare batteries, dive filters and charging accessories, and cables to connect our GoPro cameras to computers, laptops, and television monitors. Our accessories expand the features, versatility, and convenience of our cameras.

Subscriptions. Our Premium+ and Premium subscription offerings provide a range of benefits to our consumers, including a camera protection plan and a platform that enables subscribers to easily access, edit, and share content. The Premium+ and Premium subscriptions also include unlimited cloud storage of GoPro content supporting original GoPro source video and photo quality, access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro cameras, lifestyle gear, mounts, and accessories. Our HERO5 Black and newer cameras automatically upload photos and videos to a subscriber's GoPro account at the highest possible quality, while HERO7 Black and newer cameras can access our live-streaming service. We had 2.5 million subscribers as of December 31, 2023, representing 12% growth year-over-year. We also offer the Quik subscription which is important in expanding our TAM to all those who want to create, edit, and organize the visual moments of their lives. The Quik subscription provides edits that can be applied to single clips, or several clips of an event and can be put together into automated, music-synced videos. Quik subscribers can also conveniently share their favorite photos or videos via the Quik mobile app where those special "keeper" photos or videos will be added to a private "Mural" feed.

Applications. We offer mobile, desktop, and web applications that provide a complete media workflow for archiving, editing, multi-clip story creation, and sharing content on the fly. Our Quik mobile app makes it easy for users to get the most out of their favorite photos and videos no matter which phone or camera is used to capture the footage. Our Quik desktop app offers the speed and convenience of the Quik mobile app to desktop users, but with an expanded list of features and capabilities. Quik desktop and Quik mobile apps sync with one another to allow users to transition projects from one app to the other. Furthermore, by integrating the Quik app editing engine into the GoPro cloud ecosystem, we are now able to offer automatic, behind-the-scenes creation of videos and edits to users without any work on their part.

Lifestyle Gear. We offer a lifestyle gear lineup that melds our signature design and versatility across a line of bags, backpacks. and cases. We also offer an exclusive line of t-shirts, hats, and other soft goods that capture the spirit of the brand.

Seasonality

Historically, we have experienced our highest levels of revenue in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. While we aim to reduce the impact of fourth quarter seasonality on full year performance, timely and effective product introductions and forecasting, whether just prior to the holiday season or otherwise, are critical to our operations and financial performance.

Segment information and geographic data

We operate as one reportable segment. Financial information about geographic areas is presented in Note 10 Concentrations of risk and geographic information, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Research and development

We are passionate about developing new and innovative products that inspire our consumers and enhance our brand. We are constantly innovating to deliver better performance, expanded functionality, and increased convenience to enhance the appeal of our products. We strive to remain a market leader by consistently introducing innovative products, software, and services that offer optimal performance.

We have a user experience-driven approach to product development and our CEO leads product design. By engaging with customers, consumers, and opinion leaders in our core markets around the world, our development team strives to introduce meaningful and empowering new features that expand the versatility and performance of our products. We also benefit from input received from our in-house production team, our sponsored athletes, and our brand advocates that regularly travel the world capturing content using our products. We believe leveraging this input will help refine our existing products and influence future products that give us a competitive advantage.

Our engineering team supports the development of cameras, related mounts and accessories, firmware, and software. Our hardware engineering team is responsible for developing solutions to support the concepts developed by our product team. These solutions include GoPro's custom designed system on chip, which allows our cameras to perform advanced image computation, unparalleled image quality and next-level image stabilization, new image silicon processors, image sensors and lenses, as well as the core algorithms that enable the systems to operate and provide optimal performance and features. Our hardware engineering team also integrates these innovations and firmware into our product designs, and develops our cameras, mounts, and accessories.

Our software engineering team develops applications that enhance the functionality of our products and facilitate the management, editing, sharing, and viewing of content. These applications are being developed for mobile, desktop, and web-based platforms. Our core technologies include rendering engines to enable smooth video playback and editing, algorithms for moment identification, automatic story creation as well as cloud-based media storage, analysis, and playback. Our software engineering team also manages our cloud and web platforms that power our application experiences and direct-to-consumer channel via GoPro.com.

Manufacturing, logistics, and fulfillment

Our products are designed and developed in the United States, France, China, and Romania, and a majority of our manufacturing is outsourced to contract manufacturers located in China and Thailand. We believe that using outsourced manufacturing enables greater scale and flexibility than establishing our own manufacturing facilities. Several key strategic parts are purchased from suppliers by us and then consigned to our manufacturers, while the vast majority of parts are procured directly by our contract manufacturers. Our strategic commodities team manages the pricing and supply of the key components of our cameras, including digital signal processors, sensors and lenses, and we leverage their expertise to achieve competitive pricing on the largest value-add components and leverage our contract manufacturers' volume purchases for best pricing on common parts.

We have third-party facilities in China and Thailand for final pack-out of our finished products. These finished products are shipped to outsourced fulfillment centers in the United States, as well as Hong Kong, Japan, Netherlands, and Singapore that deliver our products to our customers.

Sales channels and customers

We offer our products in over 80 countries through our retail sales channel to retailers and distributors, and through our direct-to-consumer sales channel via GoPro.com. In 2023 and 2022, GoPro.com revenue represented 30% and 38% of our net revenue, respectively, and retail accounted for 70% and 62% of our net revenue, respectively.

Direct sales

We sell directly to most of our retailers in the United States, some of our retailers in Europe and to consumers worldwide through GoPro.com.

Independent specialty retailers. We use a network of location-based independent manufacturer representatives to sell our products to independent specialty retailers in the United States, focused on sports and consumer activity capture markets. Our representatives provide highly personalized service to these retailers, including in-store merchandising, taking orders, and providing clinics to educate retail sales personnel about GoPro products and services. We also have an internal, regionally focused sales team that provides a secondary level of service to both the independent specialty retailers and manufacturer representatives. Independent specialty retailers generally carry our higher end products, targeting their core customers who we believe tend to be early adopters of new technologies. Independent specialty retailers outside of the United States represent a similarly important sales channel for us, and we reach these customers indirectly through our network of international distributors.

Big box retailers. We sell to large retailers with a global or national presence, including Amazon.com, Inc., Best Buy, Inc., Target Corporation, and Walmart, Inc. We support these retailers with a dedicated and experienced sales management team that we believe enables us to reduce channel conflict.

Mid-market retailers. We also sell to retailers with a large regional or national presence, often focused on specific verticals such as consumer electronics, sporting goods, military, hunting and fishing, and motorsports. In the United States, we sell directly to these mid-market retailers through our experienced sales teams assigned to particular accounts and regions.

GoPro.com. We sell our full line of products to consumers worldwide through our online store at GoPro.com, which we market through online and offline advertising. GoPro.com revenue represented 30%, 38%, and 34% of net revenue for 2023, 2022, and 2021, respectively.

Distribution

We sell to approximately 60 distributors who resell our products to retailers in international and domestic markets. We have dedicated sales personnel focused on providing a high level of service to these distributors, including assisting with product mix planning, channel marketing and in-store merchandising, development of marketing materials, order assistance and educating the distributors' sales personnel about GoPro products.

In-store merchandising

Our in-store merchandising strategy focuses on our iconic GoPro-branded, video-enabled point of purchase (POP) merchandising displays located in nearly all retail outlets where our products are sold. These displays showcase GoPro videos and present our product ecosystem in a customer-friendly manner. Our larger retailers help us represent a broader range of GoPro products due to their in-store deployment of our larger and custom POP displays. As of December 31, 2023 and 2022, we had approximately 28,000 and 26,000 POP displays, respectively, in retail outlets worldwide.

Marketing and advertising

Our marketing and advertising programs are focused on engaging consumers by exposing them to compelling GoPro content and educating them about new hardware features, as well as the power of our solutions for software editing (mobile, web and desktop applications) and content management. We believe this approach enhances our brand while demonstrating the performance, durability, and versatility of our products. Our marketing and advertising efforts span a wide range of consumer interests and leverage both traditional consumer marketing and lifestyle marketing strategies.

Consumer marketing. Social media plays an important role in our consumer marketing strategy as an awareness driver and opportunity to engage directly with our community. At the end of 2023, we reached a total of 52.5 million followers across all platforms and our owned content received more than 1.4 billion views. Our consumers capture and share GoPro content on social media platforms including Facebook, Instagram, TikTok, and YouTube. To date, earned content tagged #GoPro on TikTok has reached over 26 billion views. We also integrate user-generated content and GoPro originally produced content into advertising campaigns across various platforms including television, print, online, billboards, and other out-of-home advertising, and at consumer and trade facing events. This content also supports our in-store channel marketing efforts, appearing on our POP displays and other in-store marketing materials. We continue to believe GoPro content remains a significant asset that builds awareness for our brand and products.

Lifestyle marketing. Our lifestyle marketing programs focus on expanding GoPro brand awareness by engaging consumers through relationships with key influencers, event promotions, and other outreach efforts. We cultivate strong relationships with influential athletes, celebrities, entertainers, and brands, all of whom use our products to create and share engaging content with their own fans and consumers.

Competition

The market for cameras is highly competitive and characterized by frequent product introductions and rapid technological advances. We believe the principal competitive factors impacting the market for our products include quality, reliability and user experience, price and performance, design innovation, brand recognition, marketing and distribution capability, service and support, and brand reputation.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as, Samsung Electronics Co. and Sony Corporation and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Arashi Vision Inc. (Insta360), and SZ DJI Technology Co., Ltd. We believe we compete favorably with these companies' products. Our durable and versatile product design facilitates increased functionality and wearability, and we offer a variety of mounts and other accessories that enable a wide range of consumer use cases that are difficult for other competing products to address. Further, we offer many professional-grade features within our camera and 360-degree camera product offerings at attractive consumer price points, including our HyperSmooth 6.0 which is our most advanced stabilization ever and includes in-camera horizon leveling that keeps shots smooth and level, and for our 360 experience, MAX SuperView and PowerPano. MAX SuperView provides the widest field of view ever from a GoPro camera while PowerPano allows users to capture a 6.2mp, 270-degree panoramic photo with the push of a button and creates an artifact-free shot of action or movement. We also provide users with a suite of mobile and desktop applications that enhance the overall GoPro experience. Moreover, we believe we have achieved significant brand recognition in our target vertical markets. We believe our years of experience working with active and influential consumers contributes to our ability to develop attractive products and establishes the authenticity of our brand, thereby differentiating us from current and potential competitors.

Smartphones and tablets with photo and video functionality have significantly displaced the market for traditional camera sales, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our Quik mobile and desktop apps, and subscription and service offerings may not be as compelling a solution as those offered by other companies, such as Apple, Inc. and Google, although the Quik mobile and desktop app supports content from other platforms including content from iOS and Android. It is possible that, in the future, the manufacturers of such devices, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions, including challenging physical environments and waterproof capabilities, or develop products with features similar to ours. In addition, new companies may emerge and offer competitive products directly in our category.

Intellectual property

Intellectual property is an important aspect of our business. Our practice is to seek protection for our intellectual property in the United States and certain jurisdictions globally, as appropriate. To establish and protect our proprietary rights and confidential information, we rely upon a combination of trademark, copyright, patent, trade secrets, and other forms of intellectual property rights, as well as contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements with employees, contract manufacturers,

distributors, and others.

GoPro is a leading innovator that holds a comprehensive portfolio of intellectual property rights. Our trademarks, including "GOPRO," "HERO," and the GoPro logos, among others, are a critical component of the value of our business. We believe the strength of our trademarks, service marks, and trade dress have generated considerable brand loyalty, distinction, and renown among our customers and prospective customers.

GoPro's patent portfolio has been recognized as a leader in the high-tech and electronics industry. Our patents, including utility and design patents, cover innovations that help our customers capture, create, and share their content using our cameras, mounts, accessories, and software. Our patents cover technology and product areas that include cameras, mounts, accessories, digital imaging, image processing, image stabilization, operational firmware and software, post-processing software, mobile, desktop and cloud software, as well as the ornamental aspects of our hardware and software products. As of December 31, 2023, we had approximately 1,427 issued patents and 401 patent applications pending in the United States, and 770 corresponding issued patents and 87 patent applications pending in foreign jurisdictions. Our patents expire at various times, and no single patent or other intellectual property right is solely responsible for protecting GoPro's products, software, and services. GoPro continues to invest in protecting its expanding innovation through ongoing development of its patent portfolio. We continually assess our innovations, including their patentability, and regularly file patent applications to protect our innovations and technologies that come from our research, development, and design.

We take active measures to protect our intellectual property against unauthorized third-party use, including misuse of our patents, copyrights, trademarks, and other proprietary rights. We monitor online marketplaces for infringing, knock-off, or counterfeit products and take action to remove those products. We have and expect to continue to take legal action to enforce our intellectual property and proprietary rights when appropriate.

Despite these protections and efforts, we may be unable to prevent third parties from using our intellectual property without our authorization, challenging the validity of our intellectual property, breaching any nondisclosure or confidentiality agreements with us, or independently developing products that are similar to ours without infringing our intellectual property, particularly in those countries where the laws do not protect our proprietary and intellectual property rights as fully as in the United States.

Human capital

We are continually investing in the engagement and retention of our global workforce by creating an inclusive workplace, providing market-competitive benefits to support our employees' health and well-being, and fostering a learning environment in support of their growth and development. As of December 31, 2023, we employed 930 people.

Diversity and Inclusion

GoPro celebrates diversity and recognizes the value it brings to our work culture and our business. GoPro strives to be a more inclusive, representative, and equitable organization, and to leverage our brand and marketing to champion these values. Through our comprehensive diversity, equity, inclusion, and belonging (DEIB) program, we take a multi-faceted approach to creating a sense of belonging for GoPro employees. We focus on current events, trending topics, and cultural context to provide opportunities for learning and community building. Our goal is to help increase safe spaces and visibility for people with identities that have been historically marginalized and underrepresented. We take a hybrid approach to employee training, utilizing a self-directed individual learning platform with research-backed content in addition to coaching and other manager-led activities. In addition to our mandatory sexual harassment prevention training, we also include modules related to supporting neurodiverse team members, building psychological safety, and helping employees recognize and address unconscious bias. We host virtual discussions on a variety of diversity, equity, and inclusion topics to foster understanding and empathy, champion diverse leadership, and celebrate the contributions that diverse groups bring to us and our community.

When our people thrive, our business thrives. GoPro invests in safe spaces through our Employee Resource Groups (ERGs). ERGs enhance the employee experience and help drive the DEIB strategy by building community and connection, expanding education and awareness, creating opportunities for professional development and providing valuable feedback to our People Team.

Our CEO, Nicholas Woodman, also signed on to the Outdoor CEO Diversity Pledge, committing us to, over the coming years, increase the representation of underrepresented groups in our hiring, marketing, and athlete rosters, as well as sharing our learnings with other outdoor brands as a catalyst for industry change.

Employee Development and Training

We prioritize employee development and training, which we believe has a direct impact on employee growth, engagement and retention. To support managers and individual contributors within the company, we provide training and development opportunities through our online portal, Opportunity Lab. Opportunity Lab enables employees to access virtual instructor-led classrooms or self-directed web-based courses focused on topics such as the importance of using emotional intelligence in difficult times, leading change, understanding employee engagement, feedback and career development planning. We also offer employee development through our Mentorship Program. This program supports the employees' professional development while expanding their network with our senior leaders.

Our leadership development and coaching programs focus on individual leadership growth, building trust and relationships with peers and sharing best practices. We continue to optimize our organizational efficiency and collaboration by providing ongoing training on effective meeting management and building trust. We believe that employee development is a shared responsibility of employee and manager, through both formal and informal methods (e.g., stretch assignments and peer-to-peer learning). Through our Grow Pro Plan program, managers and employees reflect on their individual skills and areas for development, guided by our company competency framework, and by what specific areas the employee would like to develop each year. We have a robust talent calibration and succession planning process to ensure we fill the talent pipeline and identify any skills gaps with development plans.

Corporate and available information

We were originally incorporated as Woodman Labs, Inc. in California and began doing business as GoPro in February 2004. We reincorporated in Delaware in December 2011 and in February 2014, we changed our name to GoPro, Inc. Our principal executive offices are located at 3025 Clearview Way, San Mateo, California 94402, and our telephone number is (650) 332-7600. We completed our initial public offering in July 2014 and our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is not listed nor traded on any stock exchange.

We have registered and applied to register a number of trademarks with the United States Patent and Trademark Office and the trademark offices of other countries including "GOPRO," "HERO" and the GoPro logos. This Annual Report on Form 10-K also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

Our website address is www.gopro.com. Through a link on the Investor Relations section of our website, we make available the following filings as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission (SEC): our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. All such filings are available free of charge. The information posted on our website is not incorporated into this report. The SEC maintains a website that contains reports, proxy and information statements and other information regarding our filings at www.sec.gov.

Item 1A. Risk Factors

You should carefully consider the risks described below and all other information contained in this Annual Report on Form 10-K before making an investment decision. These risks could materially and adversely affect our business, financial condition, and results of operations. The risk factors below do not identify all risks that we face; our operations could also be affected by factors that are not presently known to us or that we currently consider to be immaterial to our operations. In that event, the trading price of our shares may decline, and you may lose part or all of your investment.

Risks related to our business and industry

We may not be able to achieve revenue growth or profitability in the future, and if revenue growth or profitability is achieved, we may not be able to sustain it.

Our cumulative GAAP income from the past three years may not be sustainable in future periods. We may not be able to achieve our forecast, sustain revenue growth or profitability, and our operating results may fluctuate unpredictably. For example, our annual revenue decreased slightly from $1.09 billion in 2022 to $1.01 billion in 2023. In addition, we incurred a net loss of $53.2 million for the full year of 2023 and earned net income of $28.8 million for the full year of 2022. In future periods, sales or revenue could continue to decline, remain flat, or grow more slowly than we expect, or we could be negatively impacted by foreign currency exchange rate fluctuations, which could have a material negative effect on our future operating results. For example, foreign currency exchange rate fluctuations negatively impacted revenue and operating income by $50.4 million in 2022.

Lower levels of revenue, lower product margins or higher levels of operating expenses in future periods may result in losses or limited profitability. We may experience lower levels of revenue, lower product margins or higher levels of operating expenses for a variety of reasons, including, among other factors: ineffective investments in product innovation and development; advertising and marketing; increasing freight rates; shipping delays; increased supply chain costs; impact of currency exchange rates; failure to maintain higher average sales pricing for our cameras; or a recession or other sustained adverse market events that materially impacts consumer purchases of discretionary items, such as our products. For example, in 2023, our margins were negatively impacted by price protection charges, an increase in the volume of sales of our entry-level price point cameras, and a decrease to sales from GoPro.com.

Additionally, we previously implemented company-wide restructurings of our business resulting in a reduction in our global workforce and the elimination of certain open positions, consolidation of certain leased office facilities, as well as the elimination of several high-cost initiatives, in order to focus our resources on cameras, accessories, and subscription and service. We may continue to experience fluctuating revenue, expenses, and profitability for a number of reasons, including other risks described in this Annual Report, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors.

Our goal to grow revenue and be profitable relies upon our ability to grow unit sales, and we may not be successful in doing so.

Our ability to grow revenue and be profitable relies on increasing unit sales. We depend upon maintaining and developing effective sales channels between our retailers, distributors, and direct-to-consumer via GoPro.com.

Our future growth relies, in part, on increasing sales through our current retail partners and distributors, as well as expanding our retail footprint, and building and maintaining strong relationships with retail partners and distributors to promote our brand and to market and sell our products. Slower than forecasted growth or any reduction in sales by our retail and distribution channels could adversely affect our revenue, operating results, and financial condition. We depend on retailers to provide adequate and attractive space for our products and POP displays in their stores and acquiesce to our policies. Due to macroeconomic factors and risk of theft, some retailers carry and display less inventory, which has impacted sales. We further depend on our retailers to employ, educate, and motivate their sales personnel to effectively sell our products. If our retailers do not adequately display our products, choose to reduce the space for our products and POP displays in their stores or locate them in less than premium positioning, or choose not to carry some or all of our products or promote competitors' products over ours or do not effectively explain to customers the advantages of our products, our sales could decrease and our business could be harmed. Increasing retail and distributor sales requires significant investment and resources. For example, we will continue investing in new POP displays and updating existing POP displays for both existing stores and new retailers which we believe will attract, inform consumers, and assist sales personnel to effectively sell our products; however, there can be no assurance that this investment will lead to increased revenue and profit.

Our future growth also relies, in part, on our continued ability to attract consumers to our GoPro.com sales channel, which has and will require significant expenditures in marketing, software development and infrastructure. There can be no assurance that this investment will be successful.

We may not be able to acquire and retain subscribers at all or at historical rates, which could adversely impact our results of operations and our ability to be profitable.

We have experienced continuous growth in our subscription service over the past several years, but we may not be able to sustain such growth in the future. Our revenue growth and profitability are dependent on our ability to continuously attract and retain subscribers, and we cannot be certain that efforts to do so will be successful. Any changes to our subscription offerings, or increases to the offering costs, could have an adverse effect on the success and profitability of our subscription service, attracting new subscribers and retaining existing subscribers. There are many factors that could lead to slowing subscriber growth or a decline in subscribers, including a decline in camera sales, attach rates or retention rates, our failure to introduce new features, benefits, products, or services that customers desire, changes to existing products, services, and pricing that are not favorably received by our customers, or changes in the perceived value of our offerings. For example, part of our subscription growth strategy is dependent on expanding our distribution and retail channels and increasing unit sales which we believe will lead to an increase in subscribers. If the attach rate is less than what we forecasted, particularly the retail attach rate, this could have a negative impact on our overall subscriber growth plans. A decline in subscribers could have an adverse effect on our business, financial condition, and operating results.

An economic downturn or economic uncertainty in the United States and international markets, as well as inflation, market volatility, fluctuations in interest rates or currency exchange rates, may adversely affect consumer spending and demand for our products, which could impact our operating results or financial position.

Factors affecting the level of consumer spending include general market and macroeconomic conditions, geopolitical conditions, regional conflicts, tax rates, inflation, tariffs, fluctuations in foreign exchange rates and interest rates, potential recessions, and other factors such as consumer confidence, the availability and cost of consumer credit, levels of unemployment and a reduction in consumer spending or discretionary income that may affect us more significantly than companies in other industries and companies with more diversified products. For example, if any of the current regional conflicts around the world were to escalate or expand, it could lead to disruption of our supply chain and have a negative impact on consumer discretionary spending.

The majority of our sales occur in United States dollars (U.S. dollar). An increase or decrease in the value of the U.S. dollar against the Euro and other foreign currencies could impact sales of our products, which could have a material impact on our operating results. For example, a strengthening U.S. dollar relative to other currencies could increase the real cost to consumers of our products in those markets outside the United States, which could lower sales and/or cause us to reduce our selling price to retailers and distributors in those markets. If global economic conditions are volatile or deteriorate, consumers may delay or reduce purchases of our products resulting in lower consumer demand for our products such that we may not reach our sales targets. Some product costs have become subject to inflationary pressure, and we may not be able to fully offset such higher costs through price increases; our inability or failure to offset any such higher costs as necessary could harm our business, financial condition, and operating results. Additionally, in the past, certain foreign currencies such as the Euro, Japanese yen and British pound have experienced declines in value relative to the U.S. dollar, which negatively affected our results of operations during the second, third, and fourth quarter of 2022 when compared to the prior year periods, and could negatively impact our results of operations in future periods if the U.S. dollar strengthens relative to foreign currencies.

Moreover, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank (SVB) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (FDIC) as receiver. While we did not hold any cash directly at SVB, we regularly maintain cash balances at third-party financial institutions more than the FDIC insurance limit and there is no guarantee that the federal government would guarantee all depositors if such financial institutions were to fail, as they did with SVB depositors, in the event of further bank closures and continued instability in the global banking system. Any future adverse developments in the global banking system could directly or indirectly negatively impact our results of operations.

To remain competitive and stimulate consumer demand, we must effectively manage product introductions, product transitions, product pricing and marketing.

We believe that we must continually develop and introduce new products, enhance our existing products, anticipate consumer preferences, and effectively stimulate consumer demand for new and upgraded products and services to maintain or increase our revenue. Our products and services are subject to changing consumer preferences that cannot be predicted with certainty and development lead times may make it more difficult for us to respond rapidly to new or changing consumer preferences. The markets for our products and services are characterized by intense competition, evolving distribution models, disruptive technology developments, short product life cycles, customer price sensitivity and frequent product introductions. Additionally, increasing concern over climate change could also result in shifting customer preferences with respect to our products, including reduced demand for our products and services based on their environmental impact, such as recyclability of components or packaging and energy usage required to develop and manufacture our products.

The success of new product introductions, such as the HERO12 Black and HERO12 Black Creator Edition, depends on a number of factors including, but not limited to, timely and successful research and development of next generation systems, pricing, market and consumer acceptance, the ability to successfully identify and originate product trends, effective forecasting and management of product demand, purchase commitments and inventory levels, availability of products in appropriate quantities to meet anticipated demand, ability to obtain timely and adequate delivery of components for our new products from third-party suppliers, management of any changes in major component suppliers, management of manufacturing and supply costs, management of risks and delays associated with new product design and production ramp-up issues, logistics, and the risk that new products may have quality issues or other defects or bugs in the early stages of introduction including testing of new parts and features.

Our research and development efforts are complex and require us to incur substantial expenses to support the development of our next generation cameras, editing applications, and other products and services. Our research and development expenses were $165.7 million, $139.9 million, and $141.5 million for 2023, 2022, and 2021, respectively and we expect that our research and development expenses will continue to be substantial in 2024 as we develop innovative technologies. Unanticipated problems in developing products could divert substantial resources, which may impair our ability to develop new products and enhancements of existing products and could further increase our costs. We may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected. As we continually seek to enhance our products, we will incur additional costs to incorporate new or revised features. We might not be able to, or determine that it is not in our interests to, raise prices to compensate for any additional costs.

Additionally, as a result of the macroeconomic environment, we may not be able to accurately forecast consumer demand and inventory requirements and appropriately manage inventory to meet demand. For example, inflationary pressures may have an impact on consumers' share of wallet or our ability to raise prices. We have, and may in the future, reduce prices to stimulate demand. We offer retroactive price protection to certain of our retailers and distributors. For example, as a result of our May 2023 price drop, we recorded a total price protection charge of $26.7 million in the six months ended June 30, 2023, based on estimated channel inventory levels. If price protection adjustments are higher than expected, our future results of operations could be materially and adversely affected. With respect to management and supply costs, we may be impacted by heightened demand for specialty memory, components and batteries that are not supported by our manufacturing partners. Such supply shortages may affect our ability to manage appropriate supply levels of our products and pricing pressures may negatively affect our gross margins.

In addition, the introduction or announcement of new products or product enhancements may shorten the life cycle of our existing products or reduce demand for our current products, thereby offsetting any benefits of successful product introductions and potentially lead to challenges in managing inventory of existing products.

Additionally, our brand and product marketing efforts are critical to stimulating consumer demand. We market our products globally through a range of advertising and promotional programs and campaigns, including social media. If we do not successfully market our products or invest in the right campaigns or promotions for the right products at the right time, the lack of success or increased costs of promotional programs could have an adverse effect on our business, financial condition, and results of operations.

If our sales fall below our forecasts, especially during the holiday season, our overall financial condition and results of operations could be adversely affected.

Seasonal consumer shopping patterns significantly affect our business. We have traditionally experienced greater revenue in the fourth quarter of each year due to demand related to the holiday season, and in some years, including 2023, greater demand associated with the launch of new products heading into the holiday season. Fourth quarter revenue comprised 29%, 29%, and 34% of our 2023, 2022, and 2021 revenue, respectively. Given the strong seasonal nature of our sales, appropriate forecasting is critical to our operations. We anticipate that this seasonal impact is likely to continue and any shortfalls in expected fourth quarter revenue due to macroeconomic conditions, the inflationary impact on consumers' share of wallet, product release patterns, declines in the effectiveness of our promotional activities or product mix, charges incurred against new products to support promotional activities for such new products, pricing pressures, supply chain disruptions, shipping delays, or for any other reason, could cause our annual results of operations to suffer significantly. For example, during the fourth quarter of 2023, our sell-through fell short of our projections partially due to consumers' expectation of holiday season promotions even after the Thanksgiving Black Friday events. In addition, in the U.S. market, consumer spending shifted away from consumer electronics products in the month of December further impacting our results of operation.

In addition, we typically experience lower revenue in the first half of the year as a percentage of total revenue for the year, as compared to second half revenue. First half revenue comprised 41%, 43%, and 39% of our annual 2023, 2022, and 2021 revenue, respectively.

We rely on third-party suppliers, some of which are sole-source suppliers, to provide services and components for our products which may lead to supply shortages and other services, long lead times for components, and supply changes, any of which could disrupt our supply chain or our operations and may increase our costs.

Our ability to meet customer demand depends, in part, on our ability to obtain timely and adequate delivery of components for our products. We do not have internal manufacturing capabilities and rely on several contract manufacturers, located in China and Thailand, to manufacture our products. All of the components that go into the manufacturing of our cameras and accessories are sourced from third-party suppliers. We do not control our contract manufacturers or suppliers, including their capacity, bandwidth, or costs of their labor, environmental or other practices.

Some of the key components used to manufacture our products come from a limited or single source of supply, or by a supplier that could potentially become a competitor. Our contract manufacturers generally purchase these components on our behalf from approved suppliers. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules, and such lead times could increase as a result of shipping disruptions, global conflicts, including any escalations or expansions of those conflicts, or other factors. We have in the past experienced and may in the future experience component shortages, and the availability of these components may be unpredictable, including as a result of global conflict and pandemics.

If we lose access to components from a particular supplier or experience a significant disruption in the supply of products and components from a current supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to meet our development requirements or to fill our orders in a timely or cost-effective manner.

We also rely on third-party distribution facilities and logistics operators for substantially all of our product distribution to distributors, retailers, and to consumers. Our distribution facilities include computer controlled and automated equipment, which means their operations may be vulnerable to computer viruses or other security risks, the proper operation of software and hardware, electronic or power interruptions or other system failures.

Our reliance on single source, or a small number of suppliers, involves a number of additional risks, including risks related to supplier capacity constraints, component availability, price increases, timely delivery, component quality, failure of a key supplier to remain in business and adjust to market conditions, delays in, or the inability to execute on, a supplier roadmap for components and technologies, and natural disasters, fire, acts of terrorism, global conflicts, pandemics or other catastrophic events.

In particular, for our camera designs we incorporate system on chips, sensors, lens, batteries and memory solutions that critically impact the performance of our products. These components have unique design and performance profiles, and as a result, it is not commercially practical to support multiple sources for these components for our products. For example, we incorporate the GP1 system on chip in our MAX camera as well as our HERO9 Black camera and the GP2 system on chip in our HERO12 Black, HERO11 Black, HERO11 Black Mini, HERO10 Black, and HERO10 Black Bones cameras and rely on a single source for GP1 and GP2, and we are subject to price increases for those components. Costs for the components that comprise GP1 and GP2 could continue to increase even as prices for commodity components decline.

Additionally, we rely on third parties to provide software and enterprise services. For example, we host our software applications and firmware upgrades for our cameras using Amazon Web Services (AWS). A prolonged AWS service disruption affecting our subscription products would negatively impact our ability to serve our consumers and could damage our reputation with current and potential consumers, expose us to liability, cause us to lose consumers, or otherwise harm our business. In the event that our AWS service agreements are terminated, or there is a lapse of service, elimination of AWS services or features that we use, interruption of internet service provider connectivity, or damage to such facilities, we could experience interruptions in access to our subscription offerings as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our solutions for deployment on a different cloud infrastructure service provider, which could materially adversely affect our business, results of operations and financial condition.

If we do not successfully coordinate or if we encounter issues with our manufacturers, suppliers, or supply chain, business, brand, and results of operations could be harmed and we could lose sales.

Our business requires us to coordinate the manufacture and distribution of our products. Our manufacturers and supply chain partners may experience disruptions in their operations due to equipment breakdowns, component or material shortages, labor strikes or shortages, shipping delays, transportation or logistics challenges, natural disasters, cyber-attacks or other cybersecurity incidents, cost increases, pandemics, or other similar problems. If we do not successfully coordinate with our service providers, we may have insufficient supply of products to meet customer demand or face increased or additional costs, and as a result, we could lose sales, and our financial performance may be adversely affected.

The effect of seasonal demand fluctuations on supply chains, transportation costs, fuel costs, labor unrest, natural disasters, global conflicts, regional or global pandemics, and other adverse effects on our ability, timing and cost of delivering products can increase our inventory, decrease our margins, adversely affect our relations with distributors and other customers and otherwise adversely affect our results of operations and financial condition.

Environmental regulations or changes in the supply, demand or available sources of natural resources may affect the availability and cost of goods and services necessary to run our business. We require our contract manufacturers and suppliers to comply with our formal supplier code of conduct and relevant standards and periodically conduct audits of our contract manufacturers' and suppliers' compliance with our code of conduct, applicable laws and good industry practices. However, these audits may not be frequent or thorough enough to detect non-compliance. Deliberate violations of labor, environmental or other laws by our contract manufacturers or suppliers, or a failure of these parties to follow ethical business practices, could lead to negative publicity and harm our reputation or brand.

As a company engaged in manufacturing and distribution, we are subject to the risks inherent in such activities, including disruptions or delays in supply chain. For example, during the course of the COVID-19 pandemic and as a result of governmental responses to the COVID-19 pandemic among other macroeconomic factors, certain of our suppliers and manufacturers experienced disruptions, resulting in supply shortages and costs increases, staffing shortages, manufacturing facility closures, and similar disruptions could occur in the future. Any increases in the costs of goods and services for our business may also adversely affect our profit margins particularly if we

are unable to achieve higher price increases or otherwise increase cost or operational efficiencies to offset the higher costs.

Our future growth depends, in part, on further penetrating our total addressable market, and we may not be successful in doing so.

Historically, the majority of our growth has been fueled by the adoption of our products by people looking to self-capture images of themselves participating in exciting physical activities and our subscription products help those people create compelling edits to share with friends, family and followers. We believe that our future growth depends on continuing to reach and expand our core community of customers of our products and services, followers, and fans, and then utilizing that energized community as brand ambassadors to an extended community.

We may not be able to expand our subscription and service offerings and cannot be certain that these efforts will be successful, and as a result, we may not be able to increase our total addressable market, revenue, or operating profit. We may not be able to expand our market, revenue and gross margin through this strategy on a timely basis, or at all, or recognize the benefits of our investments in this strategy, and we may not be successful in providing tools that our users adopt or believe are easy to use, which will negatively affect our future growth.

Our growth also depends on expanding the market with new capture perspectives with our 360-degree camera, MAX, our FPV (first person view) lightweight camera HERO10 Black Bones, and our all-in-one vlogging and filmmaking offerings, HERO12 Black Creator Edition and HERO11 Black Creator Edition, which are initiatives in highly competitive markets, and by adding versatility to our products with expansion mods for HERO12 Black, HERO11 Black, HERO10 Black, and HERO9 Black. We cannot be assured that we will be successful in expanding the market with new capture perspectives or by adding new versatility to our products. If we are not successful in penetrating additional markets, we might not be able to grow our revenue and we may not recognize benefits from our investment in new areas.

We depend on sales of our cameras, mounts, and accessories for substantially all of our revenue, and any decrease in the sales or change in sales mix of these products could harm our business.

We expect to derive the majority of our revenue from sales of cameras, mounts and accessories for the foreseeable future and an increasing amount of revenue attributable from our subscription and service. A decline in the price or unit demand for these products, whether due to a shift in our sales channel strategy, or macroeconomic conditions, including variable tariff rates, competition or otherwise, or our inability to increase sales of higher price point products, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product lines and services. In particular, a decline in the price or unit demand of our HERO camera line or MAX camera, or our inability to increase sales of these products, could materially harm our business and operating results. Further, any delays or issues with our new product launches could have a material adverse effect on our business, financial condition, and results of operations.

We face substantial risks related to inventory, purchase commitments, and long-lived assets, and we could incur material charges related to these items that adversely affect our operating results.

To ensure adequate inventory supply and meet the demands of our retailers and distributors, we must forecast inventory needs and place orders with our contract manufacturers and component suppliers based on our estimates of future demand for particular products as well as accurately track the level of product inventory in the channel to ensure we are not in an over or under supply situation. To the extent we discontinue the manufacturing and sales of any products or services, we must manage the inventory liquidation, supplier commitments and customer expectations.

No assurance can be given that we will not incur additional charges in future periods related to our inventory management or that we will accurately forecast sales in a future period. Our ability to accurately forecast demand for our products is affected by many factors, including product introductions by us and our competitors, channel inventory levels, unanticipated changes in general market demand, macroeconomic conditions, including inflation or recession, and consumer confidence. If we do not accurately forecast customer demand for our products, we may in future periods be unable to meet consumer, retailer, or distributor demand for our products, or may be

required to incur higher costs to secure the necessary production capacity and components, and our business and operating results could be adversely affected.

Security and data breaches and cyber-attacks could disrupt our web platform, products, services, internal operations, information technology systems, or those of our strategic partners, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation, and cause our stock price to decline significantly.

We are dependent on information systems to develop our products and services, process transactions, manage our supply chain and inventory, ship goods on a timely basis, maintain cost-efficient operations, complete timely and accurate financial reporting, operate GoPro.com, and respond to customer inquiries. Cyber-attacks may threaten our information systems and are increasing in their frequency, sophistication, and maleficence, and have become increasingly difficult to detect. As artificial intelligence capabilities improve and are increasingly adopted, we may see cyber-attacks utilizing or exploiting artificial intelligence. Despite the implementation of security measures designed to protect against such threats, our information technology systems, and those of our strategic partners and third parties on whom we rely, are vulnerable to cyber-attacks, security breaches, computer viruses damage, unauthorized access, natural disasters, terrorism, theft or exposure of confidential data, war and other acts of foreign governments, and failures of telecommunication, electrical and other critical systems.

Our products, services and operating systems may contain unknown security vulnerabilities. For example, the firmware and software that are installed on our products may be susceptible to hacking or misuse, or we may experience disruptions to our GoPro.com platform. In addition, we offer a comprehensive online cloud management service through our subscription offerings. If malicious actors compromise our products and services, including without limitation hacking or breach of such products and services, our business and our reputation will be harmed.

In the ordinary course of our business, we electronically collect, use and store sensitive data, including our intellectual property, our proprietary business information and that of our customers and suppliers, and personally identifiable information of our customers and employees. We collect, use and store user data uploaded by users through the GoPro cloud, mobile and desktop apps and through certain marketing activities. For all of the foregoing, we collect, use and store that information in our or our third-party providers' systems. These systems may be targets of attacks, malware, viruses or phishing attempts by cyber criminals or other wrongdoers seeking to steal our users' content or data, or our customers' information for financial gain or to harm our business operations or reputation.

Any security breach, unauthorized access or usage, or similar breach or disruption of our systems, or the systems of third parties on which we rely including web hosting services, billing and payment processing, or software could result in a disruption to our business or the loss of confidential information, costly investigations, remediation efforts and costly notification to affected consumers. If such content were accessed by unauthorized third parties or deleted inadvertently by us or third parties, our brand and reputation could be adversely affected. Cyber-attacks could also adversely affect our operating results, consume internal resources and result in litigation or potential liability for us and otherwise harm our business and our reputation.

While we maintain industry standard cybersecurity insurance, our insurance may be insufficient for a particular incident or may not cover all liabilities incurred by any such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, litigation to pursue claims under our insurance policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, reputation, operating results and financial condition. Moreover, many of our employees, service providers and third parties work more frequently on a remote or hybrid arrangement basis, which may also result in heightened risks related to consumer privacy, network security and fraud. System disruptions, failures, and slowdowns, whether caused by cyber-attacks, update failures or other causes, could affect our financial systems and operations. This could cause delays in our supply chain or cause information, including data related to customer orders, to be lost or

delayed which could result in delays in the delivery of merchandise to our stores and to customers, or lost sales, especially if the disruption or slowdown occurred during our quarters of peak demand.

Further, on July 26, 2023, the SEC adopted new cybersecurity disclosure rules for public companies that require disclosure regarding cybersecurity risk management (including our board of director's role in overseeing cybersecurity risks, management's role and expertise in assessing and managing cybersecurity risks, and processes for assessing, identifying and managing cybersecurity risks) in annual reports on Form 10-K. The new cybersecurity disclosure rules also require the disclosure of material cybersecurity incidents by Form 8-K within four business days of determining that an incident is material. We are subject to such annual report disclosure requirements starting with this Annual Report and we have been subject to such Form 8-K disclosure requirements since December 18, 2023. Complying with these new cybersecurity disclosure obligations, or any additional new disclosure requirements that may apply to us in the future, could cause us to incur substantial costs and could increase negative publicity surrounding any incident that we are required to disclose.

Our international operations account for a significant portion of our revenue and operating expenses and are subject to challenges and risks. Adverse developments in global economic or geopolitical conditions, or the occurrence of other world events, could materially adversely affect our revenue and results of operations.

Revenue from outside the United States comprised 61%, 59%, and 55% of our revenue in 2023, 2022, and 2021, respectively, and we expect international revenue to continue to be significant in the future. Further, we currently have foreign operations in Australia, China, France, Germany, Hong Kong, Japan, Netherlands, Philippines, Romania, the United Kingdom (U.K.) and a number of other countries in Europe and Asia. Operating in foreign countries requires significant resources and considerable management attention, and we may enter new geographic markets where we have limited or no experience in marketing, selling, and deploying our products. International expansion has required and will continue to require us to invest significant funds and other resources and we cannot be assured our efforts will be successful. International sales and operations may be subject to risks such as:

- difficulties in staffing and managing foreign operations;
- burdens of complying with a wide variety of laws and regulations, including environmental, packaging and labeling laws or regulations, which can change based on new political conditions;
- delays or disruptions in our supply chain;
- adverse tax effects and foreign exchange controls making it difficult to repatriate earnings and cash;
- changes to the taxation of undistributed foreign earnings;
- the effect of foreign currency exchange rates and interest rates, including any fluctuations caused by, inflation, recessionary concerns, or the strengthening of the U.S. dollar relative to the foreign currencies in which we conduct business;
- political conditions, economic instability, geopolitical turmoil, civil disturbances, or social unrest in a specific country or region in which we operate, which could have an adverse impact on our operations in that location, for example, the effects of China-Taiwan relations or conflict in the Middle East;
- organized crime activity;
- terrorist activities, acts of war, natural disasters, and pandemics;
- wars and global conflicts, including the ongoing conflicts around the world;
- quarantines or other disruptions to our operations resulting from pandemics or other widespread public health problems;
- trade restrictions;
- the effects of climate change;
- differing employment practices and laws and labor disruptions;

- the imposition of government controls;

- lesser degrees of intellectual property protection;

- tariffs and customs duties and the classifications of our goods by applicable governmental bodies;

- political instability, including the occurrence of a temporary federal government shutdown;

- a legal system subject to undue influence or corruption; and

- a business culture in which illegal sales practices may be prevalent.

The occurrence of any of these risks could negatively affect our international business and consequently our business, operating results, and financial condition.

We depend on key personnel and qualified personnel to operate our business. If we are unable to attract, engage and retain qualified personnel, our ability to develop, transform and successfully operate our business could be harmed.

We believe that our future success is highly dependent on the contributions of our CEO and our executive officers, as well as our ability to attract and retain highly skilled and experienced research and development and other personnel in the United States and abroad. All of our employees, including our executive officers, are free to terminate their employment relationship with us at any time, and their knowledge of our business and industry may be difficult to replace.

We previously implemented restructuring actions to reduce our operating expenses. Our past restructuring actions and any future restructuring actions could have an adverse effect on our business as a result of decreases in employee morale and the failure to meet operational targets due to the loss of employees. If key employees leave, we may not be able to fully integrate new personnel or replicate the prior working relationships, and our operations could suffer as a result.

Qualified individuals are in high demand, and we may incur significant costs to attract and retain them, including circumstances beyond our control such as increased wages due to inflation, increasing competition among employers in the prevailing labor market, and labor market constraints. We have limited control over these factors. Competition for qualified personnel globally is challenging. In particular, we compete with many other companies for skilled positions, and we may not be successful in attracting and retaining the professionals we need. While we utilize competitive salary, bonus, and long-term incentive packages to recruit new employees, many of the companies with which we compete for experienced personnel also have greater resources to do so.

We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

Further, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Fluctuations in the price of our Class A common stock may make it more difficult or costly to use equity compensation to motivate, incentivize and retain our employees. For example, during the year of 2023, our closing stock price ranged from a high of $6.46 in the first quarter to a low of $2.43 in the fourth quarter. If we are unable to attract and retain highly skilled personnel, we may not be able to achieve our strategic objectives, and our business, financial condition and operating results could be adversely affected.

Our gross margin can vary significantly depending on multiple factors, which can result in unanticipated fluctuations in our operating results.

Our gross margin can vary due to consumer demand, competition, product pricing, product lifecycle, product mix, new product introductions, GoPro.com sales mix, subscription activation, renewals, and cancellations, commodity costs, supply chain, logistics costs and shipping costs, currency exchange rates, trade policy and tariffs, and the complexity and functionality of new product innovations and other factors. For example, our gross margin was 32.2%, 37.2%, and 41.1% for 2023, 2022, and 2021, respectively. In particular, if we are not able to introduce new products in a timely manner at the product cost we expect, if consumer demand for our products is less than we anticipate, if cancellation rates for our subscription offerings are higher than expected or if there are product pricing, marketing and other initiatives by our competitors to which we need to react or that are initiated by us to drive sales that lower our margins, then our overall gross margin will be less than we project.

As we innovate with new products, we may have lower gross margins that do not deliver a sufficient return on investment. In addition, depending on competition or consumer preferences, we may face higher up-front investments in development to compete or market our products, and increased inventory write-offs. If we are unable to offset these potentially lower margins by enhancing the margins in our product categories, our profitability may be adversely affected.

The impact of these factors on gross margin can create unanticipated fluctuations in our operating results, which may cause volatility in the price of our shares.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can. New entrants also enter the digital imaging market category from time-to-time. These market factors could result in a loss of our market share and a decrease in our revenue and profitability.

The digital imaging market is highly competitive. Further, competition has intensified in digital imaging as new market entrants and existing competitors have introduced new products and more competitive offerings into our markets. Increased competition, tariffs, and changing consumer preferences may result in pricing pressures, reduced profit margins and may impede our ability to continue to increase the sales of our products or cause us to lose market share, any of which could substantially harm our business and results of operations.

We compete against established, well-known camera manufacturers such as Canon Inc. and Nikon Corporation, as well as large, diversified electronics companies such as Samsung Electronics Co. and Sony Corporation, and specialty companies such as Garmin Ltd., the Ricoh Company, Ltd., Arashi Vision Inc. (Insta360), and SZ DJI Technology Co., Ltd. Many of our competitors have substantial market share, diversified product lines, well-established supply and distribution systems, strong worldwide brand recognition and greater financial, marketing, research and development and other resources than we do. Additionally, many of our existing and potential competitors enjoy substantial competitive advantages, such as longer operating histories, the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products, broader distribution and established relationships with channel partners or vertically integrated business units, access to larger established customer bases, greater resources to make acquisitions, larger intellectual property portfolios, and the ability to bundle competitive offerings with other products and services. Further, new companies may emerge and offer competitive products directly in our category. Certain companies have developed cameras designed and packaged to appear similar to our products, which may confuse consumers or distract consumers from purchasing GoPro products.

Moreover, smartphones and tablets with photo and video functionality have significantly displaced the market for traditional cameras, and the makers of those devices also have mobile and other content editing applications and storage for content captured with those devices. Our desktop and mobile apps, and subscription offerings may not be as compelling as those offered by other companies, such as Apple, Adobe, or Google, although the mobile application supports content from other platforms including content from iOS and Android. Manufacturers of smartphones and tablets, such as Apple, Google, and Samsung, may continue to design their products for use in a range of conditions similar to our products, including in challenging physical environments and with waterproof capabilities, or develop products with features similar to ours. We rely in part on application marketplaces, such as the Apple App Store and Google Play, to distribute our mobile and desktop apps. Apple and Google may raise commissions, change or modify rules or functionality for apps on the marketplaces, or make access to our apps more difficult, which could adversely impact our business and results of operations.

Adverse changes to trade agreements, trade policies, tariffs and import/export regulations may have a negative effect on our business and results of operations.

The United States and other countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, tariff levels, or export or other licensing requirements. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products, including components and materials,

available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations. We are dependent on international trade agreements and regulations. If the United States were to withdraw from or materially modify certain international trade agreements, our business and operating results could be materially and adversely affected.

We do not have internal manufacturing capabilities and rely on several contract manufacturers, including component vendors, located in China, Thailand and in other countries to manufacture our products. Our contract manufacturer locations expose us to risks associated with doing business globally, including risks related to changes in tariffs or other export and import restrictions, and increased security costs. Additionally, the current United States administration continues to signal that it may continue to alter global trade agreements and terms. For example, the United States imposed additional tariffs on imports from China and continues to potentially impose other restrictions on exports from China to the United States. Any announcement by the United States Trade Representative (USTR) to impose tariffs on GoPro products could have a material adverse effect on our United States bound production, business, and results of our United States operations. If these duties are imposed on our products, we may be required to raise our prices, which may result in the loss of customers and harm our business and results of operations, or we may choose to pay for these tariffs without raising prices which may negatively impact our results of operations and profitability. Sales of our products in China are material to our business and represent a significant portion of our revenue. This revenue stream from China is at risk in the event China imposes retaliatory tariffs impacting in-bound sales of our products or imposes any other export restrictions on our products.

We continue to monitor manufacturing capabilities outside of China and currently manufacture certain cameras in Thailand to mitigate risks of additional tariffs, duties or other restrictions on our products destined for the United States and may choose to transition more manufacturing outside of China.

If we fail to manage our operating expenses effectively, our financial performance may suffer.

Our success will depend in part upon our ability to effectively manage our operating expenses, including but not limited to, our cash management. We incurred an operating loss in 2023, and we generated operating income for the full year of 2022 and 2021. As of December 31, 2023, we had an accumulated deficit of $249.3 million. We have implemented global reductions-in-force and other restructuring actions to reduce our operating expenses. However, we may not realize the cost savings expected from our cost reduction actions.

We will need to continue to maintain and improve our operational, financial and management controls, reporting processes and procedures, and financial and business information systems. We are also investing in areas we believe will grow revenue and our operating expenses might increase as a result of these investments. If we are unable to operate efficiently and manage our costs, we may continue to incur significant losses in the future and may not be able to maintain or achieve profitability.

A small number of retailers and distributors account for a substantial portion of our revenue, and if our relationships with any of these retailers or distributors were to be terminated or the level of business with them significantly reduced, our business could be harmed.

Our ten largest third-party customers, measured by the revenue we derive from them, accounted for 44%, 41% and 46% of our revenue in 2023, 2022, and 2021 respectively. One retailer accounted for 10%, 8% and 11% of our revenue for 2023, 2022, and 2021 respectively. The loss of a small number of our large customers, or the reduction in business with one or more of our large customers, could have a significant adverse effect on our operating results. In addition, we may choose to temporarily or permanently stop shipping product to customers who do not follow the policies and guidelines in our sales agreements, which could have a material negative effect on our revenues and operating results. Our sales agreements with these large customers do not require them to purchase any meaningful amount of our products annually and we grant limited rights to return product to some of these large customers.

Our success depends on our ability to maintain the value and reputation of our brand.

Our success depends on the value and reputation of our brand, including our primary trademarks "GOPRO," "HERO," and the GoPro logos. The GoPro brand is integral to the growth of our business and expansion into new

markets. Maintaining, promoting and positioning our brand will largely depend on the success of our marketing and merchandising efforts, including through establishing relationships with high profile sporting and entertainment events, venues, sports leagues and sports associations, athletes and celebrity personalities, our ability to provide consistent, high quality products and services, and our consumers' satisfaction with the technical support and software updates we provide, each of which requires significant expenditures. Failure to grow and maintain our brand, launch new products on schedule and free of defects or negative publicity related to our products, our consumers' user-generated content, the athletes we sponsor, the celebrities we are associated with, or the labor policies of any of our suppliers or manufacturers could adversely affect our brand, business and operating results. Maintaining and enhancing our brand also requires substantial financial investments, although there is no guarantee that these investments will increase sales of our products or positively affect our operating results.

Consumers may be injured while engaging in activities with our products, and we may be exposed to claims, or regulations could be imposed, which could adversely affect our brand, operating results, and financial condition.

Consumers use our cameras, and their associated mounts and accessories to self-capture their participation in a wide variety of physical activities, including extreme sports, which in many cases carry the risk of significant injury or death. We may be subject to claims that users have been injured or harmed while using our products, including false claims or erroneous reports relating to safety, security, or privacy issues. Although we maintain insurance to help protect us from the risk of such claims, such insurance may not be sufficient or may not apply to all situations. Similarly, proprietors of establishments at which consumers engage in challenging physical activities could seek to ban the use of our products in their facilities to limit their own liability. In addition, if lawmakers or governmental agencies were to determine that the use of our products increased the risk of injury or harm to all or a subset of our users or should otherwise be restricted to protect consumers, they may pass laws or adopt regulations that limit the use of our products or increase our liability associated with the use of our products. Any of these events could adversely affect our brand, operating results, and financial condition.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater returns from retailers and customers than expected, which could harm our business and operating results.

We generally provide a 12-month warranty on all of our cameras, except in the European Union (the EU), where we provide a two-year warranty. For certain mounts and accessories, where permitted, we provide a lifetime or limited lifetime warranty. The occurrence of any material defects in our products could make us liable for damages and warranty claims in excess of our current reserves. In addition, we could incur significant costs to correct any defects, warranty claims or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease retailer, distributor and consumer confidence and demand, and adversely affect our operating results and financial condition. Additionally, if defects are not discovered until after consumers purchase our products, they could lose confidence in the technical attributes of our products and our business could be harmed. Also, while our warranty is limited to repairs or returns and replacement, warranty claims may result in litigation, the occurrence of which could adversely affect our business and operating results. Based on our historical experience with our camera products, we have an established methodology for estimating warranty liabilities with respect to cameras and accessories; however, this methodology may not accurately predict future rates of warranty claims.

We may grow our business in part through acquisitions, joint ventures, investments, and partnerships, which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

We have completed several acquisitions, and recently announced our intent to acquire an Australian based company that is expected to close in Q1 of 2024, subject to customary closing conditions. We may evaluate additional acquisitions, partnerships, or joint ventures with, or strategic investments in, other companies, products or technologies that we believe are complementary to our business. Negotiating these transactions can be time-consuming, difficult, and expensive, and our ability to close these transactions may be subject to third-party or government approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of acquired companies, particularly if the key personnel of the acquired business choose not to work for us, or we have difficulty retaining the customers of any acquired business, the revenue and operating results of the combined company could be adversely affected. Acquisitions may disrupt our ongoing operations, divert management from their primary responsibilities, subject us to additional liabilities, increase our expenses and adversely affect our business, financial condition, operating results, and cash flows. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate, including estimates of accounting charges. We have recorded significant goodwill and intangible assets in connection with our acquisitions, and in the future, if our acquisitions do not yield expected revenue, or if other factors negatively impact the fair value of our recorded goodwill or intangible assets, we may be required to take material non-cash impairment charges that could adversely affect our results of operations.

We may have to pay cash, incur debt, or issue equity securities to enter into any such acquisition, joint venture, strategic alliances or partnership, which could affect our financial condition or the value of our capital stock. Furthermore, acquisitions may require large one-time charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expense and the recording and subsequent amortization or impairments of amounts related to certain purchased intangible assets, any of which could negatively affect our future results of operations. We cannot assure investors that the anticipated benefits of any acquisition or investment will be realized.

We review goodwill for impairment at least annually or more frequently if indicators of impairment arise, and should market conditions or macroeconomic conditions continue to deteriorate, including a rise in inflationary pressures and interest rates, a sustained decline in our share price, or a decline in our results of operations, the result of such review may indicate a decline in the fair value of goodwill resulting in an impairment charge. In the event we are required to record a non-cash impairment charge to our goodwill, other intangibles, and/or long-lived assets, such non-cash charge could have a material adverse effect on our business, financial condition, and results of operations in the reporting period in which we record the charge.

Catastrophic events or political instability could disrupt and cause harm to our business.

Our headquarters are located in the San Francisco Bay Area of California, an area susceptible to earthquakes. A major earthquake or other natural disaster, fire, threat of fire, act of terrorism, public health issues or other catastrophic event in California or elsewhere that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and, as a result, our future operating results could be harmed. Our key manufacturing, supply and distribution partners have global operations in, among other countries, China, Thailand, Hong Kong, Japan, Mexico, Netherlands, Singapore, Taiwan, and the United States. Political instability, global conflicts, public health issues, crises, pandemics, or other catastrophic events in any of those countries, including as a result of climate change, could adversely affect our business in the future, our financial condition and operating results.

Our aspirations and disclosures related to Corporate Social Responsibility (CSR) matters, as well as increased scrutiny and expectations from investors and others regarding Environmental, Social, and Governance (ESG), could result in additional costs and/or risks, which may adversely affect our business, financial condition and results of operations, reputation, and stock price performance.

There is an increasing focus from certain investors, regulators, employees, customers, and other stakeholders concerning ESG matters. Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our ESG-related policies and actions are inadequate. The growing investor demand for measurement of non-financial performance is addressed by third-party providers of sustainability assessment and ESG ratings on companies. The criteria by which our ESG practices are assessed may change due to the constant evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we elect not to or are unable to satisfy such new criteria, investors and other stakeholders may conclude that our ESG-related policies and/or actions with respect to corporate social responsibility are inadequate. There have also been increasing allegations of greenwashing against companies making significant

ESG claims due to a variety of perceived deficiencies in performance. As stakeholder perceptions of sustainability continue to evolve, we may face reputational damage and potential stakeholder engagement and/or litigation in the event that we do not meet the ESG standards set by various constituencies. In addition, there exists certain "anti-ESG" sentiment among some individuals and government institutions, and we may also face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding our ESG initiatives.

In July 2022, we published our Sustainability Snapshot Report to highlight our ongoing efforts to reduce our carbon footprint in our US locations, our commitment to continuing to create a more inclusive, representative, and equitable organization, and our commitment to legal and ethical business practices. In July 2023, we published our 2023 Sustainability Snapshot, sharing our progress on these initiatives. These statements reflect our current plans and aspirations and are not guarantees that we will be able to achieve them. Our ability to achieve any CSR objective is subject to numerous risks, many of which are outside of our control. Examples of such risks include the availability and cost of renewable energy sources, evolving consumer protection and other regulatory laws applicable to CSR matters, the availability of materials and suppliers that can meet our sustainability and other CSR goals, and the availability of funds to invest in ESG initiatives in times where we are seeking to reduce costs. As a result, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope, target and timelines of previously announced ESG initiatives or goals. If we fail to satisfy the expectations of investors, regulators, customers, employees, and other stakeholders, if our initiatives are not executed as planned, or if we fail to implement sufficient oversight or accurately capture and disclose ESG matters, our reputation and business, operating results and financial condition could be adversely impacted.

Standards for tracking and reporting CSR matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting CSR data may be updated and previously reported data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations and other changes in circumstances. Our processes and controls for reporting CSR matters across our operations and supply chain are evolving along with multiple disparate standards for identifying, measuring, and reporting metrics, including CSR-related disclosures pursuant to new voluntary disclosure standards and those that may be required by the SEC and other regulators, and such standards, or interpretation and guidance thereof, may change over time, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future.

Risks related to our Intellectual Property and technology licenses

Our intellectual property and proprietary rights may not adequately protect our products and services, and our business may suffer if third parties infringe our rights.

We own patents, trademarks, copyrights, trade secrets, and other intellectual property (collectively, intellectual property) related to aspects of our products, software, services, and designs. Our commercial success may depend in part on our ability to obtain, maintain and protect these rights in the United States and abroad.

We regularly file patent applications to protect innovations arising from our research, development, and design as we deem appropriate. We may fail to apply for patents on important products, services, technologies, or designs in a timely fashion, or at all. We may not have sufficient intellectual property rights in all countries where unauthorized third-party copying or use of our proprietary technology occurs, and the scope of our intellectual property might be more limited in certain countries. Our existing and future patents may not be sufficient to protect our products, services, technologies, or designs and/or may not prevent others from developing competing products, services, technologies or designs. We cannot predict the validity and enforceability of our patents and other intellectual property with certainty.

We have registered, applied to register, and/or used certain of our trademarks in several jurisdictions worldwide. In some of those jurisdictions, third-party registrations, filings, or common law use exist for the same, similar or otherwise related products or services, which could block the registration of or ability to use our marks. Even if we are able to register our marks, competitors may adopt or file similar marks to ours, seek to cancel our trademark registrations, register domain names that mimic or incorporate our marks, or otherwise infringe upon or harm our trademark rights. Although we police our trademark rights carefully, there can be no assurance that we are aware

of all third-party uses or that we will prevail in enforcing our rights in all such instances. Any of these negative outcomes could affect the strength, value and effectiveness of our brand, as well as our ability to market our products.

We have also registered domain names for websites that we use in our business, such as GoPro.com, as well as social media handles. If we are unable to protect our domain names or social media handles, our brand, business, and operating results could be adversely affected. Domain names or social media handles similar to ours have already been registered in the United States and elsewhere, and we may not be able to prevent third parties from acquiring and using domain names or social media handles that infringe, are similar to, or otherwise decrease the value of, our trademarks. In addition, we might not be able to, or may choose not to, acquire, or maintain trademark registrations, domain names, social media handles or other related rights in certain jurisdictions.

Unauthorized third parties may try to copy or reverse engineer our products, infringe upon or misappropriate our intellectual property, or otherwise gain access to our technology. We may discover unauthorized products in the marketplace that are knock-offs, infringements, or counterfeit reproductions of our products. If we are unable to stop producers or sellers of infringing or counterfeit products, sales of these products could adversely impact our brand and business.

Litigation may be necessary to enforce our intellectual property rights. Initiating infringement proceedings against third parties can be expensive, may take significant time, and may divert management's attention from other business concerns. We may not prevail in litigation to enforce our intellectual property rights against unauthorized use.

We have been, and in the future may be, subject to intellectual property and proprietary rights claims from third parties and may be sued by third parties for alleged infringement.

Third parties, including competitors and non-practicing entities, have made allegations of and brought intellectual property infringement, misappropriation, and other intellectual property rights claims against us, including the matter described in Note 9 Commitments, contingencies, and guarantees in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K. While we will defend ourselves vigorously against any such existing and future legal proceedings, the effort and expense to support such disputes and litigation is considerable and we may not prevail or obtain favorable outcomes against all such allegations, including in the matter described in Note 9 Commitments, contingencies, and guarantees in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We may seek licenses from third parties where appropriate, but they could refuse to grant us a license or demand commercially unreasonable terms. Further, an adverse ruling in an infringement proceeding could force us to suspend or permanently cease the production or sale of products/services, face a temporary or permanent injunction, redesign or rebrand our products/services, pay significant settlement costs, pay third-party license fees or damage awards or give up some of our intellectual property. The occurrence of any of these events may materially and adversely affect our business, financial condition, operating results, or cash flows.

If we are unable to maintain, license, or acquire rights to include intellectual property owned by others in the products, services or content distributed by us, our marketing, sales or future business strategy could be affected, or we could be subject to lawsuits relating to our use of this content.

The distribution of GoPro content helps to market our brand, products, and subscription and service. If we cannot continue to acquire rights to distribute user-generated content or to use and distribute music, athlete and celebrity names and likenesses or other content for our original productions or third-party entertainment distribution channels or for our mobile app, our marketing efforts could be diminished, our sales could be harmed and our future content strategy could be adversely affected. In addition, third-party content providers or owners may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use of or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business may be adversely affected. As a user and distributor of content, we face potential liability for rights of publicity and privacy, as well as copyright, or trademark infringement or other claims based on the nature and content of materials that we distribute. If we are found to violate such third-party rights, then our business may suffer.

We use open-source software in our platform that may subject our technology to general release or require us to re-engineer our solutions, which may harm our business.

We use open-source software in connection with our products and services. From time to time, companies that incorporate open-source software into their products or services have faced claims challenging the ownership of open-source software and/or compliance with open-source license terms. Therefore, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses require users who distribute or make available open-source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open-source code on unfavorable terms or at no cost. While we monitor our use of open-source software and try to ensure that none is used in a manner that would require us to disclose the source code or that would otherwise breach the terms of an open-source agreement, such use could nevertheless occur despite policies and controls that we have in place, and we may be required to publicly release our proprietary source code, pay damages for breach of contract, re-engineer our applications, discontinue sales in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, financial condition or operating results.

In addition to risks related to license requirements, use of open-source software can involve greater risks than those associated with use of third-party commercial software, as open-source licensors generally do not provide warranties, assurances of title, performance, non-infringement, or controls on the origin of the software. There is typically no support available for open-source software, and we cannot assure you that the authors of such open-source software will not abandon further development and maintenance. Open-source software may contain security vulnerabilities, and we may be subject to additional security risk by using open-source software. Many of the risks associated with the use of open-source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have established processes to help alleviate these risks, including a review process for screening requests from our development organizations for the use of open-source software, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our solution.

Risks related to regulatory compliance

We are subject to governmental regulation and other legal obligations, particularly related to privacy, data protection and information security, and our actual or perceived failure to comply with such obligations could adversely affect our business and operating results.

Personal privacy, data protection and information security are significant issues in the United States and the other jurisdictions where we offer our products and services. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, including the United States Federal Trade Commission (FTC) and various state, local and foreign regulators, and agencies. Our agreements with certain customers and business partners may also subject us to certain requirements related to our processing of personal information, including obligations to use industry-standard or reasonable security measures to safeguard personal information.

The United States and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use and storage of personal information of individuals, including end-customers and employees. In the United States, the FTC and many state attorneys general are applying federal and state consumer protection laws to the online collection, use, processing, storage, deletion, and dissemination of personal information. Further, all states have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving personal information.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the EU and other jurisdictions, and we cannot always predict the impact of such future laws, regulations, and standards may have on our business. We expect that existing laws, regulations, and standards may even be interpreted differently or inconsistently relative to each other in the future. California initiated the first wave of state consumer privacy laws by enacting the

California Consumer Privacy Act (the CCPA), as amended by the California Privacy Rights Act (the CPRA), with amended requirements taking effect in 2023 to be followed by additional regulations promulgated by the newly created California Privacy Protection Agency, which is charged with developing new privacy regulations under the CCPA as well as enforcing the CCPA/CPRA. Following California's lead, several other states enacted privacy laws which took effect in 2023, and additional state privacy laws will take effect in 2024. Failure to comply with these new state regulations may result in significant civil penalties, injunctive relief, or statutory or actual damages. Complying with this new privacy legislation may result in additional costs and expenses.

Additionally, many foreign countries and governmental bodies, including Australia, the EU, the U.K., India, Japan, and numerous other jurisdictions in which we operate or conduct our business, have laws and regulations concerning the collection, use, processing, storage, and deletion of personal information obtained from their residents or by businesses operating within their jurisdiction. These laws and regulations often are more restrictive than those in the United States.

For example, in the EU and the U.K., the respective EU or U.K. General Data Protection Regulation (GDPR) imposes more stringent data protection requirements, provides an enforcement authority, and imposes large penalties for noncompliance. If we fail to comply with the respective GDPR or if regulators assert that we have failed to comply with the GDPR, we may be subject to fines of up to 4% of our worldwide annual revenue under EU GDPR requirements and up to 4% of our worldwide annual turnover under the UK's implementation of GDPR.

Among other requirements, both the EU and U.K. GDPR regulates transfers of personal data outside of the EU to countries that have not been found to provide adequate protection to personal data, including the United States, requiring that certain steps are taken to legitimize those transfers. We have undertaken certain efforts to conform transfers of personal data from the EU to the United States and other jurisdictions based on our understanding of current regulatory obligations and the guidance of regulators and data protection authorities. Despite this, we may be unsuccessful in establishing or maintaining conforming means of transferring such data from the European Economic Area or the U.K. particularly as a result of continued legal and legislative activity that has challenged or called into question the legal basis for existing means of data transfers to countries that have not been found to provide adequate protection for personal data. We continue to monitor these regulatory and legal developments.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. It is possible that if our practices are not consistent, or are viewed as not consistent, with legal and regulatory requirements, including changes in laws, regulations and standards or new interpretations or applications of existing laws, regulations and standards, we may become subject to audits, inquiries, whistleblower complaints, adverse media coverage, investigations, loss of export privileges, fines, awards, penalties, injunctions, judgments, or criminal or civil sanctions, all of which may have a material adverse effect on our business, operating results, reputation, and financial condition.

Future laws, regulations, standards and other obligations, as well as changes in the interpretation of existing laws, regulations, standards and other obligations could impair our ability to collect, use or disclose information relating to individuals, which could decrease demand for our products, require us to restrict our business operations, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies (including ESG-related policies), industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our business and operating results.

We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business and the significance of our international revenue create various domestic and local regulatory challenges and subject us to risks associated with our international operations. The United States Foreign Corrupt Practices Act (FCPA), the United Kingdom Bribery Act 2010 (the U.K. Bribery Act), and similar anti-bribery and anti-corruption laws in other jurisdictions generally prohibit United States based companies and their intermediaries from making improper payments to non-United States officials for the purpose of obtaining or retaining business, directing business to another, or securing a competitive advantage. In addition, United States

public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, United States companies may be held liable for the corrupt actions taken by their directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could have a material adverse effect on our business, reputation, operating results, and financial condition.

We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anti-corruption laws may conflict with local customs and practices. Our global operations require us to import and export to and from several countries, which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition, and results of operations. We cannot be assured that our directors, officers, employees, agents or other strategic or local partners or representatives will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. While we have compliance programs in place, they may not be effective to prevent violations from occurring and our directors, officers, employees, or agents may engage in prohibited conduct, nonetheless. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery or anti-corruption laws (either due to the acts or inadvertence of our employees or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, reputation, operating results and financial condition.

If we fail to comply with regulations relating to environmental and social matters, including the SEC's and conflict minerals disclosure rules, our business, financial condition, operating results, and reputation could be adversely affected.

We are subject to various federal, state, local, and international environmental laws and regulations including laws regulating the manufacture, import, use, discharge, and disposal of hazardous materials, labeling and notice requirements relating to potential consumer exposure to certain chemicals, and laws relating to the collection of and recycling of electrical and electronic equipment and their packaging.

We are also subject to the SEC's conflict minerals rule which requires disclosure by public companies of the origin, source, and chain of custody of specified minerals, known as "conflict minerals", that are necessary to the functionality or production of products manufactured or contracted to be manufactured. We have and will continue to incur costs associated with complying with the rule, such as costs related to sourcing of certain minerals (or derivatives thereof), the determination of the origin, source and chain of custody of the minerals used in our products, the adoption of conflict minerals-related governance policies, processes and controls, and possible changes to products or sources of supply as a result of such activities. Within our supply chain, we may not be able to sufficiently verify the origins of the relevant minerals used in our products through the data collection and due diligence procedures that we implement, which may harm our reputation.

Although we have policies and procedures in place requiring our contract manufacturers and major component suppliers to comply with applicable federal, state, local and international requirements, we cannot confirm that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws (or their interpretation) or if new similar laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

Changes in interpretation of any federal, state, local or international regulation may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with such regulations, or with any similar laws adopted in other jurisdictions. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

We also expect that our products will be affected by new environmental laws and regulations, including but not limited to laws and regulations focused on climate change, on an ongoing basis. Concerns about climate change have driven significant legislative and regulatory changes on a global basis, and there are expected to be

additional changes to the regulations in these areas. These changes could directly increase the cost of energy, which may have an impact on the way we manufacture products or utilize energy to produce our products. We may also become subject to regulations resulting in increased disclosure obligations with respect to climate change, including with respect to our greenhouse gas emissions. In addition, any new regulations or laws in the environmental area might increase the cost of raw materials we use in our products and the cost of compliance, or cause disruptions in the manufacture of our products and result in increased procurement, production, and distribution costs. Our reputation and brand could be harmed if we fail, or are perceived as having failed, to respond responsibly and effectively to changes in legal and regulatory measures adopted to address climate change. We face increasing complexity in our product design and procurement operations as we adjust to new and future requirements relating to the composition of our products, their safe use, the energy consumption associated with those products, climate change laws and regulations, and product repairability, reuse, recallability and take-back legislation. Other regulations in the environmental area may require us to continue to monitor and ensure proper disposal or recycling of our products. Since we operate on a global basis, this is a complex process that requires continual monitoring.

To date, our expenditures for environmental compliance have not had a material effect on our results of operations or cash flows and, although we cannot predict the future effect of such laws or regulations, they will likely result in additional costs and may increase penalties associated with violations or require us to change the content of our products or how they are manufactured, which could have a material adverse effect on our business and financial condition.

In addition, new disclosure standards and rules related to other ESG matters, including with respect to human rights, impact on affected communities, pollution, water stewardship, biodiversity and the circular economy, have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the European Union Corporate Sustainability Reporting Directive became effective in 2023 and applies to both EU and non-EU entities. In October 2023, California adopted new carbon and climate-related reporting requirements for large public and private companies doing business in the state. Further, the SEC is expected to finalize a climate change disclosure proposal in 2024. As the nature, scope, and complexity of ESG reporting, diligence and disclosure requirements expand, significant effort and expenses could be required to comply with the evolving requirements. As our disclosure obligations increase, third parties may make claims or bring litigation relating to those disclosures which may be costly.

We are subject to governmental export and import controls and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The United States and various foreign governments have imposed controls, export license requirements, and restrictions on the import or export of some technologies and products. The U.S. Department of the Treasury's Office of Foreign Assets Control, the Department of Commerce's Bureau of Industry and Security, and U.S. Customs and Border Protection administer regulations that restrict U.S. persons in conducting certain export and import activities, as well as conducting business with or in certain countries, governments, entities, and individuals. Our activities and products are consequently subject to United States import, economic sanctions and export control laws, and exports and imports of our products must be made in compliance with such laws, which are complex and continuously changing. Furthermore, United States export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons, and for specified end uses, that are targeted by United States economic sanctions and export control laws. Even though we have established procedures designed to enable our compliance with United States sanctions and export control laws, and it is our policy not to do business with any countries or customers located in countries targeted by comprehensive U.S. economic sanctions, our products, including our firmware updates, could inadvertently be provided to targets of U.S. economic sanctions and export control laws, or could be provided by our customers to those targets. Any such provision, as well as any other activity or transaction contrary to U.S. economic sanctions and export control laws, could have negative consequences, including government investigations, denial of export privileges, penalties and reputational harm. Our failure to obtain required import or export approval for our products or activities could harm our international and domestic sales and adversely affect our business, revenue and results of operations.

We could also become subject to future enforcement action with respect to compliance with governmental export and import controls and economic sanctions laws that result in penalties, costs, and restrictions on export privileges that could have a material effect on our business and operating results.

Risks related to our need for additional capital

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, or unforeseen circumstances and may determine to engage in equity or debt financings or enter into credit facilities for other reasons. We may not be able to timely secure additional financing on favorable terms, or at all, due to among other things, general macroeconomic conditions, including changes in interest rates, market volatility, and inflation.

Additionally, our current credit facilities contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing obtained by us in the future could involve further restrictive covenants, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, even if we are able to obtain additional financing, we may be required to use such proceeds to repay a portion of our debt.

If we raise additional funds through the issuance of equity or convertible debt or other equity-linked securities, our existing stockholders could suffer significant dilution. If we are unable to obtain adequate financing under our credit facility, or alternative sources, when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited. In the event additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all.

Risks related to ownership of our Class A common stock

Our stock price has been and will likely continue to be volatile.

Since shares of our Class A common stock were sold in our initial public offering in July 2014 at a price of $24.00 per share, our closing stock price has ranged from $2.01 to $93.85 per share through December 31, 2023. Our stock price may fluctuate in response to a number of events and factors, such as quarterly operating results, changes in our financial projections provided to the public or our failure to meet those projections, the public's reaction to our press releases, other public announcements and filings with the SEC, significant transactions, or new features, products or services offered by us or our competitors, changes in our business lines and product lineup, changes in financial estimates and recommendations by securities analysts, media coverage of our business and financial performance, the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us, trends in our industry, any significant change in our management, and general economic conditions. These factors, as well as the volatility of our Class A common stock, could also affect the price of our convertible senior notes.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Price volatility over a given period may cause the average price at which we repurchase our own stock to exceed the stock's price at a given point in time. Volatility in our stock price also affects the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We have been subject to past shareholder class action lawsuits as well as derivative lawsuits and may continue to be a target for such litigation in the future. Securities litigation against us could result in substantial costs and liability and divert our management's attention from other business concerns, which could harm our business. See Note 9 Commitments, contingencies, and guarantees, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for a discussion on legal proceedings.

If we fail to meet expectations related to future growth, profitability, or other market expectations, our stock price may decline significantly, which could have a material adverse effect on investor confidence and employee retention. A sustained decline in our stock price and market capitalization could lead to impairment charges.

The dual class structure of our common stock has the effect of concentrating voting control with our CEO and we cannot predict the effect our dual class structure may have on our stock price or our business.

Our Class B common stock has 10 votes per share, and our Class A common stock has one vote per share. Stockholders who hold shares of Class B common stock hold approximately 68.0% of the voting power of our outstanding capital stock as of December 31, 2023 with Mr. Woodman, our Chairman and CEO, holding approximately 64.9% of the outstanding voting power. Mr. Woodman is able to control all matters submitted to our stockholders, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction. This concentrated control could delay, defer, or prevent a change of control, merger, consolidation, or sale of all or substantially all of our assets that our other stockholders support, or conversely this concentrated control could result in the consummation of such a transaction that our other stockholders do not support. This concentrated control could also discourage a potential investor from acquiring our Class A common stock due to the limited voting power of such stock relative to the Class B common stock and might harm the trading price of our Class A common stock.

In addition, we cannot predict whether our dual class structure, combined with the concentrated control by Mr. Woodman, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers, including FTSE Russell and S&P Dow Jones, previously announced restrictions on including companies with multiple-class share structures in certain of their indexes that were then reversed. Because of our dual class structure, we may be excluded from these indexes in the future if new restrictions are announced, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

Delaware law and provisions in our restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders.

In addition, our restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors, limit attempts by our stockholders to replace or remove our current management, limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees, limit the market price of our Class A common stock or otherwise adversely affect the rights of the holders of our Class A and Class B common stock. Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law (DGCL), our restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Risks related to our indebtedness and capped call transactions

We have indebtedness in the form of convertible senior notes.

In November 2020, we completed an offering of $143.8 million aggregate principal amount of 1.25% convertible senior notes due 2025 (2025 Notes). In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes for $46.3 million in cash. As a result, we now have $93.8 million in aggregate principal amount of indebtedness, the principal amount of which we may be required to pay at maturity in 2025.

Holders of the remaining 2025 Notes will have the right to require us to repurchase their 2025 Notes upon the occurrence of a fundamental change at a purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased, plus accrued and unpaid interest, if any. In addition, the indentures for the 2025 Notes provide that we are required to repay amounts due under such indenture in the event that there is an event of default for the 2025 Notes that results in the principal, premium, if any, and interest, if any, becoming due prior to the maturity of the 2025 Notes. There can be no assurance that we will be able to repay our indebtedness when due, or that we will be able to refinance our indebtedness, all or in part, on acceptable terms. In addition, our indebtedness could, among other things:

- heighten our vulnerability to adverse general economic conditions and heightened competitive pressures;

- require us to dedicate a larger portion of our cash flow from operations to interest payments, limiting the availability of cash for other purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and industry; and

- impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes, or other purposes.

In addition, our ability to purchase the remaining 2025 Notes or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes may be limited by law, by regulatory authority or by agreements governing our indebtedness outstanding at the time, including our credit facility. Our credit facility restricts our ability to repurchase the 2025 Notes for cash or repay prior to maturity any accelerated amounts under the 2025 Notes upon an event of default or pay cash upon conversion of the 2025 Notes, to the extent that on the date of such repurchase, repayment or conversion, as the case may be, we do not meet certain financial criteria set forth in the credit facility.

Any of our future indebtedness may contain similar restrictions. Our failure to repurchase the 2025 Notes at a time when the repurchase is required by the indentures (whether upon a fundamental change or otherwise under the indentures) or pay cash payable on future conversions of the 2025 Notes as required by the indentures would constitute a default under the indentures. A default under the indentures or the fundamental change itself could also lead to a default under agreements governing our existing or future indebtedness, including our credit facility. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness, repurchase the 2025 Notes or make cash payments upon conversions thereof.

Our credit facility imposes restrictions on us that may adversely affect our ability to operate our business.

Our credit facility contains restrictive covenants relating to our capital raising activities and other financial and operational matters which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, our credit facility contains, and the agreements governing the 2025 Notes will contain, a cross-default provision whereby a default under one agreement would likely result in cross defaults under agreements covering other borrowings. The occurrence of a default under any of these borrowing arrangements would permit the holders of the 2025 Notes or the lenders under our credit facility to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If the 2025 Note holders or the trustee under the indentures governing the 2025 Notes or the lenders under our credit facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings.

Conversion of the 2025 Notes will, to the extent we deliver shares upon conversion of such 2025 Notes, dilute the ownership interest of existing stockholders, including holders who had previously converted their 2025 Notes, or may otherwise depress our stock price or may adversely affect our financial condition.

The conversion of some or all of the remaining 2025 Notes will dilute the ownership interests of existing stockholders to the extent we deliver shares upon conversion of any of the 2025 Notes. Any sales in the public market of the Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the 2025 Notes may encourage short selling by

market participants because the conversion of the 2025 Notes could be used to satisfy short positions, or anticipated conversion of the 2025 Notes into shares of our Class A common stock could depress our stock price.

In the event the conditional conversion feature of the 2025 Notes is triggered, holders of the 2025 Notes will be entitled to convert the 2025 Notes at any time during specified periods at their option. If one or more holders elect to convert their 2025 Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than cash in lieu of any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders of the 2025 Notes do not elect to convert their 2025 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2025 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting method for convertible debt securities that may be settled in cash, such as the 2025 Notes, may have a material effect on our reported financial results.

Under current GAAP, effective January 1, 2022, the treasury stock method for convertible instruments has been eliminated and instead, the application of the "if-converted" method is required for the determination of diluted net income (loss) per share on a GAAP and non-GAAP basis. Under the if-converted method, diluted net income (loss) per share for GAAP and non-GAAP would generally be calculated assuming that all of the 2025 Notes were converted solely into shares of Class A common stock at the beginning of the reporting period, unless the result would be anti-dilutive, which would negatively affect diluted net income (loss) per share. The impact from the "if converted" method added approximately 10 million shares to the diluted share count after the partial repurchase of the 2025 Notes in November 2023. Under the if-converted method, some of the incremental dilution is offset as we are able to add back the after tax effected interest expense from the 2025 Notes, to the extent the result would not be anti-dilutive.

In addition, if the conditional conversion feature of the 2025 Notes is triggered, even if holders do not elect to convert their 2025 Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the 2025 Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The Capped Call transactions may affect the value of the 2025 Notes and our Class A Common Stock and we are subject to counterparty risk with respect to Capped Call transactions.

In connection with the pricing of the 2025 Notes, we entered into privately negotiated capped call transactions (Capped Calls) with one or more financial institutions. The Capped Calls are expected generally to reduce the potential economic dilution to holders of our Class A common stock upon any conversion of the 2025 Notes, with such reduction and/or offset subject to a cap.

The capped call counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our Class A common stock and/or purchasing or selling our Class A common stock or other securities of ours in secondary market transactions prior to the maturity of the 2025 Notes (and are likely to do so during any observation period related to a conversion of the 2025 Notes or following an repurchase of the 2025 Notes by the Company on any fundamental change repurchase date or otherwise). This activity could also cause or avoid an increase or a decrease in the market price of our Class A common stock or the 2025 Notes.

The potential effect, if any, of these transactions and activities on the trading price of our Class A common stock or the 2025 Notes will depend in part on market conditions. Any of these activities could adversely affect the trading price of our Class A common stock or the 2025 Notes.

Additionally, we will be subject to the risk that the capped call counterparties might default under the Capped Calls. Our exposure to the credit risk of the capped call counterparties is not secured by any collateral. Global economic conditions have in the recent past resulted in, and may again result in, the actual or perceived failure or financial difficulties of many financial institutions. If the capped call counterparties become subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under our transactions with the capped call counterparties. Our exposure will depend on many factors, but, generally, an increase in our exposure will be correlated to an increase in the market price of our Class A

common stock. In addition, upon a default by the capped call counterparties, we may suffer more dilution than we currently anticipate with respect to our Class A common stock. We can provide no assurances as to the financial stability or viability of the capped call counterparties to the Capped Calls.

General Risk Factors

Our effective tax rate and the intended tax benefits of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business, and such tax rates and tax benefits may change in the future.

We are subject to income taxes in the United States and various jurisdictions outside the United States. Our effective tax rate could be adversely affected by changes in, or our interpretation of, tax law changes and related new or revised guidance and regulations, changes in our geographical earnings mix, unfavorable government reviews of our tax returns, material differences between our forecasted and actual annual effective tax rates, or by evolving enforcement practices.

In 2017, the Tax Cuts and Jobs Act (the Tax Act) was enacted, which contained significant and impactful changes to the U.S. tax law, including, effective as of January 1, 2022, requiring the capitalization and amortization of research and development expenses, which accelerates the utilization of our net operating losses. There are various proposals in Congress to amend certain provisions of the Tax Act. The state of these proposals and other future legislation remains uncertain and, if enacted, may materially affect our financial position.

On August 16, 2022, the United States enacted the Inflation Reduction Act (IRA), which introduced, among other items, an excise tax that imposes a 1% surcharge on stock repurchases, net of stock issuances, that occur after December 31, 2022. We repurchase our Class A common stock on the open market pursuant to a repurchase program initially authorized by the Company's board of directors on January 27, 2022 for the repurchase of up to $100 million of our Class A common stock and supplemented by a subsequent authorization by the board of directors on February 9, 2023 for the repurchase of an additional $40 million of our Class A common stock. As such, we could be subject to this new excise tax, depending on various factors, including the amount and frequency of any future stock repurchases and any permitted reductions or exceptions to the amount subject to the tax. We are continuing to evaluate the impact the IRA may have on our financial position and results of operations in connection with our repurchase program.

The United States, the European Commission, countries in the EU, Australia, and other countries where we do business have been considering changes in relevant tax, accounting and other laws, regulations and interpretations, including changes to tax laws applicable to corporate multinationals. Changes in the tax laws of foreign jurisdictions could arise as a result of the base erosion and profit shifting project that was undertaken by the Organization for Economic Co-operation and Development (OECD). The OECD, which represents a coalition of member countries, recommended changes to numerous long-standing tax principles related to transfer pricing and continues to develop new proposals including allocating greater taxing rights to countries where customers are located and establishing a minimum tax on global income. A global consensus has been reached among approximately 138 countries, including the European Union and the OECD regarding a planned two-pillar approach to address tax challenges in the digital commerce era. The first pillar focuses on profit allocation and nexus, while the second pillar aims to establish a minimum global effective tax rate of 15%. The United States has not implemented Pillar Two legislation, but other OECD members including the EU, plan to do so with Pillar Two taking effect in 2024, which would likely affect U.S. and non-U.S. multinational enterprises with annual revenue in excess of certain thresholds (generally, 750 million euros per year over a testing period). These changes, as adopted by countries, may increase tax uncertainty and may adversely affect our provision for income taxes and cash flows.

We are subject to the examination of our income tax returns by the United States Internal Revenue Service and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes and other taxes and have reserved for adjustments that may result from the current examinations. The final determination of tax audits and any related legal proceedings could materially differ from amounts reflected in our income tax provisions and accruals. In such case, our income tax provision and cash flows in the period or periods in which that determination is made could be negatively affected.

We maintain significant deferred tax assets related to net operating losses, temporary differences, and tax credits. Our ability to use these tax attributes are dependent upon having sufficient future taxable income in the relevant jurisdiction and, in the case of tax credits, how such credits are treated under current and potential future tax law. Changes to the Tax Act, other regulatory changes, and changes in our forecasts of future income could result in an adjustment to the deferred tax asset and a related charge to earnings that could materially affect our financial results.

Our reported financial results may be negatively impacted by the changes in the accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Other companies in our industry may apply these accounting principles differently than we do, which may affect the comparability of our consolidated financial statements.

If our estimates or judgments relating to our critical accounting policies and estimates prove to be incorrect, our operating results could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in this Annual Report in the section titled Management's Discussion and Analysis of Financial Condition and Results of Operations. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant estimates and assumptions made by management include those related to revenue recognition (including sales incentives, sales returns, and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), the fair value of our convertible senior notes, and income taxes.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The security of personal data is of the utmost importance to GoPro and our customers, vendors, suppliers, and employees. As such, we have implemented industry-standard administrative, technical, and physical security measures to protect against the unauthorized access, destruction, or alteration of our confidential and proprietary information and customer and employee information.

Governance

Our Chief Information Security Officer (CISO) oversees our information security program and is responsible for leading and implementing, with a cross functional team, our cybersecurity strategy, policy, architecture, and risk management processes. Our CISO has over 30 years of experience in cybersecurity, serving as a Security Officer while in the United States Navy and CISO at Amgen and Warner Bros and in various other Cybersecurity roles at KPMG and Forrester.

The Audit Committee of our board of directors (Audit Committee) has oversight responsibility for our cybersecurity program and reviews with management the Company's policies and procedures for identifying, assessing, managing, and monitoring information security and cybersecurity risks.

The CISO provides regular updates to the Audit Committee on cybersecurity and other risks relevant to our information technology environment, including developments in the cybersecurity space and evolving standards, the results of periodic exercises and response readiness assessments and we adjust our cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews. Our cybersecurity program is regularly evaluated by internal and external experts with the results of those reviews reported to senior management and the Audit Committee.

Risk Management and Strategy

Our periodic assessment and testing of policies, standards, processes and practices that are designed to address cybersecurity threats and incidents include a wide range of activities, including audits, assessments, tabletop exercises, threat modeling, vulnerability testing and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness.

We also actively engage with key vendors, industry participants, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our information security policies and procedures. We regularly train all employees on cybersecurity risks, such as phishing attacks, and employees are required to acknowledge our cybersecurity policy annually through our Code of Conduct.

Risks from Cybersecurity Threats

No previous cybersecurity incidents have materially affected us, including our business strategy, results of operations or financial condition. Future cybersecurity threats or incidents may materially affect our business strategy, results of operations or financial condition.

Item 2. Properties

As of December 31, 2023, we leased office facilities around the world totaling approximately 280,000 square feet, including approximately 196,000 square feet for our corporate headquarters in San Mateo, California. All of our properties are currently leased. We believe our existing facilities are adequate to meet our current requirements. If we were to require additional space, we believe we will be able to obtain such space on acceptable, commercially reasonable terms. See Note 9 Commitments, contingencies, and guarantees, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for more information about our lease commitments.

Item 3. Legal Proceedings

Refer to Legal proceedings and investigations included in Part II, Item 8, Note 9 Commitments, contingencies, and guarantees, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for the year ended December 31, 2023.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Company's Common Shares, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information. Our Class A common stock is listed on The Nasdaq Global Select Market under the symbol "GPRO." Our Class B common stock is not listed or traded on any stock exchange.

Holders. As of January 31, 2024, there were 310 holders of record of our Class A common stock and 24 holders of record of our Class B common stock.

Dividends. We have not declared or paid any cash dividends on our capital stock and do not currently intend to pay any cash dividends on our Class A or Class B common stock in the foreseeable future.

Performance graph. The graph below compares the cumulative total return on our Class A common stock with that of the S&P 500 Index and the S&P 500 Consumer Durables Index. The graph assumes $100 was invested (with reinvestment of all dividends, as applicable) at the close of market on December 31, 2018 in the Class A common stock of GoPro, Inc., the S&P 500 Index and the S&P 500 Consumer Durables Index, and its relative performance is tracked through December 31, 2023. Note that historic stock price performance is not intended to be indicative of future stock price performance.



Sales of unregistered securities. During the period covered by this Annual Report on Form 10-K, we have not sold any equity securities that were not registered under the Securities Act of 1933, as amended.

Issuer purchases of equity securities.

Share repurchase activity for our Class A and Class B common stock during the three months ended December 31, 2023 was as follows (in thousands, except per share amounts):

Period	Total Number of Shares Repurchased (1)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans (1)
October 1- 31, 2023	—	$ —	—	$ 70,382
November 1 - 30, 2023	2,830	$ 3.53	2,830	$ 60,382
December 1 - 31, 2023	—	$ —	—	$ 60,382
Total	2,830		2,830	

(1) Represents shares repurchased pursuant to the stock repurchase program. On January 27, 2022, our board of directors authorized the repurchase of up to $100 million of our Class A common stock, and on February 9, 2023, our board of directors authorized the repurchase of an additional $40 million of our Class A common stock. This stock repurchase program has no time limit and may be modified, suspended, or discontinued at any time.

(2) Represents the average price paid per share, inclusive of commissions.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a variety of factors, including but not limited to, those discussed in Risk Factors and elsewhere in this Annual Report on Form 10-K.

This MD&A is organized as follows:

• Overview. Discussion of our business, overall analysis of our financial performance and other highlights affecting the business in order to provide context for the remainder of the MD&A.

• Components of Our Results of Operations. Description of the items contained in each revenue, cost of revenue and operating expense caption in the consolidated statements of operations.

• Results of Operations. Analysis of our financial results comparing 2023 to 2022 is presented below. An analysis of our financial results comparing 2022 to 2021 can be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on February 10, 2023, which is available free of charge on the SEC's website at www.sec.gov and our Investor Relations website at https://investor.gopro.com.

• Liquidity and Capital Resources. Analysis of changes in our balance sheets and cash flows, and discussion of our financial condition and potential sources of liquidity.

• Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

• Non-GAAP Financial Measures. A reconciliation and discussion of our GAAP to non-GAAP financial measures.

Overview

GoPro helps the world capture and share itself in immersive and exciting ways. We are committed to developing solutions that create an easy, seamless experience for consumers to capture, create and share engaging personal content. When consumers use our products and services, they often generate and share content that organically increases awareness for GoPro, driving a virtuous cycle and a self-reinforcing demand for our products. We believe revenue growth may be driven by the introduction of new cameras, accessories, lifestyle gear, and software and subscription offerings. We believe new camera features drive a replacement cycle among existing users and attract new users, expanding our total addressable market. Our investments in image stabilization, mobile and desktop app editing and sharing solutions, modular accessories, auto-upload capabilities, local language user-interfaces and voice recognition in more than 12 languages drive the expansion of our global market.

In September 2023, we began shipping our HERO12 Black flagship camera that includes our GP2 processor, HyperSmooth 6.0 image stabilization, high dynamic range (HDR) photos and videos in 5.3K at 60 frames per second (FPS) and 4K at 60 FPS, and wireless audio support for Apple AirPods and other Bluetooth devices. HyperSmooth 6.0 image stabilization features improved AutoBoost, which analyzes up to 4x more data compared to HyperSmooth 5.0 while supporting 360-degree Horizon Lock. The HERO12 Black also includes 10-bit color video at up to 5.3K video at 60 FPS, 27-megapixel photo resolution, 8:7 aspect ratio video for a larger vertical field of view, and HyperView, which allows for a 16:9 field of view. The HERO12 Black also includes the Enduro Battery, which improves the camera performance in both cold and moderate temperatures, a front-facing and rear touch display, TimeWarp 3.0, a Timecode Sync feature, and a Night Effects Time Lapse feature. We also began shipping our Max Lens Mod 2.0 for HERO12 Black, which features an ultra wide-angle digital lens for 4K video at 60 FPS, Max HyperSmooth in all video modes, and Horizon Lock for all digital lenses. Additionally, we began

shipping our HERO12 Black Creator Edition, which combines the HERO12 Black, Volta, Enduro Battery, Media Mod, and Light Mod to create professional-quality videos.

Our HERO12 Black, HERO12 Black Creator Edition, HERO11 Black, HERO11 Black Mini, HERO11 Black Creator Edition, HERO10 Black, HERO10 Black Creator Edition, HERO9 Black, and MAX cameras are compatible with our ecosystem of mountable and wearable accessories.

We offer our Premium subscription, which includes unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 gigabytes (GB) of non-GoPro content, the delivery of highlight videos automatically via our mobile app when GoPro camera footage is uploaded to the user's GoPro cloud account using Auto Upload. Our Premium subscription also offers access to our Quik desktop app for macOS, launched in February 2024. Our Quik desktop app brings the speed and convenience of the Quik mobile app to desktop users, but with an expanded list of features and capabilities that take advantage of a desktop computer's processing power and screen size. Our Premium subscription also provides access to a high-quality live streaming service on GoPro.com, as well as discounts on GoPro cameras, gear, mounts and accessories. Additionally, in February 2024, we launched our Premium+ subscription which includes cloud storage up to 500 GB of non-GoPro content, HyperSmooth Pro and all of the same features included in the Premium subscription.

In addition to the Premium+ and Premium subscriptions, we offer our Quik subscription which makes it easy for users to get the most out of their favorite photos and videos, captured on any phone or camera, using our Quik mobile app's editing tools. These editing tools include features such as trim, color, crop, filtering, auto-sync of edits to music, and the ability to change video speed. We believe the Quik subscription is an important offering in expanding our total addressable market to those who may not own a GoPro camera.

We continue to monitor the current evolving macroeconomic landscape. Inflation, fluctuating interest rates, and recession concerns places increasing pressure on many areas of our business, including product pricing, operating expenses, component pricing and consumer spending. In the past, the strength of the U.S. dollar relative to other foreign currencies largely impacted our revenue and gross margin. If the U.S. dollar strengthens relative to other foreign currencies in the future, our financial results will be negatively impacted. See Item 1A. Risk Factors for further discussion of the possible impact of evolving macroeconomic conditions on our business.

The following is a summary of measures presented in our consolidated financial statements and key metrics used to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions.

(units and dollars in thousands,	Q4 2023	Q4 2022	% Change	FY 2023	FY 2022	% Change
Revenue	$ 295,420	$ 321,021	(8) %	$1,005,459	$1,093,541	(8) %
Camera units shipped [1]	895	850	5 %	2,984	2,810	6 %
Gross margin [2]	34.2 %	32.5 %	170 bps	32.2 %	37.2 %	(500)bps
Operating expenses	$ 110,463	$ 102,596	8 %	$ 399,036	$ 367,873	8 %
Net income (loss)	$ (2,418)	$ 3,073	(179) %	$ (53,183)	$ 28,847	(284) %
Diluted net income (loss) per share	$ (0.02)	$ 0.02	(200) %	$ (0.35)	$ 0.18	(294) %
Cash provided by (used in) operations	$ 43,729	$ 25,562	71 %	$ (32,863)	$ 5,747	(672) %
Other financial information:						
Adjusted EBITDA [3]	$ 3,267	$ 22,014	(85) %	$ (27,317)	$ 94,754	(129) %
Non-GAAP net income (loss) [4]	$ 2,424	$ 21,090	(89) %	$ (31,135)	$ 80,923	(138) %
Non-GAAP diluted net income (loss)	$ 0.02	$ 0.12	(83) %	$ (0.20)	$ 0.47	(143) %

(1)   Represents the number of camera units that are shipped during a reporting period, net of any returns.

(2)   One basis point (bps) is equal to 1/100th of 1%.

(3)   We define adjusted EBITDA as net income (loss) adjusted to exclude the impact of provision for income taxes, interest income, interest expense, depreciation and amortization, point of purchase (POP) display amortization, stock-based compensation, (gain) loss on extinguishment of debt, and restructuring and other costs, including right-of-use asset impairment charges.

(4)   We define non-GAAP net income (loss) as net income (loss) adjusted to exclude stock-based compensation, acquisition-related costs, restructuring and other costs, including right-of-use asset impairment charges (if applicable), non-cash interest expense, gain on sale and license of intellectual property, (gain) loss on extinguishment of debt, and income tax adjustments. Acquisition-related costs include the amortization of acquired intangible assets and impairment charges (if applicable), as well as third-party transaction costs for legal and other professional services.

Reconciliations of non-GAAP adjusted measures to the most directly comparable GAAP measures are presented under Non-GAAP Financial Measures.

Full Year and Fourth Quarter 2023 financial performance

Revenue in the full year of 2023 was $1.0 billion, or an 8.1% decrease from the prior year period, primarily driven by the impact of our decision to reduce the manufacturer's suggested retail price (MSRP) across our camera lineup in May 2023, and a shift in camera revenue mix to lower price tiers as we began offering entry-level cameras at a sub-$300 price point for the first time since 2019. This decrease in revenue was partially offset by growth in our subscription and service revenue of 18.4%, and camera units grew 6.2% year-over-year to 3.0 million. The current entry-level cameras are our lowest margin products and are expected to remain low margin until we are able to replace them with a more cost-effective solution, which is planned for the second quarter of 2024. The reduction in MSRPs across our camera lineup in May and September 2023 resulted in a price protection charge of $36.5 million for the year ended December 31, 2023, which was based on estimated channel inventory levels as of the price drop date. As a result of these changes during 2023, our average selling price decreased 13.4% year-over-year to $337 and our camera revenue mix from cameras with an MSRP equal to or greater than $400 was 77% compared to 90% in 2022. Average selling price is defined as total reported revenue divided by camera units shipped. Retail revenue represented 70.0% and 62.4% of total revenue for the full year of 2023 and 2022, respectively. The shift towards our retail channel reflects results of our refreshed go-to-market strategy to rebuild our retail presence and to drive retail consumers to our subscription offerings via our mobile app and GoPro.com. GoPro.com revenue represented 30.0% and 37.6% of total revenue for the full year of 2023 and 2022, respectively. Subscription and service revenue, which is included in the GoPro.com channel, increased 18.4% year-over-year to $97.5 million. We had 2.5 million GoPro subscribers as of December 31, 2023, an 11.5% increase year-over-year. Our overall subscription attach rate from both sales on GoPro.com and from post-camera purchases at retail was 42% for the full year of 2023. Our annual subscriber retention rate for first year and second year renewals was in a range of 60% to 65%, and 70% to 75%, respectively. In addition, our annual subscriber retention rate for the third-year renewal improved to more than 80%. Our gross margin percentage for the full year of 2023 was 32.2%, down from 37.2% in the full year of 2022. Net loss for the full year of 2023 was $53.2 million compared to net income of $28.8 million in the same period in 2022. Adjusted EBITDA for the full year of 2023 was negative $27.3 million, compared to positive $94.8 million for the same period in 2022.

Revenue for the fourth quarter of 2023 was $295.4 million, which represented an 8.0% decrease from the same period in 2022. The decrease was primarily driven by the impact of our decision to reduce the MSRP across our camera lineup in May 2023, partially offset by growth in our subscription and service revenue of 13.0%. As a result, our fourth quarter of 2023 average selling price decreased 12.6% year-over-year to $330, and our fourth quarter 2023 camera revenue mix from cameras with an MSRP equal to or greater than $400 was 74% compared to 90% for the same period in 2022. These factors were partially offset by a 5.3% year-over-year increase in units shipped in the fourth quarter to 895 thousand. Retail revenue was $228.0 million in the fourth quarter of 2023 and represented 77.2% and 60.1% of total revenue for the fourth quarter of 2023 and 2022, respectively. GoPro.com revenue was $67.4 million in the fourth quarter of 2023 and represented 22.8% of total revenue, compared to 39.9% of total revenue for the same period in 2022. Subscription and service revenue, which is included in the GoPro.com channel, was $25.1 million in the fourth quarter of 2023, or a 13.0% increase year-over-year. Our overall subscription attach rate from both sales on GoPro.com and from post-camera purchases at retail was 29% in the fourth quarter of 2023 was primarily driven by post-camera purchases at retail as we discontinued subscription-related camera discounts at the time of purchase on GoPro.com in May 2023. Our gross margin percentage for the fourth quarter of 2023 was 34.2%, up from 32.5% in the fourth quarter of 2022 as a result of

reduced restructuring costs, reduced operating and component costs, and an increase in subscription and service revenue. Net loss for the fourth quarter of 2023 was $2.4 million compared to net income of $3.1 million in the same period in 2022. Adjusted EBITDA for the fourth quarter of 2023 was $3.3 million, compared to $22.0 million for the same period in 2022.

Our overall subscription attach rate from camera purchases through both GoPro.com and at retail represents the number of new GoPro subscribers in the period over the corresponding number of estimated camera units sold through both GoPro.com and retail channels. Our annual GoPro subscriber retention rate represents the number of annual subscribers that renewed their subscription in the period over the number of annual GoPro subscribers with renewal dates in the same period.

Factors affecting performance

We believe that our future success will be dependent on many factors, including those further discussed below. While these areas represent opportunities for us, they also represent challenges and risks that we must successfully address in order to operate our business and improve our results of operations.

Driving profitability through improved efficiency, lower costs, and better execution. We incurred an operating loss in 2023, although we have previously generated operating income for the full years of 2022 and 2021, and continue to make strategic decisions to drive volume, growth, and profitability in our business. Despite the operating loss in 2023, our 2022 and prior years restructuring actions, along with continued effective cost management, have enabled us to scale our on-going operating expenses based on our growth strategies, resulting in an efficient global organization that has allowed for improved communication and alignment among our functional teams. We remain focused on increasing unit sales volume and subscribers, and will continue our focus to grow and cultivate the partnerships with our distributors and retailers to rebuild our retail channel. In executing our strategy to rebuild our retail presence, our expectation is that sales from our retail channel will continue to increase relative to sales on GoPro.com. We have grown our subscribers and subscription and service revenue over the past several years and continue to make strategic decisions to enhance our subscription offerings, grow subscribers, and increase subscription and service revenue.

If we are unable to generate adequate unit sales and revenue growth as a result of the strategic price move, successfully increase retail sales, grow subscribers and subscription and service revenue, continue to effectively manage our expenses, and navigate the volatile macroeconomic environment (including fluctuating interest rates and currency exchange rates, and recession concerns), we may incur significant losses in the future and may not be able to return to profitability.

Investing in research and development and enhancing our customer experience. Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled and experienced research and development personnel. We expect the timing of new product releases to continue to have a significant impact on our revenue and we must continually develop and introduce innovative new cameras, mobile and desktop applications, and other new offerings. We plan to further build upon our integrated mobile, desktop and cloud-based storytelling solutions, and subscription offerings. Our investments, including those for marketing and advertising, may not successfully drive increased revenue and our customers may not accept our new offerings. If we fail to innovate and enhance our brand, our products, our mobile and desktop app experience, or the value proposition of our subscription, our market position and revenue will be adversely affected. Further, we have and will continue to incur substantial research and development expenses and if our efforts are not successful, we may not recover the value of these investments.

Improving profitability. We believe that our continued focus on growing our total addressable market from our retail and GoPro.com channels, including subscription and service revenue, will support our ability to return to profitability on an annual basis due to expected increases in unit volume, subscribers and related revenue, and continued operating expense control. We continue to believe that international markets represent a significant opportunity to achieve profitability. While the total market for digital cameras has continued to decline as smartphone and tablet camera quality has improved, we continue to believe that our consumers' differentiated use of GoPro cameras, our mobile and desktop app and cloud solutions, our continued innovation of product features desired by our users, and our brand, all help support our business from many of the negative trends facing the digital camera market. However, we expect that the markets in which we conduct our business will

remain highly competitive as we face new product introductions from competitors. Sales in international locations subject us to foreign currency exchange rate fluctuations and regional macroeconomic conditions that may cause us to adjust pricing which may make our products more or less attractive to the consumer. Continued fluctuations in foreign currency exchange rates and regional macroeconomic conditions could have a continued impact on our future operating results.

Our profitability also depends on the continued success of our subscription and service offerings. If we are not successful in maintaining our product sales, and subscription and service offerings, increasing our paid subscriber base through GoPro.com, retail mobile app attach, and retail desktop app attach, and improving subscriber retention, we may not be able to return to profitably and we may not recognize benefits from our investment in new areas.

Marketing the improved GoPro experience. We intend to focus our marketing resources on highlighting our camera features, subscription and service benefits, and further improve brand recognition. Historically, our growth has largely been fueled by the adoption of our products by people looking to self-capture images of themselves participating in exciting physical activities. Our goal of returning to profitability depends on continuing to reach, expand and re-engage with this core user base in alignment with our strategic priorities. Sales and marketing investments will often occur in advance of any sales benefits from these activities, and it may be difficult for us to determine if we are efficiently allocating our resources in this area.

Seasonality. Historically, we have experienced the highest levels of total revenue in the fourth quarter of the year, coinciding with the holiday shopping season, particularly in the United States and Europe. While we have implemented operational changes aimed at reducing the impact of fourth quarter seasonality on full year performance, timely and effective product introductions, whether just prior to the holiday season or otherwise, and forecasting, are critical to our operations and financial performance.

Macroeconomic risks. Macroeconomic conditions affecting the level of consumer spending include market volatility and fluctuations in foreign exchange rates, inflation, and interest rates. Some product costs have become subject to inflationary pressure, and we may not be able to fully offset such higher costs through price increases. Our inability or failure to adjust pricing could harm our business, financial condition, and operating results.

Components of our Results of Operations

Revenue. Our revenue is primarily comprised of product sales, and subscription and service offerings, net of returns and sales incentives. Product revenue is derived from the sale of our cameras and accessories directly to retailers, through our network of domestic and international distributors, and on GoPro.com. Subscription and service revenue is primarily derived from the sale of our Premium and Quik subscriptions on GoPro.com, and the Quik mobile app. See Critical Accounting Policies and Estimates and Note 1 Summary of business and significant accounting policies, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for information regarding revenue recognition.

Cost of revenue. Our cost of revenue primarily consists of product and subscription costs, including costs of contract manufacturing for production, third-party logistics and procurement costs, warranty repair costs, tooling and equipment depreciation, third-party hosting fees, excess and obsolete inventory write-downs, license fees, tariffs and certain allocated costs related to our manufacturing team, facilities, including right-of-use asset impairment charges, cloud storage costs and personnel-related expenses.

Operating expenses. We classify our operating expenses into three categories: research and development, sales and marketing, and general and administrative.

Research and development. Our research and development expense consists primarily of personnel-related costs, including salaries, stock-based compensation, and employee benefits. Research and development expense also includes consulting and outside professional services costs, materials, and allocated facilities, restructuring, depreciation and other supporting overhead expenses associated with the development of our product and service offerings.

Sales and marketing. Our sales and marketing expense consists primarily of advertising and marketing promotions of our products and services, and personnel-related costs, including salaries, stock-based compensation, and employee benefits. Sales and marketing expense also includes point of purchase (POP) display expenses and related amortization, sales commissions, GoPro.com and subscription provider fees, trade show and event costs, sponsorship costs, consulting and contractor expenses, and allocated facilities, restructuring, depreciation, and other supporting overhead expenses.

General and administrative. Our general and administrative expense consists primarily of personnel-related costs, including salaries, stock-based compensation and employee benefits for our finance, legal, human resources, information technology and administrative personnel. General and administrative expense also includes professional service costs related to accounting, tax, and legal services, and allocated facilities, restructuring, depreciation, and other supporting overhead expenses.

Results of Operations

The following table sets forth the components of our Consolidated Statements of Operations for each of the periods presented, and each component as a percentage of revenue:

(dollars in thousands)	Year ended December 31,					
	2023		2022		2021	
Revenue	$ 1,005,459	100 %	$ 1,093,541	100 %	$ 1,161,084	100 %
Cost of revenue	681,886	68	686,713	63	683,979	59
Gross profit	323,573	32	406,828	37	477,105	41
Operating expenses:						
Research and development	165,688	17	139,885	13	141,494	12
Sales and marketing	169,578	17	166,967	15	156,694	13
General and administrative	63,770	6	61,021	5	65,701	6
Total operating expenses	399,036	40	367,873	33	363,889	31
Operating income (loss)	(75,463)	(8)	38,955	4	113,216	10
Other income (expense):						
Interest expense	(4,699)	—	(6,242)	(1)	(22,940)	(2)
Other income (expense), net	12,429	1	1,740	—	(176)	—
Total other income (expense), net	7,730	1	(4,502)	(1)	(23,116)	(2)
Income (loss) before income taxes	(67,733)	(7)	34,453	3	90,100	8
Income tax expense (benefit)	(14,550)	(1)	5,606	1	(281,071)	(24)
Net income (loss)	$ (53,183)	(6)%	$ 28,847	2 %	$ 371,171	32 %

Revenue

(camera units and dollars in thousands, except average selling price)	Year ended December 31,			2023 vs 2022 % Change	2022 vs 2021 % Change
	2023	2022	2021		
Camera units shipped	2,984	2,810	3,145	6 %	(11)%
Average selling price	$ 337	$ 389	$ 369	(13)	5
Retail	$ 704,217	$ 682,799	$ 769,019	3	(11)
Percentage of revenue	70.0 %	62.4 %	66.2 %		
GoPro.com	$ 301,242	$ 410,742	$ 392,065	(27)	5
Percentage of revenue	30.0 %	37.6 %	33.8 %		
Total revenue	$1,005,459	$1,093,541	$1,161,084	(8)%	(6)%
Americas	$ 469,675	$ 521,270	$ 607,534	(10)%	(14)%
Percentage of revenue	46.7 %	47.7 %	52.3 %		
Europe, Middle East and Africa (EMEA)	$ 290,814	$ 300,870	$ 305,654	(3)	(2)
Percentage of revenue	28.9 %	27.5 %	26.3 %		
Asia and Pacific (APAC)	$ 244,970	$ 271,401	$ 247,896	(10)	9
Percentage of revenue	24.4 %	24.8 %	21.4 %		
Total revenue	$1,005,459	$1,093,541	$1,161,084	(8)%	(6)%

2023 Compared to 2022. Revenue for the full year of 2023 was $1.0 billion, or an 8.1% decrease from the prior year period, primarily driven by the impact of our decision to reduce the MSRP across our camera lineup in May 2023, and a shift in camera revenue mix to lower price tiers as we began offering entry-level cameras at a sub-$300 price point for the first time since 2019. This decrease in revenue was partially offset by growth in our subscription and service revenue of 18.4%, and camera units grew 6.2% year-over-year to 3.0 million. The current entry-level cameras are our lowest margin products and are expected to remain low margin until we are able to replace them with a more cost-effective solution, which is planned for the second quarter of 2024. The reduction in MSRPs across our camera lineup in May and September 2023 resulted in a price protection charge of $36.5 million for the year ended December 31, 2023, which was based on estimated channel inventory levels as of the price drop date. As a result of these changes during 2023, our average selling price decreased 13.4% year-over-year to $337 and our camera revenue mix from cameras with an MSRP equal to or greater than $400 was 77% compared to 90% in 2022. Retail revenue represented 70.0% and 62.4% of total revenue for the full year of 2023 and 2022, respectively. The shift towards our retail channel reflects results of our refreshed go-to-market strategy to rebuild our retail presence and to drive retail consumers to our subscription offerings via our mobile app and GoPro.com. GoPro.com revenue represented 30.0% and 37.6% of total revenue for the full year of 2023 and 2022, respectively. Subscription and service revenue, which is included in the GoPro.com channel, increased 18.4% year-over-year to $97.5 million. We had 2.5 million GoPro subscribers as of December 31, 2023, an 11.5% increase year-over-year.

Cost of revenue and gross margin

(dollars in thousands)	Year ended December 31,			2023 vs 2022	2022 vs 2021
	2023	**2022**	**2021**	**% Change**	**% Change**
Cost of revenue	$ 680,021	$ 676,771	$ 680,963	— %	(1)%
Stock-based compensation	1,955	1,805	1,794	8	1
Acquisition-related costs	—	47	1,152	(100)	(96)
Restructuring costs	(90)	8,090	70	(101)	11,457
Total cost of revenue	$ 681,886	$ 686,713	$ 683,979	(1)%	— %
Gross margin	*32.2 %*	*37.2 %*	*41.1 %*	*(500) bps*	*(390) bps*

2023 Compared to 2022. Gross margin of 32.2% for the full year of 2023 decreased from 37.2% in the prior year period, or 500 bps, primarily due to the impact of our pricing decision to reduce the MSRP across our camera lineup (800 bps), which includes total price protection charges of $36.7 million, an increase in the sale of entry-level price point cameras which carry lower margins compared to our higher priced cameras, and an increase to our retail sales channel mix which generate lower margins compared to our GoPro.com channel. Gross margin was also negatively impacted by the effect of foreign currencies (60 bps), partially offset by lower operating and component costs of 200 bps, increased margin contribution from subscriptions of 90 bps, and by decreased restructuring costs of 70 bps.

Research and development

(dollars in thousands)	Year ended December 31,			2023 vs 2022	2022 vs 2021
	2023	**2022**	**2021**	**% Change**	**% Change**
Research and development	$ 145,939	$ 122,420	$ 123,631	19 %	(1)%
Stock-based compensation	19,062	17,221	17,263	11	—
Restructuring costs	687	244	600	182	(59)
Total research and development	$ 165,688	$ 139,885	$ 141,494	18 %	(1)%
Percentage of revenue	*17.0 %*	*12.8 %*	*12.2 %*		

2023 Compared to 2022. The year-over-year increase of $25.8 million, or 18%, in total research and development expense for the full year of 2023 compared to the prior year period was primarily driven by a $14.0 million increase in cash based personnel-related costs, an $8.0 million increase in development work primarily on our next generation system-on-chip, a $1.8 million increase in stock-based compensation expense, a $1.3 million increase in travel related expenses, and a $0.7 million increase in allocated facilities, depreciation, and supporting overhead expenses.

Sales and marketing

(dollars in thousands)	Year ended December 31,			2023 vs 2022	2022 vs 2021
	2023	**2022**	**2021**	**% Change**	**% Change**
Sales and marketing	$ 160,712	$ 158,657	$ 148,288	1 %	7 %
Stock-based compensation	8,736	8,173	8,045	7	2
Restructuring costs	130	137	361	(5)	(62)
Total sales and marketing	$ 169,578	$ 166,967	$ 156,694	2 %	7 %
Percentage of revenue	*16.9 %*	*15.3 %*	*13.5 %*		

2023 Compared to 2022. The year-over-year increase of $2.6 million, or 2%, in total sales and marketing expense for the full year of 2023 compared to the prior year period was primarily driven by a $2.0 million increase in cash based personnel-related costs, a $1.7 million increase in advertising and marketing expenses primarily attributable to online campaigns, activation events and sponsorships, a $1.0 million increase in travel related expenses, and a $0.6 million increase in stock-based compensation expense, partially offset by a $2.7 million decrease in allocated facilities, depreciation, and supporting overhead expenses.

General and administrative

(dollars in thousands)	Year ended December 31,			2023 vs 2022	2022 vs 2021
	2023	**2022**	**2021**	**% Change**	**% Change**
General and administrative	$ 51,211	$ 49,152	$ 53,958	4 %	(9)%
Stock-based compensation	11,726	11,792	11,548	(1)	2
Acquisition-related costs	822	—	—	100	—
Restructuring costs	11	77	195	(86)	(61)
Total general and administrative	$ 63,770	$ 61,021	$ 65,701	5 %	(7)%
Percentage of revenue	*6.3 %*	*5.4 %*	*5.7 %*		

2023 Compared to 2022. The year-over-year increase of $2.7 million, or 5%, in total general and administrative expense for the full year of 2023 compared to the prior year period was primarily driven by a $2.0 million increase in consulting and professional services, a $0.8 million increase in cash based personnel-related costs, a $0.8 million increase in acquisition-related costs, and a $0.3 million increase in bad debt expense, partially offset by a $1.3 million decrease in allocated facilities, depreciation, and supporting overhead expenses.

Restructuring costs

Fourth quarter 2022 restructuring. In December 2022, we approved a restructuring plan to reduce camera production-related costs by globally realigning our manufacturing footprint to concentrate our production activities in two primary locations: China and Thailand. Under the fourth quarter 2022 restructuring, we recorded restructuring charges of $8.1 million, including $7.0 million for camera production line closure costs and $1.1 million for related transitional costs to migrate production to our remaining manufacturing locations.

See Note 11 Restructuring charges, to the Notes to Consolidated Financial Statements.

Other income (expense)

| (dollars in thousands) | Year ended December 31, | | | 2023 vs 2022 | 2022 vs 2021 |
	2023	2022	2021	% Change	% Change
Interest expense	$ (4,699)	$ (6,242)	$ (22,940)	(25)%	(73)%
Other income (expense), net	12,429	1,740	(176)	614	(1,089)
Total other income (expense), net	$ 7,730	$ (4,502)	$ (23,116)	(272)%	(81)%

2023 Compared to 2022. Total other income (expense), net was income of $7.7 million for the full year of 2023 compared to an expense of $4.5 million for the same prior year period. The year-over-year change of $12.2 million was primarily due to higher available yields on our cash and marketable securities resulting in an increase in interest income of $6.8 million, a $3.1 million gain on the partial extinguishment of our 2025 Notes in November 2023, a $1.5 million decrease in cash interest expense as our 2022 Notes matured and were paid in the second quarter of 2022, and a $0.7 million increase in net foreign exchange rate-based gains.

Income taxes

| (dollars in thousands) | Year ended December 31, | | | 2023 vs 2022 | 2022 vs 2021 |
	2023	2022	2021	% Change	% Change
Income tax expense (benefit)	$ (14,550)	$ 5,606	$ (281,071)	(360)%	(102)%

2023 Compared to 2022. We recorded an income tax benefit of $14.6 million for the year ended December 31, 2023, on pre-tax net loss of $67.7 million. Our income tax benefit for the year ended December 31, 2023 primarily resulted from a tax benefit on pre-tax book loss, and the federal and California research and development credits, partially offset by the nondeductible equity tax expense from stock-based compensation, and the impact of foreign operation, net of the release of a portion of our uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions.

Our 2022 income tax expense of $5.6 million primarily resulted from a tax expense on pre-tax book income, partially offset by income tax benefits from stock-based compensation, federal and California research and development credits, and an income tax benefit related to the foreign provision to income tax return adjustments.

See Note 8 Income taxes, to the Notes to Consolidated Financial Statements for additional information.

Quarterly results of operations

The following table sets forth our unaudited quarterly consolidated results of operations for each of the eight quarterly periods in the two-year period ended December 31, 2023.

| (dollars in thousands, except per share amounts) | Three months ended | | | | | | | |
	Dec. 31, 2023	Sept. 30, 2023	June 30, 2023	March 31, 2023	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	March 31, 2022
Revenue	$ 295,420	$ 294,299	$ 241,020	$ 174,720	$ 321,021	$ 305,130	$ 250,685	$ 216,705
Gross profit	101,095	94,204	75,772	52,502	104,303	116,045	96,004	90,476
Operating expenses	110,463	97,991	98,266	92,316	102,596	91,614	91,349	82,314
Net income (loss)	$ (2,418)	$ (3,684)	$ (17,212)	$ (29,869)	$ 3,073	$ 17,570	$ 2,519	$ 5,685
Net income (loss) per share:								
Basic	$ (0.02)	$ (0.02)	$ (0.11)	$ (0.19)	$ 0.02	$ 0.11	$ 0.02	$ 0.04
Diluted	$ (0.02)	$ (0.02)	$ (0.11)	$ (0.19)	$ 0.02	$ 0.10	$ 0.02	$ 0.04

Liquidity and Capital Resources

The following table presents selected financial information as of December 31, 2023 and 2022:

(dollars in thousands)	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 222,708	$ 223,735
Marketable securities	23,867	143,602
Total cash, cash equivalents and marketable securities	$ 246,575	$ 367,337
Percentage of total assets	*25 %*	*34 %*

Our primary source of cash is receipts from sales of our products, and subscription and service. Other sources of cash are from proceeds from the issuance of convertible notes, employee participation in the employee stock purchase plan, the exercise of employee stock options, and facility subleases. Our primary uses of cash are for inventory procurement, payroll-related expenses, general operating expenses, including advertising, marketing, office rent, purchases of property and equipment, other costs of revenue, share repurchases, repurchases of convertible notes, interest, and taxes.

Our liquidity position has been historically impacted by seasonality, which is primarily driven by higher revenues during the second half of the year as compared to the first half. For example, net cash provided by operating activities during the second half of 2023 was $42.1 million, compared to cash used by operating activities of $75.0 million during the first half of 2023.

As of December 31, 2023, our cash, cash equivalents, and marketable securities totaled $246.6 million. Our cash, net of the outstanding principal balance of the 2025 Notes, as of December 31, 2023, was $152.8 million. The overall cash used in operating activities of $32.9 million for the full year of 2023 was primarily attributable to a net loss of $53.2 million and net cash outflows from changes in our working capital of $6.8 million, and a deferred income tax benefit of $17.9 million, partially offset by net cash inflows from other non-cash expenses of $45.0 million. Working capital changes for the full year of 2023 of $6.8 million were the result of an increase in accounts receivable of $14.5 million, an increase in prepaid expenses and other assets of $7.6 million, a decrease in accounts payable and other liabilities of $4.2 million, and a decrease in deferred revenue of $1.3 million, partially offset by a decrease in inventory of $20.9 million. As of December 31, 2023, $12.8 million of cash was held by our foreign subsidiaries.

Convertible Notes

In November 2020, we issued $143.8 million aggregate principal amount of 2025 Notes in a private placement to purchasers for resale to qualified institutional buyers. In November 2023, we repurchased $50.0 million in aggregate principal amount of the 2025 Notes, reducing the amount owed on the 2025 Notes to $93.8 million. The 2025 Notes mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock subject to certain conditions. The 2025 Notes are convertible into cash, shares of the Class A common stock, or a combination thereof, at our election, at an initial conversion rate of 107.1984 shares of common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. We pay interest on the 2025 Notes semi-annually, which is due on May 15 and November 15 of each year.

In connection with the offering of the 2025 Notes, we entered into privately negotiated capped call transactions with certain financial institutions (Capped Calls). We used $10.2 million of the net proceeds from the sale of the 2025 Notes to purchase the Capped Calls and $56.2 million of the net proceeds to repurchase $50.0 million of the $175.0 million aggregate principal amount of the 2022 Notes, which we issued in April 2017. The remaining net proceeds were used for general corporate purposes. On April 15, 2022, we repaid the remaining $125.0 million of principal and $2.2 million of accrued interest in cash to the debt holders to fully settle the 2022 Notes on the maturity date.

As market and financial conditions warrant, we may, from time to time, repurchase our outstanding debt securities in the open market, in privately negotiated transactions, by tender offer, by exchange transaction or otherwise.

Such repurchases, if any, will depend on prevailing market conditions, our liquidity and other factors and may be commenced or suspended at any time. The amounts involved and total consideration paid may be material.

The following table summarizes our contractual obligations related to the 2025 Convertible Notes as of December 31, 2023, and the expected timing of those payments:

(in thousands)	Total	Next 12 Months	Beyond 12 Months
Short-term and Long-term debt [1]	$ 96,081	$ 1,159	$ 94,922
Total contractual cash obligations	$ 96,081	$ 1,159	$ 94,922

[1] Our convertible senior notes are due in November 2025. The balances include accrued and unpaid interest as of December 31, 2023. Refer to Note 4 Financing arrangements in the Notes to Consolidated Financial Statements for additional discussion regarding the 2025 Notes.

Other Contractual Commitments

In the ordinary course of business, we enter into multi-year agreements to purchase sponsorships with event organizers, resorts, and athletes as part of our marketing efforts, software licenses related to our financial and IT systems, operating lease arrangements to support our operations in the U.S. and international locations, and various other contractual commitments. The following table summarizes our other contractual obligations as of December 31, 2023, and the expected timing of those payments:

(in thousands)	Total	Next 12 Months	Beyond 12 Months
Operating lease obligations [1]	$ 39,853	$ 12,488	$ 27,365
Other contractual commitments	50,996	36,045	14,951
Total contractual cash obligations	$ 90,849	$ 48,533	$ 42,316

[1] Operating lease obligations exclude cash inflows from existing contractual facility subleases through the end of 2026.

See Note 9 Commitments, contingencies, and guarantees, for a discussion regarding facility leases and other contractual commitments in the Notes to Consolidated Financial Statements.

Liquidity

Based on our most current projections, we believe that our cash, cash equivalents, marketable securities and amounts available under our credit facility, will be sufficient to address our working capital needs, capital expenditures, outstanding commitments, and other liquidity requirements for at least one year from the issuance of these financial statements.

• We expect that operating expenses and inventory purchases will constitute a material use of our cash balances. We intend to continue to manage our operating activities in line with our existing cash and available financial resources.

• In January 2021, we entered into the 2021 Credit Agreement, which provides for a revolving credit facility under which we may borrow up to an aggregate amount of $50.0 million. As amended in March 2023, our credit facility will terminate and any outstanding borrowings become due and payable on the earlier of (i) January 2027 and (ii) unless we have cash in a specified deposit account in an amount equal to or greater than the amount required to repay our 1.25% convertible senior notes due November 2025, 91 days prior to the maturity date of such convertible notes. No borrowings have been made from the credit facility to date (See Note 4 Financing arrangements, in the Notes to Consolidated Financial Statements for additional information).

• The $93.8 million aggregate principal amount of the 2025 Notes matures on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock subject to certain conditions. We intend to deliver cash up to the principal amount of the 2025 Notes, based on our current and projected liquidity levels.

In the future, we may require additional financing to respond to business opportunities, challenges or unforeseen circumstances. If we are unable to obtain adequate debt or equity financing when we require it or on terms

acceptable to us, our ability to grow or support our business, repay debt and respond to business challenges could be significantly limited. Although we believe we have adequate sources of liquidity over the long term, the success of our operations and the global economic outlook, among other factors, could impact our business and liquidity.

Summary of Cash Flow

The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,			2023 vs 2022	2022 vs 2021
(in thousands)	2023	2022	2021	% Change	% Change
Net cash provided by (used in):					
Operating activities	$ (32,863)	$ 5,747	$ 229,153	(672)%	(97)%
Investing activities	$ 121,902	$ (8,388)	$ (143,719)	(1,553)%	(94)%
Financing activities	$ (90,382)	$ (173,269)	$ (9,889)	(48)%	1,652 %

Cash flows from operating activities

Cash used in operating activities of $32.9 million for the year ended December 31, 2023 was primarily attributable to a net loss of $53.2 million, net cash outflows from changes in our working capital of $6.8 million, and a deferred income tax benefit of $17.9 million, partially offset by net cash inflows from other non-cash expenses of $45.0 million. Working capital changes for the year ended December 31, 2023 of $6.8 million were the result of an increase in accounts receivable of $14.5 million, an increase in prepaid expenses and other assets of $7.6 million, a decrease in accounts payable and other liabilities of $4.2 million, and a decrease in deferred revenue of $1.3 million, partially offset by a decrease in inventory of $20.9 million.

Cash flows from investing activities

Cash provided by investing activities of $121.9 million for the year ended December 31, 2023 was primarily attributable to maturities of marketable securities of $149.2 million, partially offset by purchases of marketable securities of $25.8 million and net purchases of property and equipment of $1.5 million.

Cash flows from financing activities

Cash used in financing activities of $90.4 million for the year ended December 31, 2023 was primarily attributable to the repurchase of $50.0 million in aggregate principal amount of the 2025 Notes in exchange for $46.3 million cash, repurchases of our outstanding common stock of $40.0 million and $8.0 million in tax payments for net restricted stock unit (RSU) settlements, partially offset by $3.9 million of cash inflows from stock purchases made through our employee stock purchase plan.

Indemnifications

The information set forth under Note 9 Commitments, contingencies, and guarantees in the Notes to Consolidated Financial Statements under the caption Indemnifications is incorporated herein by reference.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates, assumptions, and judgments that can significantly impact the amounts we report as assets, liabilities, revenue, costs, and expenses and the related disclosures. Note 1 Summary of business and significant accounting policies, to the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K describes the significant accounting policies and methods used in the preparation of the consolidated financial statements. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Our actual results could differ significantly from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance as these policies involve a greater degree of judgment and

complexity. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our board of directors.

Revenue recognition

We derive substantially all of our revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. We recognize revenue when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The transaction price we expect to be entitled to is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

For the sales of our hardware products, including related firmware and free software solutions, revenue is recognized at the time the product is shipped and when collection is considered probable. Subscription and service revenue is recognized primarily from our Premium and Quik subscription offerings sold on GoPro.com and the Quik mobile app, and is recognized ratably over the subscription term, with any payments received in advance of services being rendered recorded in deferred revenue. For customers who purchase products directly from GoPro.com, we retain a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs.

Our camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, (ii) a subscription and service, (iii) the implied right for the customer to receive post contract support after the initial sale (PCS), and (iv) the implicit right to our downloadable free apps and software solutions. PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support. Judgment is required to properly identify the units of accounting for our camera sales arrangements.

For our camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which we separately sell our products, and subscription and service. If a standalone selling price is not directly observable, then we estimate the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide our support, and the amount of time and cost that is allocated to our efforts to develop the undelivered elements. While changes in the allocation of the transaction price among the performance obligations will not affect the amount of total revenue ultimately recognized for a particular camera sale arrangement, any significant change in these allocations could impact the timing of revenue recognition, which could have a material effect on our financial condition and results of operations.

Our standard terms and conditions for non-web-based sales do not allow for product returns other than under warranty. However, we grant limited rights to return product for certain large retailers. Estimates of expected future product returns are recognized at the time of sale based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time, but are sufficiently predictable to allow us to estimate expected future product returns. Actual returns in any future period could differ from our estimates, which could impact the revenue that we report.

We provide our customers with sales incentives through various programs, including cooperative advertising, price protection, marketing development funds and other incentives. Sales incentives are considered to be variable consideration, which we estimate and record as a reduction to revenue at the date of sale. Sales incentives are influenced by historical experience, product sell-through and other factors. Actual sales incentives and their impact on reported revenue could differ from our estimates.

Inventory valuation

Inventory consists of finished goods and component parts, and is stated at the lower of cost or net realizable value on a first-in, first-out basis. Our inventory balances were $106.3 million and $127.1 million as of December 31, 2023 and 2022, respectively. Our assessment of market value requires the use of estimates regarding the net realizable value of our inventory balances, including an assessment of excess or obsolete inventory. We determine excess or obsolete inventory based on multiple factors, including market conditions, an estimate of the future demand for our products within a specified time horizon (generally 12 months), product life cycle status, product development plans and current sales levels.

Income taxes

We are subject to income taxes in the United States and multiple foreign jurisdictions. Our effective tax rates differ from the United States federal statutory rate, primarily due to changes in our valuation allowance, the effect of non-United States operations, deductible and non-deductible stock-based compensation expense, state taxes, federal and state research and development tax credits and other adjustments. Our effective tax rate was 21.5%, 16.3%, and negative 312.0% in 2023, 2022, and 2021, respectively. The calculation of our provision for income taxes involves the use of estimates, assumptions and judgments while taking into account current tax laws, our interpretation of current tax laws and possible outcomes of future tax audits. We review our tax positions quarterly and adjust the balances as new information becomes available.

Each quarter, we assess the recoverability of our existing deferred tax assets under ASC Topic 740. We assess available positive and negative evidence to estimate whether sufficient future taxable income will be generated to use our existing deferred tax assets. In the assessment for the year ended December 31, 2021, we concluded it was more likely than not that our deferred tax assets related to future United States federal and state income taxes will be realizable, therefore, in 2021, the United States federal and state valuation allowances were released. For the period ending December 31, 2023, we continue to believe that it is more likely than not that our United States federal and state and foreign deferred tax assets will be realized and thus, a valuation allowance is not required on our deferred tax assets. We will continue assessing the realizability of the deferred tax assets in each applicable jurisdictions going forward.

Uncertain tax positions. We recognize tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We file annual income tax returns in multiple taxing jurisdictions around the world and a number of years may elapse before an uncertain tax position is audited by the relevant tax authorities and finally resolved. We have established reserves to address potential exposures related to tax positions that could be challenged by tax authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position and we can provide no assurance that the final tax outcome of these matters will not be materially different, we believe that we have adequately reserved for our uncertain tax positions.

Our future effective tax rates could be adversely affected if actual earnings are different than our estimates, by changes in the valuation of our deferred tax assets or liabilities, outcomes resulting from income tax examinations, or by changes or interpretations in tax laws, regulations, or accounting principles.

Impairment of goodwill and long-lived assets

We perform an annual assessment of our goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of our single reporting unit would be less than its carrying value. If we determine that it is more likely than not that the fair value of our single reporting unit is less than its carrying value, we measure the amount of impairment as the amount the carrying value of our single reporting entity exceeds the fair value. If the Company's market capitalization continues to decline or future performance varies from current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future impairment charge, which could have a material adverse effect on our business, financial condition, and results of operations.

Long-lived assets, such as property and equipment, intangible assets subject to amortization, and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated future undiscounted cash flows expected to be generated by the asset group. If it is determined that an asset group is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value.

Recent Accounting Pronouncements

Refer to Recent Accounting Pronouncements in Note 1 Summary of business and significant accounting policies, to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Non-GAAP Financial Measures

We report net income (loss) and diluted net income (loss) per share in accordance with United States generally accepted accounting principles (GAAP) and on a non-GAAP basis. We additionally report non-GAAP adjusted EBITDA. Revenue is presented on a constant currency basis to show performance unaffected by fluctuations in currency exchange rates. We calculate constant currency amounts by translating current period amounts at the prior period's average exchange rate and compare that to current period performance. We use non-GAAP financial measures to help us understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short-term and long-term operational plans. Our management uses and believes that investors benefit from referring to these non-GAAP financial measures in assessing our operating results. These non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the measures prepared in accordance with GAAP, and are not based on any comprehensive set of accounting rules or principles. We believe that these non-GAAP measures, when read in conjunction with our GAAP financials, provide useful information to investors by facilitating:

- the comparability of our on-going operating results over the periods presented;

- the ability to identify trends in our underlying business; and

- the comparison of our operating results against analyst financial models and operating results of other public companies that supplement their GAAP results with non-GAAP financial measures.

These non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. Some of these limitations are:

- adjusted EBITDA does not reflect tax payments that reduce cash available to us;

- adjusted EBITDA excludes depreciation and amortization and, although these are non-cash charges, the property and equipment being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash capital expenditure requirements for such replacements;

- adjusted EBITDA excludes the amortization of point of purchase (POP) display assets because it is a non-cash charge, and is treated similarly to depreciation of property and equipment and amortization of acquired intangible assets;

- adjusted EBITDA and non-GAAP net income (loss) exclude restructuring and other related costs which primarily include severance-related costs, stock-based compensation expenses, manufacturing consolidation charges, facilities consolidation charges recorded in connection with restructuring actions, including right-of-use asset impairment charges (if applicable), and the related ongoing operating lease cost of those facilities recorded under ASC 842, *Leases*. These expenses do not reflect expected future operating expenses and do not contribute to a meaningful evaluation of current operating performance or comparisons to the operating performance in other periods;

- adjusted EBITDA and non-GAAP net income (loss) exclude stock-based compensation expense related to equity awards granted primarily to our workforce. We exclude stock-based compensation expense because

we believe that the non-GAAP financial measures excluding this item provide meaningful supplemental information regarding operational performance. In particular, we note that companies calculate stock-based compensation expense for the variety of award types that they employ using different valuation methodologies and subjective assumptions. These non-cash charges are not factored into our internal evaluation of net income (loss) as we believe their inclusion would hinder our ability to assess core operational performance;

- adjusted EBITDA and non-GAAP net income (loss) excludes any gain or loss on the extinguishment of debt because it is not reflective of ongoing operating results in the period, and the frequency and amount of such gains and losses vary;

- non-GAAP net income (loss) excludes acquisition-related costs including the amortization of acquired intangible assets (primarily consisting of acquired technology), the impairment of acquired intangible assets (if applicable), as well as third-party transaction costs incurred for legal and other professional services. These costs are not factored into our evaluation of potential acquisitions, or of our performance after completion of the acquisitions, because these costs are not related to our core operating performance or reflective of ongoing operating results in the period, and the frequency and amount of such costs vary significantly based on the timing and magnitude of our acquisition transactions and the maturities of the businesses being acquired. Although we exclude the amortization of acquired intangible assets from our non-GAAP net income (loss), management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation;

- non-GAAP net income (loss) excludes non-cash interest expense. Prior to the adoption of ASU 2020-06 in fiscal year 2022, we were required to recognize non-cash interest expense related to the amortization of a debt discount associated with our 2022 Notes and 2025 Notes in accordance with the prior authoritative accounting guidance for convertible debt that may be settled in cash. From fiscal year 2022 and onwards, this debt discount accounting requirement was removed, and as a result, non-cash interest expense will no longer be a reconciling item between GAAP and non-GAAP net income (loss);

- non-GAAP net income (loss) includes income tax adjustments. We utilize a cash-based non-GAAP tax expense approach (based upon expected annual cash payments for income taxes) for evaluating operating performance as well as for planning and forecasting purposes. This non-GAAP tax approach eliminates the effects of period specific items, which can vary in size and frequency and does not necessarily reflect our long-term operations. Historically, we computed a non-GAAP tax rate based on non-GAAP pre-tax income on a quarterly basis, which considered the income tax effects of the adjustments above;

- GAAP and non-GAAP net income (loss) per share includes the dilutive, tax effected cash interest expense associated with our 2022 Notes and 2025 Notes in periods of net income, as if converted at the beginning of the period in connection with the adoption of ASU 2020-06 on January 1, 2022; and

- other companies may calculate these non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

The following tables present a reconciliation of net income (loss) to adjusted EBITDA:

(in thousands)	Three months ended December 31,	
	December 31, 2023	December 31, 2022
Net income (loss)	$ (2,418)	$ 3,073
Income tax benefit	(2,988)	(413)
Interest (income) expense, net	(707)	(486)
Depreciation and amortization	1,159	1,980
POP display amortization	734	490
Stock-based compensation	10,031	9,565
Gain on extinguishment of debt	(3,092)	—
Restructuring and other costs	548	7,805
Adjusted EBITDA	$ 3,267	$ 22,014

(in thousands)	Year ended December 31,				
	2023	2022	2021	2020	2019
Net income (loss)	$ (53,183)	$ 28,847	$ 371,171	$ (66,783)	$ (14,642)
Income tax expense (benefit)	(14,550)	5,606	(281,071)	4,826	(4,428)
Interest (income) expense, net	(5,233)	3,131	22,678	19,993	17,872
Depreciation and amortization	6,160	8,570	10,962	19,065	26,268
POP display amortization	2,015	2,055	2,759	4,176	7,504
Stock-based compensation	41,479	38,991	38,650	29,963	37,188
(Gain) loss on extinguishment of debt	(3,092)	—	—	5,389	—
Restructuring and other costs	(913)	7,554	2,649	26,571	2,196
Adjusted EBITDA	$ (27,317)	$ 94,754	$ 167,798	$ 43,200	$ 71,958

The following tables present a reconciliation of net income (loss) to non-GAAP net income (loss):

(in thousands, except per share data)	Three months ended December 31,			
		2023		2022
Net income (loss)	$	(2,418)	$	3,073
Stock-based compensation		10,031		9,565
Acquisition-related costs		822		—
Restructuring and other costs		548		7,805
Gain on extinguishment of debt		(3,092)		—
Income tax adjustments		(3,467)		647
Non-GAAP net income (loss)	$	2,424	$	21,090
GAAP net income (loss) - basic	$	(2,418)	$	3,073
Add: Interest on convertible notes, tax effected		—		334
GAAP net income (loss) - diluted	$	(2,418)	$	3,407
Non-GAAP net income (loss) - basic	$	2,424	$	21,090
Add: Interest on convertible notes, tax effected		499		334
Non-GAAP net income (loss) - diluted	$	2,923	$	21,424
GAAP diluted net income (loss) per share	$	(0.02)	$	0.02
Non-GAAP diluted net income (loss) per share	$	0.02	$	0.12
GAAP shares for basic net income (loss) per share		151,078		155,340
Add: Effect of dilutive securities		—		16,784
GAAP shares for diluted net income (loss) per share		151,078		172,124
Add: Effect of non-GAAP only dilutive securities		13,541		—
Non-GAAP shares for diluted net income (loss) per share		164,619		172,124

(in thousands)	Year ended December 31,				
	2023	**2022**	**2021**	**2020**	**2019**
Net income (loss)	$ (53,183)	$ 28,847	$ 371,171	$ (66,783)	$ (14,642)
Stock-based compensation	41,479	38,991	38,650	29,963	37,188
Acquisition-related costs	822	47	1,152	4,598	7,818
Restructuring and other costs	(913)	7,554	2,649	26,571	2,196
Non-cash interest expense	—	—	14,208	10,366	8,987
(Gain) loss on extinguishment of debt	(3,092)	—	—	5,389	—
Income tax adjustments	(16,248)	5,484	(281,762)	2,675	(6,292)
Non-GAAP net income (loss)	$ (31,135)	$ 80,923	$ 146,068	$ 12,779	$ 35,255
GAAP net income (loss) - basic	$ (53,183)	$ 28,847	$ 371,171	$ (66,783)	$ (14,642)
Add: Interest on convertible notes, tax effected*	—	3,055	—	—	—
GAAP net income (loss) - diluted	$ (53,183)	$ 31,902	$ 371,171	$ (66,783)	$ (14,642)
Non-GAAP net income (loss) - basic	$ (31,135)	$ 80,923	$ 146,068	$ 12,779	$ 35,255
Add: Interest on convertible notes, tax effected*	—	3,055	—	—	—
Non-GAAP net income (loss) - diluted	$ (31,135)	$ 83,978	$ 146,068	$ 12,779	$ 35,255
GAAP diluted net income (loss) per share	$ (0.35)	$ 0.18	$ 2.27	$ (0.45)	$ (0.10)
Non-GAAP diluted net income (loss) per share	$ (0.20)	$ 0.47	$ 0.90	$ 0.08	$ 0.24
GAAP shares for basic net income (loss) per share	153,348	156,181	154,274	149,037	144,891
Add: Effect of dilutive securities	—	22,098	8,904	—	—
GAAP shares for diluted net income (loss) per share	153,348	178,279	163,178	149,037	144,891
Add: Effect of non-GAAP only dilutive securities	—	—	—	3,096	1,580
Non-GAAP shares for diluted net income (loss) per share	153,348	178,279	163,178	152,133	146,471

* Reflects the use of the if-converted method for our convertible notes, effective January 1, 2022 due to the adoption of ASU 2020-06.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include foreign currency and interest rate risks as follows:

Foreign currency risk. Revenue generated from GoPro.com is denominated in U.S. dollars and various foreign currencies. To date, the majority of our inventory purchases have been denominated in our functional currency of the U.S. dollar. Our operations outside of the United States hold foreign denominated cash balances and incur a majority of their operating expenses in foreign currencies. We therefore have foreign currency risk related to these currencies, which are primarily the Euro, British pound, Australian dollar, Japanese yen, Chinese yuan. Changes in exchange rates, and in particular, a weakening of foreign currencies relative to the U.S. dollar will negatively affect our revenue and operating income as expressed in U.S. dollars.

To date, we have not entered into any foreign currency exchange contracts or derivatives, and we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy.

Interest rate risk. Our exposure to market risk for changes in interest rates primarily relates to our cash and cash equivalents and marketable securities. Our cash equivalents and marketable securities are comprised of money market funds, U.S. treasury securities, commercial paper, government securities and corporate debt securities. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the nature of our investment portfolio, we do not believe that an immediate 10% shift in interest rates would have a material effect on the fair value of our investment portfolio.

The fair value of our 2025 Convertible Senior Notes (2025 Notes) is subject to interest rate risk, market risk and other factors due to the conversion feature. The capped call that was entered into concurrently with the issuance of our 2025 Notes were completed to reduce the potential dilution from the conversion of the 2025 Notes. The fair value of the 2025 Notes will generally increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of the 2025 Notes will generally increase as our Class A common stock price increases and will generally decrease as our Class A common stock price declines. The interest and market value changes affect the fair value of the 2025 Notes but do not impact our financial position, cash flows or results of operations due to the fixed nature of the debt obligation.

Item 8. Financial Statements and Supplementary Data

GoPro, Inc.
Index to consolidated financial statements

The supplementary financial information required by this Item 8, is included in Part II, Item 7 under the caption Results of Operations, which is incorporated herein by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of GoPro, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of GoPro, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Note 1 to the consolidated financial statements, substantially all revenue is derived from the sales of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers. The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. The Company's revenue was $1,005 million for the year ended December 31, 2023.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) evaluating certain revenue transactions by testing the issuance and settlement of invoices and credit memos, tracing transactions not settled to a detailed listing of accounts receivable, and testing the completeness and accuracy of data provided by management; (ii) evaluating, on a sample basis, revenue transactions by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and cash receipts, where applicable; (iii) evaluating, on a sample basis, for certain revenue transactions, the timing of revenue recognition by obtaining and inspecting shipping and delivery documents; (iv) recalculating, on a sample basis, amortization of subscription revenue; (v) evaluating the reasonableness of variable consideration, on a sample basis, by testing credit memos during the year and testing the completeness and accuracy of the data used to determine the year end accrual; and (vi) testing, on a sample basis, outstanding customer invoice balances as of December 31, 2023 by obtaining and inspecting source documents, including sales orders, invoices, shipping and delivery documents, and subsequent cash receipts, where applicable.

/s/ PricewaterhouseCoopers LLP
San Jose, California
February 9, 2024

We have served as the Company's auditor since 2011.

GoPro, Inc.
Consolidated Balance Sheets

(in thousands, except par values)	December 31, 2023	December 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 222,708	$ 223,735
Marketable securities	23,867	143,602
Accounts receivable, net	91,452	77,008
Inventory	106,266	127,131
Prepaid expenses and other current assets	38,298	34,551
Total current assets	482,591	606,027
Property and equipment, net	8,686	13,327
Operating lease right-of-use assets	18,729	21,819
Goodwill	146,459	146,459
Other long-term assets	311,486	289,293
Total assets	$ 967,951	$ 1,076,925
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 102,612	$ 91,648
Accrued expenses and other current liabilities	110,049	118,877
Short-term operating lease liabilities	10,520	9,553
Deferred revenue	55,913	55,850
Total current liabilities	279,094	275,928
Long-term taxes payable	11,199	9,536
Long-term debt	92,615	141,017
Long-term operating lease liabilities	25,527	33,446
Other long-term liabilities	3,670	5,439
Total liabilities	412,105	465,366
Commitments, contingencies and guarantees (Note 9)		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 5,000 shares authorized; none issued	—	—
Common stock and additional paid-in capital, $0.0001 par value, 500,000 Class A shares authorized, 123,638 and 128,629 shares issued and outstanding, respectively; 150,000 Class B shares authorized, 26,259 and 26,259 shares issued and outstanding, respectively	998,373	960,903
Treasury stock, at cost, 26,608 and 16,677 shares, respectively	(193,231)	(153,231)
Accumulated deficit	(249,296)	(196,113)
Total stockholders' equity	555,846	611,559
Total liabilities and stockholders' equity	$ 967,951	$ 1,076,925

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)		Year ended December 31,				
		2023		2022		2021
Revenue	$	1,005,459	$	1,093,541	$	1,161,084
Cost of revenue		681,886		686,713		683,979
Gross profit		323,573		406,828		477,105
Operating expenses:						
Research and development		165,688		139,885		141,494
Sales and marketing		169,578		166,967		156,694
General and administrative		63,770		61,021		65,701
Total operating expenses		399,036		367,873		363,889
Operating income (loss)		(75,463)		38,955		113,216
Other income (expense):						
Interest expense		(4,699)		(6,242)		(22,940)
Other income (expense), net		12,429		1,740		(176)
Total other income (expense), net		7,730		(4,502)		(23,116)
Income (loss) before income taxes		(67,733)		34,453		90,100
Income tax expense (benefit)		(14,550)		5,606		(281,071)
Net income (loss)	$	(53,183)	$	28,847	$	371,171
Net income (loss) per share:						
Basic	$	(0.35)	$	0.18	$	2.41
Diluted	$	(0.35)	$	0.18	$	2.27
Shares used to compute net income (loss) per share:						
Basic		153,348		156,181		154,274
Diluted		153,348		178,279		163,178

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Stockholders' Equity

(in thousands)	Common stock and additional paid-in capital		Treasury stock	Accumulated deficit	Stockholders' equity
	Shares	Amount	Amount		
Balances at December 31, 2020	151,119 $	980,147	$ (113,613)	$ (650,516) $	216,018
Common stock issued under employee benefit plans, net of shares withheld for tax	5,355	7,453	—	—	7,453
Taxes paid related to net share settlements	—	(17,379)	—	—	(17,379)
Stock-based compensation expense	—	38,651	—	—	38,651
Net income	—	—	—	371,171	371,171
Balances at December 31, 2021	156,474 $	1,008,872	$ (113,613)	$ (279,345) $	615,914
Common stock issued under employee benefit plans, net of shares withheld for tax	4,381	4,681	—	—	4,681
Taxes paid related to net share settlements	—	(13,410)	—	—	(13,410)
Stock-based compensation expense	—	38,991	—	—	38,991
Repurchase of outstanding common stock	(5,967)	(1)	(39,618)	—	(39,619)
Cumulative effect of adoption of new accounting standard	—	(78,230)	—	54,385	(23,845)
Net income	—	—	—	28,847	28,847
Balances at December 31, 2022	154,888 $	960,903	$ (153,231)	$ (196,113) $	611,559
Common stock issued under employee benefit plans, net of shares withheld for tax	4,940	3,999	—	—	3,999
Taxes paid related to net share settlements	—	(8,008)	—	—	(8,008)
Stock-based compensation expense (Note 6)	—	41,479	—	—	41,479
Repurchase of outstanding common stock	(9,931)	—	(40,000)		(40,000)
Net loss	—	—	—	(53,183)	(53,183)
Balances at December 31, 2023	149,897 $	998,373	$ (193,231)	$ (249,296) $	555,846

The accompanying notes are an integral part of these consolidated financial statements.

GoPro, Inc.
Consolidated Statements of Cash Flows

(in thousands)	Year ended December 31,		
	2023	2022	2021
Operating activities:			
Net income (loss)	$ (53,183)	$ 28,847	$ 371,171
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	6,160	8,570	10,962
Non-cash operating lease cost	3,090	5,501	4,240
Stock-based compensation	41,479	38,991	38,650
Deferred income taxes	(17,891)	2,710	(273,541)
Non-cash restructuring charges	—	228	(99)
Non-cash interest expense	—	—	14,208
Gain on extinguishment of debt	(3,092)	—	—
Other	(2,600)	1,022	2,243
Changes in operating assets and liabilities:			
Accounts receivable, net	(14,478)	37,829	(8,142)
Inventory	20,865	(40,722)	11,505
Prepaid expenses and other assets	(7,649)	7,922	(17,513)
Accounts payable and other liabilities	(4,226)	(97,112)	56,262
Deferred revenue	(1,338)	11,961	19,207
Net cash provided by (used in) operating activities	(32,863)	5,747	229,153
Investing activities:			
Purchases of property and equipment, net	(1,520)	(3,447)	(5,545)
Purchases of marketable securities	(25,782)	(165,590)	(146,515)
Maturities of marketable securities	149,204	160,649	8,341
Net cash provided by (used in) investing activities	121,902	(8,388)	(143,719)
Financing activities:			
Proceeds from issuance of common stock	3,876	4,760	7,490
Taxes paid related to net share settlement of equity awards	(8,008)	(13,410)	(17,379)
Repurchase of outstanding common stock	(40,000)	(39,619)	—
Payment to partially repurchase 2025 convertible senior notes	(46,250)	—	—
Repayment of debt	—	(125,000)	—
Net cash used in financing activities	(90,382)	(173,269)	(9,889)
Effect of exchange rate changes on cash and cash equivalents	316	(1,442)	(2,112)
Net change in cash and cash equivalents	(1,027)	(177,352)	73,433
Cash and cash equivalents at beginning of period	223,735	401,087	327,654
Cash and cash equivalents at end of period	$ 222,708	$ 223,735	$ 401,087
Supplementary cash flow disclosure:			
Cash paid for interest	$ 1,976	$ 4,258	$ 6,127
Cash paid (refunded) for income taxes, net	$ (537)	$ 2,100	$ 810

Non-cash investing and financing activities:

Purchases of property and equipment included in accounts payable and accrued liabilities	$	214	$	215	$	587

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of business and significant accounting policies

GoPro, Inc. and its subsidiaries (GoPro or the Company) make it easy for the world to capture and share itself in immersive and exciting ways, helping people get the most out of their photos and videos. The Company is committed to developing solutions that create an easy, seamless experience for consumers to capture, create, manage and share engaging personal content. To date, the Company's cameras, mountable and wearable accessories, subscription and service, and implied post contract support have generated substantially all of its revenue. The Company sells its products globally on its website, and through retailers and wholesale distributors. The Company's global corporate headquarters are located in San Mateo, California.

Basis of presentation. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (GAAP) for financial information set forth in the Accounting Standards Codification (ASC), as published by the Financial Accounting Standards Board (FASB), and with the applicable rules and regulations of the Securities and Exchange Commission (SEC). The Company's fiscal year ends on December 31, and its fiscal quarters end on March 31, June 30, and September 30.

The consolidated financial statements reflect all adjustments, which are normal and recurring in nature, that management believes are necessary for the fair statement of the Company's financial statements, but are not necessarily indicative of the results expected for any other future period.

Principles of consolidation. These consolidated financial statements include all the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates. The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company's consolidated financial statements and accompanying notes. Significant estimates and assumptions made by management include those related to revenue recognition and the allocation of the transaction price (including sales incentives, sales returns, and implied post contract support), inventory valuation, product warranty liabilities, the valuation, impairment and useful lives of long-lived assets (property and equipment, operating lease right-of-use assets, intangible assets and goodwill), fair value of convertible senior notes, and income taxes. The Company bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from management's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be affected.

Comprehensive income (loss). For all periods presented, comprehensive income (loss) approximated net income (loss). Therefore, the Consolidated Statements of Comprehensive Income (Loss) have been omitted.

Cash equivalents and marketable securities. Cash equivalents consist of investments in money market funds with maturities of three months or less from the date of purchase. Marketable securities consist of U.S. treasury securities, commercial paper, government securities and corporate debt securities, and are classified as available-for-sale securities. The Company views these securities as available to support current operations and has classified all available-for-sale securities as current assets. Available-for-sale securities are carried at fair value with unrealized gains and losses, if any, included in stockholders' equity. Unrealized gains and losses are charged against other income (expense), net, for declines in fair value below the cost of an individual investment that is deemed to be other than temporary. The Company has not identified any marketable securities as other-than-temporarily impaired for the periods presented. The cost of securities sold is based upon a specific identification method.

Accounts receivable. Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. Allowances are recorded based on the Company's assessment of various factors, such as: historical experience, credit quality of its customers, age of the accounts receivable balances, geographic related risks, economic conditions and other factors that may affect a customer's ability to pay. The allowance for doubtful accounts as of December 31, 2023 and 2022, was $0.5 million and $0.4 million, respectively.

Inventory. Inventory consists of finished goods and component parts, which are purchased directly from contract manufacturers or from suppliers. Inventory is stated at the lower of cost or net realizable value on a first-in, first-out basis. The Company writes down its inventory for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and estimated market value plus the estimated cost to sell. The Company's assessment of market value is based upon assumptions around market conditions and estimated future demand for its products within a specified time horizon, generally 12 months, product life cycle status, product development plans and current sales levels. Adjustments to reduce inventory to net realizable value are recognized in cost of revenue.

Point of purchase (POP) displays. The Company provides retailers with POP displays, generally free of charge, in order to facilitate the marketing of the Company's products within retail stores. The POP displays contain a display that broadcasts video images taken by GoPro cameras along with product placement available for cameras and accessories. POP display costs are capitalized as long-term assets and charged to sales and marketing expense over the expected period of benefit, which generally ranges from 24 to 36 months. Cash outflows and amortization related to POP displays are classified as operating activities in the Consolidated Statement of Cash Flows.

Property and equipment, net. Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful life of the assets, ranging from one to nine years. Leasehold improvements are amortized over the shorter of the lease term or their expected useful life. Property and equipment pending installation, configuration or qualification are classified as construction in progress. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The Company estimates and categorizes the fair value of its financial assets by applying the following hierarchy:

Level 1	Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to directly access.
Level 2	Valuations based on quoted prices for similar assets or liabilities; valuations for interest-bearing securities based on non-daily quoted prices in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
Level 3	Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Leases. The Company leases its office space and facilities under cancelable and non-cancelable operating leases. Operating leases are presented as operating lease right-of-use (ROU) assets, short-term operating lease liabilities and long-term operating lease liabilities on the Company's Consolidated Balance Sheets. ROU assets represent the Company's right to control the use of an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease.

Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of future lease payments. The Company determines its incremental borrowing rate based on the approximate rate at which the Company would borrow, on a secured basis, to calculate the present value of future lease payments. Lease expenses are recognized on a straight-line basis over the lease term. Certain leases include an option to renew with terms that can extend the lease term from one to five years. The exercise of a lease renewal option is at the Company's sole discretion and is included in the lease term when the Company is reasonably certain it will exercise the option.

Goodwill and acquired intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Acquired intangible assets other than goodwill are amortized over their useful lives unless the lives are determined to be indefinite. For intangible assets acquired in

a business combination, the determination of the estimated fair values of the assets received involves significant judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future, technology obsolescence, and the appropriated weighted-average cost of capital. Valuation approaches consistent with the market approach, income approach and/or cost approach are used to measure fair value.

Impairment of goodwill and long-lived assets. The Company performs an annual assessment of its goodwill during the fourth quarter of each calendar year or more frequently if indicators of potential impairment exist, such as an adverse change in business climate or a decline in the overall industry demand, that would indicate it is more likely than not that the fair value of its single reporting unit is less than its carrying value. Based on the Company's assessment as of December 31, 2023, and despite the reduction in the Company's market capitalization during the second half of 2023, the Company did not record any impairment of goodwill for any periods presented. If the Company's market capitalization continues to decline or future performance varies from current expectations, assumptions, or estimates, including assumptions related to current macroeconomic uncertainties, this may trigger a future impairment charge, which could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company will continue to monitor developments, including updates to the Company's financial forecasts and the Company's market capitalization. Other indefinite-lived intangible assets are assessed for impairment at least annually. If their carrying value exceeds the estimated fair value, the difference is recorded as an impairment.

Long-lived assets, such as property and equipment, intangible assets subject to amortization, and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount to the estimated future undiscounted cash flows expected to be generated by the asset group. If it is determined that an asset group is not recoverable, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value. The Company did not record any impairment charges in 2023, 2022, or 2021.

Warranty. The Company records a liability for estimated product warranty costs at the time product revenue is recognized. The Company's standard warranty obligation to its end-users generally provides a 12-month warranty coverage on all of its products except in the European Union where the Company provides a 24-month warranty. The Company also offers extended warranty programs for a fee. The Company's estimate of costs to service its warranty obligations is based on its historical experience of repair and replacement of the associated products and expectations of future conditions. The warranty obligation is affected by product failure rates and the related use of materials, labor costs and freight incurred in correcting any product failure.

Convertible Senior Notes. In April 2017, the Company issued $175.0 million aggregate principal amount of 3.50% Convertible Senior Notes due April 15, 2022 (2022 Notes). In November 2020, the Company issued $143.8 million aggregate principal amount of 1.25% Convertible Senior Notes due November 15, 2025 (2025 Notes). Concurrently with the issuance of the 2025 Notes, the Company used a portion of the net proceeds to repurchase part of the 2022 Notes. The Company repaid the remaining principal amount of $125.0 million of the 2022 Notes and $2.2 million in interest on the 2022 Notes at maturity on April 15, 2022. In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes. This partial extinguishment of the 2025 Notes resulted in a gain of $3.1 million recognized in the fourth quarter of 2023. See Note 4 Financing arrangements for additional details.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This accounting standard update, which was adopted effective January 1, 2022, had a significant impact on the ongoing accounting of the 2022 and 2025 Convertible Senior Notes. Due to the adoption of this accounting standard update under the modified retrospective method, prior periods were not restated. Refer to Note 4 Financing arrangements section below for additional details on the adoption of this accounting standard update.

The Company accounts for its 2022 Notes and 2025 Notes in accordance with ASC 470-20, *Debt with Conversion and Other Options*. The Company's 2022 Notes and 2025 Notes have a net settlement feature and may be settled

wholly or partially in cash upon conversion. Therefore, the Company calculates the potential dilutive effect of its 2022 Notes and 2025 Notes under the if-converted method. The Company classifies its 2022 Notes and 2025 Notes as debt. Debt issuance costs are also classified as debt and amortized as interest expense.

Revenue recognition. The Company derives substantially all of its revenue from the sale of cameras, mounts, accessories, subscription and service, and implied post contract support to customers. The transaction price recognized as revenue represents the consideration the Company expects to be entitled to and is primarily comprised of product revenue, net of returns and variable consideration, which includes sales incentives provided to customers.

The Company's camera sales contain multiple performance obligations that can include the following four separate obligations: (i) a camera hardware component (which may be bundled with hardware accessories) and the embedded firmware essential to the functionality of the camera component delivered at the time of sale, (ii) a subscription and service, (iii) the implied right for the customer to receive post contract support after the initial sale (PCS), and (iv) the implicit right to the Company's downloadable free apps and software solutions. The Company's PCS includes the right to receive, on a when and if available basis, future unspecified firmware upgrades and features as well as bug fixes, and email, chat, and telephone support.

The Company recognizes revenue from its sales arrangements when control of the promised goods or services are transferred to its customers, in an amount that reflects the amount of consideration expected to be received in exchange for the transferred goods or services. For the sale of hardware products, including related firmware and free software solutions, revenue is recognized when transfer of control occurs at a point in time, which generally is at the time the hardware product is shipped and collection is considered probable. For customers who purchase products directly from GoPro.com, the Company retains a portion of the risk of loss on these sales during transit, which are accounted for as fulfillment costs. For PCS, revenue is recognized ratably over 24 months, which represents the estimated period PCS is expected to be provided based on historical experience.

The Company's subscription and service revenue is recognized primarily from its Premium and Quik subscription offerings and is recognized ratably over the subscription term, with any payments received in advance of services rendered recorded as deferred revenue. The Company launched a Premium+ subscription in February 2024, which includes cloud storage up to 500 gigabytes (GB) of non-GoPro content, HyperSmooth Pro, and the features included in the Premium subscription. The Company's Premium subscription offers a range of services, including unlimited cloud storage of GoPro content supporting source video and photo quality, damaged camera replacement, cloud storage up to 25 GB of non-GoPro content, Quik desktop editing tools, which was launched in February 2024, highlight videos automatically delivered via the Company's mobile app when GoPro camera footage is uploaded to a GoPro cloud account using Auto Upload, access to a high-quality live streaming service on GoPro.com as well as discounts on GoPro cameras, gear, mounts and accessories. The Company also offers the Quik subscription that provides access to a suite of simple single-clip and multi-clip editing tools.

For the Company's camera sale arrangements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are based on observable prices at which the Company separately sells its products, and subscription and service. If a standalone selling price is not directly observable, then the Company estimates the standalone selling prices considering market conditions and entity-specific factors. For example, the standalone selling price for PCS is determined based on a cost-plus approach, which incorporates the level of support provided to customers, estimated costs to provide such support, and the amount of time and costs that are allocated to efforts to develop the undelivered elements.

The Company's standard terms and conditions of sale for non-web-based sales do not allow for product returns other than under warranty. However, the Company grants limited rights of return, primarily to certain large retailers. The Company reduces revenue and cost of sales for the estimated returns based on analyses of historical return trends by customer class and other factors. An estimated return liability along with a right to recover assets are recorded for future product returns. Return trends are influenced by product life cycles, new product introductions, market acceptance of products, product sell-through, the type of customer, seasonality, and other factors. Return rates may fluctuate over time but are sufficiently predictable to allow the Company to estimate expected future product returns.

The Company provides sales commissions to internal and external sales representatives which are earned in the period in which revenue is recognized. As a result, the Company expenses sales commissions as incurred.

Deferred revenue as of December 31, 2023 and 2022, includes amounts related to the Company's subscriptions and PCS. The Company's short-term and long-term deferred revenue balances totaled $59.1 million and $60.4 million as of December 31, 2023 and 2022, respectively. During the year ended December 31, 2023 and 2022, the Company recognized $57.2 million and $43.1 million of revenue that was included in the deferred revenue balance as of December 31, 2022 and 2021, respectively.

Sales incentives. The Company offers sales incentives through various programs, including cooperative advertising, price protection, marketing development funds, and other incentives. Sales incentives are considered to be variable consideration, which the Company estimates and records as a reduction to revenue at the date of sale. The Company estimates sales incentives based on historical experience, product sell-through, and other factors.

Shipping costs. Amounts billed to customers for shipping and handling are classified as revenue, and the Company's related shipping and handling costs incurred are classified as cost of revenue.

Sales taxes. Sales taxes collected from customers and remitted to respective governmental authorities are recorded as liabilities and are not included in revenue.

Advertising costs. Advertising costs consist of costs associated with print, television, and e-commerce media advertisements and are expensed as incurred. The Company incurs promotional expenses resulting from payments under event, resort, and athlete sponsorship contracts. These sponsorship arrangements are considered to be executory contracts and, as such, the costs are expensed as performance under the contract is received. The costs associated with the preparation of sponsorship activities, including the supply of GoPro products, media team support, and activation fees are expensed as incurred. Prepayments made under sponsorship agreements are included in prepaid expenses or other long-term assets depending on the period to which the prepayment applies. Advertising costs were $44.1 million, $40.8 million, and $35.8 million in 2023, 2022, and 2021, respectively.

Stock-based compensation. Stock-based awards granted to qualified employees, non-employee directors and consultants are measured at fair value and recognized as an expense. The Company primarily issues restricted stock units and accounts for forfeitures as they occur. For service-based awards, stock-based compensation is recognized on a straight-line basis over the requisite service period. For performance and market-based awards which also require a service period, the Company uses graded vesting over the longer of the derived service period or when the performance or market condition is satisfied.

Foreign currency. The U.S. dollar is the functional currency of the Company's foreign subsidiaries. The Company remeasures monetary assets or liabilities denominated in currencies other than the U.S. dollar using exchange rates prevailing on the balance sheet date, and non-monetary assets and liabilities at historical rates. Foreign currency remeasurement and transaction gains and losses are included in other income (expense), net and have not been material for any periods presented.

Income taxes. The Company utilizes the asset and liability method for computing its income tax provision, under which, deferred tax assets and liabilities are recognized for the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. Management makes estimates, assumptions, and judgments to determine the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income in each tax jurisdiction and, to the extent the Company believes recovery is not likely, establishes a valuation allowance.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within income tax expense.

Segment information. The Company operates as one operating segment as it only reports financial information on an aggregate and consolidated basis to its Chief Executive Officer, who is the Company's chief operating decision maker.

Recent accounting standards

Standard	Description	Company's date of adoption	Effect on the consolidated financial statements or other significant matters
Standards not yet adopted			
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ASU No. 2023-07	This standard is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses on an interim and annual basis. Additionally, this standard would require that a public entity that has a single reportable segment provide all the disclosures required by the standard and all existing segment disclosures in Topic 280. This standard is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The standard requires retrospective application.	January 1, 2024	The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures.
Income Taxes (Topic 740): Improvements to Income Tax Disclosures ASU No. 2023-09	This standard requires reporting companies to break out income tax expense and a tax rate reconciliation in more detail. This standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The standard requires prospective transition with the option to apply retrospectively.	January 1, 2025	The Company is currently evaluating the impact of adopting this standard on its financial statements and related disclosures.

Although there are several other new accounting standards issued or proposed by the FASB, which the Company has adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial statements.

2. Fair value measurements

The Company's assets that are measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows:

(in thousands)	December 31, 2023			December 31, 2022		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents [(1)]:						
Money market funds	$ 152,760	$ —	$ 152,760	$ 138,394	$ —	$ 138,394
Total cash equivalents	$ 152,760	$ —	$ 152,760	$ 138,394	$ —	$ 138,394
Marketable securities:						
U.S. treasury securities	$ —	$ 7,962	$ 7,962	$ —	$ 14,716	$ 14,716
Commercial paper	—	7,942	7,942	—	87,436	87,436
Corporate debt securities	—	3,978	3,978	—	29,637	29,637
Government securities	—	3,985	3,985	—	11,813	11,813
Total marketable securities	$ —	$ 23,867	$ 23,867	$ —	$ 143,602	$ 143,602

[(1)] Included in cash and cash equivalents in the accompanying Consolidated Balance Sheets. Cash balances were $69.9 million and $85.3 million as of December 31, 2023 and 2022, respectively.

Cash equivalents are classified as Level 1 because the Company uses quoted market prices to determine their fair value. Marketable securities are classified as Level 2 because the Company uses alternative pricing sources and models utilizing market observable inputs to determine their fair value. The contractual maturities of available-for-sale marketable securities as of December 31, 2023 were all less than one year in duration. At December 31, 2023 and 2022, the Company had no financial assets or liabilities measured at fair value on a recurring basis that were classified as Level 3, which are valued based on inputs supported by little or no market activity.

At December 31, 2023 and 2022, the amortized cost of the Company's cash equivalents and marketable securities approximated their fair value and there were no material realized or unrealized gains or losses, either individually or in the aggregate.

In November 2020, the Company issued $143.8 million principal amount of Convertible Senior Notes due 2025 (2025 Notes) (see Note 4 Financing arrangements). In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes. The estimated fair value of the 2025 Notes is based on quoted market prices of the Company's instruments in markets that are not active and are classified as Level 2 within the fair value hierarchy. The Company estimated the fair value of the 2025 Notes by evaluating quoted market prices and calculating the upfront cash payment a market participant would require to assume these obligations. The calculated fair value of the 2025 Notes was $82.3 million and $130.1 million as of December 31, 2023 and 2022, respectively. The calculated fair value is highly correlated to the Company's stock price and as a result, significant changes to the Company's stock price will have a significant impact on the calculated fair value of the 2025 Notes.

For certain other financial assets and liabilities, including accounts receivable, accounts payable and other current assets and liabilities, the carrying amounts approximate their fair value primarily due to the relatively short maturity of these balances.

The Company also measures certain non-financial assets at fair value on a nonrecurring basis, primarily goodwill, intangible assets, and operating lease right-of-use assets, in connection with periodic evaluations for potential impairment.

3. Consolidated financial statement details

The following section provides details of selected balance sheet items.

Inventory

(in thousands)	December 31, 2023	December 31, 2022
Components	$ 20,311	$ 38,400
Finished goods	85,955	88,731
Total inventory	$ 106,266	$ 127,131

Property and equipment, net

(in thousands)	Useful life (in years)	December 31, 2023	December 31, 2022
Leasehold improvements	1–9	$ 23,818	$ 32,472
Production, engineering, and other equipment	4	38,574	46,475
Tooling	1–2	5,678	9,033
Computers and software	2	13,896	17,258
Furniture and office equipment	3	4,575	4,879
Tradeshow equipment and other	2–5	1,502	1,664
Construction in progress		83	59
Gross property and equipment		88,126	111,840
Less: Accumulated depreciation and amortization		(79,440)	(98,513)
Property and equipment, net		$ 8,686	$ 13,327

Depreciation expense was $6.2 million, $8.5 million, and $9.8 million in 2023, 2022, and 2021, respectively. In 2022, the Company recorded accelerated depreciation charges in connection with its plans to vacate certain manufacturing facilities as disclosed in Note 11 Restructuring charges.

Other long-term assets

(in thousands)	December 31, 2023	December 31, 2022
Long-term deferred tax assets	$ 296,984	$ 279,045
Deposits and other	8,233	8,435
Point of purchase (POP) displays	6,254	1,798
Intangible assets, net	15	15
Other long-term assets	$ 311,486	$ 289,293

Intangible assets are comprised of purchased technology, which had a useful life between 20-72 months, and an indefinite life asset. Amortization expense was zero, $0.1 million, and $1.2 million in 2023, 2022, and 2021, respectively. As of December 31, 2023, and 2022, all of the Company's purchased technology intangible assets were fully amortized.

Amortization expense for POP displays was $2.0 million, $2.1 million, and $2.8 million in 2023, 2022, and 2021, respectively.

Accrued expenses and other current liabilities

(in thousands)	December 31, 2023	December 31, 2022
Accrued sales incentives	$ 42,752	$ 41,662
Accrued liabilities [1]	21,214	35,853
Employee related liabilities	18,969	11,261
Warranty liabilities	8,270	7,825
Return liability	6,389	6,002
Customer deposits	1,933	3,428
Inventory received	1,745	233
Purchase order commitments	899	782
Other	7,878	11,831
Accrued expenses and other current liabilities	$ 110,049	$ 118,877

[1] See Note 11 Restructuring charges for amounts associated with restructuring liabilities.

Product warranty

(in thousands)	Year ended December 31,					
		2023		2022		2021
Beginning balance	$	8,319	$	8,842	$	8,523
Charged to cost of revenue		19,724		18,573		16,641
Settlement of warranty claims		(19,284)		(19,096)		(16,322)
Warranty liability	$	8,759	$	8,319	$	8,842

At December 31, 2023 and 2022, $8.3 million and $7.8 million, respectively, of the warranty liability was recorded as a component of accrued expenses and other current liabilities, and $0.5 million and $0.5 million, respectively, was recorded as a component of other long-term liabilities.

4. Financing arrangements

2021 Credit Facility

In January 2021, the Company entered into a Credit Agreement which provides for a revolving credit facility (2021 Credit Facility) under which the Company may borrow up to an aggregate amount of $50.0 million. In March 2023, the Company amended the 2021 Credit Agreement (collectively, the 2021 Credit Agreement). The 2021 Credit Agreement will terminate and any outstanding borrowings become due and payable on the earlier of (i) January 2027 and (ii) unless the Company has cash in a specified deposit account in an amount equal to or greater than the amount required to repay the Company's 1.25% convertible senior notes due November 2025, 91 days prior to the maturity date of such convertible notes.

The amount that may be borrowed under the 2021 Credit Agreement may be based on a customary borrowing base calculation if the Company's Asset Coverage Ratio is at any time less than 1.50. The Asset Coverage Ratio is defined as the ratio of (i) the sum of (a) the Company's cash and cash equivalents in the United States plus specified percentages of other qualified debt investments (Qualified Cash) plus (b) specified percentages of the net book values of the Company's accounts receivable and certain inventory to (ii) $50.0 million.

Borrowed funds accrue interest at the greater of (i) a per annum rate equal to the base rate plus a margin of from 0.50% to 1.00% depending on the Company's Asset Coverage Ratio or (ii) a per annum rate equal to the Secured Overnight Financing Rate plus a 10 basis point premium and a margin of from 1.50% to 2.00% depending on the Company's Asset Coverage Ratio. The Company is required to pay a commitment fee on the unused portion of the 2021 Credit Facility of 0.25% per annum. Amounts owed under the 2021 Credit Agreement are guaranteed by certain of the Company's United States subsidiaries and secured by a first priority security interest in substantially all of the assets of the Company and certain of its subsidiaries (other than intellectual property, which is subject to a negative pledge restricting grants of security interests to third parties).

The 2021 Credit Agreement contains customary representations, warranties, and affirmative and negative covenants. The negative covenants include restrictions on the incurrence of liens and indebtedness, certain investments, dividends, stock repurchases, and other matters, all subject to certain exceptions. In addition, the Company is required to maintain Liquidity (the sum of unused availability under the credit facility and the Company's Qualified Cash) of at least $55.0 million (of which at least $40.0 million shall be attributable to Qualified Cash), or, if the borrowing base is then in effect, minimum unused availability under the credit facility of at least $10.0 million. The 2021 Credit Agreement also includes customary events of default that include, among other things, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violation of certain covenants, cross default to certain other indebtedness, bankruptcy and insolvency events, material judgments and change of control. Upon an event of default, the lender may, subject to customary cure rights, require the immediate payment of all amounts outstanding.

At December 31, 2023, the Company was in compliance with all financial covenants contained in the 2021 Credit Agreement and has made no borrowings from the 2021 Credit Facility to date. However, there is an outstanding

letter of credit under the 2021 Credit Agreement of $5.2 million for certain duty-related requirements. This was not collateralized by any cash on hand.

Convertible Notes

2025 Convertible Notes

In November 2020, the Company issued $125.0 million aggregate principal amount of 1.25% Convertible Senior Notes due 2025 and granted an option to the initial purchasers to purchase up to an additional $18.8 million aggregate principal amount of the 2025 Notes to cover over-allotments, of which $18.8 million was subsequently exercised during November 2020, resulting in a total issuance of $143.8 million aggregate principal amount of the 2025 Notes. The 2025 Notes are senior, unsecured obligations of the Company and mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock under certain circumstances. The 2025 Notes are convertible into cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election, at an initial conversion rate of 107.1984 shares of Class A common stock per $1,000 principal amount of the 2025 Notes, which is equivalent to an initial conversion price of approximately $9.3285 per share of common stock, subject to adjustment. The Company pays interest on the 2025 Notes semi-annually in arrears on May 15 and November 15 of each year.

The Company may redeem all or any portion of the 2025 Notes on or after November 20, 2023 for cash if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides the redemption notice, at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed, plus accrued interest and unpaid interest to, but excluding the redemption date. No sinking fund is provided for the 2025 Notes. The indenture includes customary terms and covenants, including certain events of default after which the 2025 Notes may be due and payable immediately.

Holders have the option to convert the 2025 Notes in multiples of $1,000 principal amount at any time prior to August 15, 2025, but only in the following circumstances:

- during any calendar quarter beginning after the calendar quarter ending on March 31, 2021, if the last reported sale price of Class A common stock for at least 20 trading days (whether or not consecutive) during the last 30 consecutive trading days of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price of the 2025 Notes on each applicable trading day;

- during the five-business day period following any five consecutive trading day period in which the trading price for the 2025 Notes is less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate for the 2025 Notes on each such trading day;

- if the Company calls any or all of the 2025 Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately before the redemption date; or

- upon the occurrence of specified corporate events.

At any time on or after August 15, 2025 until the second scheduled trading day immediately preceding the maturity date of the 2025 Notes on November 15, 2025, a holder may convert its 2025 Notes, in multiples of $1,000 principal amount. Holders of the 2025 Notes who convert their 2025 Notes in connection with a make-whole fundamental change (as defined in the indenture) are, under certain circumstances, entitled to an increase in the conversion rate. In addition, in the event of a fundamental change prior to the maturity date, holders will, subject to certain conditions, have the right, at their option, to require the Company to repurchase for cash all or part of the 2025 Notes at a repurchase price equal to 100% of the principal amount of the 2025 Notes to be repurchased, plus accrued and unpaid interest up to, but excluding, the repurchase date. During the year ended December 31, 2023, the conditions allowing holders of the 2025 Notes to convert were not met.

In connection with the offering of the 2025 Notes, the Company paid $10.2 million to enter into privately negotiated capped call transactions with certain financial institutions (Capped Calls). The Capped Calls have an initial strike price of $9.3285 per share, which corresponds to the initial conversion price of the 2025 Notes. The Capped Calls cover, subject to anti-dilution adjustments substantially similar to those applicable to the conversion

rate of the 2025 Notes, the number of Class A common stock initially underlying the 2025 Notes. The Capped Calls are generally expected to reduce potential dilution to the Company's Class A common stock upon any conversion of the 2025 Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted 2025 Notes, as the case may be, with such reduction and/or offset subject to a cap, initially equal to $12.0925, and is subject to certain adjustments under the terms of the Capped Call transactions. The Capped Calls will expire in November 2025, if not exercised earlier.

The Capped Calls are subject to adjustment upon the occurrence of specified extraordinary events affecting the Company, including merger events, tender offers, and announcement events. In addition, the Capped Calls are subject to certain specified additional disruption events that may give rise to a termination of the Capped Calls, including nationalization, insolvency or delisting, changes in law, failures to deliver, insolvency filings and hedging disruptions. For accounting purposes, the Capped Calls are separate transactions, and not part of the terms of the 2025 Notes. As these transactions meet certain accounting criteria, the Capped Calls are recorded in stockholders' equity as a reduction to additional paid-in capital and will not be remeasured as long as they continue to meet certain accounting criteria.

2022 Convertible Notes

In April 2017, the Company issued $175.0 million aggregate principal amount of 3.50% Convertible Senior Notes due 2022 (2022 Notes), which were repaid in full by their April 15, 2022 maturity date. The 2022 Notes were senior, unsecured obligations of the Company that could be converted into cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election, based on conversion rates as defined in the indenture. Concurrently with the November 2020 issuance of the 2025 Notes, the Company used $56.2 million of the net cash proceeds from the 2025 Notes to repurchase $50.0 million in aggregate principal amount of the 2022 Notes through a single, privately negotiated transaction. On April 15, 2022, the Company repaid the remaining $125.0 million of principal and $2.2 million of accrued interest in cash to the debt holders to fully settle the 2022 Notes on the maturity date.

Accounting for the 2022 and 2025 Convertible Notes

Pre adoption of ASU 2020-06

The 2022 and 2025 Convertible Notes were separated into liability and equity components for accounting purposes. The carrying amounts of the liability component were initially calculated by measuring the fair value of similar liabilities that do not have associated convertible features. The carrying amounts of the equity component representing the conversion option were determined by deducting the fair value of the liability component from the par value of the respective Convertible Senior Notes. This difference represents the debt discount that was amortized to interest expense over the respective terms of the 2022 Notes and 2025 Notes using the effective interest rate method. Upon issuance, the carrying amounts of the liability component from the issuance of the 2022 Notes and the 2025 Notes of $128.3 million and $106.9 million, respectively were recorded in long-term debt on the Consolidated Balance Sheets. The carrying amounts of the equity component representing the conversion option was determined to be $46.7 million and $36.9 million for the 2022 Notes and 2025 Notes, respectively, upon issuance. The equity component was recorded in additional paid-in-capital and was not remeasured so long as it continued to meet the conditions for equity classification.

The liability component was accreted over the debt term up to the face value of the 2022 Notes of $175.0 million and 2025 Notes of $143.8 million, which resulted in non-cash interest expense being recognized in the Consolidated Statements of Operations. The accretion of the 2022 Notes and 2025 Notes to par to long-term debt was amortized into interest expense over the term of the 2022 Note and 2025 Notes using an effective interest rate of approximately 10.5% and 7.5%, respectively.

In accounting for the debt issuance costs of $5.7 million and $4.7 million related to the 2022 Notes and 2025 Notes, respectively, the Company allocated each of the total amounts incurred to the liability and equity components of the 2022 Notes and 2025 Notes based on their relative values. Issuance costs attributable to the liability component of the 2022 Notes were $4.2 million upon issuance and were amortized, along with the debt discount, to interest expense over the contractual term of the 2022 Notes at an effective interest rate of 10.5%. Issuance costs attributable to the liability component of the 2025 Notes were $3.5 million upon issuance and were amortized, along with the debt discount, to interest expense over the contractual term of the 2025 Notes at an

effective interest rate of 7.5%. Issuance costs attributable to the equity component were $1.5 million and $1.2 million for the 2022 Notes and 2025 Notes, respectively, and were netted against the equity component representing the conversion option in additional paid-in-capital.

Post adoption of ASU 2020-06

On January 1, 2022, the Company adopted ASU 2020-06 based on the modified retrospective transition method. Under such transition, prior period information has not been retrospectively adjusted. Upon adoption of ASU 2020-06, the Company is no longer recording the conversion feature of its 2022 Notes and 2025 Notes in equity. Instead, the Company combined the previously separated equity component with the liability component, which together are now classified as debt, thereby eliminating the subsequent amortization of the debt discount as interest expense. Similarly, the portion of debt issuance costs previously allocated to equity was reclassified to debt and amortized as interest expense. Accordingly, the Company recorded a decrease to additional paid-in-capital of $78.2 million, a decrease to accumulated deficit of $47.1 million, and an increase to the debt balance of the 2022 Notes and 2025 Notes of $2.3 million and $28.8 million, respectively. In addition, the Company recorded the reversal of U.S. deferred tax liabilities (net) of $7.3 million associated with the 2022 Notes and 2025 Notes upon the adoption of ASU 2020-06, with a corresponding decrease to accumulated deficit for the same amount.

2022 Convertible Notes

For the year ended December 31, 2023, 2022, and 2021, the Company recorded interest expense of zero, $1.3 million, and $4.4 million for contractual coupon interest, and zero, $0.2 million, and $0.6 million for amortization of debt issuance costs. As of December 31, 2022, the effective interest rate, which is calculated as the contractual interest rate adjusted for the debt issuance costs, was 1.2%. For the year ended December 31, 2023, 2022, and 2021, the Company recorded zero, zero, and $7.8 million respectively, for amortization of debt discount.

2025 Convertible Notes

In November 2023, the Company repurchased $50.0 million in aggregate principal amount of the 2025 Notes in exchange for $46.3 million cash through an individual, privately negotiated transaction. The repurchase was accounted for as a debt extinguishment. The carrying value of the portion of the 2025 Notes repurchased was $49.4 million, and the Company recognized a gain on the debt extinguishment of $3.1 million, which was recorded in the fourth quarter of 2023 within other income (expense), net, on the Company's Consolidated Statements of Operations.

As of December 31, 2023 and 2022, the outstanding principal on the 2025 Notes was $93.8 million and $143.8 million, respectively, the unamortized debt issuance cost was $1.2 million and $2.8 million, respectively, and the net carrying amount of the liability was $92.6 million and $141.0 million, respectively, which was recorded as long-term debt within the Consolidated Balance Sheets. For the year ended December 31, 2023, 2022, and 2021, the Company recorded interest expense of $1.7 million, $1.8 million, and $1.8 million respectively, for contractual coupon interest, and $0.9 million, $1.0 million, and $0.7 million, respectively, for amortization of debt issuance costs. As of December 31, 2023, and 2022, the effective interest rate, which is calculated as the contractual interest rate adjusted for the debt issuance costs, was 2.8% and 1.9%, respectively. For the year ended December 31, 2023, 2022, and 2021, the Company recorded zero, zero, and $6.4 million respectively, for amortization of the debt discount.

5. Stockholders' equity

Common stock. The Company has two classes of authorized common stock: Class A common stock with 500 million shares authorized and Class B common stock with 150 million shares authorized. As of December 31, 2023, 123.6 million shares of Class A stock were issued and outstanding and 26.3 million shares of Class B stock were issued and outstanding. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting power and conversion rights. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. The Class B common stock is also convertible into Class A common stock on the same basis upon any transfer, whether or not for value, except for "permitted transfers" as defined in the Company's restated certificate of incorporation. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. As of December 31, 2023, the Class B stock continued to represent greater than 10% of the overall outstanding shares.

The Company had the following shares of common stock reserved for issuance upon the exercise of equity instruments as of December 31, 2023:

(in thousands)	December 31, 2023
Stock options outstanding	2,684
Restricted stock units outstanding	11,494
Performance stock units outstanding	1,441
Common stock available for future grants	37,414
Total common stock shares reserved for issuance	53,033

Stock Repurchase Program. On January 27, 2022, the Company's board of directors authorized the repurchase of up to $100 million of its Class A common stock, and on February 9, 2023, the Company's board of directors authorized the repurchase of an additional $40 million of its Class A common stock. Stock repurchases under the program may be made periodically using a variety of methods, including without limitation, open market purchases, block trades or otherwise in compliance with all federal and state securities laws and state corporate law and in accordance with the single broker, timing, price, and volume guidelines set forth in Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, as such guidelines may be modified by the SEC from time to time. This stock repurchase program has no time limit and may be modified, suspended, or discontinued at any time. The Company currently intends to hold its repurchased shares as treasury stock.

As of December 31, 2023, the remaining amount of share repurchases under the program was $60.4 million. The following table summarizes share repurchases during the year ended December 31, 2023 and 2022.

	Year ended December 31,	
(in thousands, except per share data)	2023	2022
Shares repurchased	9,931	5,967
Average price per share	$ 4.03	$ 6.64
Value of shares repurchased	$ 40,000	$ 39,618

6. Employee benefit plans

Equity incentive plans. The Company has outstanding equity grants from its three stock-based employee compensation plans: the 2014 Equity Incentive Plan (2014 Plan), the 2010 Equity Incentive Plan (2010 Plan) and the 2014 Employee Stock Purchase Plan (2014 ESPP). No new options or awards have been granted under the 2010 Plan since June 2014. Outstanding options and awards under the 2010 Plan continue to be subject to the terms and conditions of the 2010 Plan.

The 2014 Plan serves as a successor to the 2010 Plan and provides for the granting of incentive and non-qualified stock options, restricted stock awards (RSAs), restricted stock units (RSUs), stock appreciation rights, stock bonus awards and performance awards to qualified employees, non-employee directors and consultants. Options granted under the 2014 Plan generally expire within ten years from the date of grant and generally vest over one to four years. Restricted stock units (RSUs) granted under the 2014 Plan generally vest over two to four years based upon continued service and are settled at vesting in shares of the Company's Class A common stock. Performance stock units (PSUs) granted under the 2014 Plan generally vest over three years based upon continued service and the Company achieving certain financial and operating targets and are settled at vesting in shares of the Company's Class A common stock. The Company accounts for forfeitures of stock-based payment awards in the period they occur.

The 2014 ESPP allows eligible employees to purchase shares of the Company's Class A common stock through payroll deductions at a price equal to 85% of the lesser of the fair market value of the stock as of the first date or the ending date of each six-month offering period. The 2014 Plan and the ESPP also provide for automatic annual increases in the number of shares reserved for future issuance.

In June 2023, the Company's stockholders approved the 2024 Equity Incentive Plan (2024 Plan) and the 2024 Employee Stock Purchase Plan (2024 ESPP) which will be the successors to the Company's 2014 Plan and 2014 ESPP, respectively. The effective date of both the 2024 Plan and the 2024 ESPP is February 15, 2024. The 2014 Plan and the 2014 ESPP will each expire on February 15, 2024. Awards granted under the 2014 Plan will continue to be subject to the terms and provisions of the 2014 Plan.

Employee retirement plan. The Company has a defined contribution retirement plan covering the United States and other international full-time employees that provides for voluntary employee contributions from 1% to 100% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines. In certain locations, the Company makes contributions to employee defined contribution plans, these contributions were $0.9 million, $0.8 million, and $0.8 million in 2023, 2022, and 2021, respectively.

Stock options

A summary of the Company's stock option activity is as follows:

	Shares (in thousands)	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2022	3,089	$ 9.37	5.30	$ 467
Granted	198	3.58		
Exercised	—	—		
Forfeited/Cancelled	(603)	11.64		
Outstanding at December 31, 2023	2,684	$ 8.43	5.08	$ —
Vested and expected to vest at December 31, 2023	2,684	$ 8.43	5.08	$ —
Exercisable at December 31, 2023	2,250	$ 8.92	4.40	$ —

The weighted-average grant date fair value of all options granted was $2.14, $5.05, and $4.62 per share in 2023, 2022, and 2021, respectively. The total fair value of all options vested was $1.4 million, $1.5 million, and $1.5 million in 2023, 2022, and 2021, respectively. The aggregate intrinsic value of the stock options outstanding as of December 31, 2023 represents the value of the Company's closing stock price on December 31, 2023 in excess of the exercise price multiplied by the number of options outstanding.

Restricted stock units

A summary of the Company's RSU activity is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2022	8,727	$ 7.19
Granted	8,595	5.13
Vested	(5,224)	6.61
Forfeited	(604)	6.68
Non-vested shares at December 31, 2023	11,494	$ 5.94

The weighted-average grant date fair value of all RSUs granted was $5.13, $7.68, and $8.83 per share in 2023, 2022, and 2021, respectively. The total fair value of all RSUs vested was $34.5 million, $30.8 million, and $28.5 million in 2023, 2022, and 2021, respectively.

Performance stock units

A summary of the Company's PSU activity is as follows:

	Shares (in thousands)	Weighted-average grant date fair value
Non-vested shares at December 31, 2022	686	$ 7.93
Granted	1,254	5.79
Vested	(485)	7.71
Forfeited	(631)	5.86
Non-vested shares at December 31, 2023	824	$ 6.38

The weighted-average grant date fair value of all PSUs granted was $5.79, $8.70, and $7.93 per share in 2023, 2022, and 2021, respectively. The total fair value of all PSUs vested was $3.7 million, $4.8 million, and $3.0 million in 2023, 2022, and 2021, respectively.

Employee stock purchase plan. For 2023, 2022, and 2021 the Company issued 0.9 million, 0.7 million, and 0.8 million shares under its ESPP, respectively, at weighted-average prices of $4.10, $6.72, and $5.28 per share, respectively.

Fair value disclosures. The Company measures compensation expense for all stock-based payment awards based on the estimated fair values on the date of the grant. The fair value of RSUs and PSUs are determined using the Company's closing stock price on the date of grant. The Company recognizes compensation expense for PSUs when it is probable that the vesting conditions will be met. The fair value of stock options granted and purchases under the Company's ESPP are estimated using the Black-Scholes option pricing model. Expected term of stock options granted was estimated based on the simplified method. Expected stock price volatility was estimated by taking the Company's average historical volatility. Risk-free interest rate was based on the yields of U.S. Treasury securities with maturities similar to the expected term. Dividend yield was zero as the Company does not have any history of, nor plans to make, dividend payments.

The fair value of stock options granted was estimated as of the grant date using the following assumptions:

	Year ended December 31,		
	2023	2022	2021
Volatility	59%-60%	60%-62%	64%
Expected term (years)	6.10	6.10	6.10
Risk-free interest rate	3.5%-4.5%	2.0%-3.9%	0.7%-1.1%
Dividend yield	—%	—%	—%

The fair value of stock purchase rights granted under the ESPP was estimated using the following assumptions:

	Year ended December 31,		
	2023	2022	2021
Volatility	39%-42%	39%-55%	64%-80%
Expected term (years)	0.5	0.5	0.5
Risk-free interest rate	5.0%-5.6%	0.7%-3.1%	0.1%
Dividend yield	—%	—%	—%

Stock-based compensation expense. The following table summarizes stock-based compensation expense included in the Consolidated Statements of Operations:

	Year ended December 31,					
(in thousands)		2023		2022		2021
Cost of revenue	$	1,955	$	1,805	$	1,794
Research and development		19,062		17,221		17,263
Sales and marketing		8,736		8,173		8,045
General and administrative		11,726		11,792		11,548
Total stock-based compensation expense	$	41,479	$	38,991	$	38,650

The income tax benefit related to stock-based compensation expense was $9.3 million, $8.6 million and $9.0 million for the year ended December 31, 2023, 2022, and 2021 respectively. See Note 8, Income taxes, for additional details.

As of December 31, 2023, total unearned stock-based compensation of $57.0 million related to stock options, RSUs, PSUs, and ESPP shares is expected to be recognized over a weighted-average period of 2.24 years.

7. Net income (loss) per share

The following table presents the calculations of basic and diluted net income (loss) per share:

	Year ended December 31,					
(in thousands, except per share data)		2023		2022		2021
Numerator:						
Net income (loss) - Basic	$	(53,183)	$	28,847	$	371,171
Interest on convertible notes, income tax effected		—		3,055		—
Net income (loss) - Diluted	$	(53,183)	$	31,902	$	371,171
Denominator:						
Weighted-average common shares - basic for Class A and Class B common stock		153,348		156,181		154,274
Effect of dilutive securities		—		22,098		8,904
Weighted-average common shares - diluted for Class A and Class B common stock		153,348		178,279		163,178
Net income (loss) per share						
Basic	$	(0.35)	$	0.18	$	2.41
Diluted	$	(0.35)	$	0.18	$	2.27

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive:

(in thousands)	Year ended December 31,		
	2023	**2022**	**2021**
Stock-based awards	15,839	7,495	1,792
Shares related to convertible senior notes	14,808	—	—
Total anti-dilutive securities	30,647	7,495	1,792

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding. Diluted net income per share adjusts the basic net income per share and the weighted-average number of shares of common stock outstanding for the potentially dilutive impact of the Company's ESPP and stock awards, using the treasury stock method. The Company calculated the potential dilutive effect of its 2022 Notes and 2025 Notes under the if-converted method. Under the if-converted method, diluted net income per share was determined by assuming all of the 2022 Notes and the 2025 Notes were converted into shares of the Company's Class A common stock at the beginning of the reporting period. In addition, in periods of net income, interest charges on the 2022 Notes and 2025 Notes, which includes both coupon interest and amortization of debt issuance costs, were added back to net income on an after-tax effected basis.

Prior to the adoption of ASU 2020-06, the Company calculated the potential dilutive effect of its 2022 Notes and 2025 Notes under the treasury stock method. As a result, only the amount by which the conversion value exceeded the aggregate principal amount of the 2022 Notes and 2025 Notes (the conversion spread) was considered in the diluted net income (loss) per share computation. The conversion spread was dilutive in periods of net income when the average market price of the Company's Class A common stock for a given reporting period exceeded the initial conversion prices of $10.64 and $9.3285 per share for the 2022 Notes and 2025 Notes, respectively. For the year ended December 31, 2021, only the conversion spread relating to the 2025 Notes had a dilutive effect on net income per share. The initial conversion price of the 2022 Notes was greater than the average market price of the Company's Class A Common Stock for the year ended December 31, 2021, and as such, had no impact on anti-dilutive or dilutive share calculations. Upon conversion of the 2025 Notes, there will be no economic dilution until the average market price of the Company's Class A common stock exceeds the cap price of $12.0925 per share, as exercise of the Capped Calls offset any dilution from the 2025 Notes from the initial conversion price up to the cap price. The Capped Calls are excluded from diluted net income per share as they would be anti-dilutive.

The Company's 2022 Notes matured on April 15, 2022, and the Company's 2025 Notes will mature on November 15, 2025, unless earlier repurchased or converted into shares of Class A common stock under certain circumstances as described further in Note 4 Financing arrangements. The 2025 Notes are convertible into cash, shares of the Company's Class A common stock, or a combination thereof, at the Company's election.

The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to ten votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock and has no expiration date. Each share of Class B common stock will convert automatically into one share of Class A common stock upon the date when the outstanding shares of Class B common stock represent less than 10% of the aggregate number of shares of common stock then outstanding. Class A common stock is not convertible into Class B common stock. The computation of the diluted net income (loss) per share of Class A common stock assumes the conversion of Class B common stock.

8. Income taxes

Income (loss) before income taxes consisted of the following:

		Year ended December 31,				
(in thousands)		2023		2022		2021
United States	$	(79,514)	$	26,215	$	83,419
Foreign		11,781		8,238		6,681
Income (loss) before income taxes	$	(67,733)	$	34,453	$	90,100

Income tax expense (benefit) consisted of the following:

		Year ended December 31,				
(in thousands)		2023		2022		2021
Current						
Federal	$	3	$	2	$	(128)
State		162		818		267
Foreign		3,176		2,076		(7,669)
Total current		3,341		2,896		(7,530)
Deferred						
Federal		(14,018)		5,039		(205,856)
State		(3,828)		(2,312)		(67,933)
Foreign		(45)		(17)		248
Total deferred		(17,891)		2,710		(273,541)
Income tax expense (benefit)	$	(14,550)	$	5,606	$	(281,071)

	Year ended December 31,					
	2023		2022		2021	
(dollars in thousands)	$	%	$	%	$	%
Reconciliation to statutory rate						
Tax at federal statutory rate	$ (14,224)	21.0 %	$ 7,234	21.0 %	$ 18,921	21.0 %
Impact of foreign operations	2,969	(4.4)	1,572	4.6	(8,222)	(9.2)
Stock-based compensation	3,434	(5.1)	(1,192)	(3.5)	(5,345)	(5.9)
Nondeductible items	557	(0.8)	1,805	5.2	1,684	1.9
Change in valuation allowance	—	—	—	—	(284,551)	(315.8)
State income taxes, net of federal benefit	(1,560)	2.3	1,189	3.5	1,828	2.0
Tax credits	(5,474)	8.1	(5,222)	(15.1)	(6,091)	(6.8)
Other	(252)	0.4	220	0.6	705	0.8
Income tax expense (benefit) at effective tax rate	$ (14,550)	21.5 %	$ 5,606	16.3 %	$(281,071)	(312.0)%

The effective tax rate of 21.5% for 2023, primarily resulted from a tax benefit on pre-tax book loss, and federal and California research and development credits, partially offset by the nondeductible equity tax expense from stock-based compensation and the impact of foreign operations, net of the release of a portion of uncertain tax positions as a result of a lapse in the statute of limitations in certain jurisdictions. The effective tax rate of 16.3% for 2022, primarily resulted from tax expense on pre-tax book income, partially offset by the income tax benefits

from stock-based compensation, federal and California research and development credits, and an income tax benefit related to foreign provision to income tax return adjustments.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities were as follows:

	Year ended December 31,	
(in thousands)	2023	2022
Deferred tax assets:		
Net operating loss carryforwards	$ 109,059	$ 118,399
Tax credit carryforwards	96,610	91,147
Stock-based compensation	5,966	6,034
Allowance for returns	1,823	1,818
Intangible assets	2,727	3,753
Depreciation and amortization	988	1,661
Operating lease liabilities	8,326	10,177
Capitalized research and development costs	55,266	29,122
Accruals and reserves	20,540	22,001
Total deferred tax assets	$ 301,305	$ 284,112
Deferred tax liabilities:		
Operating lease right-of-use assets	(4,321)	(5,072)
Total deferred tax liabilities	(4,321)	(5,072)
Net deferred tax assets	$ 296,984	$ 279,040

Each quarter, the Company assesses the recoverability of its existing deferred tax assets under ASC Topic 740. The Company assesses available positive and negative evidence and uses judgment regarding past and future events, including operating results to estimate whether sufficient future taxable income will be generated to use its existing deferred tax assets. For the period ended December 31, 2023, based on evidence currently available, the Company continues to believe that it is more likely than not that its United States federal, state, and foreign deferred tax assets will be realized and thus, a valuation allowance is not required on its deferred tax assets. The Company continuously monitors future projections of its operating results to determine the potential impact regarding its assessment of the recoverability of deferred tax assets in each of its applicable jurisdictions. In the event there is a need to record a valuation allowance or release a valuation allowance, as applicable, a tax expense or benefit would be recorded, which may be material to the Company's consolidated financial statements.

As of December 31, 2023, the Company's federal, California, and other state net operating loss carryforwards for income tax purposes were $394.1 million, $243.1 million, and $169.8 million, net of reserves, respectively. Also, the Company's federal and California state tax credit carryforwards were $54.4 million and $53.4 million, net of reserves, respectively. If not utilized, federal net operating losses that arose before 2018 and California loss carryforwards will begin to expire from 2035 to 2043, while federal credit and other state loss carryforwards will begin to expire primarily from 2024 to 2043. Federal net operating losses that arose after 2017 and all California tax credits will be carried forward indefinitely.

Uncertain income tax positions. The Company had gross unrecognized tax benefits of $25.8 million, $23.4 million, and $21.3 million, as of December 31, 2023, 2022, and 2021, respectively. For fiscal year 2023, 2022, and 2021, total unrecognized income tax benefits were $10.9 million, $9.8 million, and $7.3 million, respectively, and if recognized, would reduce income tax expense. A material portion of the Company's gross unrecognized tax benefits, if recognized, would increase the Company's net operating loss carryforward.

The Company conducts business globally and as a result, files income tax returns in the United States and foreign jurisdictions. The Company's unrecognized tax benefits relate primarily to unresolved matters with taxing authorities. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its reserves reflect the more likely outcome. The Company believes, due to statute of limitations expiration, that within the next 12 months, it is possible that up to $2.9 million of uncertain tax positions could be released. It is also reasonably possible that additional uncertain tax positions will be added. It is not reasonably possible at this time to quantify the net effect.

A reconciliation of the beginning and ending amount of gross unrecognized income tax benefits are as follows:

					Year ended December 31,			
(in thousands)		2023			2022			2021
Balance at January 1	$	23,414	$		21,330	$		27,471
Increase related to current year tax positions		4,948			2,543			3,081
Increase related to prior year tax positions		—			—			3,900
Decrease related to prior year tax positions		(2,526)			(459)			(13,122)
Balance at December 31	$	25,836	$		23,414	$		21,330

The Company's policy is to account for interest and penalties related to income tax liabilities within the provision for income taxes. The balances of accrued interest and penalties recorded in the balance sheets and provision were not material for any period presented.

The Company files income tax returns in the United States and in foreign jurisdictions. As of December 31, 2023, the Company continues to assert indefinite reinvestment to the extent of any foreign withholding taxes on the undistributed earnings related to these foreign branches. Any foreign withholding tax on these earnings is deemed not to be material.

9. Commitments, contingencies, and guarantees

Facility leases. The Company leases its facilities under long-term operating leases, which expire at various dates through 2029.

The components of net lease cost, which were primarily recorded in operating expenses, were as follows:

					Year ended December 31,			
(in thousands)		2023			2022			2021
Operating lease cost [1]	$	11,045	$		11,060	$		11,566
Sublease income		(2,281)			(2,907)			(964)
Net lease cost	$	8,764	$		8,153	$		10,602

[1] Operating lease cost includes variable lease costs, which are immaterial.

Supplemental cash flow information related to leases was as follows:

					Year ended December 31,			
(in thousands)		2023			2022			2021
Cash paid for amounts included in the measurement of lease liabilities								
Operating cash flows from operating leases	$	12,217	$		14,595	$		14,902
Right-of-use assets obtained in exchange for operating lease liabilities		3,943			1,221			2,475
Operating lease modification to decrease right-of-use assets		—			(232)			—

Supplemental balance sheet information related to leases was as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (in years) - operating leases	3.05	3.81
Weighted-average discount rate - operating leases	6.2%	6.1%

As of December 31, 2023, maturities of operating lease liabilities were as follows:

(in thousands)	December 31, 2023
2024	$ 12,488
2025	13,141
2026	12,361
2027	1,359
2028	401
Thereafter	103
Total lease payments	39,853
Less: Imputed interest	(3,806)
Present value of lease liabilities	$ 36,047

Other commitments. In the ordinary course of business, the Company enters into multi-year agreements to purchase sponsorships with event organizers, resorts, and athletes as part of its marketing efforts; software licenses related to its financial and IT systems; debt agreements; and various other contractual commitments. As of December 31, 2023, future commitments were as follows:

(in thousands)	Total	2024	2025	2026	2027	2028	Thereafter
Other contractual commitments	$ 50,996	$ 36,045	$ 10,278	$ 4,673	$ —	$ —	$ —
Long-term debt [1]	96,081	1,159	94,922	—	—	—	—
Total contractual cash obligations	$ 147,077	$ 37,204	$ 105,200	$ 4,673	$ —	$ —	$ —

[1] The Company's convertible senior note is due in November 2025. The balances include accrued and unpaid interest as of December 31, 2023. Refer to Note 4 Financing arrangements.

Legal proceedings and investigations. Since 2015, Contour IP Holdings LLC (CIPH) and related entities have filed lawsuits in various federal district courts alleging, among other things, patent infringement in relation to certain GoPro products. Following litigation in federal courts and the United States Patent and Trademark Office, CIPH's patents were ruled invalid in March 2022. Judgment was then entered in favor of the Company and against CIPH. CIPH later appealed, and the appeal is pending at the Federal Circuit. The Company believes that the appeal lacks merit and intends to vigorously defend against CIPH's appeal.

The Company regularly evaluates the associated developments of the legal proceeding described above, as well as other legal proceedings that arise in the ordinary course of business. While litigation is inherently uncertain, based on the currently available information, the Company is unable to determine a loss or a range of loss, and does not believe the ultimate cost to resolve these matters will have a material adverse effect on its business, financial condition, cash flows or results of operations.

Indemnifications. The Company has entered into indemnification agreements with its directors and executive officers which requires the Company to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. In addition, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties, and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. It is not possible to determine the maximum potential amount under these indemnification agreements due to the Company's limited history with indemnification claims and the unique facts and circumstances involved in each particular agreement. As of December 31, 2023, the Company has not paid any claims, nor has it been required to defend any action related to its indemnification

obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

10. Concentrations of risk and geographic information

Concentration of risk. Financial instruments which potentially subject the Company to concentration of credit risk includes cash and cash equivalents, marketable securities, accounts receivable, and derivative instruments, including the Capped Calls associated with the 2025 Notes. The Company places cash and cash equivalents with high-credit-quality financial institutions; however, the Company maintains cash balances in excess of the FDIC insurance limits. The Company believes that credit risk for accounts receivable is mitigated by the Company's credit evaluation process, relatively short collection terms and dispersion of its customer base. The Company generally does not require collateral and losses on trade receivables have historically been within the Company's expectations. The Company believes its counterparty credit risk related to its derivative instruments is mitigated by transacting with major financial institutions with high credit ratings.

Customers who represented 10% or more of the Company's net accounts receivable balance were as follows:

	December 31, 2023	December 31, 2022
Customer A	30%	30%
Customer B	11%	11%

The following table summarizes the Company's accounts receivables sold, without recourse, and factoring fees paid:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Accounts receivable sold	$ 103,990	$ 124,350	$ 108,625
Factoring fees	1,555	1,163	488

Third-party customers who represented 10% or more of the Company's total revenue were as follows:

	Year ended December 31,		
	2023	2022	2021
Customer A	*	*	11%

* Less than 10% of total revenue for the periods indicated.

Supplier concentration. The Company relies on third parties for the supply and manufacture of its products, some of which are sole-source suppliers. The Company believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, the Company periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, the Company may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all. The Company also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics. In instances where an outsourcing agreement does not exist or these third parties fail to perform their obligations, the Company may be unable to find alternative partners or satisfactorily deliver its products to its customers on time.

Geographic information

Revenue by geographic region, based on ship-to locations, was as follows:

	Year ended December 31,			2023 vs 2022	2022 vs 2021
(in thousands)	2023	2022	2021	% Change	% Change
Americas	$ 469,675	$ 521,270	$ 607,534	(10)%	(14)%
Europe, Middle East and Africa (EMEA)	290,814	300,870	305,654	(3)	(2)
Asia and Pacific (APAC)	244,970	271,401	247,896	(10)	9
Total revenue	$ 1,005,459	$ 1,093,541	$ 1,161,084	(8)%	(6)%

Revenue from the United States, which is included in the Americas geographic region, was $388.0 million, $446.0 million, and $526.5 million for 2023, 2022, and 2021, respectively. No other individual country exceeded 10% of total revenue for any period presented. The Company does not disclose revenue by product category as it does not track sales incentives and other revenue adjustments by product category to report such data.

As of December 31, 2023 and 2022, long-lived assets, which represent net property and equipment, located outside the United States, primarily in Hong Kong and mainland China, were $1.6 million and $4.0 million, respectively.

11. Restructuring charges

Restructuring charges for each period were as follows:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Cost of revenue	$ (90)	$ 8,090	$ 70
Research and development	687	244	600
Sales and marketing	130	137	361
General and administrative	11	77	195
Total restructuring charges	$ 738	$ 8,548	$ 1,226

Fourth quarter 2022 restructuring

In December 2022, the Company approved a restructuring plan to reduce camera production-related costs by globally realigning its manufacturing footprint to concentrate production activities in two primary locations: China and Thailand. Under the fourth quarter 2022 restructuring, the Company recorded restructuring charges of $8.1 million including $7.0 million for camera production line closure costs and $1.1 million for related transitional costs to migrate production to the Company's remaining manufacturing locations.

The following table provides a summary of the Company's restructuring activities and the movement in the related liabilities recorded in accrued expenses and other current liabilities on the Consolidated Balance Sheets under the fourth quarter 2022 restructuring.

(in thousands)	Contract and Other Costs	Total
Restructuring liability as of December 31, 2022	$ 7,833	$ 7,833
Restructuring charges (releases)	(184)	(184)
Cash paid	(7,649)	(7,649)
Restructuring liability as of December 31, 2023	$ —	$ —

12. Subsequent events

In January 2024, the Company entered into an agreement to acquire a privately-held company that offers technology-enabled helmets. The transaction is expected to close in the first quarter of 2024, subject to the satisfaction of customary closing conditions.

Schedule II

GoPro, Inc.

VALUATION AND QUALIFYING ACCOUNTS

For the year ended December 31, 2023, 2022 and 2021

(in thousands)	Balance at Beginning of Year	Charges to Revenue	Charges (Benefits) to Expense	Charges to Other Accounts - Equity	Deductions /Write-offs	Balance at End of Year
Allowance for doubtful accounts receivable:						
Year ended December 31, 2023	$ 390	$ —	$ 67	$ —	$ (7)	$ 450
Year ended December 31, 2022	700	—	(294)	—	(16)	390
Year ended December 31, 2021	492	—	393	—	(185)	700
Valuation allowance for deferred tax assets:						
Year ended December 31, 2023	$ —	$ —	$ —	$ —	$ —	$ —
Year ended December 31, 2022	—	—	—	—	—	—
Year ended December 31, 2021	287,276	—	(284,551)	—	(2,725)	—

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the three months ended December 31, 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the CEO and CFO, recognizes that our disclosure controls and procedures or our internal control over financial reporting cannot prevent or detect all possible instances of errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Item 9B. Other Information

Trading Plans of Directors and Executive Officers

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fourth quarter ended December 31, 2023, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2024 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2023.

Item 11. Executive Compensation

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2024 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities authorized for issuance under equity compensation plans. The information required by this item will be included in an amendment to this Annual Report on Form 10-K or incorporated by reference from our Proxy Statement to be filed with the SEC for our 2024 Annual Meeting of Stockholders within 120 days after the end of our fiscal year ended December 31, 2023.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2024 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2023.

Item 14. Principal Accounting Fees and Services

The information required for this Item is incorporated by reference from our Proxy Statement to be filed for our 2024 Annual Meeting of Stockholders within 120 days after the end of the fiscal year ended December 31, 2023.

PART IV

Item 15. Exhibits, Financial Statement Schedules

1. <u>Financial Statements</u>

    The financial statements filed as part of this report are listed in the Index to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K.

2. <u>Financial Statement Schedules</u>

    The financial statement schedule filed in response to Part II, Item 8 and Part IV, Item 15(c) of this Form 10-K is listed under Part II, Item 8 on the Index to Consolidated Financial Statements.

3. <u>Exhibit Listing</u>

Exhibit Number	Exhibit Title	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.01	Restated Certificate of Incorporation of the Registrant, with Certificate of Change of Registered Agent and/or Registered Office	10-K	001-36514	3.01	February 15, 2019	
3.02	Amended and Restated Bylaws of the Registrant.	S-1	333-200038	3.02	November 10, 2014	
4.01	Form of Registrant's Class A common stock certificate.	S-1	333-196083	4.01	May 19, 2014	
4.08	Description of Registrant's Securities Registered Under Section 12 of the Exchange Act	10-K	001-36514	4.08	February 14, 2020	
10.01*	Form of Indemnity Agreement by and between the Registrant and each of its directors and executive officers.	S-1	333-196083	10.01	May 19, 2014	
10.02*	Form of Change in Control Severance Agreement.	S-1	333-196083	10.09	May 19, 2014	
10.03*	2010 Equity Incentive Plan, as amended, and form of stock option agreement and restricted stock unit agreement.	S-1	333-196083	10.02	May 19, 2014	
10.04*	2014 Equity Incentive Plan, as amended, and forms thereunder.	10-Q	001-36514	10.03	July 29, 2016	
10.05*	2014 Employee Stock Purchase Plan and forms thereunder.	S-1/A	333-196083	10.04	June 11, 2014	
10.06*	Executive Severance Policy.	10-K	001-36514	10.06	February 15, 2019	
10.07*	Employment Letter to Nicholas Woodman from the Registrant, dated June 2, 2014.	S-1/A	333-196083	10.16	June 11, 2014	
10.08*	Waiver Agreement dated January 1, 2018, by and between Nicholas Woodman and the Registrant.	10-K	001-36514	10.17	February 16, 2018	
10.09*	Offer Letter to Eve Saltman from the Registrant, dated March 7, 2018.	10-Q	001-36514	10.02	May 4, 2018	
10.10*	Offer Letter to Brian McGee from the Registrant, dated September 3, 2015.	10-K	001-36514	10.12	February 16, 2017	
10.11*	Offer Letter to Dean Jahnke from the Registrant, dated March 5, 2014.	10-K	001-36514	10.12	February 10, 2023	
10.12	Office Lease Agreement, dated as of November 1, 2011, by and between Locon San Mateo, LLC and the Registrant, as amended, and other leases for the Registrant's headquarters.	S-1	333-196083	10.12	May 19, 2014	
10.13	Eighth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated February 24, 2016.	10-K	001-36514	10.15	February 16, 2017	
10.14	Ninth amendment to Office Lease Agreement, by and between RAR2 - Clearview Business Park Owner QRS, LLC and the Registrant, dated August 3, 2016.	10-K	001-36514	10.16	February 16, 2017	

10.15	First Amendment, dated August 12, 2016, to Office Lease Agreement dated November 1, 2011, between the Company and RAR2-Clearview Business Park Owner, LLC.	10-Q	001-36514	10.02	August 4, 2017
10.16	Tenth amendment to Office Lease Agreement by and between HG Clearview Owner LLC and the Registrant, dated April 30, 2019	10-Q	001-36514	10.01	May 10, 2019
10.17	Credit Agreement by and among Registrant, the Lenders party thereto and Wells Fargo Bank, National Association, N.A. dated January 22, 2021.	10-K	001-36514	10.22	February 12, 2021
10.18	Indenture, dated as of April 12, 2017, between the Company and Wells Fargo Bank, National Association (including the form of 3.50% Convertible Senior Notes due 2022)	8-K	001-36514	4.1	April 12, 2017
10.19	Indenture, dated as of November 24, 2020, between the Company and Wells Fargo Bank, National Association (including the form of 1.25% convertible senior notes due 2025)	8-K	001-36514	4.1	November 24, 2020
10.20	Sub-Lease Agreement, dated as of October 14, 2021, by and between Skydio and the Registrant, for the Registrant's headquarters' buildings E and F.	10-K	001-36514	10.25	February 11, 2022
10.21	Office lease agreement between Carlsbad1-Commerce, LLC and the Registrant dated April 17, 2023.	10-Q	001-36514	10.03	August 3, 2023
10.22*	GoPro, Inc. 2024 Equity Incentive Plan and related form agreements.	8-K	001-36514	10.01	June 9, 2023
10.23*	GoPro, Inc. 2024 Employee Stock Purchase Plan and related form agreements.	8-K	001-36514	10.02	June 9, 2023
10.24	Amendment No. 1 dated March 10, 2023, to Credit Agreement by and among Wells Fargo Bank, N.A., Registrant, and the Lenders party thereto dated January 22, 2021.	10-Q	001-36514	10.01	August 3, 2023
21.01	List of Subsidiaries.				X
23.01	Consent of Independent Registered Public Accounting Firm.				X
24.01	Power of Attorney (included on the signature page to this Annual Report on Form 10-K).				X
31.01	Certification of Principal Executive Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.				X
31.02	Certification of Principal Financial Officer Required Under Rule 13(a)-14(a) and 15(d)-14(a) of the Securities Exchange Act of 1934, as amended.				X
32.01‡	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.				X
97	Compensation Recovery Policy.				X
101.INS	Inline XBRL Instance Document				X
101.SCH	Inline XBRL Taxonomy Extension Schema				X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase				X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase				X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase				X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase				X
104	Inline XBRL For the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set				X

*   Indicates a management contract or compensatory plan.

‡   As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the SEC and are not incorporated by reference in any filing of GoPro, Inc. under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

GoPro, Inc.
(Registrant)

Dated: February 9, 2024	By: /s/ Nicholas Woodman
	Nicholas Woodman
	Chief Executive Officer
	(Principal Executive Officer)

Dated: February 9, 2024	By: /s/ Brian McGee
	Brian McGee
	Chief Financial Officer and Chief Operating Officer
	(Principal Financial Officer)

Dated: February 9, 2024	By: /s/ Charles Lafrades
	Charles Lafrades
	Chief Accounting Officer
	(Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nicholas Woodman and Brian McGee, and each of them, as his true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
By: /s/ Nicholas Woodman Nicholas Woodman	Chief Executive Officer and Chairman *(Principal Executive Officer)*	February 9, 2024
By: /s/ Brian McGee Brian McGee	Chief Financial Officer and Chief Operating Officer *(Principal Financial and Accounting Officer)*	February 9, 2024
By: /s/ Tyrone Ahmad-Taylor Tyrone Ahmad-Taylor	Director	February 9, 2024
By: /s/ Kenneth Goldman Kenneth Goldman	Director	February 9, 2024
By: /s/ Peter Gotcher Peter Gotcher	Director	February 9, 2024
By: /s/ Shaz Kahng Shaz Kahng	Director	February 9, 2024
By: /s/ Alexander Lurie Alexander Lurie	Director	February 9, 2024
By: /s/ Susan Lyne Susan Lyne	Director	February 9, 2024
By: /s/ Frederic Welts Frederic Welts	Director	February 9, 2024
By: /s/ Lauren Zalaznick Lauren Zalaznick	Director	February 9, 2024

